FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Annual Report and Form 20-F Information 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: February 25, 2005	By: /s/ A C N Kemp

Name: A C N Kemp
Title: Assistant Secretary

Item 1

AstraZeneca Annual Report and Form 20-F Information 2004

thinking performance

Annual Report and Form 20-F Information 2004

AstraZeneca

life inspiring ideas

		AstraZeneca Annual Report and Form 20-F Information 2004

Contents

The Year in Brief	01	Financial Statements		69	21.	Reserves	96

Dividend for 2004	01	Preparation of the Financial Statements			22.	Net cash inflow from trading operations	97
		and Directors’ Responsibilities		70
Chairman’s Statement	02				23.	Cash outflow related
		Basis of Consolidation and				to exceptional items	97
Chief Executive’s Review	04	Presentation of Financial Information		70
					24.	Disposals of business operations	97
Global Market Overview	06	Independent Auditor’s Report to the
		Members of AstraZeneca PLC		71	25.	Reconciliation of net cash flow
Financial Highlights	07					to movement in net funds	98
		Group Profit and Loss Account		72
Board of Directors	08				26.	Analysis of net funds	98
		Group Statement of Total Recognised Gains
Strategy	10	and Losses		72	27.	Financing	98

Key Products	10	Group Balance Sheet		74	28.	Post-retirement benefits	99

Operational Review	11	Statement of Group Cash Flow		75	29.	Employee costs and share option
						plans for employees	104
Cardiovascular	12	Accounting Policies		76
					30.	Assets pledged, commitments and
Gastrointestinal	15	Notes to the Financial Statements		78		contingent liabilities	109

Neuroscience	17	1.	Group operating profit	78	31.	Leases	118

Oncology	20	2.	Share of turnover and operating profits		32.	Statutory and other information	119
			of joint venture	80
Respiratory and Inflammation	23				33.	Company information	120
		3.	Exceptional items	80
Infection	25				34.	Called-up share capital
		4.	Net interest	80		of parent company	123
Geographic Review	26
		5.	Taxation	81	Principal Subsidiaries		124
Development Pipeline	28
		6.	Dividends to shareholders	84	Additional Information for
Research and Development	30				US Investors		125
		7.	Earnings per $0.25 Ordinary Share	84
Commercialisation and Portfolio					Group Financial Record – UK GAAP		136
Management	31	8.	Segment information	85
					Group Financial Record – US GAAP		138
Supply and Manufacturing	32	9.	Tangible fixed assets	87
					IFRS Restatements		139
Other Businesses	33	10.	Goodwill and intangible assets	88
					Shareholder Information		147
Main Facilities	33	11.	Fixed asset investments	88
					Risk Factors		155
Corporate Responsibility	34	12.	Stocks	89
					AstraZeneca Code of Conduct		158
Industry Regulation	35	13.	Debtors	89
					Additional Information		160
Intellectual Property	36	14.	Short term investments	90
							inside
Financial Review	37	15.	Short term borrowings and overdrafts	90	Cross Reference to Form 20-F		back cover

Directors’ Report	52	16.	Other creditors	90

Audit Committee’s Report	58	17.	Loans	91

Directors’ Remuneration Report	60	18.	Financial instruments	91

		19.	Provisions for liabilities and charges	95

		20.	Reconciliation of movements in shareholders’ funds	95

Trade marks
Trade marks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the AstraZeneca group of companies.

Use of terms
In this Annual Report and Form 20-F Information 2004, unless the context otherwise requires, ‘AstraZeneca’, ‘the Group’, ‘the Company’, ‘we’, ‘us’ and ‘our’ refer to AstraZeneca PLC and its consolidated entities.

Statements of competitive position
Except as otherwise stated, market information in this Annual Report and Form 20-F Information 2004 regarding the position of our business or products relative to its or their competition is based upon published statistical data for the 12 months ended 30 September 2004, obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period.

Statements of growth rates
Except as otherwise stated, growth rates in this Annual Report and Form 20-F Information 2004 are given at constant exchange rates (CER).

AstraZeneca websites
Information on our websites, including astrazeneca.com and rosuvastatininformation.com, does not form part of this document.

Cautionary statement regarding forward-looking statements
In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This Annual Report and Form 20-F Information 2004 contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

©AstraZeneca PLC 2005

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AstraZeneca Annual Report and	The Year in Brief	01
Form 20-F Information 2004

The Year in Brief

>	Group sales up 9% at constant exchange rates to $21.4 billion – strong sales performance from key growth products (up 30% to $11.2 billion)

>	Operating profit up 15% at constant exchange rates to $4.8 billion – EPS pre-exceptional items up 18%

>	Dividend increased by 18% to $0.94 for the full year

>	Nexium sales reached $3.9 billion, up 15%

>	Seroquel sales increased by 33% to just over $2 billion

>	Symbicort sales totalled $797 million, up 32%

>	Expanded use of Arimidex in the treatment of early stage breast cancer underpinned 48% increase in sales to $811 million

>	Crestor sales totalled $908 million despite challenging environment. Sales impacted by allegations regarding the product’s safety. Clinical trials experience and post-marketing surveillance continue to support our belief that the safety profile is in line with other marketed statins

>	FDA decision not to approve Exanta. In the EU, where Exanta already marketed for acute indications, more data have been requested before approval of use in chronic indication can be considered

>	Results of ISEL clinical study for Iressa showed no statistically significant increase in survival of overall population. Data suggest survival benefits in patient populations of East Asian origin and non-smokers

>	R&D investment totalled $3.8 billion. 40% more projects in clinical development (phases 1 and 2) than in 2003. 31 projects in pre-clinical testing (26 in 2003)

>	Important strategic alliance with Cambridge Antibody Technology to discover and develop human antibody therapeutics in inflammatory disorders

>	Global clinical trials website on track for launch in the first quarter of 2005. This will provide a detailed, publicly available, scientific, non-promotional summary of clinical trials conducted for products approved since AstraZeneca was formed in 1999

>	Appointment of Executive Director for Development as part of accelerated significant programme of change to optimise the contribution of our development and regulatory functions

Continuing Operations before Exceptional Items

			% growth
	2004	2003	CER

Sales $m	21,426	18,849	+9

Operating profit $m	4,770	4,111	+15

Earnings per share $	2.11	1.78	+18

Group earnings per share $	2.28	1.78	+27
(statutory FRS 3)

Dividend for 2004

	$	Pence	SEK	Payment date

First interim dividend	0.295	16.0	2.200	20 September 2004

Second interim dividend	0.645	34.3	4.497	21 March 2005

Total dividend	0.940	50.3	6.697

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02	AstraZeneca Annual Report and Form 20-F Information 2004	Chairman’s Statement

Chairman’s Statement

‘Leading the Board during AstraZeneca’s formative years has been an exciting journey.’
*Abbott Labs, Aventis, BMS, Eli Lilly, GSK, JNJ, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis, Schering, Schering-Plough and Wyeth Source: Thomson Financial Datastream

2004 was a year of both performance and challenge for AstraZeneca and the pharmaceutical industry in general. Worldwide demand for modern medicines continued to grow, driven by the availability of innovative new medicines, demographics and emerging market opportunities. At the same time, these global drivers are being offset by increased pricing pressure, escalating costs in the development and commercialisation of medicine, and a generally more risk-averse environment as regulators seek to strike an appropriate balance in weighing the risks and benefits of innovation.

For AstraZeneca, the year was characterised not only by good sales growth, productivity gains and continued investment in innovation but also by the disappointments of the US FDA decision not to approve our novel anti-clotting agent, Exanta, the failure to demonstrate an overall survival benefit for the lung cancer product, Iressa, and what we consider to be unfounded speculation about the safety of our lipid-lowering medicine, Crestor.

Growth came from our broad range of products, especially the newer products which are largely free of threat from patent expiry. In addition to strong performances from the established markets, good progress continued to be made in emerging markets such as China and Mexico. Since 2001, we have recruited an additional 2,500 staff to strengthen our presence in emerging markets and AstraZeneca is now one of the fastest growing major pharmaceutical companies in the world’s top eight emerging markets: China, Mexico, Brazil, South Korea, India, Poland, Turkey and Taiwan.

AstraZeneca further emphasised its strategic focus on prescription pharmaceuticals during the year with the divestment of its joint venture interest in the seed company, Advanta BV. Of all the major pharmaceutical companies, AstraZeneca is probably the most focused on prescription medicines, our only other businesses being Astra Tech, the medical device company, and Salick Health Care, which delivers services to cancer care centres.

In such a rapidly changing environment, the Board has been monitoring developments carefully to ensure the appropriateness of our corporate strategy. Particular attention has been paid to the regulatory progress and sales performance of our newer products, the overall composition of our product portfolio and the various productivity initiatives that have been pursued. Success in Research and Development is essential to our strategy and it is good to see the emergence of an impressive early development portfolio with 40% more projects in phase 2 clinical trials than this time last year. We also have more new development candidates emerging from Discovery than ever before. As well as new investments in R&D facilities in Sweden, the UK and the US, we announced a £75 million equity investment and R&D collaboration with Cambridge Antibody Technology to discover and develop human antibody therapeutics. This strategic alliance complements last year’s oncology alliance with Abgenix Inc. and brings to over 1,700 the number of active R&D collaborations and agreements we now have in place.

The Board has also reviewed its corporate governance including individual Directors’ performance. A great deal of effort has gone into preparing and implementing the numerous changes required to comply with the increasing demands from external bodies. In preparation for the adoption of new international accounting standards in 2005, AstraZeneca was the first FTSE 100 company to make available to shareholders financial information for 2003 and the first half of 2004 prepared in accordance with the new standards.

AstraZeneca’s share price performance, and that of other major pharmaceutical companies, were disappointing in 2004 with the AstraZeneca share price in particular affected by the FDA’s non-approval of Exanta, the challenges facing Crestor and the recent clinical trial results for Iressa.

The composition of the Board is also undergoing some change. On my retirement at the end of the year, the Board confirmed the appointment of Louis Schweitzer as my successor as Non-Executive Chairman of AstraZeneca with effect from 1 January 2005, following his appointment to the Board in March 2004. Louis Schweitzer is a distinguished industrialist with wide international experience and I congratulate him most warmly on his appointment.

Karl von der Heyden, the Chairman of the Audit Committee, retired at the 2004 AGM after more than five years as a Non-Executive Director. I thank him for his contribution to the Company and, in particular, the role he played in the development of the work of the Audit Committee. John Buchanan succeeded Karl as Chairman of the Audit Committee. Most recently, the Board announced the appointment of Dr John Patterson, with effect from 1 January 2005, to the Board as Executive Director responsible for Development, emphasising the importance we place on this activity.

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AstraZeneca Annual Report and Form 20-F Information 2004	Chairman’s Statement	03

‘	I look forward to playing my part in ensuring AstraZeneca’s future success.’

My six year engagement with AstraZeneca, from the announcement of the proposed merger in December 1998 to my departure as Chairman at the end of 2004, has been an exciting journey. This includes the fast merger with delivery of promised synergies and, not least, the creation of a cross-border, unified culture. The growth of new products and penetration of developing markets helped bridge the inevitable gap caused by patent expirations of mature products. In spite of recent setbacks in product launches, we have a strong product pipeline underpinning further growth ambitions.

I want to thank my Board colleagues for their valuable support and the Company management, spearheaded by Sir Tom McKillop, for their excellent achievements over these years. I also want to thank all employees and wish them and this fine company every success in the future.

Percy Barnevik

I am grateful to the AstraZeneca Board for the confidence they have shown in me by electing me as their Chairman. Percy Barnevik as the first Chairman of AstraZeneca has served the Company with distinction. On behalf of the Board, shareholders and AstraZeneca employees, I would like to thank him most warmly for his wise counsel, influence and leadership of the Board.

Since my appointment to the Board in March 2004, I have had the opportunity to get to know my Board colleagues, to meet senior managers in the Company and to get a clear view of the Company’s strong financial performance as well as the strategic opportunities and significant challenges facing AstraZeneca. I have been most impressed with what I have seen of the senior management of the Company led by Sir Tom McKillop. I very much look forward to working closely with him and my Board colleagues and playing my part in ensuring the Company’s future.

Following the Company’s strong financial performance in 2004, the Board has recommended a second interim dividend of $0.645, 34.3 pence, SEK4.497 per Ordinary Share bringing the total dividend for the year to $0.94, 50.3 pence, SEK6.697 per Ordinary Share, an increase in dollar terms of 18.2%.

In 2005, we aim to deliver strong financial performance, characterised by top-tier earnings growth and improved shareholder returns, while continuing to build an innovative and valuable pipeline capable of driving shareholder value over the long term.

Louis Schweitzer

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04	AstraZeneca Annual Report and Form 20-F Information 2004	Chief Executive’s Review

Chief Executive’s Review

‘I am confident in the future prospects for AstraZeneca, despite the recent disappointments.’

At the start of 2004, the year seemed full of opportunity: AstraZeneca was moving into a new and exciting phase. The excellent foundations created by a successful merger and the subsequent transformation of an ageing product portfolio had set us up for strong growth from our key products. The growth portfolio, including products that were on the range before the merger, such as Seroquel and Arimidex, and newly introduced products, such as Nexium, Crestor, Symbicort and Iressa, provided an excellent opportunity to deliver value to physicians, patients and shareholders alike.

While we made good progress in this respect, building on the success of our gastroenterology, cardiovascular, respiratory, neuroscience and oncology franchises, we also experienced disappointments with Exanta and Iressa and some difficult market conditions with Crestor.

Nexium (2004 sales $3.9 billion) is now recognised as one of the most successful products in our industry and it has continued to grow, both in the important US market and worldwide, despite an increasingly competitive environment. During the year, we added Nexium Intravenous to the product range and the recent, well-publicised problems with the new class of anti-inflammatory drugs, such as Vioxx, offers further opportunities for Nexium, which is approved for the prevention of the gastrointestinal side effects associated with such anti-inflammatory drugs.

Seroquel ($2.0 billion) continues to grow strongly and is increasingly recognised by patients and doctors for its outstanding safety and efficacy profile. During 2004, Seroquel became the leading atypical anti-psychotic therapy in the US market based on monthly new prescriptions and made strong progress in other markets. Important new opportunities to extend the use of Seroquel also emerged with the exciting results from clinical studies in the treatment of bipolar depression and the management of agitation in the elderly.

The Company’s leading range of anti-hormonal cancer therapies continued to make a major contribution to the business and there is considerable scope for further growth. In particular, positive five-year data from the landmark ATAC study have established Arimidex as the agent of choice in the adjuvant treatment of breast cancer replacing Nolvadex (tamoxifen) as the new gold standard for treatment.

Sales of Iressa ($389 million) grew well in those markets where it is available and, early in the year, exciting science emerged indicating that certain patients with non-small cell lung cancer (NSCLC) carried genetic mutations that appeared to make them particularly sensitive to the beneficial effects of the drug. Disappointingly however, the ISEL study, designed to study the effect of Iressa compared to placebo on survival in refractory NSCLC, failed to meet its primary endpoint of survival in the overall population, although there were statistically significant differences in survival in favour of Iressa in patients of East Asian origin and non-smokers. In the East Asian subgroup there was a near doubling of median survival which is consistent with the positive benefit/risk ratio seen in previous studies in these patients. While sales will continue in all markets where the drug is currently approved, the Company has chosen to suspend promotion in the US until the implications of the ISEL results have been discussed with the regulatory authorities. The application for marketing approval of Iressa in the EU has been withdrawn but we will continue to work with opinion leaders and regulators to determine the most appropriate next steps for this innovative medicine. We are also determined to benefit from this experience with Iressa and apply the learning to the other exciting novel cancer therapies we have in development.

2004 also proved to be a challenging year for two key products in our cardiovascular range.

Crestor, our new lipid-lowering drug, first launched in 2003, has now been approved in 67 countries (launched in 56) and achieved sales of $908 million in 2004. Its ability to control lipid disorders more effectively than any other available statin has been well recognised by prescribers but, during the year, the product was the subject of speculation that questioned its safety profile. Patient safety is the highest priority for AstraZeneca and the Company has worked diligently and transparently to monitor, communicate and mitigate any risk associated with the use of Crestor. We remain confident that the clear benefits of Crestor are achieved with a safety profile in line with that of other marketed members of the class. Our confidence derives from an extensive database involving over 40,000 patients in clinical trials and post-marketing surveillance of more than 15 million prescriptions written and four million patients treated with Crestor.

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AstraZeneca Annual Report and	Chief Executive’s Review	05
Form 20-F Information 2004

Exanta, AstraZeneca’s innovative oral therapy for the treatment of diseases associated with blood clots, was launched in its first markets in 2004 for the prevention of blood clots following orthopaedic surgery. Exanta is the first oral anti-coagulant to be developed for more than 60 years, and its greatest potential is in the chronic prevention of strokes and other events related to blood clots in patients at high risk as a result of the common heart rhythm disorder, atrial fibrillation. During a development programme that involved more than 30,000 patients, we established that the drug had the potential to be an effective alternative to the only existing therapy in this area (warfarin) but also discovered that Exanta had an undesirable impact on the livers of a small percentage of treated patients. Following a review at a public Advisory Committee hearing in Washington in September 2004, the US FDA decided that AstraZeneca had not established a favourable benefit/risk profile for the drug and did not approve it for use in the US market. In Europe, Exanta is already marketed in many countries for the prevention of clots after orthopaedic surgery, but more clinical data will be required before approval for long term use can be considered.

Despite these setbacks, we remain committed to building our future on science and innovation and believe AstraZeneca has the capacity to succeed in an increasingly competitive healthcare market. We are determined to apply the learning from these recent experiences and ensure that we better manage the risks inherent in this strategy to deliver an innovative and valuable pipeline that will sustain the Company over the long term whilst allowing us to return value to our shareholders in the short term.

The appointment of John Patterson to the Board as Executive Director responsible for Development reflects the importance we attach to our ability to convert science into sales. John has immense experience in drug development and will be working to optimise our capabilities in this critical area.

The Company has, since its creation, placed great emphasis on productivity and this will continue, indeed accelerate, to ensure we are at the forefront of our industry as it goes through a period of considerable change.

The problems encountered in 2004 with Iressa, Crestor and Exanta are, themselves, illustrative of issues that are faced by all who are committed to innovation as a source of progress, the enhancement of quality of life and the creation of value. Innovation, in any field, is associated with risk but in healthcare, in particular, where unmet needs in the developed and developing worlds continue to increase, the innovator’s contract with society needs to reflect an appropriate balance of benefit to risk.

I would like to express the Company’s condolences to all those affected by the tsunami disaster. I am sad to report that, to date, three of our employees are still missing. Our deepest sympathies go to their families and friends. The Company immediately contributed $600,000 in cash, made our drugs available where appropriate and has created a fund of $1.5 million to help with reconstruction projects being implemented through our local companies in the affected areas.

Finally, I once again thank my colleagues on the Executive Team for their continuing commitment and support throughout the year and also our employees around the world. Their contribution, their skills and their abilities are the building blocks of our future.

Sir Tom McKillop

Chief Executive

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06	AstraZeneca Annual Report and	Global Market Overview
Form 20-F Information 2004

Global Market Overview

World markets
In 2004, the world market for pharmaceuticals, as defined by the 46 countries audited by IMS, was valued at $492 billion. Growth for the total market remained at 8% (the same level for 2003) in constant US dollars terms, despite lower growth (9% as compared to 10%) in the US, which accounts for approximately 47% of world sales. The US, Europe and Japan together represent 88% of the world market.

Over the past five years, the US has increased its share of the world market by 3%, in contrast to Europe, where market share has been static at 29%, and Japan, where market share has declined from 15% to 12%. This changing pattern reflects differences in the respective healthcare systems’ approaches to drug use and pricing: the US allows free pricing and tends to adopt innovative products more rapidly compared to Europe and Japan which both enforce price control measures.

Several countries experienced above average growth in 2004. In Europe, Turkey (30%), Greece (19%), Ireland (16%), Spain (10%), and Portugal (10%) outgrew the world market. In Asia, China showed continued strong growth in absolute and percentage terms, reaching $7.2 billion (the ninth largest worldwide market), an increase of 26%. China’s growth along with that of Thailand (16%), Egypt (15%), the Philippines (14%) and Taiwan (12%) show the potential of the region for future sales. In Latin America, Mexico, the tenth largest worldwide market, and Venezuela delivered growth of 10% and 24%, respectively. However, despite good growth in 2004 of 28% and 19%, respectively, Brazil and Argentina remain below their 1999 sales levels.

Pharmaceuticals as part of healthcare
Expenditure on healthcare typically represents between 6% and 15% of a country's gross domestic product (GDP), with developed nations towards the top end and developing nations spending less. As a proportion of this, pharmaceutical expenditure is usually between 10% and 20% and is therefore still less than 2% of GDP in most cases. Pharmaceuticals offer many advantages over other forms of treatment for illness and they are often particularly cost-effective when compared to in-patient care.

Doctors remain the key decision makers as to which treatments should be prescribed for their patients, but as the economic burden of funding therapies increases, payers, including governments, health insurers, managed care organisations, employers and patients, are increasing their influence over the choices doctors make. Pharmaceutical companies are increasingly having to demonstrate the value of their products in terms of health and economic outcomes to a wide variety of customer groups including payers, patients, physicians, regulators and governments. This requires investment throughout the clinical and commercial development of a product, in studies covering cost-effectiveness, cost-benefit and post-approval outcomes in addition to traditional trials designed to prove safety and efficacy.

Growth drivers and limiters
The continued growth of the pharmaceutical industry indicates that the market for the industry is not mature. There is a strong fundamental demand for healthcare that underwrites the industry’s future growth prospects. Specific elements that contribute to this include:

>	The growing number of people who expect high standards of healthcare, especially among the elderly, who represent a rising proportion of developed nations’ populations.
>	Many diseases are under diagnosed, sub-optimally treated or do not have effective therapies.

This growing demand will be met not only by existing therapies but also by new ones originating from the advances in the understanding of the biology of disease and the application of new technologies. Innovative new products have been launched in recent years, which are changing therapeutic approaches and are improving quality of life for patients.

Healthcare systems, whether based on public or private funding, have a finite ability to pay for treatments. Cost containment remains an ever-present restraint to growth. During 2004, this has become even more evident with increasing pricing pressures across all major markets, notably the US and Germany. This is felt most within large primary care categories.

Future pharmaceuticals market
Whilst the fundamentals of the world pharmaceuticals market remain robust, the industry is facing real challenges.

Heightened public awareness of drug safety concerns rather than a balanced perspective of benefit/risk, coupled with worries over the cost of medicines, has undermined the reputation of the industry.

Regulators are setting increasingly high hurdles as the industry is working to improve R&D productivity through application of new technologies.

The industry’s intellectual property base is being challenged by generic manufacturers looking to make an early entry into large markets with resultant pressure on life cycles.

Successful companies will be required to enhance their productivity in the discovery and development of new products designed to meet the burgeoning needs of the market.

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AstraZeneca Annual Report and	Financial Highlights	07
Form 20-F Information 2004

Financial Highlights

Key growth products

Atacand, Arimidex, Casodex, Crestor, Faslodex, Iressa, Nexium, Seroquel, Symbicort, Zomig

*Sales growth in the key product sales table sets out underlying performance which shows growth at constant exchange rates to reflect the volume and price changes of the individual products by excluding the effects of exchange.

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08	AstraZeneca Annual Report and	Board of Directors
	Form 20-F Information 2004	at 31 December 2004

Board of Directors at 31 December 2004

Percy Barnevik*	Sir Tom McKillop	Jonathan Symonds
Non-Executive Chairman	Executive Director – Chief Executive	Executive Director – Chief Financial Officer

Håkan Mogren	Sir Peter Bonfield	Jane Henney
Non-Executive Deputy Chairman	Senior Non-Executive Director	Non-Executive Director

Louis Schweitzer	Marcus Wallenberg	Michele Hooper
Non-Executive Director**	Non-Executive Director	Non-Executive Director

Dame Bridget Ogilvie	John Buchanan	Joe Jimenez
Non-Executive Director	Non-Executive Director	Non-Executive Director

Erna Möller
Non-Executive Director
*	Retired from the Board on 31 December 2004
**	Appointed Non-Executive Chairman with effect from 1 January 2005

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AstraZeneca Annual Report	Board of Directors	09
and Form 20-F Information 2004	at 31 December 2004

Percy Barnevik (63)
Non-Executive Chairman
Chairman of the Nomination Committee
Appointed as a Director 6 April 1999. Retired from the Board on 31 December 2004. Honorary Chairman of Sandvik AB. Non-Executive Director of General Motors Corporation. Member of the Academies of Engineering Sciences in Sweden and Finland and Honorary Member of the Royal Academy of Engineering, UK. Member of the International Advisory Council of the Federation of Korean Industries and the Investment Council advising the South African Government. Member of the Business Council of American CEOs. Member of the Advisory Board of the Centre for European Reform, UK.

Håkan Mogren (60)
Non-Executive Deputy Chairman
Member of the Nomination Committee
Appointed as a Director 6 April 1999. Formerly CEO and a Director of Astra AB (appointed 18 May 1988). Chairman of Affibody AB and the Sweden-America Foundation. Vice-Chairman of Gambro AB. Member of the Board of Directors of Investor AB, Rémy Cointreau SA, Groupe Danone and Norsk Hydro ASA. Director of the Marianne and Marcus Wallenberg Foundation.

Louis Schweitzer (62)
Non-Executive Director
Appointed as a Director 11 March 2004. Appointed Non-Executive Chairman and Chairman of the Nomination Committee with effect from 1 January 2005. Chairman and Chief Executive Officer of Renault SA since May 1992. President of the Management Board of Renault-Nissan BV since March 2002. Chief Financial Officer and Executive Vice-President 1988-1992 and President and Chief Operating Officer 1990-1992, Renault SA. Non-Executive Director of BNP-Paribas, Electricité de France, Philips Electronics NV, Veolia Environnement and Volvo AB.

Dame Bridget Ogilvie (66)
Non-Executive Director
Member of the Audit Committee
and the Science Committee
Appointed as a Director 1 January 1997. Also has responsibility for overseeing corporate responsibility. Chairman of the Medicines for Malaria Venture and the Association of Medical Research Charities. Trustee of Cancer Research UK. Chairman of the Trustees of the AstraZeneca Science Teaching Trust.

Sir Tom McKillop (61)
Executive Director and Chief Executive
Appointed as a Director 1 January 1996. Non-Executive Director of BP p.l.c. and (until 31 December 2004) Lloyds TSB Group plc. Vice-President of the European Federation of Pharmaceutical Industries and Associations. Pro-Chancellor of the University of Leicester. Chairman of the British Pharma Group and the Northwest Science Council.

Sir Peter Bonfield CBE, FREng (60)
Senior Non-Executive Director
Chairman of the Remuneration
Committee and Member of the
Nomination Committee
Appointed as a Director 1 January 1995. Fellow of the Royal Academy of Engineering. Non-Executive Director of Telefonaktiebolaget LM Ericsson, Mentor Graphics Corporation and Taiwan Semiconductor Manufacturing Company, Ltd. Vice-President of The British Quality Foundation. Member of the Citigroup International Advisory Board. Member of the Sony Corporation Advisory Board. Non-Executive Director, Corporate Board of the Department for Constitutional Affairs.

Marcus Wallenberg (48)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 18 May 1989). President and Chief Executive Officer of Investor AB. Non-Executive Vice-Chairman of Saab AB, Skandinaviska Enskilda Banken AB and Telefonaktiebolaget LM Ericsson. Non-Executive Director of Scania AB, Stora Enso Oyj and the Knut and Alice Wallenberg Foundation.

John Buchanan (61)
Non-Executive Director
Chairman of the Audit Committee and Member of the Remuneration Committee
Appointed as a Director 25 April 2002. Executive Director and Group Chief Financial Officer of BP p.l.c. 1996-2002. Member of the UK Accounting Standards Board 1997-2001. Senior Independent Non-Executive Director of BHP Billiton Plc and Non-Executive Director of Vodafone Group Plc.

Erna Möller (64)
Non-Executive Director
Member of the Remuneration
Committee and the Science Committee
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 15 May 1995). Executive Director of the Knut and Alice Wallenberg Foundation. Professor of Clinical Immunology and Member of the Nobel Assembly and of the Nobel Committee, Karolinska Institutet. Member of the Royal Swedish Academy of Engineering Sciences and the Royal Swedish Academy of Science.

Jonathan Symonds (45)
Executive Director and Chief Financial
Officer
Appointed as a Director 1 October 1997. Also has overall responsibility for Information Services. Non-Executive Director of Diageo plc. Member of the UK Accounting Standards Board. Chairman of The Hundred Group of Finance Directors in the UK.

Jane Henney (57)
Non-Executive Director
Member of the Audit Committee, the
Nomination Committee and the Science
Committee
Appointed as a Director 24 September 2001. Senior Vice-President & Provost for Health Affairs, University of Cincinnati Medical Center. Commissioner of Food and Drugs 1998-2001 and Deputy Commissioner for Operations 1992-1994, US Food and Drug Administration. Deputy Director, US National Cancer Institute 1980-1995. Non-Executive Director of AmerisourceBergen Corporation and CIGNA Corporation. Member of the Board of Trustees of the Commonwealth Fund and the China Medical Board.

Michele Hooper (53)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 1 July 2003. President and Chief Executive Officer of Stadtlander Drug Company 1998-1999. Corporate Vice-President and President, International Businesses of Caremark International Inc. 1992-1998. Non-Executive Director of PPG Industries, Inc., Target Corporation and Davita Inc.

Joe Jimenez (45)
Non-Executive Director
Member of the Remuneration
Committee and the Nomination
Committee
Appointed as a Director 1 July 2003. Executive Vice-President of H J Heinz Company and President and Chief Executive Officer of Heinz Europe since 2002. Corporate Vice-President then Senior Vice-President and President of Heinz North America 1998-2002. Non-Executive Director of Blue Nile, Inc.

Other officers of the Company at 31 December 2004 included members of the Senior Executive Team, as set out on page 54, and:

Graeme Musker
Group Secretary and Solicitor
Appointed as Company Secretary 6 June 1993.

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10	AstraZeneca Annual Report and	Strategy
Form 20-F Information 2004

Strategy

AstraZeneca aims to create enduring value for society and shareholders, by discovering, developing, manufacturing and marketing differentiated medicines that make a real contribution to human health. Our culture is based on innovation, a responsible way of doing business and performance.

In response to an environment that is becoming even more challenging, we aspire to deliver a level of productivity that matches the best among our peers. We are committed to delivering sustained financial performance, through growth and productivity, that will place AstraZeneca among the best in the industry.

This strategy for sustainable, profitable growth is supported by the following core business priorities, paying heed to the setbacks experienced in 2004:

Sales growth
> Release of the full potential of our marketed therapies through resource allocation and investment in projects that will extend their use and bring benefits to new patient populations.
>	Further strengthening our commercial skills to drive success in our key markets.

>	Enhancing our presence in important new, emerging markets through organic growth and strategic regional investments

Step-change in productivity
>	Commitment to vigorously improve productivity in pursuit of operational excellence in all our activities, to be among the most efficient and effective companies in our sector.

>	Developing new business approaches that will meet the changing needs and expectations of regulators, payers, prescribers and patients.

Strong pipeline and active risk management
>	Successful delivery to market of the next wave of differentiated products currently in development.

>	Rigorous management of our portfolio of products in development, to mitigate risks associated with new innovative products and make future growth more robust.

>	Expansion of the development pipeline through continuously improved in-house discovery processes, complemented by external collaborations and partnerships.

>	Pursuit of value-creating investment in significant targeted licensing and acquisition opportunities.

Corporate responsibility
>	Delivery of our core values through a responsible approach to business.

People
>	Delivery of optimised performance and sustainable business outcomes through:
> Improved organisational effectiveness.
> Optimised individual and team performance.
> Effective management and development of talent.
> Improved leadership capability.

Key Products

Cardiovascular	Gastrointestinal	Oncology

Atacand[1] (candesartan cilexetil) angiotensin II antagonist for hypertension	Losec/Prilosec (omeprazole) proton pump inhibitor for acid-related diseases	Arimidex (anastrozole) aromatase inhibitor for breast cancer

Crestor[2] (rosuvastatin calcium) HMG-CoA reductase inhibitor (“statin”) for dyslipidaemia	Nexium (esomeprazole magnesium) proton pump inhibitor for acid-related diseases	Casodex (bicalutamide) anti-androgen for prostate cancer

Exanta (ximelagatran) oral direct thrombin inhibitor for prevention of thrombosis in association with major orthopaedic surgery		Faslodex (fulvestrant) oestrogen receptor antagonist with no agonist effects for breast cancer

Plendil (felodipine) calcium antagonist for hypertension and angina		Iressa (gefitinib) signal transduction inhibitor for non-small cell lung cancer

Seloken/Toprol-XL (metoprolol succinate) beta blocker for hypertension, angina, heart failure and other uses		Nolvadex (tamoxifen citrate) anti-oestrogen for breast cancer

Zestril[3] (lisinopril dihydrate) angiotensin converting enzyme inhibitor for hypertension, heart failure and diabetic nephropathy		Zoladex (goserelin acetate) LHRH agonist for prostate and pre-menopausal breast cancer, certain benign gynaecological disorders and assisted reproduction

Respiratory and Inflammation	Neuroscience	Infection

Accolate (zafirlukast) oral leukotriene receptor antagonist for control of asthma	Diprivan (propofol) intravenous general anaesthetic for induction/maintenance of anaesthesia and sedation of intensive care patients	Merrem/Meronem[4] (meropenem) ultra broad spectrum injectable antibiotic for serious bacterial infection

Oxis (formoterol) inhaled fast onset long-acting bronchodilator for relief of asthma symptoms	Naropin (ropivacaine) local anaesthetic for surgical anaesthesia and acute pain management

Pulmicort (budesonide) inhaled anti-inflammatory for asthma control	Seroquel (quetiapine fumarate) atypical anti-psychotic for schizophrenia and other psychotic disorders

Rhinocort (budesonide) topical nasal anti-inflammatory for control of rhinitis	Xylocaine (lidocaine) local anaesthetic for use in surgery and dentistry

Symbicort (budesonide/formoterol) inhaled combination of anti-inflammatory and fast onset long-acting bronchodilator in a single inhaler	Zomig (zolmitriptan) for the treatment of acute migraine with or without aura

1 Licensed from Takeda Chemical Industries Ltd. 2 Licensed from Shionogi & Co., Ltd. 3 Licensed from Merck & Co., Inc. 4 Licensed from Sumitomo Pharmaceuticals Co., Ltd.

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AstraZeneca Annual Report and	Operational Review	11
Form 20-F Information 2004

Operational Review

The growing demand for new medicines is driven by increasing populations and improved life expectancy as modern medicine supports an ageing population. According to the World Health Organization (www.WHO.int), the greatest burden of disease is in the non-communicable disease sector with diseases such as malignant neoplasms, ischaemic heart disease, cerebrovascular disease, chronic obstructive pulmonary disease, schizophrenia, bipolar disorder and asthma being significant contributors. Communicable diseases are also increasing due primarily to HIV/AIDS and tuberculosis.

AstraZeneca focuses its skills, experience and resources on six therapy areas: Cardiovascular, Gastrointestinal, Neuroscience, Oncology, Respiratory and Inflammation, and Infection which represent the majority of the worldwide burden of disease. We have a broad range of products that meet patient needs in our chosen areas of activity including some significant areas of hitherto unmet medical need. We are committed to delivering new, medically important and commercially successful products to the market every year.

This Operational Review (pages 11 to 36) provides detailed information about our research, development, manufacturing and marketing activities worldwide and our performance in 2004.

AstraZeneca in brief

>	We spend around $15 million each working day on research and development (total R&D spend in 2004: $3.8 billion)

>	We employ 11,900 people in research and development at 11 R&D centres in seven countries: Sweden, the UK, the US, Canada, France, India and Japan

>	We focus on continued innovation and maintaining a flow of new medicines that meet patients’ needs

>	We have 17 projects in phase 1, 17 projects in phase 2 and 25 projects in phase 3 development, as described on page 30
>	Collaborations with leading academic centres and biotechnology companies, and the in-licensing of innovative products and technologies, complement our in-house capabilities and play a key role in strengthening our portfolio

>	We have 30 manufacturing sites in 20 countries

>	Around 15,000 people worldwide work in supply and manufacturing, including around 12,400 people in formulation and packaging, and 1,600 in active pharmaceutical ingredient supply
>	We have over 64,000 employees worldwide:

	–	37,000 in Europe
	–	18,000 in the Americas
	–	9,000 in Asia, Africa and Australasia
>	Our products are available in over 100 countries

>	Along with our commitment to competitiveness and high performance, we will continue to be led by our core values to achieve sustainable success

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12	AstraZeneca Annual Report and	Operational Review
Form 20-F Information 2004

Cardiovascular (CV)

We are a world leader in
CV medicines, backed by
over 40 years’ experience.
We aim to build on our
strong position, focusing
in the short to medium
term on the growth
segments of hypertension
and heart failure,
dyslipidaemia, thrombosis
and type 2 diabetes.

Therapy area overview

>	CV world market value: $116 billion – the single largest therapy area in the global healthcare market.

>	CV disease accounts for 17 million deaths globally each year, making it the greatest risk to life for most adults.

>	The statin market has a world market value of $26 billion.

2004 in brief

>	Crestor now approved in 67 markets and launched in 56.

>	Crestor world sales $908 million with over four million patients treated and more than 15 million prescriptions written. Clinical trials experience and post-marketing surveillance continue to support our belief that Crestor has a safety profile in line with other marketed statins.

>	Seloken/Toprol-XL sales again exceeded $1 billion.

>	First launches for Exanta in orthopaedic surgery in 10 countries and approvals in 17.

>	The FDA did not approve Exanta for marketing in the US. More data required before approval for long term use in the EU can be considered.

>	Approval for Atacand for the heart failure indication in the EU and approvable letter in the US.

Products
Crestor (rosuvastatin calcium) is a member of the class of products known as statins. Further regulatory approvals of Crestor in 2004 mean it has now been approved in 67 countries (most recently, Japan) and launched in 56, including the US, Canada and the majority of the EU countries.

High cholesterol is now recognised as a major health issue. Of those people currently being treated for high cholesterol, only about half reach their cholesterol goal on existing treatments, while the other half have cholesterol levels that remain unhealthy. More effective treatments continue to be required in this area.

In multiple clinical studies, Crestor has been shown to be more effective in lowering low density lipoprotein or ‘bad’ cholesterol (LDL-C) than other prescribed statins, enabling more patients to reach their LDL-C goals. Additionally, Crestor produces an increase in high density lipoprotein or ‘good’ cholesterol (HDL-C), an effect that is maintained across the 5-40mg dose range.

During 2004, Public Citizen, a US consumer interest organisation, continued to raise allegations concerning the safety of Crestor and filed a Citizen’s Petition to ask the FDA to withdraw Crestor from the US market. In November 2004, public comments by Dr David Graham, an FDA employee, also alleged safety concerns about the drug. An extensive database has been built up of pre- and post-approval clinical trials experience involving more than 40,000 patients and post-marketing surveillance of more than 15 million prescriptions written and four million patients treated with Crestor since its launch in 2003. Based on all these data, we continue to believe that Crestor has a safety profile in line with other marketed statins. In September 2004, we launched a publicly available website, rosuvastatininformation.com, where clinical trial and post-marketing data are published in the interests of transparency.

The concerns that the safety allegations created in the minds of patients and physicians had an impact upon the sales performance of Crestor, particularly in the US. Sales in the rest of the world were also affected by these allegations but to a lesser extent and performance in these markets has been largely in line with expectations. A key priority for 2005 is to restore growth in the US market share for

Crestor. In the US, we are seeing some switches from Crestor to the fixed dose combination of simvastatin and ezetimibe. However, the majority of switches (circa 70%) to that drug from statins have come from atorvastatin or simvastatin (as at 24 December 2004) with only circa 10% of those switches coming from Crestor (source: Verispan). In the rest of the world, it is still too early to assess the impact.

Our extensive, long term global clinical research initiative known as the GALAXY programme, including studies that investigate cardiovascular risk reduction and patient outcomes with Crestor, is now well underway. Over 40,000 patients are involved. Studies are ongoing in important medical areas, including regression of atherosclerosis and in evaluating the reduction in mortality in heart failure and end-stage renal disease. Further clinical studies in high-risk populations have been reported during 2004, showing consistent beneficial lipid effects. In addition, initial results from the first study in the large ongoing pharmacoepidemiology programme, involving over 50,000 patients, are expected to be available in the first half of 2005.

In December 2004, the Pharmaceutical Affairs Council of the Japanese Health Ministry granted conditional approval of Crestor at a 2.5-20mg dose range. The condition to be satisfied requires a Post Marketing Surveillance programme to be carried out in a hospital environment prior to a full-scale launch. Whilst the scope and duration of this programme is yet to be agreed, it is unlikely that significant sales of Crestor will be made in Japan in 2005.

Following the introduction of a new medicine, the evolving experience of the drug by use in regular clinical practice and further clinical studies being completed, the initial label is updated accordingly. During the year, label changes in the EU regarding dosing of Crestor were introduced in order to reinforce proper use of the product. These changes included an emphasis on the starting dose and how to handle patients at risk of class-related side effects. During the year, an application for introduction of a 5mg dose form in the EU was submitted. The European Regulatory Authorities have set up an arbitration process to agree what may be the most appropriate wording on the label for the 5mg dose. AstraZeneca is closely involved in these discussions. 97% of worldwide sales

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AstraZeneca Annual Report and	Operational Review	13
Form 20-F Information 2004

Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 38, together with the reasons for its use.

Key product performance
	2004			2003			2002	2004 compared to 2003		2003 compared to 2002

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Seloken	1,387	78	29	1,280	340	39	901	6	8	38	42

Crestor	908	753	26	129	122	7	–	n/m	n/m	n/m	n/m

Atacand	879	75	54	750	121	60	569	10	17	21	32

Plendil	455	(104)	19	540	25	26	489	(20)	(16)	5	10

Zestril	440	(71)	33	478	(446)	47	877	(15)	(8)	(50)	(45)

Tenormin	368	–	26	342	(53)	25	370	–	8	(15)	(8)

Other	340	(78)	27	391	(17)	45	363	(20)	(13)	(4)	8

Total	4,777	653	214	3,910	92	249	3,569	17	22	3	10

by volume were at doses of 20mg or less.

Exanta (ximelagatran) is a novel oral direct thrombin inhibitor targeted to prevent and treat the formation of blood clots (thrombosis). A large clinical development programme, involving around 30,000 patients, provided data to support the regulatory filings for Exanta, including data regarding fixed oral dosing, rapid onset of action, low potential for drug/food and drug/drug interactions and no need for routine blood coagulation monitoring. Exanta was approved for its short term indication by the EU Mutual Recognition Procedure in May 2004 for the prevention of venous thromboembolism (VTE) in patients undergoing elective hip or knee replacement surgery in 17 countries and subsequently launched in 10. The regulatory review in Europe (with France as the Reference Member State) for use of Exanta in the chronic indications (prevention of stroke in patients with atrial fibrillation and treatment of VTE) is ongoing and regulatory submissions have also been made in other parts of the world.

In January 2005, the French Regulatory Authority (AFSSAPS) requested more information before the drug can be considered for approval of long term use for Europe. AFSSAPS has requested further clinical information confirming the efficacy and demonstrating the safety of Exanta in atrial fibrillation to allow a definitive benefit/risk assessment to be made while, for VTE treatment, the authority does not believe the data presented in the single THRIVE Treatment study provide adequate support for this use of Exanta and is proposing to reject this indication. AstraZeneca will now have discussions with AFSSAPS to examine what additional data need to be generated for the atrial fibrillation file to be progressed further. As part of its review process, the FDA held a public Advisory Committee hearing in Washington in September 2004. Following that hearing and its own review of the data, the FDA decided in October 2004 that AstraZeneca had not established a positive benefit/risk profile for Exanta. This was due to safety concerns regarding liver toxicity and cardiac events and also the FDA’s doubts as to whether the clinical trial design and data were adequate to demonstrate the efficacy of the drug. The FDA did not approve Exanta for any of the indications sought (the prevention of stroke in patients with atrial fibrillation, prevention of VTE in patients undergoing knee-replacement surgery, or the long term secondary prevention of VTE following standard treatment of a clot). Discussions are ongoing with the FDA to determine if there is now a realistic prospect of bringing Exanta to the US market. (See Financial Review for financial impacts.)

Atacand (candesartan cilexetil) is an angiotensin II antagonist for the first line treatment of hypertension. The Atacand family of products has been well accepted in the market and competes in the fastest growing sector of the global hypertension market (angiotensin II antagonists – plain and combinations with diuretic). During 2004, regulatory filings for the heart failure indication were submitted in the EU and the US, based on the CHARM programme, a comprehensive clinical study programme in heart failure, showing significant reduction in cardiovascular mortality and hospitalisation for heart failure in patients treated with Atacand. The heart failure indication was approved in the EU in November 2004 and an approvable letter was received from the FDA in the US in December 2004. The FDA Cardiovascular

and Renal Drugs Advisory Committee will review the proposed chronic heart failure indication for Atacand at its meeting on 24 February 2005. The clinical programme investigating the effect of Atacand on retinopathy in diabetic patients (DIRECT) continued during 2004.

Seloken/Toprol-XL (metoprolol succinate), a once daily tablet for 24 hour control of blood pressure and for use in heart failure and angina, is the world’s leading product by sales in the beta blocker (plain and combinations with diuretic) class. Patent litigation is progressing in the US against three companies that are challenging AstraZeneca’s patents and seeking FDA approval to sell generic metoprolol succinate. Further information about this litigation is set out on page 115.

Plendil (felodipine) is a calcium antagonist for the treatment of hypertension and angina. Information regarding patent challenges for Plendil is set out on page 114.

Zestril (lisinopril dihydrate), an ACE inhibitor, is used for the treatment of a wide range of CV diseases, including hypertension.

Pipeline
We aim to broaden our CV portfolio in the areas of thromboembolism, dyslipidaemia, type 2 diabetes/metabolic syndrome, atrial fibrillation and vascular disease prevention.

Galida is in phase 3 development and is a PPAR agonist with effects on both the alpha and gamma receptors, thereby offering potential benefits in treating insulin resistance and lipid abnormalities associated with type 2 diabetes and

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14	AstraZeneca Annual Report and Form 20-F Information 2004	Operational Review

metabolic syndrome. Stimulation of both the alpha and gamma receptors could also potentially be associated with adverse effects and the clinical studies are being carefully monitored, since the balance of dose dependent benefits and risks will form the basis for final recommendations for the product.

During 2004, the FDA and other regulatory authorities reviewed all development products in this class of drugs and the FDA has required that carcinogenicity studies be completed before initiation of clinical studies lasting more than six months. Galida has completed these carcinogenicity studies. The FDA has further required that two year clinical studies be completed for the New Drug Application and these are now underway for Galida. The estimated date for regulatory filings is now in 2007.

Our further research in thrombosis includes AZD6140, an oral anti-platelet therapy which is in phase 2. AZD0837 (thrombosis) and AZD9684 (a carboxy peptidase-U inhibitor for thrombosis) are in phase 2. Novel research in atrial fibrillation includes AZD7009, a new anti-arrhythmic in phase 2 that works predominantly on the atria to restore and maintain normal heart rhythm (sinus rhythm) in patients with atrial fibrillation. AZD7806, AZD4619 and AZD6610 (in the dyslipidaemia area) are in phase 1. AZD8294, AZD8677, AZD8450 and AZD6370 for the treatment of metabolic disorders (diabetes mellitus and dyslipidaemia), are all in pre-clinical development.

We have discontinued the development of AZD0303 for thrombosis as a result of its failure to meet the target product profile.

Performance 2004
Reported performance
CV sales grew by 22%, rising by $867 million from $3,910 million in 2003 to $4,777 million in 2004. This growth was driven by the first full year’s sales of Crestor.

Underlying performance
Excluding exchange effects of $214 million, CV sales grew by 17%.

Sales of Crestor worldwide for the full year reached $908 million, compared with $129 million in 2003. Sales in Europe were $231 million. Prescription market share has increased in all the major markets and is now 10.3% in the Netherlands, and 3.8% in the

UK. Crestor was launched in the spring of 2004 in France and Italy. Based on the latest weekly data, value share of the statin market for Crestor is 4.4% in France and 8.0% in Italy. Sales in Canada for the full year were $98 million, and the latest market share of monthly total prescriptions for Crestor was 12.1%.

In the US, market share progress has been more volatile, as a result of episodic media coverage of challenges to the safety profile of Crestor as discussed above. Sales for the year were $543 million. In the week ending 14 January 2005, Crestor share of new prescriptions was 6.0%. Market share in the dynamic segment (new and switch patients) was 8.2%.

Prescriptions for Toprol-XL in the US increased by 18% for the full year, twice the rate of growth in the beta-blocker market, and sales reached $977 million. Market share of total prescriptions in December 2004 was 28.1%, up 1.9 points versus last year. Full year sales growth rate was 7%, which is still below estimated underlying growth as a result of net stock movements year on year. Sales of Seloken outside the US were up 3% for the year at $410 million.

More than 70% of sales of Atacand come from markets outside the US. In these markets sales continued to show good growth (up 18% for the year) with sales increasing to $627 million, driven primarily by volume gains in Europe. Sales in the US at $252 million were down 4% for the full year, in line with prescription trends.

The rate of decline in Zestril sales reduced in 2004, with revenues falling by 15%. Falls were seen in all regions, with US sales down 29% at $69 million. Outside the US sales were $371 million, an underlying fall of 12%.

Plendil sales also fell in 2004, again in all regions. In particular, sales declined in the US in the second half of the year to end down 30% at $166 million.

Tenormin worldwide sales were flat in 2004 compared to 2003. Growth in the US was offset by declines in Europe; sales elsewhere were broadly unchanged.

Performance 2003
Reported performance
Reported growth for CV was 10% with sales of $3,910 million, an increase of $341 million from $3,569 million, notwithstanding the erosion of Zestril sales following patent expiry.

Underlying performance
Excluding exchange effects of $249 million, CV underlying sales growth was $92 million or 3%.

Global sales of Seloken/Toprol-XL exceeded $1 billion for the first time, on continued strong growth in the US (up 47%), where market share of total beta blocker prescriptions of Seloken/Toprol-XL reached 26.2% in December 2003. Despite destocking in the last quarter, wholesaler stocks remained higher than normal at the year end.

Atacand sales increased by 28% in the US, and by 18% in the markets outside the US. US sales growth exceeded growth in total prescriptions, indicating some increase in wholesaler stocks.

Crestor sales were $129 million, including $62 million in the US. The early launch markets for Crestor included the Netherlands, Canada and the UK. In the US, Crestor was launched in mid-September. In the week ending 16 January 2004, Crestor share of new prescriptions in the US statin market was 4.6% and the dynamic share of new statin treatments (new and switch therapy only) was 13.7%.

Lisinopril, the active ingredient in Zestril, lost patent protection in most major markets during 2002 with significant sales erosion taking place during 2003. In the US, generic lisinopril held an 80% share of sales by the end of 2003.

Plendil sales rose by 5% to $540 million. Growth in the US was offset by lower sales in the rest of the world.

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AstraZeneca Annual Report and Form 20-F Information 2004	Operational Review	15

Gastrointestinal (GI)

We aim to maintain our number one position in GI treatments through continued market penetration for Nexium worldwide, coupled with high quality innovation and productivity in the research and development of new GI therapies.

Therapy area overview

>	World PPI market value: $21 billion.

>	In the western world, 40% of adults regularly experience heartburn and 10-20% have gastro-oesophageal reflux disease (GERD). The prevalence rate of GERD in Asia is lower but increasing.

>	Helicobacter pylori (H.pylori) is the major cause of peptic ulcer disease and is a risk factor for gastric cancer. The prevalence rate of H.pylori infection in the western world is 40% but declining.

>	Irritable bowel syndrome (IBS) is a common gastrointestinal disease which is inadequately treated. The prevalence rate in the population is 20%.

>	Inflammatory bowel disease (IBD) is an area of significant unmet medical need.

2004 in brief

>	Global sales of Nexium were $3,883 million.

>	Nexium confirmed as the most successful US pharmaceuticals launch with in excess of $3.5 billion sales in 30 months.

>	Nexium parenteral is approved in 47 countries and approval of Nexium for healing and prevention of ulcers associated with NSAID therapy has been granted in the first 11 EU countries.

>	Global sales of Losec $1,947 million with continued strong sales growth in Japan.

Products
Nexium (esomeprazole magnesium) is the first proton pump inhibitor (PPI) to offer clinical improvements over other PPIs (such as Losec/Prilosec,lansoprazole and pantoprazole) and other treatments. Nexium has been evaluated in clinical studies involving 73,000 patients in over 60 countries. It offers more effective acid inhibition than all other PPIs and, in the treatment of reflux oesophagitis, provides healing and symptom relief in more patients and in a shorter period of time than Losec/Prilosec, lansoprazole or pantoprazole. It is an effective, long term therapy for patients with GERD, with or without oesophagitis. For the treatment of active peptic ulcer disease, seven day Nexium triple therapy (in combination with two antibiotics for the eradication of H.pylori) heals most patients without the need for follow up anti-secretory therapy.

Nexium is used to treat a wide range of patients with acid-related disorders, including both newly diagnosed and also patients switched from other therapies such as omeprazole, other PPIs and H2-receptor antagonists.

Nexium was first launched in Sweden in August 2000 and it is now available in approximately 100 markets, including the US, Canada and all European countries. It has been well received by patients and physicians alike and close to 250 million patient treatments had been administered by the end of 2004.

First regulatory approval and launch of parenteral Nexium were achieved in 2003. The parenteral form of Nexium was approved through the Mutual Recognition Procedure (MRP) in Europe in December 2003 for when oral administration is not applicable for the treatment of GERD. Subsequent approvals have been obtained during 2004 and parenteral Nexium is now approved in 47 countries. Regulatory filings of Nexium for healing and prevention of ulcers, associated with NSAID (non-steroidal anti-inflammatory drug) therapy were made in January 2004. The application was approved through the MRP in Europe in September 2004 and subsequent, national approvals have been obtained in 11 EU countries to date. Approval for the reduction in the occurrence of gastric ulcers associated with continuous NSAID therapy in patients at risk of developing gastric ulcers was granted in the US in November 2004.

In March 2004, Dr Reddy’s Laboratories Ltd. opened a Drug Master File with the FDA relating to the active ingredient of Nexium, esomeprazole magnesium. However, AstraZeneca is not aware of the filing of an Abbreviated New Drug Application relating to esomeprazole magnesium.

Losec/Prilosec (omeprazole), the first PPI, became established in the short and long term treatment of acid-related diseases in the 1980s and 1990s. Patients have benefited from over 780 million treatments with Losec/Prilosec since launch. Continued strong sales growth of Losec/Omepral was seen in Japan in 2004.

Patent protection for omeprazole, the active ingredient in Losec/Prilosec, has expired. In a small number of countries, including some major markets, patent term extensions or supplementary protection certificates have been granted for the active ingredient. Further information about the status of omeprazole patents and patent litigation, including details of generic omeprazole launches, is set out on pages 112 and 113.

In July 2003, the European Commission served a Statement of Objections on AstraZeneca, referring to alleged infringements of European competition law relating to certain omeprazole intellectual property and regulatory rights, details of which are set out on page 113.

Entocort (budesonide) is a locally acting corticosteroid for the treatment of IBD with better tolerability than other corticosteroids and greater efficacy than aminosalicylic acid medicines. Entocort maintained its growth during 2004, based on its increasing acceptance as first line therapy for mild to moderate, active Crohn’s disease. In 2004, Entocort was approved for paediatric use in nine countries, representing the first such use for a Crohn’s disease therapy worldwide.

Pipeline
In addition to exploring new areas of clinical use for Nexium and further strengthening the scope of its use in current areas, we focus on developing novel approaches to treating GERD, peptic ulcer disease, IBD and other gastrointestinal diseases, such as IBS and functional dyspepsia.

AZD0865 is a compound in a new class, potassium-competitive acid blockers

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16	AstraZeneca Annual Report and Form 20-F Information 2004	Operational Review

Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 38, together with the reasons for its use.

Key product performance
			2004			2003	2002	2004 compared to 2003		2003 compared to 2002

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Nexium	3,883	479	102	3,302	1,225	99	1,978	15	18	62	67

Losec/Prilosec	1,947	(764)	146	2,565	(2,259)	201	4,623	(30)	(24)	(49)	(45)

Other	88	7	5	76	8	5	63	9	16	13	21

Total	5,918	(278)	253	5,943	(1,026)	305	6,664	(4)	–	(16)	(11)

(P-CABs), that has potential to provide faster, more effective and reliable inhibition of gastric acid secretion than PPIs in the treatment of acid-related diseases, such as GERD. It is currently in phase 2.

AZD3355 and AZD9343, now in clinical development, are reflux inhibitors offering a potential breakthrough in the treatment of GERD through a new, targeted approach (other than inhibition of acid secretion), namely inhibition of transient relaxations of the lower oesophageal sphincter.

AZD7371 is being evaluated in clinical studies for the treatment of functional GI diseases and is in phase 2.

AZD8081, for the treatment of functional GI diseases, and AZD5745, for the treatment of acid-related diseases, are both in pre-clinical development.

Performance 2004
Reported performance
GI performance in 2004 was broadly the same as 2003, with sales falling by only $25 million.

Underlying performance
On an underlying basis, GI sales fell by 4% ($278 million) as declines in Losec/Prilosec exceeded growth in Nexium.

In the US, dispensed tablet volume for Nexium increased by 20% for the year. As the impact of price was broadly neutral, reported sales growth of 10% (up to $2,716 million) reflects stock movements. Nexium share of total prescriptions in the US PPI market was 27.1% in December 2004. The increase of 1.8 points in market share versus 2003 outpaced all other PPI products. Sales of Nexium outside the US were $1,167 million for the full year, up 29% on a strong performance in all major markets. Sales in Europe reached $873 million (up 26%) as volume growth was offset in part by pricing pressures. Strong volume growth was also the driver behind the 41% increase in the rest of the world.

US sales for Prilosec for the full year at $366 million were down 58% in line with the decline in prescriptions.

Outside the US, sales of Losec were $1,581 million, down 16% for the year. Full year sales increased 24% in Japan to $185 million. Sales in Europe declined by 25%, principally through volume, to $855 million.

Performance 2003
Reported performance
Reported sales in the GI therapy area fell by 11% to $5,943 million as increases in Nexium sales were offset by declines in
Losec/Prilosec sales.

Underlying performance
Exchange effects on sales in 2003 amounted to $305 million. As a consequence, the underlying sales decline at 16%, was higher than reported.

Global sales performance for Nexium was strong, particularly in the US where total prescriptions for Nexium overtook those for Losec/Prilosec during the year. Sales of Nexium in the US for the full year increased by 62% to $2,477 million. Total prescriptions for Nexium were up 46% and its share of total prescriptions in the US PPI market grew by nearly five percentage points over the course of the year, to 25.3%.

Sales of Nexium outside the US increased by 60% for the full year, with excellent growth in the major markets in Europe, particularly France, Germany and the UK, and a strong performance in Australia.

Losec/Prilosec sales were down by 49% for the year. The 70% decline in the US was broadly in line with the prescription trend. At the end of the year Losec/Prilosec brand share of total omeprazole prescriptions in the US was 27.4% as four more generic versions of omeprazole entered the market and Proctor & Gamble launched the first over-the-counter (OTC) version of the brand, Losec/Prilosec OTC. Outside the US, sales fell by 16%, although there was strong growth in Japan where sales increased by 39% from $92 million to $138 million.

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AstraZeneca Annual Report and	Operational Review	17
Form 20-F Information 2004

Neuroscience

We aim to deliver a range of life-changing medicines in the three key areas of psychiatry, analgesia and neurology and to maintain our world leading position in anaesthesia.

Therapy area overview

>	Neuroscience world market value: over $98 billion, growing at 11% per annum.

Psychiatry (market value: $42 billion)
>	More than six million people suffer from schizophrenia and 17 million suffer from bipolar disorder in the major markets.

Neurology (market value: $25 billion)
>	Migraine is one of the leading causes of disability in the world. Stroke is the second leading cause of death and the leading cause of adult disability in industrialised countries. Alzheimer’s disease, the most common cause of dementia, affects more than 4.5 million people in the US.

Analgesia (market value: $28 billion)
>	Over 46% of adults in the western world suffer from chronic pain. Pain management is the most common reason for seeking medical care.

Anaesthesia (market value: $3 billion)
>	Each year more than 26 million people in the US undergo medical treatment requiring anaesthesia.

2004 in brief
>	Seroquel sales grew by an underlying 33% to $2 billion.
>	Seroquel successfully launched in Europe and the US for the treatment of acute manic episodes in bipolar disorder with strong market share growth.
>	Seroquel achieved market leadership in the US (number one atypical by monthly new prescriptions).
>	Ground-breaking data on Seroquel in bipolar depression presented in May (BOLDER study). Cerovive phase 3 (SAINT) trials continue as planned.
>	Anaesthesia portfolio sales exceeded $1 billion.

Products
Seroquel (quetiapine fumarate) is an atypical anti-psychotic drug for the treatment of schizophrenia and acute manic episodes in bipolar disorder. It is a first line, first choice treatment for a broad range of symptoms. It delivers excellent efficacy and unique patient tolerability, including placebo-like effects on extrapyramidal symptoms and prolactin across the dose range, thus offering high patient acceptance.

This unique profile has led to the increased use of Seroquel, substantially exceeding world market growth. In September 2004, Seroquel became the market leading atypical in the US in terms of monthly new prescriptions. In Europe, Seroquel is growing two to three times faster than the atypical market, with key countries, such as Italy and Germany showing excellent market share gains.

The launch of Seroquel for the treatment of bipolar mania in over 40 countries has been highly successful, with strong market share growth. Physician feedback regarding key patient benefits, including rapid onset (four days), unique patient tolerability and no emergent depression has been extremely encouraging.

Approval was received in July 2004 from the FDA for new labelling to include 12-week data in the treatment of acute mania associated with bipolar disorder. This makes Seroquel the first product in its class to include monotherapy efficacy and safety data beyond three weeks in its label for acute bipolar mania.

Seroquel is not currently approved for the treatment of bipolar depression or agitation associated with dementia.

The results of the BOLDER study were presented at a meeting in May 2004 of the American Psychiatric Association, the world’s largest psychiatry congress. BOLDER was a study of Seroquel monotherapy for the treatment of bipolar depression. The study results indicated that Seroquel was effective in treating depressive episodes associated with bipolar I and II disorders and a range of depressive and anxiety symptoms associated with bipolar disorder.

The STAR trial data were announced in July 2004 at the International Conference on

Alzheimer’s Disease and Related Disorders, a leading Alzheimer’s disease conference. The results of this study indicated that Seroquel was effective in the treatment of agitation associated with dementia in elderly patients residing in long term care facilities.

In November 2004, AstraZeneca submitted a regulatory application to the French health authorities for a licence to market Seroquel in France for the treatment of schizophrenia and acute manic episodes associated with bipolar disorder. AstraZeneca received approval in Canada to market Seroquel as a monotherapy for the acute management of manic episodes associated with bipolar disorder.

In January 2004, Dr Reddy’s Laboratories Ltd. opened a Drug Master File with the FDA relating to quetiapine, the active ingredient in Seroquel. However, AstraZeneca is not aware of the filing of an Abbreviated New Drug Application relating to quetiapine.

Zomig (zolmitriptan) is indicated for the treatment of migraine with or without aura. It offers migraine sufferers rapid, reliable relief of headache pain and other migraine symptoms and is well tolerated. Available in over 80 countries, it is the leading second-generation triptan and Zomig is available in a unique range of formulations to provide rapid migraine relief. Zomig is the prescription market leader in Europe.

Zomig Nasal Spray is a formulation that delivers fast pain relief. The nasal spray has been successfully launched in Europe and the US. Launch in Japan is expected in 2005.

Zomig Rapimelt is a rapidly dispersible formulation offering patients a convenient, orange flavoured melt-in-the-mouth tablet that now accounts for more than 30% of Zomig sales. The 5mg tablet is now approved and launched in several EU countries.

Diprivan (propofol), the world’s best selling intravenous anaesthetic, is used in the induction and maintenance of anaesthesia and for intensive care sedation. More than 90% of total Diprivan sales consist of Diprivan EDTA, a microbial resistant formulation, which is approved in the majority of markets.

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18	AstraZeneca Annual Report and	Operational Review
Form 20-F Information 2004

Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 38, together with the reasons for its use.

Key product performance			2004			2003	2002	2003 compared to 2002		2004 compared to 2003

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Seroquel	2,027	496	44	1,487	304	38	1,145	33	36	27	30

Diprivan	500	24	18	458	(7)	22	443	5	9	(2)	3

Zomig	356	(12)	19	349	(3)	24	328	(3)	2	(1)	6

Local anaesthetics	542	41	35	466	–	34	432	8	16	–	8

Other	71	(7)	5	73	(5)	8	70	(10)	(3)	(7)	4

Total	3,496	542	121	2,833	289	126	2,418	19	23	12	17

Naropin (ropivacaine) is the best selling, long-acting local anaesthetic. With its improved safety and mobility profile, it is replacing the previous standard treatment of bupivacaine in major markets.

Xylocaine (lidocaine) continues to be the world’s most widely used local anaesthetic after 50 years on the market.

We divested the marketing authorisations for the manufacture and sale of Mysoline to Acorus Therapeutics Ltd. in July 2004. This allowed the continued supply of Mysoline to patients in countries where it was previously sold by AstraZeneca.

Pipeline
We are focused on unmet medical needs in three key areas.

Psychiatry
A sustained release formulation of Seroquel is being developed as part of a strategic approach to expand the treatment options available for patients.

AZD8129 (previously AR-A2) is a novel 5HT1B antagonist in phase 2 for the treatment of depression and anxiety. The portfolio has been expanded by the nomination of AZD2327, as a candidate drug in pre-clinical development with a novel mechanism of action for treating anxiety.

We have discontinued the development of AZD5455 and the granules formulation of Seroquel as a result of their failure to meet the target product profiles.

The collaboration with Shanghai Jiaotong University, established in 2001, continues to progress well and has identified several genetic variants that may predispose certain populations to schizophrenia.

Analgesia
In pain control, our research focus is nociceptive pain (caused by tissue damage) and neuropathic pain (caused by nerve damage). Our pipeline includes AZD4282, an NMDA antagonist in phase 1 for the treatment of neuropathic pain.

Our collaboration with NPS Pharmaceuticals continues to progress well, with early and late phase pre-clinical projects on metabotropic glutamate receptors, covering all major neuroscience disease indications. AZD9272 and AZD6538, targeting neuropathic pain, are the first two candidate drugs from the collaboration to be nominated.

Neurology
Cerovive, licensed from Renovis, Inc., is a neuroprotectant with free radical trapping properties under development for the treatment of acute ischaemic stroke, a disease with substantial unmet medical need for new effective therapies. Pre-clinical data show that Cerovive preserves neurologic function and brain tissue even when given at substantial delay following the onset of ischaemia.

The development of neuroprotectants for stroke is known to be a highly challenging area of drug development. It is difficult to achieve controlled clinical trial conditions in a setting where patients have just suffered a stroke and require immediate emergency care. It is also technically difficult. Our two pivotal SAINT (Stroke – Acute Ischaemic –NXY Treatment) trials were designed to mitigate the technical risks by aligning time to treatment and dosing in accordance with pre-clinical efficacy results. The SAINT trials compare the efficacy and safety of a placebo with a 72-hour intravenous infusion of Cerovive given within six hours of the onset of symptoms. Recruitment for the SAINT I trial being conducted in Europe, Asia, Australia, New Zealand and South Africa was completed in November 2004.

In October 2004, an independent data monitoring board recommended that the SAINT trials should continue as planned based on a review of the first 1,000 treated patients with three months’ follow up of stroke outcomes. Read out of the SAINT I trial is expected in the second quarter of 2005.

The CHANT (Cerebral Haemorrhage And NXY Treatment) trial assessing safety and tolerability in intracerebral haemorrhagic stroke was initiated in 2004.

AZD7371 is in phase 2 for overactive bladder, a highly prevalent condition and an unsatisfied market. We have discontinued the development of ZD0947 as a result of its failure to meet the target product profile.

AZD1080 is a new candidate drug for the treatment of Alzheimer’s disease, a core strategic focus of our research. AZD3102 is being developed in collaboration with Dyax Corp. and is one of the first ventures for AstraZeneca in human monoclonal antibodies. We have discontinued the development of AZD0328 and AZD2858 as a result of their failure to meet the target product profile.

AZD5904 is a new candidate drug for the treatment of multiple sclerosis. We have discontinued the development of AZD4750 as a result of its failure to meet the target product profile.

Performance 2004
Reported performance
Neuroscience sales in 2004 grew by $663 million from $2,833 million in 2003 to $3,496 million, an increase of 23%.

Underlying performance
After excluding exchange effects of $121 million, underlying growth was 19%.

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AstraZeneca Annual Report and Form 20-F Information 2004	Operational Review	19

Seroquel sales reached a new milestone in 2004, exceeding $2 billion in annual sales for the first time. Sales growth is well ahead of the atypical anti-psychotic class in most major markets, fuelled by successful launches of the bipolar mania indication.

Seroquel sales in the US for the full year were up 33% at $1,504 million, in line with prescription growth of 30%. In December 2004, new prescription share reached 27.5%, a class leading increase of 4.6 points over December 2003.

Seroquel sales outside the US increased 36% for the year to $523 million. For the year sales were up 45% in Europe ($331 million in 2004 compared to $209 million in 2003), up 44% in Canada ($74 million in 2004 compared to $48 million in 2003), and grew 13% in Asia Pacific (rising to $107 million in 2004 from $87 million in 2003).

Zomig performance in the full year reflects the 10% decline in the US (down from $163 million in 2003 to $147 million in the current year), partially offset by slight growth (up 2% to $209 million) in the rest of the world.

Diprivan sales worldwide increased by 5%; growth of 15% in the US (sales of $264 million, up from $230 million in 2003) more than compensated for declines in Europe. Local anaesthetics enjoyed growth in all markets, particularly in the US (up to $131 million from $106 million) and Europe (increasing 9% to $217 million from $181 million).

Performance 2003
Reported performance
Reported growth for Neuroscience was 17%, with sales up $415 million to $2,833 million in 2003.

Underlying performance
In the US, sales grew strongly by 14% to $1.7 billion. In the rest of the world sales also grew strongly by 10% to deliver global sales of $2.8 billion and a combined growth of 12% worldwide.

In the US, Seroquel sales reached $1,134 million for the year, an increase of 22%. Total prescriptions for Seroquel in the US were up 34%. The share of total prescriptions for Seroquel in the US anti-psychotic market reached a new high at 21.2% in December 2003.

Sales of Seroquel in markets outside the US increased 45% for the year. Sales in Europe were up 40%, and sales in Japan rose 67%. Zomig sales for the year fell by 1% to $349 million (global market share remains at 16%); growth was 7% outside the US, whilst sales were down 8% in the US.

Sales of Diprivan worldwide, at $458 million, fell by 2%. The rate of decline since patent expiry has slowed.

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20	AstraZeneca Annual Report and	Operational Review
Form 20-F Information 2004

Oncology

We aim to maintain our position as a world leader in cancer treatment through further launches of newer products such as Faslodex, the successful introduction of novel approaches currently in the pipeline and continued growth for Casodex, Arimidex and Zoladex.

Therapy area overview

>	World market value for cancer therapies: $22 billion and growing strongly.

>	In 2004, over 10 million people were diagnosed with cancer; by 2020 this is forecast to reach 15 million.

>	Six million people die from cancer every year - representing 12% of deaths worldwide.

2004 in brief

>	Rapid uptake in sales of Iressa continued until disappointing ISEL data in December led to comprehensive reassessment of Iressa including withdrawal of MAA in Europe.

>	Faslodex now available in the EU.

>	Casodex approved for use in EPC in over 60 countries.

>	ATAC data showed Arimidex is significantly more effective than tamoxifen in prolonging disease-free survival of post-menopausal women with early breast cancer.

Products
Casodex (bicalutamide) is the world’s leading anti-androgen therapy for the treatment of prostate cancer. The growth of Casodex has continued mainly through a renewed interest in the potential benefits of combination use of Casodex 50mg with Zoladex and other luteinising-hormone releasing hormone (LHRH) agonists. Casodex 150mg is approved for use in early prostate cancer (EPC) in over 60 countries and applications for the EPC indications are under review in several other markets. During 2004, the German regulatory authority did not agree a revised indication for Casodex 150mg, which is now no longer available in that country though 50mg remains on the market. Elsewhere, sales of Casodex 150mg continue to grow.

Zoladex (goserelin acetate) available in one month and three month depots, is the world’s second largest LHRH agonist by value. It is used for the treatment of prostate cancer, breast cancer and gynaecological disorders. It is approved for the treatment of prostate cancer in 105 countries. In EPC, Zoladex is the only LHRH agonist shown to improve overall survival when used in addition to either radical prostatectomy or radiotherapy. In breast cancer, Zoladex is approved in 24 countries for the adjuvant treatment of early stage pre-menopausal breast cancer as an alternative to and/or in addition to chemotherapy. It is also widely approved for use in advanced breast cancer in pre-menopausal women. Zoladex offers proven survival benefits for breast cancer patients with a favourable tolerability profile.

Iressa (gefitinib) is a highly researched, first in class, new type of anti-cancer agent (epidermal growth factor receptor-tyrosine kinase inhibitor (EGFR-TKI)) that acts to block signals for cancer cell growth and survival. It is indicated for the treatment of non-small cell lung cancer (NSCLC) in patients who have failed chemotherapy. Patients with NSCLC generally have a short survival time and their quality of life is seriously impaired. Previously published clinical trials with Iressa, used alone in patients treated for advanced NSCLC who have failed chemotherapy, reported that up to 50% of patients may experience benefit (including tumour shrinkage in 12-18% of patients). Over 40% of these patients were reported to experience early symptomatic improvement in the symptoms of lung cancer, such as cough, breathlessness and chest pain. It has consistently demonstrated good tolerability and is not associated with the typical side effects of chemotherapy.

However, preliminary results from the recently reported ISEL clinical study (which compared Iressa, when used alone, to placebo in patients with advanced NSCLC, who had failed chemotherapy,) showed that, whilst there was a statistically significant improvement in tumour shrinkage (objective response rate) and time to treatment failure, the difference in favour of increased survival with Iressa treatment failed to reach statistical significance compared to placebo in the overall population.

Prospective subgroup analyses from the ISEL study did show statistically significant differences in survival in favour of Iressa in patients of East Asian origin and non-smokers. In the East Asian subgroup, there was a near doubling of median survival, which supports the positive benefit/risk ratio observed in previous studies in these patients.

In 2004, two publications appeared, describing how patients who had dramatically responded to Iressa had a genetic alteration (mutation) in the EGF Receptor (EGFR) within the tumour cells, the biological target for the drug. These mutations appear to be a predictor of tumour response to Iressa. The publication of these data sparked great scientific and clinical interest in the drug, and may explain why the response rates observed in the ISEL study in patients from East Asian origin, and non-smokers were relatively high. We will be working to better understand the ISEL outcome in the context of further analysis of survival data, secondary endpoints, EGFR status and other biomarkers.

Iressa is currently approved in 35 countries, including the US and Japan. AstraZeneca is now actively consulting with regulatory authorities to determine the impact of the ISEL data. It is possible that some regulatory authorities may require AstraZeneca to withdraw its marketing authorisation for Iressa. In January 2005, after consultation with the European Medicines Evaluations Agency we withdrew the European Marketing Authorisation Application (MAA) for Iressa because the ISEL survival results did not meet the

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AstraZeneca Annual Report and	Operational Review	21
Form 20-F Information 2004

Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 38, together with the reasons for its use.

Key product performance
2004				2003			2002	2004 compared to 2003		2003 compared to 2002

	Sales $m	Growth underlying $m	Growth due to exchange effects $m	Sales $m	Growth underlying $m	Growth due to exchange effects $m	Sales $m	Growth underlying %	Growth reported %	Growth underlying %	Growth reported %

Casodex	1,012	92	66	854	140	70	644	11	19	22	33

Zoladex	917	(13)	61	869	6	69	794	(1)	6	–	9

Arimidex	811	249	43	519	152	36	331	48	56	46	57

Iressa	389	147	14	228	152	9	67	65	71	227	240

Nolvadex	134	(54)	10	178	(314)	12	480	(31)	(25)	(66)	(63)

Faslodex	99	21	1	77	42	–	35	28	29	120	120

Other	14	(5)	1	18	(1)	1	18	(28)	(22)	(6)	–

Total	3,376	437	196	2,743	177	197	2,369	16	23	8	16

approval requirements in Europe. The submission of a new MAA will be considered after evaluation of the full ISEL data and new emerging studies.

In the US, we have voluntarily suspended promotion of Iressa. AstraZeneca has urged physicians to consider other treatment options in the recurrent NSCLC population, in light of positive survival data with other agents, including another oral EGFR inhibitor. AstraZeneca intends to continue to make Iressa available for those patients whose physicians feel they are benefiting from the drug.

Based on the total data available for Iressa, we continue to believe that it has a place in the management of NSCLC and potentially other tumour types, providing substantial benefits for some patients in clinical practice and a favourable tolerability profile. New studies will report in the first half of 2005, which will provide further information on the efficacy and safety of Iressa and will further influence our thinking on the future of Iressa. In the US, we anticipate a rapid reduction in new prescriptions. While commercial prospects have certainly been reduced in Western markets, the positive results in patients of East Asian origin offer the prospects of a continuing successful business in these important markets. (See Financial Review for financial impacts.)

Arimidex (anastrozole) is the world’s leading aromatase inhibitor. Arimidex continues to grow strongly as it replaces tamoxifen as the preferred adjuvant treatment for post-menopausal women with early breast cancer. The large-scale ATAC study, first reported in December 2001 and then most recently updated in December 2004, showed that Arimidex is significantly more effective in prolonging disease-free survival and has important tolerability benefits compared with tamoxifen. Further data from the ATAC study presented in December 2004 also showed that women switching from tamoxifen to Arimidex suffered fewer recurrences of their early breast cancer than those who stayed on tamoxifen throughout the standard five-year course of treatment. Arimidex is also approved for the treatment of advanced breast cancer in post-menopausal women based on demonstrated advantages over tamoxifen and megestrol acetate.

Faslodex (fulvestrant) is a new type of endocrine therapy, an oestrogen receptor antagonist, with no agonist effects, that down-regulates the oestrogen receptor. Faslodex offers patients with hormone-sensitive, advanced breast cancer more hormonal options before having to resort to expensive and poorly tolerated cytotoxic chemotherapy. Due to its novel mode of action, Faslodex offers an effective, well tolerated additional treatment for patients, with the compliance and convenience benefits of a once monthly injection. Following the EU approval in March 2004, Faslodex is now available in Europe, as well as the US, Brazil and Argentina for the second line treatment of hormone receptor positive, advanced breast cancer in post-menopausal women.

Nolvadex (tamoxifen citrate) remains a widely prescribed breast cancer treatment.

Pipeline
Further trials are underway to evaluate the potential benefits of Iressa in other EGFR driven tumours such as head, neck and breast cancers. The clinical trial programme in lung cancer is under review in light of the recent developments described in detail above.

Signalling processes, which are critical to cancer cell division and survival, are the targets of a number of AstraZeneca’s novel compounds designed with a different biological effect in mind, including anti-angiogenesis, anti-proliferation and anti-invasion.

ZD6474 is a novel, orally active, anti-cancer agent that selectively inhibits two key cancer pathways: tumour blood vessel development (through VEGFR inhibition) and tumour cell growth and survival (through EGFR inhibition). ZD6474 is scheduled to complete phase 2 clinical trials during 2005.

AZD2171 is an anti-angiogenic agent in phase 1 that targets the growth of blood vessels of tumours. AZD9935 is another anti-angiogenic in pre-clinical development.

ZD6126 is a vascular targeting agent. Phase 2 clinical trials were stopped due to cardiac events. Pre-clinical work is now in progress to re-examine its potential. AZD4440, another vascular targeting agent, is in pre-clinical development. ZD4054 is an endothelin antagonist in phase 2 that works by targeting the endothelin A receptor, inhibiting tumour cell proliferation. ZD4054, which is being evaluated in clinical trials for the treatment of hormone-resistant prostate cancer, has recently been granted fast track designation by the FDA.

AZD0530 and AZD0424, anti-invasives in phase 1 and pre-clinical respectively, are designed to prevent tumours from spreading. AZD3409 is a prenylation inhibitor in phase 1 designed to inhibit the proliferation of cancer cells. AZD5438 is a novel selective cyclin dependent kinase inhibitor in phase 1 targeted at proliferating

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22	AstraZeneca Annual Report and	Operational Review
Form 20-F Information 2004

tumour cells. AZD1152, an aurora kinase inhibitor designed to target cell division in proliferating tumours, is now in pre-clinical development. AZD6244 (ARRY142886), in phase 1 development, is a selective MEK inhibitor targeting proliferating tumour cells.

AZD4769, an anti-proliferative agent, is in pre-clinical development for solid tumours including NSCLC.

AZD3841 and AZD8931, both anti-proliferative agents, are in pre-clinical development for solid tumours.

The collaboration with Abgenix Inc., which aims to discover fully human monoclonal antibodies for the treatment of cancer, has entered its second year. This arrangement is complementary to our major activity in small molecules and is allowing us to tackle a broader range of targets. It is anticipated the collaboration will contribute candidate drugs to the development pipeline by 2006.

Performance 2004
Reported performance
Oncology sales increased by 23% rising $633 million from $2,743 million in 2003 to $3,376 million in 2004.

Underlying performance
After eliminating the effects of exchange of $196 million, the underlying sales growth rate was 16%.

Casodex sales outside the US were up 11% for the year totalling $780 million. Sales in Japan continue to grow strongly to $240 million, up 24% for the year. Reflecting the maturity of the market in advanced prostate cancer, underlying performance in the US was essentially unchanged with sales for the year up 9% to $232 million.

Arimidex had another year of excellent sales growth, with sales up 48% to $811 million as a result of increased use in the adjuvant treatment of early breast cancer. The growing importance of aromatase inhibitors such as Arimidex to this patient population was affirmed in the recently updated treatment guidelines published by ASCO. As the only aromatase inhibitor indicated for primary adjuvant treatment (approved now in 80 countries) Arimidex is well positioned to benefit from continued adoption of these treatment guidelines in clinical practice. Sales in the US for Arimidex for the full year were up 52% at $300 million, in line with estimated underlying growth. New prescription market share for aromatase inhibitors plus tamoxifen reached 29.0% in December 2004 up 7.5 points over last year. We now estimate that more than 50% of newly diagnosed patients are receiving Arimidex. Outside the US, sales of Arimidex were up 46% for the year at $511 million. Full year sales were up 48% in Europe ($358 million), and increased 41% in Japan ($100 million).

Iressa sales reached $389 million for the full year (up 65%), including $176 million in the US (up 73%) and $136 million in Japan (an increase of 24%). However, fourth quarter sales in the US for Iressa were $17 million (down 65%) – in view of the regulatory uncertainties and the increased probability of returns of unused product, we have not recognised the revenue from sales made in the latter half of the quarter. Until the situation stabilises, revenue from Iressa sales in the US will be recognised on confirmed patient usage rather than wholesaler shipment.

Zoladex sales remained substantially unchanged. Declines in the US ($152 million) and Europe ($386 million), down 13% and 9% respectively, were mitigated by a strong performance in Japan (up 16% to $231 million).

The rate of fall in Nolvadex sales slowed to 31%; sales in the US were negligible although in Europe and Japan revenue declines were less pronounced (falling by 11% to $119 milion).

Faslodex sales increased by 28% to reach $99 million. Launches in Europe contributed to the majority of this increase.

Performance 2003
Reported performance
Oncology’s reported sales growth was 16% as revenues grew by $374 million to $2,743 million.

Underlying performance
Oncology sales grew by 8% to $2,743 million with growth from Casodex, Arimidex and Iressa offsetting the decline in Nolvadex.

Casodex sales outside the US increased by 23%, driven by good growth in Europe (up 20%) and Japan (up 28%). Growth in Europe and Japan was driven by the expanding use of Casodex in early stage disease. In the US the underlying demand was broadly unchanged with Casodex share of total prescriptions in this market being 83% in December 2003 – growth of 18% is principally a reflection of wholesaler destocking in 2002.

Sales of Arimidex increased by 47% in the US and by 45% in the rest of the world, including a 61% increase in Japan.

Sales of Iressa reached $228 million during the year including sales in Japan of $101 million. Iressa sales in the US since launch in May 2003 totalled $102 million.

Faslodex sales of $77 million reflect a steady increase in usage for the treatment of advanced breast cancer in the US market.

Underlying sales of Zoladex were maintained at $869 million. Sales of Nolvadex declined by 66% following patent expiry in the US in February 2003.

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AstraZeneca Annual Report and	Operational Review	23
Form 20-F Information 2004

Respiratory and Inflammation (R&I)

We aim to build on our leading position in asthma treatment through the growth of key products, particularly Symbicort, new indications and market launches and the successful introduction of novel approaches to other areas of inflammatory disease such as chronic obstructive pulmonary disease (COPD) and rheumatoid arthritis.

Therapy area overview

>	R&I world market value: $37 billion.

>	The World Health Organization estimates that 100 million people worldwide suffer from asthma and that COPD is the fourth greatest cause of death globally.

2004 in brief

>	Clinical data confirm efficacy and safety of Symbicort as an adjustable maintenance treatment for asthma.

>	The regulatory submission in Europe for Symbicort as a single inhaler treatment of asthma was withdrawn to allow more data to be submitted. Approvals have been gained in two markets outside Europe.

>	Regulatory application for Symbicort pMDI formulation submitted in Europe for asthma and COPD in July.

>	Symbicort US filing scheduled for the second or third quarter of 2005.

Products
Symbicort (budesonide/formoterol) is an innovative and effective asthma treatment that offers superior efficacy with easily adjustable dosing. This will enable doctors to tailor a patient’s treatment of this variable disease with a single inhaler for all situations; for baseline therapy, for increasing the dose during worsening attacks as well as for acute situations, thereby achieving greater efficacy than with fixed doses. It is a combination of the inhaled corticosteroid, budesonide, and the fast onset, long-acting bronchodilator, formoterol, in the Turbuhaler dry powder inhaler. Symbicort Turbuhaler is approved in 90 countries and launched in more than 70. Phase 3 trials in asthma are complete in the US.

On 15 January 2005 results from the STAY trial (one of the largest asthma studies ever conducted) were published in the American Journal of Respiratory and Critical Care Medicine. Data revealed for the first time that Symbicort Single inhaler Therapy (SiT), a new asthma treatment concept which develops Symbicort adjustable maintenance dosing, offers superior control in the main measures of asthma management compared to traditional Symbicort fixed dose, including a significant 45% reduction in the frequency of severe exacerbations.

In Europe, in November 2004, we withdrew our regulatory application for Symbicort SiT to allow more data to be submitted. We expect to submit a Symbicort SiT regulatory filing in Europe in the second half of 2005 containing additional data from further ongoing studies, including in total 13,000 patients with mild to moderate asthma.

A file for Symbicort pressurised metered dose inhaler (pMDI) in asthma and COPD was submitted to EU regulatory authorities in July 2004.

Pulmicort (budesonide) is a corticosteroid anti-inflammatory inhalation drug that helps prevent symptoms and improves the control of asthma. Pulmicort remains one of the world’s leading asthma medicines and is available in several forms, including the Turbuhaler dry powder inhaler, a pressurised metered dose inhaler and the Respules suspension for the treatment of children.

Pulmicort Respules (budesonide inhalation suspension) is the first and only nebulised corticosteroid in the US for children as young as 12 months. It has grown strongly as a result of its beneficial profile and it has strengthened its position as the inhaled corticosteroid of choice for the treatment of children under five with asthma. A regulatory application for Pulmicort Respules was filed in Japan in October 2004.

Oxis (formoterol) is a beta-agonist asthma therapy with a fast onset and long-acting clinical effect for the relief of asthma symptoms when corticosteroid treatment is not adequate.

Rhinocort (budesonide) is a nasal steroid treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps. It combines powerful efficacy with rapid onset of action and minimal side effects and is available as a once daily treatment in the Rhinocort Aqua pMDI and the Turbuhaler dry powder inhaler forms.

Accolate (zafirlukast) is an oral leukotriene receptor antagonist for the treatment of asthma available in most markets.

Pipeline
US development of the Symbicort pMDI is progressing and the phase 3 clinical programme in asthma is complete. Following a pre-NDA meeting with the FDA in the fourth quarter of 2004, a New Drug Application for this formulation is now targeted for the second or third quarter of 2005, although the FDA has identified some issues associated with the inhaler that require the generation of additional chemistry and manufacturing data or possible modification of the device in order to achieve approval.

Seven new compounds have entered pre-clinical development, targeted at COPD (AZD7928 and AZD2914), asthma and rhinitis (AZD2392 and AZD1744), osteoarthritis (AZD6357) and rheumatoid arthritis (AZD6703 and AZD5672). In addition, AZD0902 is in pre-clinical development for rheumatoid arthritis. The respiratory pre-clinical portfolio comprises AZD2098 and AZD1981 for asthma as well as AZD6067 for COPD.

Compounds currently in clinical development include AZD3778 for asthma and rhinitis and AZD3342 for COPD. AZD8955 is in clinical development for osteoarthritis and AZD8309 for rheumatoid

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24	AstraZeneca Annual Report and	Operational Review
Form 20-F Information 2004

Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 38, together with the reasons for its use.

Key product performance
2004				2003			2002	2004 compared to 2003		2003 compared to 2002

	Sales $m	Growth underlying $m	Growth due to exchange effects $m	Sales $m	Growth underlying $m	Growth due to exchange effects $m	Sales $m	Growth underlying %	Growth reported %	Growth underlying %	Growth reported %

Pulmicort	1,050	40	42	968	101	55	812	4	8	12	19

Symbicort	797	176	72	549	180	70	299	32	45	61	84

Rhinocort	361	(11)	8	364	56	9	299	(3)	(1)	19	22

Accolate	116	7	2	107	(40)	3	144	6	8	(28)	(26)

Oxis	101	(28)	9	120	(14)	14	120	(24)	(16)	(12)	–

Other	158	(8)	13	153	(8)	17	144	(5)	3	(6)	6

Total	2,583	176	146	2,261	275	168	1,818	8	14	15	24

arthritis as well as COPD. AZD9056, a P2X7 ion-channel blocker, is in phase 2 clinical development for rheumatoid arthritis and osteoarthritis as well as in phase 1 for COPD. All five compounds currently in clinical development for various indications are based on novel mechanisms of actions.

We have discontinued the development of AZD0902 for the indication of COPD as a result of its failure to meet the target product profile.

In December 2004, AstraZeneca and Cambridge Antibody Technology entered into in a five-year discovery alliance to generate monoclonal antibody therapeutics principally in inflammatory disorders, including respiratory diseases.
For AstraZeneca, this collaboration provides access to leading technology for the generation of fully human monoclonal antibodies for application across all relevant disease areas, working alongside a leading company in the field.

Performance 2004
Reported performance
R&I sales grew by 14% from $2,261 million to $2,583 million, an increase of $322 million, principally as a result of higher sales of Symbicort.

Underlying performance
R&I underlying growth was $176 million, with sales up 8%.

Symbicort sales were up 32% to $797 million in the year on share gains in the fast growing combination product segments of the asthma and COPD markets. The majority of Symbicort sales were in Europe (up 29% to $701 million). Sales elsewhere rose by 65% to $96 million.

More than 40% of global Pulmicort sales

came from the sales of Pulmicort Respules in the US. A 17% increase in US Pulmicort Respules sales resulted in a 4% increase in worldwide sales (to $1,050 million) for Pulmicort. Sales of Pulmicort in the US rose 13% to $576 million, more than compensating for the 9% decline in Europe (sales of $364 million).

Sales for Rhinocort were down 3% for the year to $361 million as a result of a broadly flat performance for the US market for inhaled nasal steroids in general, including Rhinocort Aqua.

The increase in Accolate sales was driven by price increases in the US (sales up 18% to $84 million).

Performance 2003
Reported performance
Reported growth for R&I was 24%. Sales increased from $1,818 million to $2,261 million.

Underlying performance
After excluding exchange effects of $168 million, R&I sales grew by 15% during 2003.

Symbicort sales for the full year increased 61% to $549 million, as the product gained share in the rapidly growing market for fixed combination asthma treatments.

Pulmicort sales for the full year increased by 12% as a result of growth in the US market (up 41%). Pulmicort Respules accounts for most of this growth, with total prescriptions in the US market up 32%.

Rhinocort sales in the US were up 27% accounting for almost all of the global growth of 19%. Growth in Rhinocort Aqua (58%) continued to more than offset the sales lost from the discontinuation of the Rhinocort Nasal Inhaler formulation.

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AstraZeneca Annual Report and	Operational Review	25
Form 20-F Information 2004

Infection	Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 38, together with the reasons for its use.

We aim to build a franchise in the treatment of infectious diseases by increasing sales of Merrem and by exploiting our traditional, structural and genomic-based Discovery technologies to bring new products to market.

Key product performance
	2004			2003			2002	2004 compared to 2003		2003 compared to 2002

	Sales $m	Growth underlying $m	Growth due to exchange effects $m	Sales $m	Growth underlying $m	Growth due to exchange effects $m	Sales $m	Growth underlying %	Growth reported %	Growth underlying %	Growth reported %

Merrem	423	53	24	346	46	15	285	15	22	16	21

Other	116	(20)	6	130	(36)	11	155	(16)	(11)	(24)	(17)

Total	539	33	30	476	10	26	440	7	13	2	8

Therapy area overview

>	Infection world market value: $53 billion.

>	Infectious diseases cause more than 11 million deaths each year.

>	World demand for antibiotics remains high due to escalating resistance and the increased risk of serious infections.

2004 in brief

>	Steady underlying growth for Merrem in the US (8%), Europe (14%) and globally (15%).

>	Supplementary New Drug Application filed in the US for treating skin and skin structure infections.

Products
Merrem/Meronem (meropenem) is an intravenous carbapenem antibiotic for the treatment of serious, hospital-acquired infections. A Supplementary New Drug Application was filed in the US in July 2004 aimed at securing an indication for skin and skin structure infections in 2005.

Pipeline
Our R&D facility in Boston, US is progressing a range of projects using traditional, structural and genomic-based technologies to deliver innovative antibacterial agents to the infection pipeline.

Work continues at our new R&D facility opened in Bangalore, India which is dedicated to finding a new treatment for tuberculosis. Tuberculosis remains a worldwide threat and is newly diagnosed in approximately two million people every year in India and over eight million people worldwide.

Performance 2004
Reported performance
Infection sales growth was 13% as revenues rose by $63 million to $539 million.

Underlying performance
Excluding exchange effects of $30 million, underlying sales in Infection increased by $33 million, 7%.

The performance of the therapy area was driven by Merrem sales, particularly in Europe with growth of 14% to $221 million.

Performance 2003
Reported performance
Sales grew by 8% on a reported basis, rising from $440 million to $476 million.

Underlying performance
Sales of Merrem grew steadily by a further 16% for the year to $346 million. Growth was largely attributable to sales outside the US, which were up 19% to $283 million. In the US, sales grew by 7% to $63 million.

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26	AstraZeneca Annual Report and	Operational Review
Form 20-F Information 2004

Geographic Review

US
While the US remained the world’s largest market for pharmaceuticals, 2004 illustrated both the rewards and risks inherent in such a complex and dynamic operating environment. Our pharmaceutical sales rose by 10% in 2004 from $8,449 million to $9,308 million, reflecting our continuing commitment to driving growth in this important market. The US represents 45% of our total sales. AstraZeneca is currently the fifth largest pharmaceutical company in the US with our sales representing a 5% share of US prescription pharmaceutical sales. Nexium, Seroquel, Toprol-XL and Crestor, with combined sales of $5.7 billion, continue to underpin our sales performance in this highly competitive market. Sales from Salick Health Care and Astra Tech rose by 9% in 2004 to $323 million.

Nexium is now approaching market leadership in total prescriptions and achieved market leadership in capsules dispensed in December 2004. During 2004, discounting and rebating increased in the prescription proton pump inhibitor market, driven mainly by the launch of Prilosec OTC (over-the-counter), generic omeprazole and competitive pressures. However, Nexium was not significantly impacted due to its superior clinical profile. Prilosec OTC had a significant impact on the omeprazole molecule but branded PPI’s (including Nexium) were only modestly impacted.

Toprol-XL became the most prescribed drug among cardiologists and Seroquel continued to gain share in the atypical anti-psychotic market, overtaking risperidone as the leading atypical agent measured in new prescriptions during the third quarter of 2004. In its seventh year on the market, Seroquel had its best year yet in terms of absolute growth in market share and sales volume. Other key growth products, including Arimidex and Pulmicort Respules, outperformed the market in both sales and prescription growth.

Sales of Crestor were $543 million. Crestor is the most effective statin at lowering LDL-C, with the advantage of a significant increase in HDL-C. We continue to believe that its safety profile is in line with that of other marketed statins, a view based on extensive clinical trial and post-marketing data. However, during 2004, Crestor continued to face what we consider to be unfounded allegations concerning its safety

(as described on page 12) which slowed the uptake of the product in the US. In September 2004, AstraZeneca launched the publicly available website rosuvastatininformation.com, which contains clinical trial and post-marketing data on Crestor.

In the US, Inventory Management Agreements (IMA) were implemented with 15 wholesalers with the intent to help manage stock in the trade channel. This reduced stock volatility and, by the end of the year, stocks were close to target levels.

As explained in more detail on page 13, in October 2004, the FDA did not approve Exanta due primarily to safety concerns. Discussions are ongoing with the FDA to determine if there is now a realistic prospect of bringing Exanta to the US market.

Despite increased cost pressures and the challenging market environment, the number of sales representatives in the industry remained relatively constant during the year. During 2004, AstraZeneca continued to work on both the effectiveness and efficiency of our sales organisation which resulted in improving the number and quality of interactions with key target audiences across all of our key brands. Throughout the year, we used the flexibility and size of our contract sales team to match our resources to the changing needs of our portfolio. Other initiatives included providing broadband to all selling staff and upgrading their hand-held technology to remain competitive with the best practices in the industry. For the third consecutive year, AstraZeneca was recognised with the industry’s ‘Representative of the Year’ award by ‘Pharmaceutical Representative’ magazine, after an intense competition across the pharmaceutical field.

In October 2004, we completed the implementation of mySAP, new financial software, providing the organisation with a solid technical foundation for driving efficiency and effectiveness throughout the business. This system replaced 42 legacy systems to enhance and streamline core business processes, improve integration of information and create a single platform, allowing AstraZeneca to achieve a uniform process across all sites for supply planning, quality assurance, purchasing and more.

In November 2003, the US Congress passed bipartisan legislation to add a prescription drug benefit to the Medicare programme. This new legislation is the first major change to Medicare in nearly 40 years. Immediate effects of the law in 2004 were changes to Medicare reimbursement for physician-administered products under Medicare Part B, and the launch of prescription drug discount cards as an interim measure until the full drug benefit takes place in 2006. We are actively participating in the current discount card programmes extending access to our products to Medicare recipients who are utilising the cards. The terms of the final regulations to be implemented to roll out the full benefit in 2006 and market forces will ultimately determine the full effect of this legislation on our business.

We anticipate that the issue of cross-border movement of products into the US and coverage for the uninsured will remain contentious among state and federal elected officials, the media and special interest groups during 2005. We will continue to provide free and discounted medicines to qualifying patients through our patient assistance programmes.

Canada
In 2004, we improved our market ranking in Canada to second with sales in excess of C$1 billion (US$876 million). Overall growth in excess of 13% outperformed the market, which grew at 10%. This growth was due to the strong performance of the growth brands, including Nexium (+36%), Seroquel (+44%), Crestor (+296%), Symbicort (+48%) and Atacand (+26%). Crestor and Nexium, in particular, reached milestones with sales in excess of C$100 million each and Crestor is now the second largest product in the statin market. Despite a court ruling that allowed early market entry of generic omeprazole, AstraZeneca Canada commands 52% of the PPI market because of the non-interchangeability of Losec, combined with the success of Nexium. We may see the interchangeability of Losec in 2005. Approval of Arimidex for early breast cancer treatment further supports our leadership position in oncology with a 19% market share.

In support of our efforts to enhance profitability of mature brands, we entered into a partnership with P&G Pharmaceuticals Canada Inc. in late 2004, to manage the promotion and marketing of all Zomig formulations.

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AstraZeneca Annual Report and Form 20-F Information 2004	Operational Review	27

Sales growth is shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange. A description of the calculation of this measure is set out in the Financial Review on page 38, together with the reasons for its use.

Key product performance
	2004			2003			2002	2004 compared to 2003		2003 compared to 2002

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

US	9,631	883	1	8,747	(608)	4	9,351	10	10	(6)	(6)

Europe	7,649	204	736	6,709	75	939	5,695	3	14	2	18

Japan	1,430	130	111	1,189	129	83	977	11	20	14	22

ROW	2,716	362	150	2,204	294	92	1,818	17	23	16	21

Total	21,426	1,579	998	18,849	(110)	1,118	17,841	9	14	–	6

Europe
With a market share of 5%, we were ranked as the fifth largest prescription drug company in Europe. Our sales growth (+3%) was driven by Crestor (now launched in most countries and progressing well), Nexium (+26%), Symbicort (+29%), Arimidex (+48%) and Seroquel (+45%), all of which gained significant market shares and more than offset the expected impact of patent expiries.

Widespread government actions continued to slow the overall rate of market growth in Europe. These included price-related initiatives (price cuts, reference pricing and maximum reimbursed prices), regulations to encourage generic substitution and industry-specific taxes.

Sales in France of $1,597 million gave us a market ranking of fourth (taking into account the Sanofi-Aventis merger). Good performances from Nexium (+31%), Symbicort (+28%), Arimidex (+102%) and Crestor ensured that we maintained sales at 2003 levels, despite the impact from Losec patent expiry.

In Germany, sales growth of 2% was driven by Nexium, Symbicort and Seroquel. Effective January 2004, the government increased the mandatory rebate on patent-protected products from 6% to 16%, which led to a flat market growth. Crestor is still subject to ongoing regulatory review and with discussions on the reference pricing of statins continuing, we will not make any decision regarding a future launch until the outcome is known.

In the UK, pharmaceutical sales grew by 9% driven by Nexium (+29%), Symbicort (+26%), Seroquel (+70%) and Crestor.

In Italy, the highly successful launch of Crestor, capturing a market share of 9% (monthly market share figure for November

2004 including licensee sales), contributed to underlying sales growth of 5%.

In Spain, Symbicort, Arimidex, Casodex and Seroquel helped drive sales up by 5%.

At 7%, our sales growth in Central and Eastern Europe exceeded overall market growth. Commercial investments in Russia and the Czech Republic expanded our businesses there.

Late in 2004, we received approval through the European Mutual Recognition Procedure for new uses of both Atacand (chronic heart failure) and Nexium (healing of gastric ulcers and, for patients at risk, the prevention of gastric and duodenal ulcers, associated with NSAID drug therapy).

Japan
We were the second fastest growing major pharmaceutical company in 2004, ending the year ranked 13. Sales reached $1,430 million, up from $1,189 million, driven by the strongly performing oncology portfolio of Arimidex, Casodex, Zoladex and Iressa, together with good growth from Losec. Overall, underlying sales grew by 11% despite the impact of the biennial government price cut which limited market growth to 2%.

In December 2004, the Pharmaceuticals Affairs Council of the Japanese Health Ministry granted conditional approval of Crestor with a dose range of 2.5-20mg, as described on page 12.

Asia Pacific (excluding Japan)
Overall sales grew by an impressive underlying rate of 18% to $1,155 million and the region represents an area of high growth potential. In Australia, the largest market in the region, sales of $450 million gave us a ranking of fourth among prescription drug companies. In China, we are the largest multi-national prescription drug company (third ranking overall), and with growth of 30%, we are one of the fastest growing pharmaceutical companies (source: the Hong Kong Association of the Pharmaceutical Industry). In South Korea and Taiwan, we gained further momentum following targeted investment in these markets. In South East Asia, we enjoyed average underlying growth of 22%.

Products driving growth in the region were Nexium (+45%), Iressa (+209%), Atacand (+41%), Symbicort (+77%) and Seroquel (+43%). Crestor has made a good start, gaining significant market share in a number of countries.

Latin America
We are the fastest growing major pharmaceutical company in the region, with underlying growth of 27%. In Mexico, the largest market in the region, sales reached $206 million, with growth of 19%. In Brazil we achieved underlying growth of 34% and we gained further momentum in Venezuela with underlying growth of 66%. In each of Argentina, Colombia, Chile, Uruguay and Peru our growth significantly out-stripped overall market growth.

Nexium showed a very strong performance across the region with sales growing by 40%. Crestor has now been launched in all markets in Latin America, has already achieved a market share of 17% in Mexico and is making rapid gains in Brazil, Venezuela, Argentina and Colombia.

Middle East
During 2004 we approved an investment of $40 million for the construction of a tablet manufacturing plant in Egypt. This investment is part of our expansion strategy and commitment to emerging markets. The plant will make products in our cardiovascular, oncology and neuroscience portfolios.

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28	AstraZeneca Annual Report and	Operational Review
Form 20-F Information 2004

Development Pipeline at 27 January 2005

Compound	Mechanism	Areas under investigation	Phase				Estimated filing date

			PC	1	2	3	MAA	NDA

Cardiovascular

NCEs
Exanta	thrombin inhibitor	prevention of VTE					Launched	Filed*

Exanta SC formulation	thrombin inhibitor (sc)	prevention of VTE					Launched	>2007

Galida	PPAR agonist	diabetes /metabolic syndrome					2007	2007

AZD6140	ADP receptor antagonist	arterial thrombosis					>2007	>2007

AZD7009	anti-arrhythmic IV	AF – conversion					>2007	>2007

AZD7009	anti-arrhythmic oral	AF – maintenance					>2007	>2007

AZD9684	CPU inhibitor	thrombosis					>2007	>2007

AZD0837	thrombin inhibitor	thrombosis					>2007	>2007

AZD7806	IBAT inhibitor	dyslipidaemia					>2007	>2007

AZD4619		dyslipidaemia					>2007	>2007

AZD6610		dyslipidaemia/diabetes					>2007	>2007

AZD8294		dyslipidaemia					>2007	>2007

AZD8677		dyslipidaemia/diabetes					>2007	>2007

AZD8450		dyslipidaemia					>2007	>2007

AZD6370		diabetes					>2007	>2007

Line Extensions

Atacand	angiotensin II antagonist	CHF outcomes (CHARM study)					Approved	Filed

		diabetic retinopathy					>2007	>2007

Crestor	statin	atheroma					2H 2006	2H 2006

		outcomes CHF					>2007	>2007

		outcomes renal					2007	2007

Seloken/Toprol-XL	beta blocker	HCTZ combination						3Q 2005

Exanta	thrombin inhibitor	prevention of stroke in AF					Filed	Filed*

		treatment of VTE					Filed	>2007

		arterial/post MI					>2007	>2007

*Discussions are ongoing with the FDA to determine if there is now a realistic prospect of bringing Exanta to the US market. The NDA file remains open.

Gastrointestinal

NCEs
AZD0865	P-CAB	acid-related GI disease					2007	2007

AZD7371		functional GI disease					>2007	>2007

AZD3355	inhibitor of TLESR	GERD					>2007	>2007

AZD9343	inhibitor of TLESR	GERD					>2007	>2007

AZD5745		acid-related GI disease					>2007	>2007

AZD8081		functional GI disease					>2007	>2007
Line Extensions

Nexium	proton pump inhibitor	NSAID GI side effects – symptom resolution					Promotable*	Filed

		parenteral formulation					Launched	Filed

		NSAID GI side effects – ulcer prevention					Launched	Launched

		NSAID GI side effects – ulcer healing					Launched	Filed

		extra-oesophageal reflux disease					>2007	>2007
*Authorities stated these symptoms were already captured within the GERD label. Text stating “No clinical interaction with naproxen or rofecoxib” was approved.

Infection

Line Extensions
Merrem	carbapenem antibiotic	skin and soft tissue infections						Filed

Neuroscience

NCEs
Cerovive	free radical trapping agent	stroke					2H 2006	2H 2006

AZD7371		overactive bladder					>2007	>2007

AZD8129 (AR-A2)	5HT1Bantagonist	anxiety/depression					>2007	>2007

AZD4282	NMDA antagonist	neuropathic pain					>2007	>2007

AZD3102		Alzheimer’s disease					>2007	>2007

AZD1080		Alzheimer’s disease					>2007	>2007

AZD9272		neuropathic pain					>2007	>2007

AZD2327		anxiety					>2007	>2007

AZD5904		multiple sclerosis					>2007	>2007

AZD6538		neuropathic pain					>2007	>2007
Line Extensions

Seroquel	D2/5HT2 antagonist	sustained release					1H 2006	1H 2006

		bipolar maintenance					2007	2007

		bipolar depression					2007	1H 2006

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AstraZeneca Annual Report and	Operationall Review	29
Form 20-F Information 2004

Compound	Mechanism	Areas under investigation	Phase				Estimated filing date

			PC	1	2	3	MAA	NDA
Oncology

NCEs

Iressa	EGFR-TKI	NSCLC					Withdrawn	Launched

ZD6474	angiogenesis inhibitor (VEGFR-TKI)	solid tumours					>2007	>2007

ZD4054	endothelin A receptor antagonist	solid tumours					>2007	>2007

AZD2171	angiogenesis inhibitor (VEGFR-TKI)	solid tumours					>2007	>2007

AZD3409	farnesyl-transferase inhibitor	solid tumours					>2007	>2007

AZD0530	SRC kinase inhibitor	solid tumours and haematological malignancies					>2007	>2007

AZD5438	selective cyclin dependent kinase inhibitor	solid tumours					>2007	>2007

AZD6244	MEK inhibitor	solid tumours					>2007	>2007

ZD6126	vascular targeting agent	solid tumours					>2007	>2007

AZD4440	vascular targeting agent	solid tumours					>2007	>2007

AZD9935	angiogenesis inhibitor (VEGFR-TKI)	solid tumours					>2007	>2007

AZD0424	SRC kinase inhibitor	solid tumours					>2007	>2007

AZD1152	aurora kinase inhibitor	solid tumours and haematological malignancies					>2007	>2007

AZD4769		solid tumours					>2007	>2007

AZD3841		solid tumours					>2007	>2007

AZD8931		solid tumours					>2007	>2007

Line Extensions

Faslodex	oestrogen receptor antagonist	1st line advanced breast cancer	>2007	>2007

Iressa	EGFR-TKI	head and neck cancer*	2H 2006	2H 2006

		breast cancer*	>2007	>2007

		colorectal cancer*	>2007	>2007

* Under review

Respiratory and Inflammation

NCEs

AZD9056	ion channel blocker	rheumatoid arthritis	>2007	>2007

AZD9056	ion channel blocker	osteoarthritis	>2007	>2007

AZD8309	chemokine receptor antagonist	rheumatoid arthritis	>2007	>2007

AZD8955	collagenase inhibitor	osteoarthritis	>2007	>2007

AZD8309	chemokine receptor antagonist	COPD	>2007	>2007

AZD3778	chemokine receptor antagonist	asthma/rhinitis	>2007	>2007

AZD9056	ion channel blocker	COPD	>2007	>2007

AZD3342	protease inhibitor	COPD	>2007	>2007

AZD6067	protease inhibitor	COPD	>2007	>2007

AZD2098		asthma	>2007	>2007

AZD1981		asthma	>2007	>2007

AZD0902	ion channel blocker	rheumatoid arthritis	>2007	>2007

AZD6703		rheumatoid arthritis	>2007	>2007

AZD6357		osteoarthritis	>2007	>2007

AZD7928		COPD	>2007	>2007

AZD2914		COPD	>2007	>2007

AZD2392		asthma/rhinitis	>2007	>2007

AZD1744		asthma/rhinitis	>2007	>2007

AZD5672		rheumatoid arthritis	>2007	>2007

Line Extensions

Symbicort Turbuhaler	inhaled steroid/fast onset,
	long-acting beta2 agonist	single therapy for asthma	2H 2005

Symbicort pMDI	inhaled steroid/fast onset,			2Q/3Q
	long-acting beta2 agonist	asthma	Filed	2005	*

		COPD	Filed	2007

* The FDA has identified some issues associated with the inhaler that require the generation of additional chemistry and manufacturing data or possible modification of the device in order to achieve approval.

Comments – As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Compounds in development are displayed by phase.

Abbreviations:	IV – intravenous	TLESR – transient lower oesophageal sphincter
5HT – 5-hydroxytryptamine (serotonin)	MAA – marketing authorisation application (Europe)	relaxations
5HT1B (– 1B subtype of 5HT receptor)	MEK – mitogen activated (extra-cellular signal-regulated	VEGFR-TKI – vascular endothelial cell growth factor
5HT2 (– 2 subtype of 5HT receptor)	kinase) kinase	receptor-tyrosine kinase inhibitor
ADP – adenoside diphosphate	MI – myocardial infarction	VTE – venous thromboembolism
AF – atrial fibrillation	NCE – new chemical entity	>2007 – not earlier than 2008
CHF – congestive heart failure	NDA – new drug application (US)
COPD – chronic obstructive pulmonary disease	NMDA – N-methyl-D-aspartate	Discontinued projects:
CPU – carboxy peptidase-U	NSAID – non-steroidal anti-inflammatory drug	AZD4750 – multiple sclerosis
D2 (– 2 subtype of dopamine receptor)	NSCLC – non-small cell lung cancer	AZD5455 – anxiety
EGFR-TKI – epidermal growth factor receptor-tyrosine	P-CAB – potassium-competitive acid blocker	AZD0328 – Alzheimer's disease
kinase inhibitor	PC – pre-clinical: candidate drug accepted for	Seroquel – granules
GERD – gastro-oesophageal reflux disease	development but not yet administered to man	AZD2858 – Alzheimer's disease
GI – gastrointestinal	pMDI – pressurised metered dose inhaler	ZD0947– overactive bladder
H – half year	PPAR – peroxisome proliferator-activated receptor	AZD0902 – COPD
HCTZ – hydrochlorothiazide	Q – quarter	AZD0303 – thrombosis
IBAT – ilial bile acid transport	sc – subcutaneous

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30	AstraZeneca Annual Report and	Operational Review
Form 20-F Information 2004

Research and Development (R&D)

R&D continues to focus on improving the productivity and efficiency of new drug discovery and development. We are simplifying our processes and continually review our plans and decision-making. We have streamlined portfolio reviews and target our strategic investment on areas directly linked to increased quality and output of new products.

In Discovery, we aim to increase the output of high quality candidate drugs (CDs) with a lower risk of failure in development. In Development, we aim to develop better drugs faster.

The consequences of the strong drive to increase productivity are becoming evident in the size of the early development portfolio. During 2004, 18 CDs were selected (15 in 2003 and 11 in 2002). At the end of 2004, there were 31 projects in the pre-clinical phase and 17, 17 and 25 projects in clinical phases 1, 2 and 3 respectively.

AstraZeneca employs around 11,900 people in R&D. We have six major joint discovery and development facilities in the UK, the US and Sweden; a further four sites in the US, Canada, India and France, which focus only on discovery, and a facility in Japan for development only. These resources are complemented by clinical development at 43 sites around the world. In 2004, our R&D investment totalled $3.8 billion.

R&D remains an integrated, project-driven organisation. Our approach is therapy arealed with scientific, medical, technical and ethical input and control being provided by large, multi-skilled Discovery and Development organisations. This offers a number of advantages including sharing of best practice in terms of science and technology and efficient use of resources across a multi-site, global organisation.

Global knowledge expertise is recognised as a key competitive advantage for AstraZeneca. An R&D information and knowledge management initiative has introduced a knowledge sharing system, initially directed towards supporting our global R&D staff and their internal partners.

We remain focused on meeting our objectives of delivering new, medically important and commercially successful products to the market every year.

Discovery
In Discovery our highly skilled scientists work together across boundaries to exchange ideas, to promote best practice and to maximise the opportunities that are offered by our size and global reach. We focus on finding novel medicines for targeted unmet medical needs. This is supported by other specialised Discovery groups in Safety Assessment, Process R&D and Global Science & Information who also support the projects in their progress through Development and lifecycle management.

Our core priority is to support increased productivity in R&D. This includes improving the quality of biological targets and chemical leads, so that we can expect reduced later stage clinical product attrition. Discovery-Medicine (the partnership between clinical medicine and basic science) is embedded in the organisation. There are many examples where this initiative has helped us gain a better understanding of human diseases and the suitability of future drugs to prevent and treat those diseases. We also continue to introduce, earlier in the process, more stringent and, where possible, high throughput testing of safety and drug metabolism/pharmacokinetics, so that CDs chosen for development are more likely to succeed.

Our Global Science & Information group supports all research areas with skills in compound management, structural chemistry, bio-imaging, transgenics, protein science and information science and informatics.

We continue to invest in R&D facilities. New or upgraded laboratory facilities were opened in 2004 in Sweden, the UK and the US. Ongoing training and development of our highly skilled employees continue.

Development
People in our Development organisation specialise in clinical research, regulatory affairs and pharmaceutical development. They work globally in therapy area-led product teams that bring together all the relevant functional skills and experience needed for the robust, rapid progress of new medicines and the management of development risks.

Our focus in 2004 was to progress regulatory filings for Exanta, to support the continued launches of Crestor and Iressa, and to make regulatory submissions for new uses that broaden the claims or geographic coverage of Nexium, Symbicort and Atacand. In 2004, the phase 3 programmes for Cerovive and Galida have continued to progress as planned. Progression of the early development portfolio has resulted in six projects achieving “positive proof of principle” in clinical studies during 2004.

To enhance productivity during 2004, we continued to focus on simplifying the processes for delivery of clinical trial data while maintaining the flexibility of a global organisation. A new clinical organisational structure was announced in October 2004 to support implementation of these new working practices. We have also continued to progress the operation of e-based clinical and regulatory systems that significantly increase the speed of access to data worldwide and reduce regulatory file preparation and submission timelines. In January 2005, following a year where there have been a number of disappointments, a new Executive Director was appointed with responsibility for Development as part of an accelerated significant programme of change to review our pipeline and optimise the contribution of our Development and Regulatory functions.

Collaborations
To complement our in-house R&D capabilities, over 250 new collaborations have been entered into in 2004 with leading academic centres and biotechnology companies, bringing the total number of active R&D collaborations and agreements to more than 1,700.

We entered into a strategic alliance with Cambridge Antibody Technology (CAT) with the aim of discovering and developing human antibody therapeutics in inflammatory disorders. The five year collaboration includes a minimum of 25 programmes to be initiated in the discovery phase and following the completion of the phase, CAT and AstraZeneca may each elect to continue funding programmes into development.

Other examples of external collaborations include those with Abgenix Inc., Sumitomo Pharmaceuticals Co. Ltd., NeoGenesis Pharmaceuticals, Inc., Cytokinetics, Inc., Biosignal Inc., Array Biopharma Inc., Astex Technology Ltd, BG Medicine (Beyond Genomics Inc.), Dyax Corp., Shanghai Jiaotong University, Procardis, Griffith University, the University of Dundee and Institut Curie.

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AstraZeneca Annual Report and	Operational Review	31
Form 20-F Information 2004

Commercialisation and Portfolio Management

AstraZeneca continues to have one of the most competitive portfolios of marketed products in the pharmaceutical industry. Maintaining the quality of this portfolio and of our development pipeline of new products requires careful prioritisation both to manage the progression of promising compounds from development to market place and to maximise the value of high potential marketed products. We are committed to organic growth, but in common with other leading pharmaceutical companies, our licensing activities seek to bring in new products and/or technologies and to support growth products in a cost-effective manner.

Product Strategy & Licensing (PS&L), while working closely with R&D and our major marketing companies, leads the commercial aspects of drug development and co-ordinates global market strategy. This includes selecting the right products and projects for investment, developing effective marketing platforms in time for new product launches and directing the creation and delivery of product marketing strategies that successfully align global and national plans.

To ensure the success of our medicines, we aim to address unmet medical needs, find novel solutions, minimise technical risk and maximise commercial opportunity. We have clearly defined lifecycle management programmes for all our products, which maximise not just the commercial potential of the brands, but also the value they bring to patients’ lives. In addition, our customer base has broadened over the past year and our marketing programmes have widened accordingly to take account of every aspect of building global brands. This includes working with, among others, patient advocacy groups, caregivers, opinion leaders and pharmacists.

Target product profiles (TPPs) for each new product are clearly defined at a very early stage in Discovery in order to set parameters for R&D activity and to help shape the marketing strategy. The profile is based on our insight into the needs in the market place and the drivers behind recommending, prescribing, paying for and taking the medication. Among the factors considered in developing a TPP are product features and benefits, medical and health outcomes information, market positioning, demonstration of value and the competitive environment. At each major stage in development, the product is tested against this target profile and is only prioritised for further investment if it meets or exceeds the target.

Where appropriate, we exploit internet strategy and marketing technologies to facilitate and enhance our commercial activities. Growing numbers of doctors and patients actively seek information from us via the internet and, where allowed, we are able to share knowledge, best practice and expertise via this channel.

Direct and timely communication via the internet facilitates some of the important goals for the organisation such as supporting our sales efforts; augmenting our brands; maintaining and building longer term relationships; and ensuring appropriate use of our products. Internet services continue to grow in diversity and value to our customer groups, requiring us to monitor and evaluate new techniques and technology to achieve our business objectives and ensure ongoing competitiveness. AstraZeneca is recognised as one of the industry leaders for online marketing and communication to customers.

We have undertaken a number of consumer initiatives to increase disease awareness and fully recognise the importance of patients and patient groups in making healthcare choices across the globe. Drug and disease physician and patient education modules developed across our therapy areas have been deployed internally and externally to great effect and we continue to seek to leverage these resources across a wider group of stakeholders, particularly where first-in-class products are reaching our markets and demand for such education is high.

Internet-enabled processes have brought efficiency and effectiveness gains across R&D and commercial activities, facilitating the rapid sharing and distribution of information within and outside the organisation. Additionally, a number of internet-enabled sourcing projects are enhancing our purchasing practices and delivering clear, measurable value.

As part of our commitment to exploring all the ways in which we can bring benefit to patients, we are expanding our thinking beyond medicines to include a focus on ways in which we can help them get access to the information and services they need. This includes IT collaborations that will aim to deliver innovative channels for providing patients with information about their treatment and/or their disease. Through closer partnership with patients, we aim to build our understanding of their needs and how we can best respond.

Our products are marketed primarily to physicians (both general and specialist) as well as to other healthcare professionals. Marketing efforts are also directed towards explaining the value and the therapeutic benefits of our products to governments and healthcare buying groups, for example, managed care organisations in the US, trust hospitals and budget-holding medical groups in the UK and other organisations which pay for healthcare costs in various countries. In the US, we invest a significant amount of money in direct-to-consumer (DTC) advertising campaigns for certain of our products (notably Nexium and Crestor). These DTC efforts are part of a comprehensive and, we believe, valuable campaign to educate consumers about certain conditions and potential treatment options. Research among physicians supports our view that DTC advertising provides this educational value to consumers.

AstraZeneca’s principal competitors are other international, research-based pharmaceutical and biotechnology companies which also sell branded, patent-protected, prescription pharmaceuticals.

Following patent expiry, our products also compete with generic pharmaceuticals. Competition with generic pharmaceuticals is principally on price since generic pharmaceutical companies typically incur only limited R&D costs compared to those of research-based companies such as AstraZeneca.

Our ability to maintain and enhance our competitive position in our chosen therapy areas depends mainly on our development of new, innovative, cost-effective products from our R&D and in-licensing activities, the manufacture and supply of products to high quality standards and the effective marketing of products to our global customer groups.

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32	AstraZeneca Annual Report and	Operational Review
Form 20-F Information 2004

Supply and Manufacturing

With 30 manufacturing sites in 20 countries and around 15,000 employees worldwide, our Operations organisation provides secure, high quality, cost-effective supply of AstraZeneca’s product range globally. We measure our performance using four key metrics: customer service, supply capability, cost efficiency and licence to operate.

Customer service
 The fast and effective introduction of new products is key to success. Our supply chains are designed to maximise flexibility. For example, the global roll-out of Crestor continued, European Exanta launches were supported, and all major markets completed the launch of Zoladex Safesystem which is designed to protect against needlestick injuries when handling the injectable Zoladex therapy. With a few temporary exceptions, major products and line extensions were successfully supported with supplies available to meet market demand.

Supply capability
Our strategy remains to operate a small number of sites for the manufacture of active ingredients and combine it with effective use of outsourcing. AstraZeneca has active ingredient sites in the UK, Puerto Rico, Sweden and France and a bulk drug purification plant in Germany. Around 1,600 people are employed in active pharmaceutical ingredient supply.

Principal formulation sites for tablets and capsules are in six countries - the UK, Sweden, Puerto Rico, France, Germany and the US. There are also major formulation sites for the global supply of parenteral and inhalation products in Sweden, France and the UK. Packaging is undertaken at a large number of locations, both at AstraZeneca sites and at contractors’ facilities, located close to our marketing companies to ensure rapid and responsive product supply. Around 12,400 people are employed in formulation and packaging.

Process improvements, additional capacity investments and the effective use of external contractors ensure the secure and effective supply of our products. As part of our overall risk management, we carefully consider the timing of investment to ensure that secure supply chains are in place for our products.

Capital expenditure on supply and manufacturing facilities totalled $352 million in 2004. New plant authorised included formulation capacity for Symbicort in France, for Pulmicort in the US and for Nexium and Seloken/Toprol-XL in Sweden.

AstraZeneca’s global purchasing policies and processes together with our business interruption risk management (BIRM) process are aimed at ensuring the supply of raw materials and other key supplies, all of which are purchased from a range of suppliers. The BIRM process systematically examines a range of risk scenarios to global supply, such as disasters that remove supply capability or the unavailability of key raw materials and ensures that these risks are mitigated by the implementation of contingency plans, including the appropriate use of dual or multiple suppliers and maintenance of appropriate stock levels. Although the price of raw materials may fluctuate from time to time, our global purchasing policies seek to avoid such fluctuations becoming material in our business.

Cost efficiency
2004 saw the continued implementation of our new supply system which has demonstrated progressive benefits, with higher customer service levels, reduced manufacturing lead times and consequently reduced requirements for the build up of stock. The programme has now been substantially implemented throughout the supply network. In 2004, improvements in stock levels on mature products were partly offset by stock increases on launched products with exchange movements also increasing the financially reported figures.

Cost efficiencies are also driven by continuous review of our manufacturing assets to make sure that they are being used most effectively, whilst preserving the flexibility we need to respond to fluctuations in demand. Our facility in Karlskoga (Sweden) was sold during 2004 and we will continue to make further adjustments to our manufacturing base to ensure optimum utilisation of production facilities.

The new supply system has also increased the focus on managing costs throughout the product lifecycle. Product supply chains are being modelled with a view to targeting cost of goods reductions through improving yields, undertaking process changes and adjusting buying patterns to reduce material costs. Stock levels and stock turns are also being modelled for major products with a view to focusing stock reductions to improve working capital utilisation.

The introduction of new purchasing category management proceeded throughout 2004 in key areas of spend to maximise value from external expenditure, and implementation will continue in 2005.

Licence to operate
We are committed to delivering a secure basis for assured product quality that ensures both the safety and efficacy of our medicines. As part of this, the outcomes of routine internal inspections as well as those by regulatory authorities are rigorously reviewed and, if required, actions are taken to further enhance compliance. Device presentations of inhalation products present manufacturing challenges and where appropriate, like other manufacturers, we keep these under review with relevant regulators. The results of all external inspections carried out during 2004 were satisfactory and we did not experience any delays to approvals due to regulatory compliance issues at our sites or those of our contractors.

Safety, health and environment (SHE) operating standards are increasingly stringent with regulators placing particular emphasis on environmental issues and the safety of chemicals. AstraZeneca’s manufacturing sites operate under various regulatory and licensing regimes and we are focused on meeting all regulatory requirements and current good practice standards. There are currently no environmental issues that constrain AstraZeneca from fully utilising any sites. The Company continues to track, participate actively in, and pursue internal initiatives relating to, international research and policy developments associated with emerging environmental, health and safety policy matters such as “pharmaceuticals in the environment”, chemical control regulations and global climate change. It is possible that we could incur capital or operational costs in connection with future voluntary activities or regulatory developments relating to these issues including, for example, process or equipment changes associated with wastewater quality, raw material substitutions, “green chemistry” initiatives or energy efficiency. We are addressing these matters proactively and they are not expected to have a material impact on the Company’s competitive or financial position.

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AstraZeneca Annual Report and	Operational Review	33
Form 20-F Information 2004

Main Facilities	Other Businesses

We are making steady progress against our targets for the reduction of waste and energy usage and the overall level of accidents with injury is falling. However, sadly an employee died in an accident at one of our manufacturing locations during the year. When any accidents occur, we use a range of investigation procedures to help us understand the causes and avoid repetition. Our aim for continuous improvement includes learning from incidences of non-compliance and sharing best practice to further promote high standards.

Further information and statistics about our SHE performance can be found in the separate Corporate Responsibility Summary Report 2004 or on our website: astrazeneca.com.

AstraZeneca owns and operates numerous production, marketing and R&D facilities worldwide. Our corporate headquarters are in London, UK and our R&D headquarters are in Södertälje, Sweden.

Our principal R&D facilities are in the UK (Alderley Park and Charnwood); Sweden (Lund, MöIndal and Södertälje); the US (Boston, Massachusetts and Wilmington, Delaware); Canada (Montreal, Quebec); and India (Bangalore). Other R&D activity is carried out at Macclesfield and Avlon in the UK, Reims in France and Osaka in Japan.

Out of a total of 30 manufacturing sites in 20 countries, our principal manufacturing facilities are in the UK (Avlon and Macclesfield); Sweden (Snäckviken and Gartuna, Södertälje); the US (Newark, Delaware and Westborough, Massachusetts); Australia (North Ryde, New South Wales); France (Dunkirk, Monts and Reims); Germany (Plankstadt and Wedel); Italy (Caponago); Japan (Maihara) and Puerto Rico (Canovanas, Guayama and Carolina).

Bulk drug production is concentrated in the UK, Sweden, France and Puerto Rico.

Substantially all of our properties are held freehold, free of material encumbrances and we believe such properties are adequate for their purposes.

Astra Tech
Astra Tech is engaged in the R&D, manufacture and marketing of medical devices and implants for use in healthcare, primarily in urology and odontology, as well as in surgery and diagnostic radiology. Astra Tech has a leading position in several countries in Europe and is expanding its operations in key markets, particularly in the US.

All products showed good sales growth, in particular the Dental Implant System, which is gaining market share in several key markets. Further investments have been made in R&D, clinical research and new production facilities to strengthen the product portfolio and, in the US, in sales and marketing.

Salick Health Care
Salick Health Care (SHC) is a leading provider of outpatient oncology management and consulting services. Ownership of SHC provides AstraZeneca with a unique window on the provider sector of the US oncology market and access to many opinion leaders in the field of oncology.

SHC manages full-service outpatient comprehensive cancer centres in affiliation with major teaching and community hospitals in California, Florida and New York and is affiliated with a large network of over 160 physicians, working in specialised areas such as haematology and medical, radiation and surgical oncology.

In 2004, SHC continued to perform well in its cancer centre management business with positive profit and cash contributions. We implemented a long term management agreement with NYU Hospitals Center with the opening of a new 85,000 square foot cancer centre in Manhattan in July 2004. Focused on growth, SHC is actively pursuing consulting and management relationships in new markets in the US as well as exploring opportunities to bring its unique model of cancer care to the UK.

SHC also continued the development of its innovative clinical research network to improve patient care and cancer treatment. The SHC Research Network is conducting a growing number of centrally co-ordinated phase 2 and 3 clinical trials.

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34	AstraZeneca Annual Report and	Operational Review
Form 20-F Information 2004

Corporate Responsibility (CR)

The trust and confidence of all our stakeholders, together with our reputation, are among our most valuable assets. Along with our commitment to competitiveness and performance, we will continue to be led by our core values to achieve sustainable success.

Management
Good corporate responsibility depends on the right level of commitment from all employees, led by the AstraZeneca Board and Senior Executive Team, who approve the strategic direction, and our senior management, who are accountable for the development and implementation of appropriate programmes in their areas of responsibility. Based on the global CR policy, local implementation programmes are required to take account of regional, site or functional priorities and objectives. Individually, everyone at AstraZeneca has a responsibility to integrate CR considerations into their day-to-day decision-making, actions and behaviours.

The common platform that supports this effort worldwide includes our Group CR Policy, Group CR Standards and Global CR Priority Action Plan, which together provide the framework for understanding and managing the challenges and opportunities associated with our responsibility.

We are making progress, but there is more work to do to ensure that CR is consistently embedded throughout the organisation and actively interpreted and managed at a local level. An important step forward has been the creation of national CR committees in the US, the UK and Sweden where more than 60% of our employees are located. National CR action plans, including local priorities and objectives are now in place in these three cornerstones of our global presence.

Another significant move was our decision in 2004 to formally integrate CR into the personal targets and performance reviews of all employees, including AstraZeneca’s Senior Executive Team and senior management. This will further support the integration of CR considerations into business strategy development and everyday business thinking.

We have also begun to integrate CR into our leadership development programmes and during the year we launched an intranet site dedicated to providing managers with the tools and guidance they need to put CR into practice at a local level.

Evaluating performance
We have for some time had processes in place for monitoring our economic, environmental, safety and health performance. More recently, we have been focusing on developing key performance indicators (KPIs) in other areas of social responsibility. During 2004, we established new KPIs for animal use and welfare, and for marketing and sales practices, which will be introduced in 2005 to promote a consistent approach to monitoring performance globally. We continue to explore the ways in which we can meaningfully benchmark our performance in the area of social responsibility.

Corporate governance
An essential part of our corporate responsibility is to continue to operate to high standards of corporate governance. Auditing compliance is a fundamental part of this. Our Group Internal Audit function (GIA) works to review, among other things, compliance with laws, regulations and Group policies. During 2004, 42 of our GIA audits focused on marketing and sales practice. Such audits are an effective tool in helping to drive consistent standards of practice worldwide.

Alongside the work of GIA, we continue to build on the experience of our long-standing SHE audit programme to include aspects of CR not previously covered elsewhere. Our rolling programme of site audits included 24 in 2004, all of which covered CR.

Priority action planning
Stakeholder expectations are constantly evolving and we review annually our Global Priority Action Plan to ensure that it continues to address the issues relating to our business that affect or concern society. We use internal risk assessment, external benchmarking and stakeholder dialogue to inform our thinking on what needs to be included in the Plan. In 2004, we added Clinical Trials and Pharmaceuticals in the Environment to the Plan.

Product donations and patient assistance programmes
Our product donations and patient assistance programmes make products available free of charge or at reduced prices. In 2004, our commitment in this area totalled $870 million valued at average wholesale price.

Community support
We aim to make a positive contribution to our local communities through charitable donations and sponsorships that help to make a difference. In particular, we make contributions that are consistent with our business of improving health and quality of life and which promote the value of science among young people. In 2004, our spend on community support totalled $20.7 million, including charitable donations of over $5 million excluding the $2.1 million tsunami disaster relief support.

More information about our commitment to CR, our priority action areas and our 2004 performance in these areas is available in the separate Corporate Responsibility Summary Report 2004 and on our website: astrazeneca.com/responsibility.

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AstraZeneca Annual Report and Form 20-F Information 2004	Operational Review	35

Industry Regulation

Our products are subject to numerous regulations concerning their safety and efficacy. In many cases, governments also fix their price and/or restrict access to reimbursement. The degree and scope of regulation varies according to the product and countries concerned. Regulations governing prescription pharmaceuticals are stringent and manufacture and marketing are normally conditional upon regulatory approval. Registration processes are complex and time-consuming and involve significant expenditure. Regulation is concerned not only with a product’s chemical composition, but also with matters such as manufacturing, handling, packaging, labelling, distribution, promotion and marketing.

AstraZeneca routinely participates in various industry associations and other bodies which, among other things, seek to ensure that those implementing legislation and regulations affecting pharmaceutical companies are fully informed as to their impact.

Product regulation
Before a pharmaceutical product is approved for marketing, it must undergo exhaustive and lengthy clinical trials. The process of developing a new pharmaceutical product, from discovery to launch in the market, can take up to 12 years, but this period varies considerably in different cases and countries. The time taken from submission of an application for marketing approval to launch of the product is typically one to two years.

After a product has been approved and launched, it is a condition of the product licence that all aspects relating to its safety, efficacy and quality must be kept under review. Depending on the country, fines and other penalties may be imposed for failure to adhere to the conditions of product licences. In extreme cases, the product licence may be revoked resulting in withdrawal of the product from sale. Promotional and marketing activities are also tightly controlled by regulations and self-regulating codes of ethical marketing practices.

During the marketing of a product, strict procedures must be in place to monitor, evaluate and report any potential adverse reactions. Where adverse reactions occur or it is judged that they may occur, changes may be required to prescribing advice and to the product licences. In extreme cases, the product licence may be revoked resulting in withdrawal of the product from sale.

Manufacturing plants and processes are subject to periodic external inspection by regulators as part of their monitoring procedures to ensure that manufacturers are complying with prescribed standards of operation.

Price regulation
Prescription medicines are subject to government controls on price and reimbursement which operate in most countries in which we sell our products. This can result in large price differentials between markets, which may be further aggravated by currency fluctuations.

US
Currently, there is no direct government control of prices for non-government drug sales in the US. Federal legislation mandates minimum discounts to US government agencies purchasing drugs for the active military, military veterans and other selected populations. Providing these substantial discounts to the US government is also a condition for the manufacturers’ drugs to be reimbursed by state Medicaid programmes and an additional rebate is required if manufacturer price increases after 1990 exceed the increase in inflation.

In addition, certain states have taken action to require additional manufacturer rebates on Medicaid drug utilisation for the indigent population. State Medicaid programmes will continue to be a challenge to the market in the US. Innovative partnering opportunities have been established with select key states for several years, and new opportunities continue to be pursued, as appropriate. However, this becomes more difficult with each passing year.

The Medicare Prescription Drug, Improvement, and Modernisation Act of 2003 was signed into law in December 2003. The legislation makes drug discount cards available in 2004 and 2005. These will be replaced by a prescription drug benefit for Medicare beneficiaries in 2006. The Act also legalises importation of drugs from Canada if the US Secretary of Health and Human Services certifies that implementation will pose no additional safety risk and it will result in a significant reduction in cost to the American consumers. As with previous laws with similar provisions, the US Secretary of Health and Human Services has not yet provided the required certification.

Europe
Most governments in Europe control the price and reimbursement of medicines after taking into account the medical, financial and social impact of a product. This budget-based approach reflects increasing constraints in overall healthcare spending. Governments increasingly require more assurance of value in their expenditures on medicines.

In several European countries, the pricing and reimbursement systems are being reviewed, with the aim of controlling and limiting drug budgets. This is an ongoing process that puts a downward pressure on pricing and reimbursement of medicines in Europe. One example of this is the increasing focus on, and support of generic versions of branded drugs, as seen in a number of countries such as France and Spain.

In Germany, so-called ‘jumbo groups’ were introduced in support of a general aim to reduce spending on drugs, by calculating new and lower reimbursement price levels. These groups are formed around drug classes such as statins and PPIs. In the statin group, which includes branded as well as generic products, this has led to significant decreases in reimbursement levels for branded drugs, as the reference price levels that determine reimbursement have dropped.

Japan
There is formal central government control of prices in Japan. New product prices are determined primarily by comparison with existing product classes. All existing products are subject to a price review based on the market price at least every two years. In addition, products with generic competition are forced to further reduce prices by 4-6%. Regulations also include an overseas price referencing system, under which prices can be adjusted according to the average price of four major countries (the US, the UK, Germany and France). Generally, if the US pricing environment remains unchanged, these regulations are likely to have a positive impact on pharmaceutical prices in Japan.

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36	AstraZeneca Annual Report and Form 20-F Information 2004	Operational Review

Intellectual Property

Product regulation: Astra Tech
Product registration and certified quality management systems form the basis of the regulatory environment relating to medical devices. In Europe, compliance with regulatory requirements involves the implementation and maintenance of a quality management system and, for certain products, a design dossier review. Medical devices in the US are regulated through a product registration requirement. Astra Tech continues to maintain a European and US compliant quality management system.

Product regulation: Salick Health Care (SHC)
The healthcare facilities to which SHC provides administrative and management services on behalf of certain hospitals are subject to extensive US federal, state and local legislation and regulations, such as those relating to the reimbursement and control of healthcare costs. The largest single component of SHC revenue continues to be fees that are affected by the reimbursement rates for healthcare services, which are set or regulated by federal or state authorities.

During 2004, AstraZeneca invested $3.8 billion in R&D activities. Obtaining adequate protection for the intellectual property associated with these activities continues to be a key business imperative. The range of protection includes patents, trade marks, design registrations, copyrights and internet domain name registrations.

Our policy is to apply for patent and/or other appropriate intellectual property protection for all of the inventions and innovations of significant commercial value, which arise from our drug discovery, development, manufacturing, marketing and other business activities. It is also our policy to apply for intellectual property protection for all inventions and innovations being created as a result of the investments in R&D throughout the AstraZeneca organisation.

This policy is designed to provide each of our new products with an effective portfolio of valid, enforceable patent and other intellectual property rights in all significant markets to protect against unauthorised competition during commercialisation. This shield of intellectual property rights extends to those areas of target identification, genomics and other research technologies in which we invest significant resources. The adequacy of the patent, design, trade mark and domain name portfolio for individual products is kept under review during product development, clinical evaluation and marketing so that, wherever possible, additional protection may be sought for new applications and other developments. The therapy area focus of our R&D operating model allows appropriate intellectual property strategies to be formulated and regularly updated from an early stage in product development.

We vigorously defend our intellectual property rights, including taking appropriate infringement action in various courts throughout the world.

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AstraZeneca Annual Report and Form 20-F Information 2004	Financial Review	37

Financial Review

Introduction
The purpose of the Financial Review, which should be read in conjunction with the Operational Review on pages 11 to 36, is to provide a balanced and comprehensive analysis, including the key business factors and trends, of the financial performance of the business during 2004, the financial position as at the end of the year and the main business factors and trends which could affect the future financial performance of the business.

The key sections of the Financial Review are:

>	Business background and major events affecting 2004.
>	Key performance indicators.
>	Results of operations – summary analysis of year to 31 December 2004.
>	Financial position, including cash flow and liquidity.
>	Capitalisation and shareholder return.
>	Financial risk management policies.
>	Future prospects.
>	Critical accounting policies and estimates.
>	Off-balance sheet transactions, contingent liabilities and commitments.
>	New accounting standards.
>	International accounting.
>	Sarbanes-Oxley Act section 404.

Additionally, in accordance with US requirements:

>	Results of operations – summary analysis of year to 31 December 2003.
>	US GAAP information 2002-2004.

Business background and
major events affecting 2004
The business background is covered in the Operational Review and Global Market Overview and describes in detail the developments in both our products and geographical regions. The following comments highlight how these and other factors affect our financial performance.

Our operations are focused on prescription pharmaceuticals and more than 97% of our sales are made in that sector. Sales of pharmaceutical products tend to be relatively insensitive to general economic circumstances in the short term. They are more directly influenced by medical needs and are generally financed by health insurance schemes or national healthcare budgets.

Our operating results in both the short and long term can be affected by a number of factors other than normal competition:

>	The risk of generic competition following loss of patent exclusivity or patent expiry with the potential adverse effects on sales volumes and prices.
>	The timings of new product launches which can be influenced by national regulators and the risk that such new products do not succeed as anticipated.
>	The rate of sales growth and costs following new product launches.
>	The adverse impact on pharmaceutical prices as a result of the regulatory environment. Although there is no direct governmental control on prices in the US, pressures from individual state programmes and health insurance bodies are leading to downward forces on realised prices. In other parts of the world, there are a variety of price and volume control mechanisms and retrospective rebates based on sales levels which are imposed by governments.
>	Currency fluctuations, which can significantly affect our results. Our functional and reporting currency is US dollars as this is our single largest currency, but we have substantial exposures to other currencies, in particular, significant euro and Japanese yen denominated income and sterling and Swedish krona denominated costs.

Over the longer term, the success of our research and development is crucial. In common with other pharmaceutical companies we devote substantial resources to R&D, the benefit of which emerges over the long term and carries considerable uncertainty as to whether it will generate future products.

The business events which were the most significant for our financial results in 2004 are as follows:

>	Strong sales performances from our key growth products to $11,161 million (52% of sales), particularly in the second half of the year.
>	Slowing rate of decline of patent expired products, again in the second half of the year.
>	Growth of Crestor sales to $908 million, despite what we believe are unfounded allegations about safety.
>	Following a period of high investment in selling and marketing in support of Nexium and Crestor in the first half of 2004, we have reduced our cost growth rate significantly in the second half of the year.
>	The decision by the FDA not to approve Exanta, whilst not materially affecting sales in 2004, has led us to make provisions against product stocks, goodwill and other assets of $151 million.
>	Similarly, the preliminary results of the ISEL study on Iressa reported in December 2004 have led to provisions against product stocks and manufacturing assets of $85 million.
>	In the year, we disposed of our investment in the joint venture Advanta BV, realising an exceptional gain of $219 million.

Key performance indicators (KPIs)
The primary KPIs used by management to understand and manage the financial performance of the business include:

>	The analysis of sales growth with products allocated to three groups; “growth”, “patent expiry” and “base” which allow us to understand how the business is regenerating itself in the short term.
>	Trends in prescription volumes which give insights into the underlying

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38	AstraZeneca Annual Report and	Financial Review
Form 20-F Information 2004

Financial Review continued

Sales by therapy area (2004 and 2003)
			2004	2003	2004 compared to 2003

			Growth
			due to
		Growth	exchange		Growth	Growth
		underlying	effects		underlying	reported
	$m	$m	$m	$m	%	%

Cardiovascular	4,777	653	214	3,910	17	22

Gastrointestinal	5,918	(278)	253	5,943	(4)	–

Infection	539	33	30	476	7	13

Neuroscience	3,496	542	121	2,833	19	23

Oncology	3,376	437	196	2,743	16	23

Respiratory and Inflammation	2,583	176	146	2,261	8	14

Other pharma	177	10	15	152	7	17

Others	560	6	23	531	1	5

Total	21,426	1,579	998	18,849	9	14

Sales by growth, patent expiry and base products (2004 and 2003)
			2004	2003	2004 compared to 2003

			Growth
			due to
		Growth	exchange		Growth	Growth
		underlying	effects		underlying	reported
	$m	$m	$m	$m	%	%

Growth*	11,161	2,476	441	8,244	30	35

Patent expiry**	2,521	(889)	189	3,221	(28)	(22)

Base	7,744	(8)	368	7,384	–	5

Total	21,426	1,579	998	18,849	9	14

*	Atacand, Arimidex, Casodex, Crestor, Faslodex, Iressa, Nexium, Seroquel, Symbicort and Zomig
**	Losec, Zestril and Nolvadex

business growth, as opposed to invoiced sales which depend on the timing of wholesaler demand.
>	Cost growth rates, through which we manage the cost base to ensure that it is growing appropriately in relation to sales.
>	Operating profit margin progression over time, which demonstrates the overall quality of the business.

Financial growth rates in sales, costs and operating profit, both in US dollar and percentage terms, are not referred to specifically in the Financial Statements but, as indicated above, we use them extensively as part of our KPIs and, accordingly, include them in our discussions in both the Operating and Financial Reviews. In particular, we calculate underlying growth using constant exchange rates (CER), which is defined as a non-GAAP measure because, unlike actual growth, it cannot be derived directly from the information in the Financial Statements. This measure removes the effects of currency movements to focus on the changes in product sales and expenses driven by volume, prices and cost levels relative to the prior period. However, we recognise that CER growth should not be used in isolation and, accordingly, we also discuss the comparable GAAP actual growth measures which reflect all the factors that affect our business in the reported performance sections of this document. Underlying CER growth is calculated by retranslating the current year performance at the previous year’s exchange rates and adjusting for other exchange effects, including hedging.

Results of operations –
summary analysis of year
to 31 December 2004
The tables on this page show our sales analysed both by therapy area and by growth/patent expiry/base products and operating profit for 2004 compared to 2003.

Reported performance
Our sales increased by 14% compared to 2003, representing a rise of $2,577 million from $18,849 million to $21,426 million. Operating profit increased by 16% from $4,111 million to $4,770 million.

Underlying performance
Sales
After excluding the effects of exchange, underlying sales for the full year increased by 9%. Global sales of key growth products* reached $11,161 million for the full year (up 30%) and now comprise 52% of total sales (compared to 44% in 2003). Patent expiry products** declined by 28%, recording sales in aggregate of $2,521 million in 2004, 12% of our total sales (compared to 17% in 2003). Sales of base products remained constant, although the relative percentage of total sales fell from 39% in 2003 to 36% in 2004.

In the Gastrointestinal therapy area, Nexium sales reached $3,883 million for the full year, up 15%. Sales in the US reached $2,716 million on strong growth in dispensed tablet volume (up 20%). Pricing was broadly neutral in its impact for the full year; the reported 10% sales growth rate in the US for the full year was lower than underlying growth as a result of wholesaler stock reductions. Sales outside the US increased 29% to $1,167 million.

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AstraZeneca Annual Report and	Financial Review	39
Form 20-F Information 2004

Operating profit (2004 and 2003)
			2004	2003	2004 compared to 2003

			Growth
			due to
		Growth	exchange		Growth	Growth
		underlying	effects		underlying	reported
	$m	$m	$m	$m	%	%

Sales	21,426	1,579	998	18,849	9	14

Cost of sales	(5,150)	(421)	(260)	(4,469)	(9)	(15)

Other operating costs	(11,821)	(651)	(709)	(10,469)	(6)	(13)

Other operating income	315	91	24	200	5	58

Operating profit	4,770	598	53	4,111	15	16

Sales of Cardiovascular products increased by 17% for the full year, chiefly on sales of Crestor which totalled $908 million (including $543 million in US sales). In the US, market share has been volatile, as a result of episodic media coverage of challenges to the Crestor safety profile, despite mounting evidence amassed from clinical trials experience and thorough analysis of post-marketing surveillance reports supporting our view that the safety profile of Crestor is in line with that of other marketed statins. In late November 2004, US Senate hearings related to Merck’s Vioxx fuelled news reports on Crestor and four other products, which has interrupted market share progress. In the week ending 14 January 2005, Crestor share of new prescriptions was 6.0%. Market share in the dynamic segment (new and switch patients) was 8.2%. We are determined to restore market share momentum, as we have done previously. In addition, discussions with the FDA are ongoing to determine whether there is a realistic prospect of bringing Exanta to the US market following the FDA’s decision in October 2004 not to approve the product.

Oncology sales enjoyed strong growth, with a notable performance from Arimidex (up 48%). The disappointing results from a preliminary analysis of the ISEL study into Iressa patients’ survival had little impact outside the US on sales in 2004. In 2005 in the US, we anticipate a rapid reduction in new prescriptions and sales will be recognised on confirmed patient usage. While commercial prospects have certainly been reduced in Western markets, the positive results in patients of East Asian origin offer the prospect of a continuing successful business in these important markets.

Neuroscience also saw significant growth driven by Seroquel sales which increased by 33% to exceed $2 billion for the first time.

Symbicort sales growth of 32% to $797 million was the principal contributor to growth of 8% in Respiratory and Inflammation sales.

In the US, the Inventory Management Agreements (IMAs) entered into during 2004 have successfully reduced wholesaler stock volatility and by the end of the year wholesaler stocks were close to target levels. Over the year wholesaler stocks are estimated to have declined by around $150 million. Adjusting both 2004 and 2003 for net wholesaler stock movements, it is estimated that total sales growth for 2004 would increase from 9% to 11%.

We discuss the performances of the therapy areas and the individual products in those areas in more detail in the appropriate sections of the Operational Review.

Geographical analysis
Underlying sales growth in the US was 10%. However, growth for the full year was estimated to be 15% when adjusted for net wholesaler stock movements in 2003 and 2004. Increased sales of Crestor, Seroquel, Nexium and Arimidex more than offset a further $500 million decline in sales of Prilosec for the year.

Sales in Europe were up 3% for the full year, with increased volume partially offset by declining realised prices. The launch roll out for Crestor and good growth for Nexium (up 26%), Symbicort (up 29%), Arimidex (up 48%) and Seroquel (up 45%) more than offset declines in Losec (down 25%) and other mature products.

Sales in Japan were up 11% for the full year on strong performance in Oncology products (up 19%) and for Losec (up 24%).

We discuss the geographic performances in more detail in the appropriate sections of the Operational Review.

Operating margin and retained profit
Gross margin decreased by 0.2 percentage points to 76.0% including a negative currency effect of 0.1 percentage points. Lower payments to Merck, amounting to 4.9% of sales for the year, benefited gross margin by 0.9 percentage points. The resulting underlying decline in gross margin of 1.1 percentage points is entirely attributable to the provisions and write-offs against Exanta ($151 million) and Iressa assets ($85 million).

R&D and SG&A combined grew by 6%, with R&D growing by 3% and SG&A by 8%. These growth rates have slowed considerably during the year as product launch cost growth, which commenced in the second half of 2003, has reached a plateau. This, together with continued strict cost control, has reduced R&D as a percentage of sales by 0.6 percentage points to 17.7% of sales while SG&A as a percentage of sales has slightly improved to 36.6% of sales (both movements excluding currency).

Other income benefited from the disposal of the Durascan business in the second quarter of the year and disposals of short term listed investments. Royalty income remained broadly unchanged.

Operating margin increased by 0.5 percentage points from 21.8% to 22.3%. Currency depressed operating margin by 0.9 percentage points implying an underlying margin improvement of 1.4 percentage points.

The disposal of the Advanta joint venture was completed on 1 September 2004 for net cash of $284 million. All payments due have now been received. The profit on disposal, after transaction costs and warranty and indemnity provisions, was $219 million.

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40	AstraZeneca Annual Report and	Financial Review
Form 20-F Information 2004

Financial Review continued

Net interest and dividend income for the full year was $96 million (2003 $91 million), and $26 million in the fourth quarter (2003 $20 million). As previously reported, net interest includes a gain arising from the close out of an interest rate swap of $30 million.

Excluding exceptional items, the effective tax rate for the full year 2004 was 27.1% compared with 27.2% for 2003. An agreement has been reached with US tax authorities that a portion of the Zoladex settlement, recorded as an exceptional item in 2002, is deductible for tax purposes. Consequently, an exceptional tax credit of $58 million was recorded in the year. This credit, together with tax relief of $9 million on costs associated with the tax free gain on the sale of Advanta BV, resulted in a post exceptional tax rate of 24.7% for the year.

In 2004, a settlement was reached in respect of currency losses arising on intra-group balances in 2000 and a credit of $357 million has been recorded in the statement of total recognised gains and losses. No benefit had previously been recognised owing to the uncertainty of the losses being allowed for tax purposes.

Earnings per share before exceptional items grew by 18% from $1.78 in 2003 to $2.11 in 2004.

Financial position, including
cash flow and liquidity
All data in this section is on an actual basis (unless noted otherwise).

The net book value of our assets increased from $13,257 million at 31 December 2003 to $14,519 million at 31 December 2004. The increase was driven primarily by retained profit after dividends of $2,258 million and exchange benefits of $1,092 million, less share re-purchases of $2,212 million.

Tangible fixed assets
Capital expenditure totalled $1,063 million, compared with $1,282 million in 2003. Major investments continued, particularly in R&D facilities. Depreciation of $916 million was lower than 2003 due principally to accelerated depreciation in 2003 not repeated in 2004. The net book value of tangible fixed assets rose from $7,536 million to $8,083 million, including exchange effects of $485 million.

Goodwill and intangible assets
Additions to goodwill and intangible

assets amounted to $151 million, whilst amortisation totalled $311 million. There was a small write-off of goodwill in connection with Exanta of $10 million. Additions included an intangible arising from the collaboration agreement with Cambridge Antibody Technology of $34 million and capitalisation of software. Combined with the effects of exchange, however, the carrying value of goodwill and intangible assets fell slightly from $2,884 million to $2,826 million.

Stocks
Stock levels at $3,020 million were unchanged from 2003. Reductions in stock from tight operational management, high second half sales and provisions against Exanta and Iressa stocks were offset by exchange effects.

Debtors and creditors
Debtors increased from $5,960 million to $6,274 million. This reflected the increased trade debtors from higher sales in the fourth quarter of 2004 (particularly in December) compared with the same period in 2003 together with exchange effects offset by decreases in tax balances.

Creditors have risen from $7,595 million to $7,718 million. Increases in trade creditors, exchange effects and the final dividend were compensated by decreases in tax balances.

Cash flow
We continue to be a highly cash generative business. Although future operating cash flows may be affected by a number of factors as outlined in the business background section on page 37, we believe our cash resources will be sufficient for our present requirements and include sufficient cash for our existing capital programme, share re-purchases and any costs of launching new products, as well as the potential buy-out of Merck’s interests in 2008.

Cash generated from operating activities before exceptional cash outflows was $6,069 million compared with $4,617 million in 2003. The increase in cash is due to higher profits and minimal working capital outflows ($9 million in 2004 compared to $1,101 million in 2003). In 2003, all three components of working capital led to substantial cash outflows whereas, in 2004, there were inflows on stocks ($129 million) and creditors ($71 million) offset by an outflow on debtors ($209 million). Cash flow from working capital in the fourth quarter was notably strong due mainly to stocks which, when compared with September 2004, fell for the reasons above and debtors, which also fell because sales in December were lower than in September. Cash expenditure on exceptional items was $8 million compared with $391 million in 2003 (which included the payment of $355 million in settlement of the Zoladex investigation). Tax paid for the year was $1,246 million, compared to $886 million in 2003. This increase in 2004 compared to 2003 was due to the greater utilisation of foreign exchange losses in 2003, reduced trading losses brought forward to 2004 and a reduction in the level of accelerated capital allowances/tax reliefs in excess of depreciation in 2004.

Investments, divestments and capital expenditure
In 2004, we entered into a strategic alliance with Cambridge Antibody Technology investing a total of $138 million to acquire a 19.9% interest and an intangible asset. We disposed of Advanta BV in the second half of the year resulting in net cash proceeds of $284 million.

Capital expenditure, including new fixed asset investments and intangible assets, totalled $1,296 million.

Net funds
During the year, an SEC-registered shelf debt programme was established with a total capacity of $4 billion and in conjunction with this a $750 million bond, repayable in 2014, was issued.

After accounting for dividends paid of $1,378 million, net share re-purchases of $2,110 million and exchange of $34 million, there was a $478 million increase in net cash funds, which totalled $3,974 million at 31 December 2004.

Capitalisation and shareholder
return
All data in this section are on an actual basis (unless noted otherwise).

Capitalisation
At 31 December 2004, the number of shares in issue was 1,645 million. Our reserves were increased by $1,092 million due to the effect of exchange rate movements (after tax) on translation of non-dollar denominated assets and liabilities.

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AstraZeneca Annual Report and	Financial Review	41
Form 20-F Information 2004

Shareholders’ funds increased by a net $1,240 million to $14,418 million at year end. Minority interests increased from $79 million at 31 December 2003 to $101 million at 31 December 2004.

Dividend and share re-purchases
 During 2004 we returned $3,590 million in cash to shareholders through a mix of share buybacks and dividends.

Under the programme of share re-purchases, approved by the Board in January 2004, we have re-purchased and cancelled 50.1 million shares in 2004 at a cost of $2,212 million. Together with the previous programme begun in 1999, the total number of shares re-purchased to date is 142.9 million at a cumulative cost of $6,171 million. Under a new policy approved by the Board in January 2005, we aim to distribute the free cash generated over the next three years to shareholders.

We regard our free cash as being cash flow before returns to shareholders and financing. For 2004 free cash was $3,932 million (net cash inflow before management of liquid resources and financing of $2,554 million before $1,378 million dividends paid) compared to $1,899 million in 2003.

We paid a first interim dividend for 2004 on 20 September 2004 of $0.295 per Ordinary Share. A second interim dividend for 2004 of $0.645 per Ordinary Share has been declared, which the Annual General Meeting will be asked to confirm as the final dividend. This, together with the first interim dividend, makes a total of $0.940 for the year. It is our intention that dividends will increase broadly in line with earnings growth whilst maintaining dividend cover in the two to three times range.

Future prospects
The setbacks with Exanta and Iressa are disappointing but the business remains robust. We expect continued sales growth, including strong prospects for Nexium, Symbicort, Seroquel, Arimidex and, with restoration of market share progress in the US, for Crestor. This sales growth coupled with disciplined cost management and productivity improvements should lead to good earnings growth in the next three years.

Financial risk management policies
Insurance
Our risk management processes are described in the Directors’ Report on page 54. An outcome of these processes is that they enable us to identify risks which can be partly or entirely mitigated through use of insurance or which we can self-insure.

Ratios
As at and for the year ended 31 December	2004	2003	2002

Return on shareholders’ equity (%)	27.6	24.9	27.3

Equity/assets ratio (%)	56.3	55.9	51.8

Net funds/equity ratio (%)	27.6	26.5	34.4

Number of employees	64,200	61,000	59,400

Sensitivity analysis – 31 December 2004
	Market value change favourable/(unfavourable)

	Market value	Interest rate		Exchange rate
	31 December 2004	movement		movement

		+1%	–1%	+10%	–10%
	$m	$m	$m	$m	$m

Cash and short term investments	5,150	–	–	(38)	38

Long term debt, net of interest and currency swaps	(1,055)	–	–	–	–

Foreign exchange forwards	10	–	–	(75)	75

Foreign exchange options	32	–	–	(24)	185

		–	–	(137)	298

Sensitivity analysis – 31 December 2003
	Market value change favourable/(unfavourable)

	Market value	Interest rate		Exchange rate
	31 December 2003	movement		movement

		+1%	–1%	+10%	–10%
	$m	$m	$m	$m	$m

Cash and short term investments	4,039	(2)	2	(37)	37

Long term debt, net of interest and currency swaps	(315)	24	(30)	–	–

Foreign exchange forwards	(7)	–	–	71	(71)

Foreign exchange options	148	–	–	(114)	162

		22	(28)	(80)	128

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42	AstraZeneca Annual Report and	Financial Review
Form 20-F Information 2004

Financial Review continued

We negotiate best available premium rates with insurance providers on the basis of our extensive risk management procedures. In the current insurance market, level of cover is decreasing whilst premium rates are increasing. Rather than simply paying higher premiums for lower cover, we focus our insurance resources on the most critical areas, or where there is a legal requirement, and where we can get best value for money. Risks which we give particular attention to include product liability, business interruption, directors’ and officers’ liability, and property damage.

Taxation
We operate in most countries in the world and are subject to many tax jurisdictions and rules. As a consequence we are subject to tax audits, which by their nature are often complex and can require several years to conclude. We draw a distinction between tax planning using artificial structures and optimising tax treatment of business transactions and only engage in the latter.

Treasury
Our financial policies covering the management of cash, borrowings and foreign exchange are deliberately conservative and intended to support our objective of maintaining shareholder value by managing and controlling our financial risks. Our treasury operations are conducted in accordance with policies and procedures approved by the Board. The treasury activities are managed centrally from London. Over 90% of our cash and short term investments are managed directly from London where possible and practicable. With only limited and specifically approved exceptions, all currency and interest rate hedging is conducted from London. Operating units benefit from local currency billing which has the effect of consolidating their foreign exchange exposures to central treasury.

Foreign exchange
The US dollar is our most significant currency. As a consequence, we have chosen to account for our results in US dollars and manage our exposures against US dollars accordingly. Approximately 55% of our sales in 2004 were denominated in currencies other than the US dollar, while a significant proportion of our manufacturing and R&D costs are denominated in sterling and Swedish krona. As a result, our operating profit in US dollars can be affected by movements in exchange rates.

The significant weakening of the US dollar against sterling, the Swedish krona and the euro has continued in 2004. This has had the effect of increasing the dollar value of our European sales compared with the previous year whilst our UK and Swedish costs have also increased correspondingly. Our approach to managing currency exposures to mitigate these and other currency effects is described below.

Currency exposure is managed centrally using rolling 12 month currency cash flow forecasts for our major currencies of Swedish kronor, sterling and euros and monthly updated foreign currency working capital forecasts reported by subsidiaries. We use derivative financial instruments, principally currency options and forward foreign exchange contracts, to manage potential extreme movements in the exchange rates that underlie our currency exposure. It is our policy neither to engage in any speculative transactions nor to hedge currency translation exposures arising from the consolidation of our non-US dollar subsidiaries. Key controls, applied to transactions in derivative financial instruments, are to use only instruments where good market liquidity exists, to revalue all financial instruments daily using current market rates and to sell options only to offset previously purchased options. The transaction exposures that arise from non-local currency intercompany sales and transactions with third parties of our subsidiaries are, where practicable, fully hedged using forward foreign exchange contracts and purchased currency options. Longer term forecast cash flow currency exposure is managed by forecasting cash flows by major currency for 12 months forward on a monthly rolling basis. In 2004 we modified our policy whereby we now seek to limit the potential downside by hedging 95% of these cash flows, using a mixture of purchased currency options (generally out of the money) and forward exchange contracts. This new policy only hedges currency movements outside specified limits; within these limits we are effectively unhedged.

Funding risk
The management of our liquid assets and debt balances are co-ordinated and controlled centrally by our treasury operations. We have significant positive cash flows and the liquidity of major subsidiaries is co-ordinated in cash pools and concentrated daily in London. The cash balances and unutilised debt programme are available to finance the ongoing working capital and capital investment requirements of our operations.

Interest rate risk
Our policy is to match the interest rate exposure on our gross debt balance with that arising on our surplus cash position. The net effect of this is to use interest rate swaps to receive fixed rate interest on our two outstanding bonds ($1,030 million) in exchange for paying floating rate interest referenced to six month US$ LIBOR. The majority of our cash balance is held with third party fund managers who return a target yield referenced to seven day US$ LIBID. In addition to interest rate swaps, we also use forward rate agreements to manage any short term timing difference between the swapped debt interest expense and cash interest income. During 2004, interest rate swaps which partially hedged the 2023 bond ($300 million) were terminated and replaced with new swaps, which hedged this bond more effectively.

Credit exposure
Our exposure to financial counterparty credit risk is controlled by our treasury team centrally by establishing and monitoring counterparty limits. Our centrally managed funds are invested almost entirely with counterparties whose credit rating is ‘A’ or better. External fund managers which accounted for $2.5 billion of our cash are rated AAA by Standard & Poor. Trade debtor exposures are managed locally in the operating units where they arise. We are exposed to customers ranging from large private wholesalers to government backed agencies and the underlying local economic and sovereign risks vary throughout the world. Where appropriate, we endeavour to minimise risks by the use of trade finance instruments such as letters of credit and insurance.

Sensitivity analysis
The sensitivity analysis, set out in this review on page 41, summarises the sensitivity of

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AstraZeneca Annual Report and Form 20-F Information 2004	Financial Review	43

the market value of our financial instruments to hypothetical changes in market rates and prices. Changes to the value of the financial instruments are normally offset by our underlying assets and liabilities. The range of variables chosen for the sensitivity analysis reflects our view of changes which are reasonably possible over a one year period. Market values are the present value of future cash flows based on market rates and prices at the valuation date. Market values for interest rate risk are calculated using third party systems that model the present value of the instruments based on the market conditions at the valuation date. For long term debt, a favourable change in market value for interest rate risk results in a decline in the absolute value of debt.

The sensitivity analysis on page 41 assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2004, with all other variables held constant. Because all our debt was hedged effectively to floating rate in 2004, changes in interest rates will not change the carrying value of debt after interest rate and currency swaps. Based on the composition of our long term debt portfolio as at 31 December 2004 (which is predominantly floating rate), a 1% increase in interest rates would result in an additional $10 million in interest being incurred per year. The exchange rate sensitivity analysis on page 41 assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2004, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the – 10% case assumes a 10% weakening of the US dollar.

Critical accounting policies and estimates
Our Financial Statements are prepared in accordance with accounting principles generally accepted in the UK (“UK GAAP”) and the accounting policies employed are set out under the heading “Financial Statements – Accounting Policies” on pages 76 and 77. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgement, either because the areas are especially subjective or due to their complexity. We believe that the most critical accounting policies and significant areas of judgement and estimation are in revenue recognition, research and development, goodwill and intangible assets, provisions for contingent liabilities, post-retirement benefits, taxation and share-based compensation. We believe these will continue to be the critical accounting policies when we transition to international accounting (as discussed below), although the provisions of certain policies will change.

Revenue recognition
Revenue represents sales of products (net of estimated rebates) to external third parties and excludes intercompany income and value added taxes. We also receive income from royalties and from sales of intellectual property, brands and product lines which are included in other operating income.

>

Sales of products to third parties: Sales revenue is recorded as turnover in our Financial Statements and valued at the invoiced amount (excluding sales and value added taxes) less estimated provisions for product returns and rebates given to managed care and other customers – a particular feature in the US. Cash discounts for prompt payment are also deducted from sales. Revenue is recognised when title passes to the customer which is usually either on shipment or on receipt of goods by the wholesaler depending on local trading terms. Industry practice in the US allows wholesalers and pharmacies to return unused stocks within six months of shelf-life expiry. At point of sale, we estimate the quantity and value of goods which may ultimately be returned. Our returns provisions are based on actual experience over the preceding 12 months, although in certain situations, for example a new product launch or at patent expiry, further judgement may be required. When products face generic competition, we give particular attention to the possible level of returns. Overall, we believe that our estimates are reasonable.

Similarly, at the time of invoicing sales, rebates which could be paid out over the following six to nine months are estimated. These rebates typically arise from sales contracts with managed care organisations and hospitals and from Medicaid “best price” contracts. The estimates are made on a customer by customer basis taking into account specific contract provisions and are reviewed each month. We believe that we have been reasonable in our estimates for future rebates using a similar methodology to that of previous years. Inevitably, however, such estimates involve judgements on future sales levels and the extent to which customers will access different incentive levels. Experience has shown that these estimates have been substantially accurate in the past.

A further feature that significantly influenced our sales in the US market was wholesaler buying patterns. Wholesalers would place orders which were significantly larger than their normal levels of demand ahead of anticipated price increases or would seek to build up or run down their stock levels for other reasons. If such speculative orders were shipped shortly before a quarter or year end, revenue could be recorded in the current financial period in respect of the following period’s underlying demand, distorting the financial results from one period to the next. During 2003, we began negotiations with wholesalers to enter into inventory management agreements with the aim of minimising stock movements caused by speculative purchasing. These negotiations continued in 2004 and we now have agreements with 15 wholesalers, providing more predictability to shipments in the US. We continue to track wholesaler stock levels by product, using our own and wholesaler data and, where we believe such distortions occur, we disclose in the Annual Report for each product where shipments may be out of line with underlying prescription trends. We do not offer any incentives to encourage wholesaler speculative buying and attempt, where possible, to restrict shipments to underlying demand when such speculation occurs.

>	Royalty income: Royalty income is recorded under other operating income in the Financial

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44	AstraZeneca Annual Report and	Financial Review
Form 20-F Information 2004

Financial Review continued

Statements. Royalties tend to be linked to levels of sales or production by a third party. At the time of preparing the Financial Statements, we may have to estimate the third party’s sales or production when arriving at the royalty income to be included. These estimates, which may differ from actual sales, do not result in a material impact on reported other operating income.

>	Sales of intangible assets (such as intellectual property, brands, product lines and goodwill): A consequence of charging all internal R&D expenditure to the profit and loss account in the year that it is incurred (which is normal practice in the pharmaceutical industry) is that we own valuable intangible assets which are not recorded on the balance sheet. We also own acquired intangible assets, which may be included on the balance sheet (see ‘Research and development’ below). As a consequence of regular reviews of product strategy, from time to time we sell such assets and generate income. In a simple situation, the recognition of income may be easily defined but often the transfer of title can require ongoing commitment by us (for example, ongoing manufacturing arrangements, technology transfer and transfer of product licences). In these circumstances, the recognition of revenue may be deferred over the period of our ongoing commitment. Profits or losses from the sale of product related intangible assets are classified in other operating income and are stated after taking account of product disposal costs, the valuation of which includes a degree of judgement.

Research and development
Our business is underpinned by our marketed products and development portfolio. The R&D expenditure to generate these products is charged to the profit and loss account in the year that it is incurred. This policy is in line with practice adopted by all major pharmaceutical companies.

Purchase of, for example, intellectual property and product rights to supplement our R&D portfolio can lead to differing accounting treatment depending on our assessment of the nature of the acquisition and the degree of risk involved. For example, payments in respect of rights to a compound in early stage development would normally be expensed immediately against income on the basis that, at this point, the probability of the compound successfully reaching the market place is still low. Payments in respect of rights to a compound in late stages of development, however, or to one already being marketed, would probably be capitalised as an intangible asset (see ‘Goodwill and intangible assets’ below) as the prospect of success is much greater. On transition to international accounting, more of these payments are likely to be capitalised.

Goodwill and intangible assets
We have significant investments in goodwill and intangible assets as a result of acquisitions of businesses and purchases of such assets as product development and marketing rights. Under UK GAAP, these are amortised over their estimated useful lives. Changes in these lives would result in different effects on the profit and loss account. We estimate that a one year reduction in the estimated useful lives of goodwill and intangible assets would increase the annual amortisation charge by $25 million. A substantial part of our investments in intangible assets and goodwill relates to the restructuring of the Astra-Merck joint venture in 1998 and we are satisfied that the carrying values are fully justified by estimated future earnings. Goodwill and intangible assets are reviewed for impairment where there are indications that their carrying values may not be recoverable and any impairments are charged to the profit and loss account. Tests for impairment are based on discounted cash flow projections, which require us to estimate both probability adjusted future cash flows and an appropriate risk-free discount rate. Such estimates are inherently subjective. Other than the $10 million write-off in connection with Exanta, no impairments to goodwill or intangible assets were identified in 2004 (2003 $nil, 2002 $nil). Under UK GAAP, the merger of Astra and Zeneca in 1999 was recorded as a ‘merger of equals’ (pooling of interests). Under US GAAP, the merger has been accounted for as the acquisition of Astra by Zeneca as discussed in more detail on page 125. On transition to international accounting, goodwill amortisation will cease.

Contingent liabilities
In the normal course of business, contingent liabilities may arise from environmental liabilities connected with our current or former sites, from product specific and general legal proceedings, or from guarantees. Where we believe that potential liabilities have a low probability of crystallising or are very difficult to quantify reliably, we treat these as contingent liabilities. These are not provided for but are disclosed in the notes. Further details of these are set out in Note 30 to the Financial Statements. Although there can be no assurance regarding the outcome of legal proceedings, we do not expect them to have a materially adverse effect on our financial position or profitability. We also have significant commitments which are not currently recognised in the balance sheet arising from our relationship with Merck. These are described more fully in ‘Off-balance sheet transactions, contingent liabilities and commitments’ below.

Post-retirement benefits
We account for the pension costs relating to the UK retirement plans under SSAP 24 and under local accounting practices for non-UK subsidiaries due to the cost and difficulty of obtaining SSAP 24 information for non-UK schemes. In all cases, the pension costs are assessed in accordance with the advice of independent qualified actuaries but require the exercise of significant judgement in relation to assumptions for future salary and pension increases, long term price inflation and investment returns. SSAP 24 permits flexibility in the actuarial assumptions and bases to be used and the application of different assumptions could have a significant effect on the amounts reflected in the Financial Statements. We consider that the assumptions and bases detailed in Note 28 to the Financial Statements are appropriate for the business.

The off-balance sheet aspects of post-retirement benefits are discussed on page 47.

On pages 100 to 103, we also provide additional disclosures in accordance with FRS 17. Had FRS 17 been applied in 2004, the charge to profit and loss account for the defined benefit schemes would have been approximately $251 million.

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AstraZeneca Annual Report and	Financial Review	45
Form 20-F Information 2004

FRS 17 became fully operational from 1 January 2005. However, from that date the consolidated financial statements will be prepared under international accounting principles, as discussed on page 48. We intend to adopt the recently revised provisions of the international post-retirement benefits standard which are substantially the same as FRS 17.

Taxation
Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues and exposures. Amounts accrued are based on management’s interpretation of country specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in creditors due within one year. Any interest on tax liabilities is provided for in the tax charge.

Deferred tax asset valuation allowances are made where it is more likely than not that the asset will not be realised in the future. These valuations require judgements to be made including the forecast of future taxable income.

Share-based compensation
Through the Remuneration Committee we offer share options to certain employees as part of their compensation and benefits packages, designed to improve alignment of the interests of employees with shareholders. Details of these are given in Note 29 to the Financial Statements. On transition to international accounting in 2005, we will be required to value share options granted and charge them against income. At present, US GAAP requires some share option costs to be charged to the profit and loss account and stipulates disclosure of the cost should all eligible options be expensed (as set out on page 130). Had a requirement to expense share options been in place in 2004, we estimate an additional charge of approximately $147 million would have arisen. This charge has been calculated using the Black-Scholes model as a valuation basis. This would result in a charge to the profit and loss account but would have no impact either on our net assets or on our current or future cash flows.

Off-balance sheet transactions, contingent liabilities and commitments
Details of our contingent liabilities and commitments are set out in Note 30 to the Financial Statements. We have no off-balance sheet entities and our hedging activities are non-speculative. The table below sets out our minimum contractual obligations at the year end.

Arrangements with Merck Introduction
In 1982, Astra AB set up a joint venture with Merck & Co., Inc. for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the Restructuring, a US limited partnership, in which Merck is the limited partner and we are the general partner, was set up and we obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place some limitations over our discretion to operate with complete commercial freedom. The Restructuring agreements provide for the following ongoing payment and termination arrangements:

>	Annual contingent payments
>	Partial Redemption
>	First Option
>	Second Option

In addition, included in the assets and liabilities covered by the Restructuring is a loan note receivable by us from Merck with a face value of $1.4 billion. Each of these elements is discussed in further detail below.

Under the terms of the Restructuring, the merger in 1999 between Astra and Zeneca triggered two one-time payments from us to Merck:

>	a Lump Sum Payment of $809 million, which was charged to the profit and loss account, as a result of which Merck relinquished any claims to Zeneca products; and

>	an Advance Payment of $967 million. This Advance Payment was calculated as the then net present value of $2.8 billion discounted from 2008 to the date of payment at a rate of 13% per annum and caused Merck to relinquish any rights, including contingent payments on future sales, to Astra products with no existing or pending US patents at the time of the merger. As the Advance Payment provides us with relief from future payments on these products (and relieves us also of any other potential obligations or restrictions in respect of these products), this amount has been capitalised as an intangible asset and is being amortised over 20 years. The Advance Payment is subject to a true-up in 2008, as discussed under “First Option” below.

Contractual obligations

				Payments due by period

	Less than
	1 year	1-3 years	3-5 years	Over 5 years	Total
	$m	$m	$m	$m	$m

Bank loans and other borrowings	142	–	–	1,030	1,172

Operating leases	112	108	63	69	352

Merck arrangements	205	450	4,677	–	5,332

Other	298	–	–	–	298

Total	757	558	4,740	1,099	7,154

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46	AstraZeneca Annual Report and	Financial Review
Form 20-F Information 2004

Financial Review continued

Annual contingent payments
We make ongoing payments to Merck based on sales of certain of our products in the US (the “contingent payments” on the “agreement products”). As a result of the 1999 merger, these contingent payments (excluding those in respect of Prilosec and Nexium) cannot be less than annual minimum sums between 2002 and 2007 ranging from $125 million to $225 million. Our payments have exceeded the minimum level in 2002 to 2004 and we have no reason to believe that the annual payments in the future will fall below the minimum obligations.

Partial Redemption
In 2008, there will be a partial redemption of Merck’s limited partnership interest – which will end Merck’s interests (including rights to contingent payments) in respect of certain of the agreement products – by distribution to Merck of an amount calculated as a multiple of the average annual contingent payments from 2005 to 2007 on the relevant products, plus $750 million.

Marketed products covered by the Partial Redemption include Toprol-XL, Pulmicort and Rhinocort. The Partial Redemption will also end Merck’s interest in Symbicort, which is not yet launched in the US.

First Option
In 2008, a calculation will be made of the Appraised Value, being the net present value of the future contingent payments in respect of all agreement products not covered by the Partial Redemption, other than Prilosec and Nexium. Payment of this amount to Merck in 2008 is, however, contingent on Merck’s exercise of the First Option. Exercise of the First Option will require us to buy out Merck’s interest in these products at the Appraised Value. Should Merck not exercise this option in 2008, we may exercise it in 2010 for a sum equal to the 2008 Appraised Value. If neither Merck nor we exercise the option, the contingent payment arrangements in respect of these agreement products will continue (as will our other potential obligations and restrictions in respect of these products) and the Appraised Value will not be paid.

Products covered by the First Option include Atacand, Plendil, Exanta and Lexxel, plus certain compounds still in development.

In addition, in 2008 there will be a true-up of the Advance Payment. The calculation of this will be based on a multiple of the average annual contingent payments from 2005 to 2007 in respect of all the agreement products with the exception of Prilosec and Nexium (subject to a minimum of $6.6 billion), plus other defined amounts (totalling $912 million). It is then reduced by the Appraised Value (whether paid or not), the Partial Redemption and the Advance Payment (at its undiscounted amount of $2.8 billion) to determine the true-up amount. The true-up will be settled in 2008 irrespective of whether the First Option is exercised and this could result in a further payment by us to Merck or a payment by Merck to us.

Should Merck exercise the First Option in 2008, we will make payments in respect of the Partial Redemption, the First Option and the true-up totalling a minimum of $4.7 billion. If we exercise the First Option in 2010, the combined effect will involve a minimum aggregate amount payable to Merck in 2008 and 2010 of the same amount.

Loan note receivable
In 2008, at the same time as the settlement of the Partial Redemption and the true-up, Merck will settle the loan note receivable by paying us $1.4 billion.

Second Option
A Second Option exists whereby we have the option to re-purchase Merck’s interests in Prilosec and Nexium in the US. This option is exercisable by us two years after the exercise of the First Option, whether the First Option is exercised in either 2008 or 2010. Exercise of the Second Option by us at a later date is also provided for in 2017 or if combined annual sales of the two products fall below a minimum amount provided, in each case, that the First Option has been exercised. The exercise price for the Second Option is the fair value of these product rights as determined at the time of exercise.

If the Second Option is exercised, Merck will relinquish all its interests (including rights to contingent payments) in our products.

Accounting treatment
The precise amount of settlements with Merck under the Partial Redemption, the First Option and the true-up of the Advance Payment cannot be determined at this time. The Partial Redemption and true-up are calculated based, in part, on trading performance between 2005 and 2007, and payment of the First Option is contingent upon Merck (or us) exercising the First Option. If Merck exercises the First Option in 2008, the net minimum payment to be made to Merck, being the combined payments of $4.7 billion less the repayment of the loan note of $1.4 billion, would be $3.3 billion.

In accounting for the Restructuring in 1998, the loan note was included in the determination of the fair values of the assets and liabilities to be acquired. The loan note was ascribed a fair value of zero on acquisition and on the balance sheet because we estimate that the net minimum payment of $3.3 billion equated to the fair value of the trading rights to be acquired under the Partial Redemption and First Option.

We consider that the payments described under the headings above, including the Second Option, represent the acquisition of future trading rights which will terminate Merck’s interests in the agreement products (including their rights to contingent payments) and which will provide us with unencumbered discretion in our operations in the US market. Merck’s interests will only be terminated as and when the payments are made and, accordingly, the acquisition of these trading rights will only be reflected in the Financial Statements at that point. The trading rights will be accounted for under the extant guidance when the payments are made, with allocations to intangibles and goodwill, as appropriate.

As noted, the calculation of the purchase price of the trading rights is based partially on the contingent payments made in 2005 to 2007 (subject to the minimum amount) and is likely to be substantially driven by the sales of Toprol-XL, Pulmicort, Rhinocort and Atacand. However, we anticipate that the benefits that accrue to us from these payments will begin to be realised from

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AstraZeneca Annual Report and	Financial Review	47
Form 20-F Information 2004

2008 onwards based on contributions from those products that have already been launched (for example, Rhinocort and Atacand), those that are due to be launched in the US (in particular, Symbicort) and those that are in development.

Our ongoing monitoring of the projected payments to Merck and the value to us of the related trading rights takes full account of changing business circumstances and the range of possible outcomes to ensure that the payments to be made to Merck are covered by the benefits expected to be realised by us. Should our monitoring reveal that these payments exceed the benefits expected to be realised, we will recognise a provision for an onerous contract.

The annual contingent payments on agreement products are expensed as incurred.

Post-retirement benefits
We offer post-retirement benefit plans which cover many of our employees around the world. In keeping with local terms and conditions, most of these plans are defined contribution in nature where the resulting profit and loss account charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK, which has by far the largest single scheme, the US and Sweden, are defined benefit plans where benefits are based on employees’ length of service and final pensionable pay. The UK and US schemes were closed to new entrants in 2000. All new employees in these countries are offered defined contribution schemes.

Under FRS 17, the disclosures on page 101 highlight a deficit of $1,183 million, after deferred tax, for the major Group post-retirement defined benefit schemes. FRS 17 prescribes detailed rules for the calculation of scheme assets and liabilities and indicates the net accounting surplus or deficit that exists at the balance sheet date. Fluctuations in investment conditions and/or FRS 17 prescribed assumptions can result in significant volatility in the surplus or deficit. Pension and other post-retirement schemes, however, are managed over the long term.

Investment and liability decisions are based on underlying actuarial and economic circumstances with the intention of ensuring that the schemes have sufficient assets to meet liabilities as they fall due, rather than meeting accounting requirements. This actuarial approach tends to produce less volatility than is likely under FRS 17. As noted above, we will adopt provisions under the equivalent international standard on post-retirement benefits which are similar to FRS 17.

The overall deficit in the major defined benefit schemes increased from $1,521 million at 31 December 2003 to $1,703 million at 31 December 2004. This increase is due primarily to the effects of changes in underlying assumptions with regard to scheme liabilities. For example, in the largest scheme, in the UK, plan assets have increased in sterling from £2,385 million to £2,564 million, reflecting strong performance. Liabilities have increased from £2,875 million to £3,112 million with changes in assumptions contributing significantly to this rise. As a result, the deficit has risen by £58 million from £490 million to £548 million. Exchange effects have exacerbated these underlying effects in our reported US dollar amounts such that the corresponding increase in the UK fund deficit is approximately $185 million. At the last actuarial valuation at 31 March 2004, the market value of the UK fund’s assets was £2,453 million, representing a solvency ratio of 96.1% on the fund’s liabilities. The trustee manages both investments and liabilities closely and follows a strategy of awarding mandates to specialist, active investment managers.

Taxation
We have various contingent tax liabilities. Details of material contingent tax liabilities are:

>	We have made certain double taxation relief claims in accordance with our understanding of existing law. We understand that other taxpayers have recently been denied credit for foreign taxes in similar claims. The estimated tax credit for foreign taxes in similar claims. The estimated tax exposure provided for in respect of this issue is $197 million although the potential additional losses above and beyond the amount provided are estimated to be up to $130 million; however, we believe that it is unlikely that these additional losses will arise. We expect a definitive ruling or clarification of law on the availability of credit for foreign taxes in the next 12 months. Until these cases are resolved either in Court or through clarification of existing law, there is some risk that credits may not be allowed giving rise to effective double taxation. In this event, we will seek relief under the relevant double tax treaty.

>	We face a number of transfer pricing audits in jurisdictions around the world. The issues under audit are often complex and can require many years to resolve. Accruals for tax contingencies require us to make estimates and judgements with respect to the ultimate outcome of a tax audit and actual results could vary from these estimates. The total accrual included in the financial statements to cover the worldwide exposure to transfer pricing audits is $400 million. It is not possible to estimate any additional exposure that may arise or the timing of tax cash flows in relation to each outcome.

New accounting standards New UK or US applicable accounting standards which have been issued (both adopted and not yet adopted) are discussed on pages 70 and 126 respectively.

The Accounting Standards Board has issued a number of Financial Reporting Standards in 2004, many designed to align UK GAAP with international accounting. Because of our transition to international accounting, discussed below, we will not be required to adopt these standards.

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48	AstraZeneca Annual Report and	Financial Review
Form 20-F Information 2004

Financial Review continued

International accounting
Under European legislation, we are required to adopt International Financial Reporting Standards (IFRSs) and International Accounting Standards (IASs) in the preparation of our Financial Statements from 2005 onwards. Extensive work has been undertaken by the international standard setter, the International Accounting Standards Board (IASB), over the past three years to improve existing standards and develop new ones. Application of a particular standard issued by the IASB by us is dependent on the European Union (EU) endorsing that standard. The work of the IASB and the EU in development and endorsement is now largely complete and, except as disclosed below, the standards that we will apply from 1 January 2005 are now in place.

Our project to manage the transition of financial reporting from UK GAAP to international accounting has completed the majority of its work. This work has included assessing the impacts of individual standards on financial information, providing comprehensive training to all our finance staff and appropriate non-finance personnel and restating our financial data. In the case of the latter work, on 25 October 2004 we published information with regard to 2003 and the first half of 2004, whilst on 27 January 2005, we issued data on the remainder of 2004. The changes in income and net assets from UK GAAP to international accounting can be summarised as follows:

	2004	2003
Income	$m	$m

UK GAAP	3,831	3,059

Share-based payments	(167)	(136)

Employee benefits	–	(15)

Business combinations	49	59

Financial instruments	(128)	(16)

Income tax	66	82

Others	19	3

IFRS/IAS	3,670	3,036

	2004	2003
Net assets	$m	$m

UK GAAP	14,519	13,257

Share-based payments	(1)	19

Employee benefits	(1,435)	(1,242)

Business combinations	106	57

Financial instruments	28	134

Income tax	128	(8)

Dividend	1,061	914

Others	112	78

IFRS/IAS	14,518	13,209

The major areas of ongoing impact on our net profit and shareholders’ funds are likely to continue to be share-based payments, goodwill amortisation and deferred tax. The reconciliation from UK GAAP income in 2004 was also impacted by one-off gains on financial instruments that have been recognised in earlier years under IFRS/IAS.

Further details can be found on pages 139 to 146 and on our website, astrazeneca.com. The information was prepared on the basis of our best understanding of the standards endorsed by the EU that we will be subject to. At present, the amendment to the international standard on post-retirement benefits, IAS 19, to allow full recognition of actuarial gains and losses in reserves has not been endorsed by the EU. Neither has the standard on share-based payments, IFRS 2. Similarly, changes in 2005 to the international standard on recognition and measurement of financial instruments, IAS 39, may allow us to use the fair value option for certain of our liabilities, if issued and endorsed. The effects of having to change our assumptions as a result of developments in these areas are not significant.

Sarbanes-Oxley Act section 404
As a consequence of our listing on the New York Stock Exchange, AstraZeneca is required to comply with those provisions of the US Sarbanes-Oxley Act applicable to foreign issuers. Section 404 of this legislation requires companies annually to assess and make public statements about the quality and effectiveness of their internal control over financial reporting. As a non-US company, AstraZeneca is first required to report formally on its compliance with section 404 in respect of its financial year ending 31 December 2005. However we have already started preparations and initiated an internal project to review our readiness for compliance and to make improvements to our internal control over financial reporting where necessary.

The project is being centrally directed and is being reviewed regularly by the Senior Executive Team and by the Audit Committee. Our external auditor, KPMG Audit Plc, is involved, helping us to understand the standards we will be required to meet by the end of 2005. Our Audit Committee continues to monitor KPMG’s involvement to ensure the independence of our external auditor is not impaired.

Our approach to the project has been to select key transaction and financial reporting processes in our largest operating units and a number of specialist areas such as financial consolidation and reporting, treasury operations and taxation so that, in aggregate, we have covered a significant proportion of each of the key line items in our Financial Statements. Each of these operating units has ensured that its relevant in-scope processes and controls are formally documented to the standards required by the SEC, taking into account the guidance provided by the US Public Company Accounting Oversight Board’s Auditing Standard No.2. This phase of the project has largely been completed although the ongoing requirements of section 404 mean that we will need to institutionalise procedures to ensure that, henceforth, our documentation remains up-to-date at all times.

We have started the initial testing of these controls to satisfy ourselves as to their

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AstraZeneca Annual Report and	Financial Review	49
Form 20-F Information 2004

Sales by therapy area (2003 and 2002)
			2003	2002	2003 compared to 2002

	$m	Growth underlying $m	Growth due to exchange effects $m	$m	Growth underlying %	Growth reported %

Cardiovascular	3,910	92	249	3,569	3	10

Gastrointestinal	5,943	(1,026)	305	6,664	(16)	(11)

Infection	476	10	26	440	2	8

Neuroscience	2,833	289	126	2,418	12	17

Oncology	2,743	177	197	2,369	8	16

Respiratory and Inflammation	2,261	275	168	1,818	15	24

Other pharma	152	75	12	65	115	134

Others	531	(2)	35	498	–	7

Total	18,849	(110)	1,118	17,841	–	6

Sales by growth, patent expiry and base products (2003 and 2002)
				2003	2002	2003 compared to 2002

				Growth
				due to
			Growth	exchange		Growth	Growth
			underlying	effects		underlying	reported
		$m	$m	$m	$m	%	%

	Growth*	8,244	2,435	413	5,396	45	53

	Patent expiry**	3,221	(3,019)	260	5,980	(50)	(46)

	Base	7,384	474	445	6,465	7	14

	Total	18,849	(110)	1,118	17,841	–	6

*	Atacand, Arimidex, Casodex, Crestor, Faslodex, Iressa, Nexium, Seroquel, Symbicort and Zomig
**	Losec, Zestril and Nolvadex

operational effectiveness. Where the documentation phase has indicated that controls are missing or not fully effective, we have planned remediation work as necessary. Similarly, if the results of our testing indicate that the controls are not fully operational or that evidence of their operation is lacking, we are building necessary remediation into the plans. We plan to have remediation of key controls substantially complete by mid-2005 to allow time for the controls to be operational and to be formally tested by both management and our auditors in the second half of 2005.

Our work has shown that, whilst most controls function appropriately, some areas require additional work and improvement. We do not believe that any of these identified areas constitute a material weakness nor do we anticipate that they will affect our 2005 year end assessment of the effectiveness of our internal controls over financial reporting.

Clearly there are significant costs, both financial and time, involved in this project and the future compliance with section 404. Nevertheless, we regard it as an opportunity for AstraZeneca to review thoroughly its internal control environment and to ensure that our operating units throughout the Group are using cost-effective best practice.

The following information is provided in accordance with US requirements.

Results of operations –summary analysis of year to 31 December 2003
The tables on pages 49 and 50 show our sales by therapy area and by growth/patent expiry/base products and operating profit for 2003 compared to 2002.

Reported performance
Our sales increased by 6% compared to 2002, rising from $17,841 million to $18,849 million. Operating profit before exceptional items fell from $4,356 million to $4,111 million, a decrease of 6%.

2003 saw our portfolio transformation substantially completed. We absorbed the full year effects of generic competition for Losec/Prilosec, Zestril and Nolvadex and launched Crestor.

Underlying performance
Sales
After the effects of changing product mix, and excluding the effects of exchange, our underlying sales remained virtually unchanged. Our sales performance was affected by the loss of $3,019 million underlying sales in Losec/Prilosec, Zestril and Nolvadex which was compensated by strong performances elsewhere in the portfolio. In particular, underlying sales for key growth and launch products increased by $2,435 million (up 45%) to $8,244 million.

Gastrointestinal was still our largest therapy area, accounting for over 31% of total sales; continued strong growth from Nexium restricted the declines seen in the Losec/Prilosec area. In Cardiovascular, Crestor and Seloken/Toprol-XL sales more than offset the 50% decline in Zestril sales resulting in an overall underlying performance up 3%. Oncology sales increased by 8% with Arimidex, Iressa and Casodex all mitigating the fall in Nolvadex sales. Neuroscience growth was 12% driven by a 27% increase in Seroquel sales

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50	AstraZeneca Annual Report and	Financial Review
Form 20-F Information 2004

Financial Review continued

Operating profit (2003 and 2002)
			2003	2002	2003 compared to 2002

			Growth
			due to
		Growth	exchange		Growth	Growth
		underlying	effects		underlying	reported
	$m	$m	$m	$m	%	%

Sales	18,849	(110)	1,118	17,841	–	6

Cost of sales	(4,469)	211	(160)	(4,520)	5	(1)

Other operating costs	(10,469)	(537)	(724)	(9,208)	(6)	(14)

Other operating income	200	(55)	12	243	(23)	(18)

Operating profit	4,111	(491)	246	4,356	(11)	(6)

whilst Respiratory and Inflammation performance improved by 15% with the most significant performance from Symbicort.

Although wholesaler stocking patterns had an impact on the quarterly phasing of sales in 2003, for the year as a whole we estimate that changes in excess wholesaler stocks had little or no effect on sales growth.

We discuss the performances of the therapy areas and the individual products in those areas in more detail in the appropriate sections of the Operational Review.

Geographic analysis
In the US, sales declined by 6% for the full year but, excluding the three products which faced generic erosion – Losec/Prilosec, Zestril and Nolvadex – increased 36%. Growth products with strong performances included Nexium,Seloken/Toprol-XL and Seroquel; Iressa and Crestor were launched in the US in 2003. Sales in Europe increased 2% for the full year, as strong sales growth for Nexium, Symbicort, Seroquel and the oncology products more than offset declines in Losec/Prilosec, Zestril and Pulmicort. Sales volumes increased by 5% but overall prices were lower by 3%.

Sales in Japan were up 14% for the full year, as a result of increases in Losec/Prilosec, Seroquel and a strong oncology portfolio.

We discuss the geographic performances in more detail in the appropriate sections of the Geographic Review.

Operating margin and retained profit
Underlying operating profit declined by 11%. Operating margin fell from 24.4% to 21.8%. Currency had a neutral effect on operating margin. Although positive on gross margin, the effect was negative on SG&A and R&D costs. Gross margin increased 1.6 percentage points from 74.7% to 76.3% as a result of three factors – reduced payments to Merck following the lower proportion of sales of Merck-linked products improved margin by 1.7 percentage points; underlying costs of sales declined by 0.7 percentage points, and the remainder was due to exchange benefits. These factors were marginally offset by a provision for disposal of a surplus manufacturing facility.

In aggregate R&D and SG&A grew by 5.8%, in underlying terms, with currency movements adding 8%. Against unchanged sales, both R&D and SG&A increased as a percentage of sales and exchange added 0.6 percentage points to these lines in combination. R&D increased 1.1 percentage points to 18.3% with spending including several up-front payments on collaboration agreements. SG&A grew by 2.8 percentage points to 36.4% as a result of the launches of Crestor and some field force increases in Europe and Japan.

Other income was $43 million lower principally due to the gain on disposal of Sular in the first quarter of 2002.

Net interest and dividend income was $91 million, benefiting in comparison with 2002 as several small exchange and market revaluation losses were absent in 2003.

Excluding exceptional items, the effective tax rate for the full year 2003 was 27.2% compared with 26.8% for 2002. The increase in the effective rate reflected a change in the mix of countries where profit was earned. During the year a transfer pricing agreement was reached between the US and UK governments for the years 1987 to 2001.

Financial position including cash flow and liquidity
The net book value of our assets increased from $11,226 million at 31 December 2002 to $13,257 million at 31 December 2003. The increase was driven by the net profit for the year of $3,036 million and consolidation translation gains of $1,427 million, offset by re-purchases of shares and the 2003 dividends, amounting to $1,154 million and $1,350 million, respectively.

Cash flow
Before exceptional cash expenditure, we generated $4,617 million cash inflow from operations in 2003, lower than the corresponding figure of $5,686 million in 2002. Lower profits after depreciation and amortisation addbacks accounted for $85 million but the major effects were from significant working capital outflows, particularly from debtors and creditors. Expenditure on exceptional items was higher than in 2002 due to the cash settlement of the US Department of Justice investigation into Zoladex. Tax cash outflows were $886 million including the transfer pricing settlement concluded in the year whilst cash inflows from interest improved to $76 million. We applied the remaining cash in continuing our share re-purchase programme, continued investment in fixed assets (slightly higher than 2002 at $1,635 million after the investment in Abgenix of $100 million) and dividends ($1,222 million). As a result, our net cash outflow before non-equity financing was $430 million compared to an inflow in 2002 of $902 million.

Investments, divestments and capital expenditure
There were no significant acquisitions or disposals in 2003 or 2002. Our cash expenditure in 2003 on fixed assets (including intangible assets, goodwill and fixed asset investments) totalled

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AstraZeneca Annual Report and	Financial Review	51
Form 20-F Information 2004

$1,597 million (net of disposals of $38 million). This expenditure was broadly similar to 2003 (expenditure of $1,543 million net of $66 million disposals).

US GAAP information
2002 – 2004
Our Financial Statements have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. In particular, under US GAAP, the AstraZeneca merger has been accounted for as a purchase accounting acquisition of Astra AB (Astra) by Zeneca Group PLC (Zeneca). Although there are several differences between our net income and assets under UK and US GAAP, the difference in accounting for the merger with Astra represents substantially all of the adjustments.

Results of continuing operations (US GAAP)

2004 compared with 2003
Sales increased to $21,426 million in 2004 from $18,849 million in 2003. Improvements in revenues from growth products exceeded the declines in expiry products whilst base products remained flat resulting in an underlying 9% increase in sales. These higher sales together with higher other income (including the gain from the sale of Advanta) more than compensated for the increased levels of costs resulting in net income before tax improving from $3,233 million in 2003 to $3,932 million in 2004. Earnings per share rose from $1.33 in 2003 to $1.82 in 2004.

The annual impairment tests on our US GAAP goodwill balances resulted in no impairments at 31 December 2004.

2003 compared with 2002
Sales from continuing operations rose from $17,841 million to $18,849 million. Strong performances from key growth and launch products, together with exchange effects, compensated for lost sales from patent expired products. Net income and earnings per share were largely unchanged from 2002 at $2,268 million and $1.33, respectively. Higher amortisation and share-based payment charges and lower gains from deferred income and derivative financial instruments were offset by lower tax and the absence of the Zoladex exceptional costs.

Further details of the impact of the differences between UK GAAP and US GAAP are set out in the Additional Information for US Investors on pages 125 to 135.

Taxation
Taxation in 2004 amounted to $881 million, an effective rate of 22.4% compared to 29.8% in 2003.

The gain on the sale of Advanta together with tax relief of $9 million on associated costs, tax credits on the Zoladex settlement and reversal of deferred tax on rolled over capital gains reduced the rate.

In 2003 the total taxation amounted to $965 million compared to $1,035 million, an effective rate of 30% compared to 31% in 2002.

Cash flow
Operating activities contributed $4,842 million cash in 2004, an increase of $1,426 million over 2003. This improvement was a reflection of improved profitability and working capital management countered by higher tax payments. The cash was utilised in increasing investing activities in short term and fixed deposits ($862 million) together with capital expenditure and acquisition and disposals (net $910 million, after receipts of $355 million on Advanta and Durascan). Financing outflows remained at similar levels to 2003, but this was the net effect of new loan proceeds of $725 million and increased returns to shareholders through share re-purchases and dividends totalling $3,488 million.

Operating activities in 2003 resulted in a cash inflow of $3,416 million, down from $4,833 million in 2002. Working capital increases and exceptional item costs (primarily the Zoladex investigation settlement) were the main reasons behind the decline. Total cash outflow in respect of investing activities was $746 million; inflows from liquidation of short term investments of $771 million and the sale of Marlow Foods reduced the costs of fixed asset investing of $1,597 million. The financing outflows represented absorption of funds in respect of dividends ($1,222 million), share re-purchases ($1,107 million) and loan repayments of $345 million.

In 2002, operating activities produced cash inflows of $4,833 million after tax outflows of $795 million and interest inflows of $46 million. There was a cash outflow in respect of investing activities of $2,349 million, reflecting further investment in short term investments and fixed deposits. Financing cash outflows absorbed $2,506 million through the share re-purchase programme ($1,154 million) and dividends ($1,234 million).

Net assets
Under US GAAP, net assets are significantly higher than under UK GAAP because the merger between Astra and Zeneca has been regarded as a purchase of Astra. Goodwill on the acquisition of Astra amounted to $15.1 billion (up from the 2003 balance of $14.3 billion due to exchange) whilst adjustments to fixed assets (both tangible and intangible) fell through depreciation and amortisation from $7.7 billion to $7.0 billion. Under US GAAP, our net assets totalled $35.3 billion at 31 December 2004 and comprised of $17.4 billion fixed assets, $16.1 billion goodwill and $13.7 billion current assets whilst total liabilities amounted to $12.1 billion.

Income, shareholders’ equity and cash flow under US GAAP

	2004	2003	2002
	$m	$m	$m

Operating income	3,932	3,233	3,342

Net income for the year	3,051	2,268	2,307

Shareholders’ equity	35,314	33,654	30,183

Increase/(decrease) in cash	309	(4)	(22)

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52	AstraZeneca Annual Report and	Directors’ Report
Form 20-F Information 2004

Directors’ Report

AstraZeneca PLC is the holding company for a group of subsidiaries whose principal activities are described in the Operational and Financial Reviews on pages 11 to 51, which are incorporated in this report by reference. Principal subsidiaries and their locations are given on page 124.

The Company’s dividend for 2004 of $0.94 (50.3 pence, SEK 6.697) per Ordinary Share amounts to a total dividend payment to shareholders of
$1,555 million.

In view of the Company’s resources, results of operations and overall financial condition, the Directors continue to adopt the going concern basis in preparing the Financial Statements.

Changes in the Company’s Ordinary Share capital during 2004, including details of the allotment of new shares under the Company’s share plans, are given in Note 29 to the Financial Statements.

Board of Directors
Details of members of the Board at 31 December 2004 are set out on pages 8 and 9.

The Board held six scheduled meetings during 2004. Four of the Board meetings were held in London, UK. One meeting was held in the US and one in Sweden. Each meeting was attended by all of its members except that John Buchanan was unable to attend the October meeting, Joe Jimenez was unable to attend the December meeting and Louis Schweitzer was unable to attend either of those meetings due to other commitments. The Board is currently scheduled to meet six times in 2005.

Board changes
Percy Barnevik, Non-Executive Chairman, retired from the Board on 31 December 2004

Louis Schweitzer was appointed Non-Executive Chairman with effect from 1 January 2005. Mr Schweitzer was first appointed to the Board in March 2004 and was elected as a Non-Executive Director for the first time by shareholders at the Annual General Meeting (AGM) in April 2004.

Also with effect from 1 January 2005, John Patterson was appointed as an Executive Director with responsibility for Development.

Karl von der Heyden, Non-Executive Director and Chairman of the Audit Committee, retired from the Board in April 2004, with effect from the end of the AGM. He was succeeded in his role as Chairman of the Audit Committee by John Buchanan, Non-Executive Director.

During 2004, Michele Hooper and Joe Jimenez, both Non-Executive Directors, became members of the Audit Committee and Remuneration Committee, respectively.

In March 2004, the Board asked Sir Tom McKillop to extend his term as Chief Executive beyond his planned retirement date of March 2005 and he confirmed his willingness to do so.

Election and re-election of Directors
All of the Directors will retire under Article 65 of the Company’s Articles of Association at the AGM in April 2005. The Notice of AGM will give details of those Directors presenting themselves for election or re-election at the AGM.

Mandatory shareholding for Directors
The Company’s Articles of Association require each Director to be the beneficial owner of Ordinary Shares in the Company with an aggregate nominal value of $125 (500 shares). Such holding must be obtained within two months of the date of the Director’s appointment. At 31 December 2004, all of the Directors complied with this requirement and full details of each Director’s interests in shares of the Company are set out in the Directors’ Remuneration Report on pages 60 to 68.

Annual General Meeting
The Company’s AGM will be held on 28 April 2005. The principal meeting place will be in London. There will be a simultaneous satellite meeting in Stockholm.

Corporate governance
UK Combined Code on Corporate Governance
In July 2003, the Financial Reporting Council in the UK issued the revised Combined Code on Corporate Governance which superseded and replaced the Combined Code published by the Hampel Committee on Corporate Governance in 1998. The Board has prepared this report with reference to the Combined Code.

The Company is applying all of the main and supporting principles of good governance in the Combined Code. The way in which these principles are being applied is described below.

The Company is complying with all of the provisions of the Combined Code except with regard to the independence of all members of the Audit Committee, as explained below in relation to Marcus Wallenberg.

The US Sarbanes-Oxley Act of 2002
AstraZeneca PLC American Depositary Shares are traded on the New York Stock Exchange (NYSE) and the Company is subject to the reporting and other requirements of the US Securities and Exchange Commission (SEC) applicable to foreign issuers. The US Sarbanes-Oxley Act came into force at the end of July 2002. As a result of its NYSE listing, the Company is subject to those provisions of the Act applicable to foreign issuers.

The Company either already complies with or will comply with those provisions of the Act applicable to foreign issuers as and when they become effective. The Board believes that, prior to the Act coming into force, the Company already had a sound corporate governance framework, good processes for the accurate and timely reporting of its financial position and results of operations and an effective and robust system of internal controls. Consequently, the Company’s approach to compliance with the Act has principally involved the development and adjustment of its existing corporate governance framework and associated processes concerning reporting, internal controls and other relevant matters.

The principal area of work relevant to the Act undertaken in the last 12 months was continuing preparations to enable the Company to comply in due course with the SEC rules which implement section 404 of the Act. These provisions become effective for the Company in 2005. Following the implementation of this section of the Act, the management of companies will be required to state its responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting and annually assess the effectiveness of that structure and those procedures. The external auditor will be required to attest to and report on management’s assessment. More information about the section 404 work carried out during 2004 is set out in the Financial Review on page 48.

The New York Stock Exchange
The Company, as a foreign issuer with American Depositary Shares listed on the NYSE, is generally obliged to disclose any significant ways in which its corporate governance practices differ from the NYSE’s corporate governance listing standards. The exception to this is that

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AstraZeneca Annual Report and	Directors’ Report	53
Form 20-F Information 2004

the Company must comply fully with the provisions of the listing standards which relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the rules concerning audit committees implemented by the SEC under the US Sarbanes-Oxley Act of 2002.

The Company has reviewed the NYSE’s corporate governance listing standards. Its corporate governance practices are generally consistent with those standards. However, while the Company’s Non-Executive Directors do meet without the Executive Directors present, these meetings have not been specifically pre-scheduled.

The Company’s Audit Committee complies with the provisions of the listing standards which relate to the composition, responsibilities and operation of audit committees. Marcus Wallenberg, a Non-Executive Director and a member of the Audit Committee, although not independent under the UK Combined Code, is independent under the criteria of the NYSE’s listing standards concerning the composition of audit committees. More detailed information about the Audit Committee and its work during 2004 are set out in the Audit Committee’s Report on pages 58 to 59.

Disclosure Policy and Disclosure Committee
In January 2004, the Board approved a revised version of the Company’s Disclosure Policy, which provides a framework for the handling and disclosure of price sensitive and other information and defines the role of the Disclosure Committee. The Chief Financial Officer, the Group Secretary and Solicitor and the Vice-President, Corporate Affairs were the members of the Disclosure Committee during 2004. With effect from 1 January 2005, John Patterson, Executive Director, Development, became a member of the Disclosure Committee. The Disclosure Committee meets regularly to assist and inform the decisions of the Chief Executive concerning price sensitive information and its disclosure. Periodically, it reviews the Company’s disclosure controls and procedures and the operation of the Disclosure Committee as part of work carried out to enable management and the Board to assure themselves that appropriate processes are operating for the Company’s planned disclosures, such as its quarterly results announcements and scheduled investor relations events. In addition, the Disclosure Committee reviews the process for preparing and drafts of the Company’s Annual Report and Form
20-F Information.

Recognising the importance to shareholders and the investment community of news about certain of the Company’s key development and marketed products, much of the Disclosure Committee’s work in 2004 focused on ensuring that accurate, complete and timely disclosures were made concerning Exanta, Crestor and Iressa. Throughout 2004, as well as frequent ad hoc meetings to review specific disclosure issues, the Disclosure Committee met monthly to review a rolling schedule of key news concerning the Company and its products. The schedule was subsequently reviewed on a monthly basis by the Senior Executive Team.

Board structure and processes
Board composition, responsibilities and appointments
The Board comprises Executive and Non-Executive Directors. In the view of the Board, the majority of Board members excluding the Chairman are independent Non-Executive Directors. The differing roles of Executive Directors and Non-Executive Directors are clearly delineated, with both having fiduciary duties towards shareholders and all being collectively responsible for the success of the Company. However, Executive Directors have direct responsibility for business operations, whereas the Non-Executive Directors have a responsibility to bring independent, objective judgement to bear on Board decisions. This includes constructively challenging management and helping to develop the Company’s strategy. The Non-Executive Directors scrutinise the performance of management and have various responsibilities concerning the integrity of financial information, internal controls and risk management. To help maintain a strong executive presence on the Board in addition to the Executive Directors, Board meetings are attended by two members of the Senior Executive Team on a rotational basis.

The Board sets the Company’s strategy and policies and monitors progress towards meeting its objectives. It also assesses whether its obligations to the Company’s shareholders and others are understood and met. This includes regular reviews of the Company’s financial performance and critical business issues.

There is an established and transparent procedure for appointments of new directors to the Board which is operated by the Nomination Committee. All of the Directors retire at each AGM and may offer themselves for re-election by shareholders. The Board reviews annually the status of succession to senior positions, including those at Board level, and ensures it has regular contact with, and access to, succession candidates.

At its meeting in December 2004, the Board conducted its annual review and assessment of how it operates. This was done without external facilitation and included consideration and discussion of the nature and level of its interaction with the Company’s management; the quality, quantity and coverage of information which flows to the Board from management; the balance of the Board’s time spent considering strategic issues compared to other matters; the content of Board meetings and presentations to Board meetings; the composition of the Board; the practical arrangements for the work of the Board; and the work and operation of the Board’s committees. Overall, Board members concluded that the Board and its committees were operating in an effective and constructive manner.

At the same meeting, the Chairman also reported to the Board on his conversations with each Non-Executive Director about their individual performance and that of the Board as a whole, which took place during the fourth quarter of 2004. As the Chairman’s retirement was imminent, no formal review of his performance was conducted. The Non-Executive Directors reviewed the performance of the Chief Executive and the Chief Financial Officer in their absence.

In April 2004, a number of the Non-Executive Directors (including the Chairman, the senior Non-Executive Director and Louis Schweitzer) attended a seminar organised by the Company covering the roles and responsibilities of directors of UK listed companies.

The Company maintained directors’ and officers’ liability insurance cover throughout 2004.

Independence of Directors under the UK Combined Code
During 2004, the Board considered the independence of each Non-Executive Director. With the exception of two of them (as set out below) and the Chairman, the Board considers that all of the Non-Executive Directors are independent in character and judgement and that there are no relationships or circumstances which are likely to affect their independent judgement. The Board also considers that Louis Schweitzer, who was appointed Non-Executive Chairman with effect from

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54	AstraZeneca Annual Report and	Directors’ Report
Form 20-F Information 2004

Directors’ Report continued

1 January 2005, was independent on appointment.

For the reasons explained below, the Board does not believe that Håkan Mogren, Non-Executive Deputy Chairman, or Marcus Wallenberg can be determined independent under the revised Combined Code. However, the Board believes that both Dr Mogren and Mr Wallenberg bring considerable business experience and make valuable contributions to the work of the Board and, in Mr Wallenberg’s case, the Audit Committee.

Dr Mogren was previously the Chief Executive Officer of Astra AB and Executive Deputy Chairman of the Company. Both Dr Mogren and Mr Wallenberg are members of the Board of Directors of Investor AB, a company which, at 31 December 2004, held approximately 4% of the Ordinary Shares of the Company. This holding represents a significant proportion of Investor AB’s overall investment portfolio. Additionally, Mr Wallenberg is the Chief Executive Officer of Investor AB.

The Board also considered, in particular, the positions of Sir Peter Bonfield, senior Non-Executive Director, Erna Möller and Jane Henney. For the reasons explained below, it is the Board’s view that they are independent. They discharge their duties in a properly independent manner and constructively and appropriately challenge the Executive Directors and the Board.

Sir Peter is a Non-Executive Director of Telefonaktiebolaget LM Ericsson. Marcus Wallenberg is also a Non-Executive Director of Ericsson. Investor AB, of which Mr Wallenberg is Chief Executive Officer, holds approximately 5% of Ericsson’s shares (representing approximately 19% of the voting rights). The Board is satisfied that Sir Peter’s presence on the Ericsson Board results from his broad experience of the global telecommunications industry and not from any connection with Investor AB or the Wallenberg family. The Board also had regard to the length of time which Sir Peter has served as a Non-Executive Director of the Company (he was first appointed in 1995).

As the position was only established in 2002, the Board wishes Sir Peter to continue in his current role as the senior Non-Executive Director of the Company for one or two years more to provide further continuity, subject to his re-election at Annual General Meetings.

Professor Möller is the Chief Executive Officer of the Board of the Knut and Alice

Wallenberg Foundation, a charitable foundation in Sweden that supports scientific research and educational programmes by awarding financial grants to individuals or institutions. Although one of the Foundation’s principal investments is in Investor AB, all investment decisions of the Foundation are made by its investment committee, of which Professor Möller is not a member. Her role, as Chief Executive Officer of the Board, is principally to lead the scrutiny of applications for grants and maintain close contacts with scientific and educational institutions in Sweden to develop the work of the Foundation.

Jane Henney is a Non-Executive Director of AmerisourceBergen Corporation and CIGNA Corporation, both of which are customers of the Company in the US. The Board considered these relationships and concluded that they did not compromise her independence.

Chief Executive and the Senior Executive Team
The Chief Executive, Sir Tom McKillop, has delegated authority from, and is responsible to, the Board for directing and promoting the profitable operation and development of the Company, consistent with the primary aim of enhancing long term shareholder value.

The Chief Executive is responsible to the Board for the management and performance of the Company’s businesses within the framework of Company policies, reserved powers and routine reporting requirements. He is obliged to refer certain major matters (defined in the formal delegation of the Board’s authority) back to the Board. The roles of the Board, the Board’s committees, the Chairman, the Chief Executive and the Senior Executive Team are documented, as are the Company’s delegated authorities and reserved powers, the means of operation of the business and the roles of corporate functions.

The Chief Executive has established and chairs the Senior Executive Team. While the Chief Executive retains full responsibility for the authority delegated to him by the Board, the Senior Executive Team is the vehicle through which he exercises that authority in respect of the Company’s business (including Salick Health Care and Astra Tech).

The members of the Senior Executive Team are Jonathan Symonds, Chief Financial Officer; John Patterson, Executive Director, Development; Bruno Angelici, Executive Vice-President, Europe, Japan, Asia Pacific and ROW; David Brennan, Executive Vice-

President, North America; Jan Lundberg, Executive Vice-President, Discovery Research; Martin Nicklasson, Executive Vice-President, Product Strategy & Licensing and Business Development; Barrie Thorpe, Executive Vice-President, Operations; and Tony Bloxham, Executive Vice-President, Human Resources.

The Senior Executive Team normally meets once a month to consider and decide all major business issues. It also usually reviews those matters that are of a size or importance to require the attention of, or that are reserved to, the Board before such matters are submitted to the Board for review and decision.

Each business function is subject to an annual budget and target-setting process, including forecasts for the following two years together with a sensitivity and risk analysis, quarterly updates of the forecast for the current year and regular reporting. Performance reviews are undertaken in each part of the business regularly. The Company’s quarterly business performance management system uses a broad range of measures that link directly to the achievement of key business priorities. Treasury operations are centralised, operate within defined limits and are subject to regular reporting requirements and Audit Committee reviews.

Internal controls and management of risk
The Board has overall responsibility for the Company’s system of internal controls, which aims to safeguard shareholders’ investments and the Company’s assets, and to ensure that proper accounting records are maintained and that the financial information used within the business and for publication is accurate, reliable and fairly presents the financial position of the Company and the results of its business operations. The Board is also responsible for reviewing the effectiveness of the system of internal controls. The system is designed to provide reasonable assurance of effective operations and compliance with laws and regulations, although any system of internal controls can only provide reasonable, not absolute, assurance against material misstatement or loss.

Since the publication in September 1999 by the Institute of Chartered Accountants in England and Wales of the Turnbull Report, ‘Internal Control: Guidance for Directors on the Combined Code’, the Directors have continued to review the effectiveness of the

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AstraZeneca Annual Report and	Directors’ Report	55
Form 20-F Information 2004

Group’s system of controls, including operational and compliance controls, risk management and the Company’s high level internal control arrangements. These reviews have included an assessment of internal controls, and in particular internal financial controls, by the internal audit function, management assurance of the maintenance of control and reports from the external auditor on matters identified in the course of its statutory audit work.

A key part of these reviews is an annual ‘letter of assurance’ process by which responsible managers confirm the adequacy of their systems of internal financial and non-financial controls, their compliance with Company policies (including those relating to safety, health and the environment) and local laws and regulations (including the industry’s regulatory requirements), and confirm they have reported any control weaknesses identified in the past year. During 2004, the Company introduced ‘continuous assurance’ processes which operate throughout the year and are intended to keep senior management informed, on a rolling basis, of the state of internal controls, any particular issues which have developed and the progress of any remediation work. While the annual ‘letter of assurance’ process has been retained, the year-round ‘continuous assurance’ processes are intended to make the annual ‘letter of assurance’ process more efficient and to improve senior management’s visibility of the operation of internal controls.

The Directors believe that the Company maintains an effective, embedded system of internal controls and complies with the Turnbull Report guidance.

The Company views the careful management of risk as a key management activity. Through the adoption by the Board of a Group Risk & Control Policy and supporting standards, the Company aims to formalise the drive to manage business risks as a key element of all activities. These business risks, which may be strategic, operational, reputational, financial or environmental, should be understood and visible to all managers using a simple and flexible framework. The business context determines in each situation the level of acceptable risk and controls, and managers are challenged to recognise and assess this actively and clearly.

Much of the Company’s work in the area of risk management is facilitated by the Risk Advisory Group, consisting of representatives from each business function. Its role continues to be advisory and is to assist senior management to identify and assess the main risks faced by the Company’s business in a co-ordinated manner; to assess and document the Company’s risk profile; and to ensure that the business focuses on critical business issues. It is chaired by the Chief Financial Officer and reports twice a year to the Senior Executive Team. The Risk Advisory Group’s reports on the Company’s risk profile are reviewed by both the Audit Committee and the Board.

The Company’s policy remains to embed an integrated risk management framework with the aim of continuing to ensure that the business understands the key risks it faces. The focus of the Risk Advisory Group is, in particular, on cross-functional risks, linking risk management to business performance reporting and seeking continuous improvement in the management of risk by sharing best practice throughout the organisation.

Code of Conduct
The policy of the Company is to require all of its subsidiaries, and their employees, to observe the highest ethical standards of integrity and honesty and to act with due skill, care, diligence and fairness in the conduct of business. The Company’s management recognises that such standards make a significant contribution to the overall control environment and seeks, by its words and actions, to reinforce them throughout the business. In particular, all employees are required to comply with the letter and spirit of the AstraZeneca Code of Conduct and with the high ethical standards detailed by the Company in support of it.

The AstraZeneca Code of Conduct is set out in full on pages 158 and 159. It is an important demonstration of the Company’s uncompromising commitment to honesty and integrity. The Company maintains procedures for raising integrity concerns, which include a confidential helpline for employees worldwide. During 2004, the confidential helpline was used by employees to seek guidance on corporate responsibility issues or to raise concerns, all of which were fully reviewed and a report sent to the Audit Committee. To date, no material issues have been identified through this route.

The Company also has a Finance Code of Conduct which complements the main AstraZeneca Code of Conduct and applies to the Chief Executive, the Chief Financial Officer and the Company’s principal accounting officers. The Finance Code of Conduct also applies to all Finance function employees and reinforces the importance of the integrity of the Company’s accounts, the reliability of the accounting records on which they are based and the robustness of the relevant controls and processes.

During 2004, the Senior Executive Team sponsored a review and re-structuring of the Company’s full range of policies, standards and guidelines to ensure the hierarchy and content are clear and appropriate for ensuring people’s understanding of what is expected of them at every level in the business. Following formal Board approval early in 2005, the new Group policies will be made available on a dedicated intranet site, the availability and purpose of which will be widely communicated throughout the organisation.

Group Internal Audit
Group Internal Audit (GIA) is an independent appraisal function that derives its authority from the Board through the Audit Committee. Its primary role is to provide reasonable and objective assurance about the adequacy and effectiveness of the Company’s financial control framework, compliance with laws, regulations and policies and risk management processes.

GIA seeks to discharge the responsibilities set down in its charter by reviewing the processes which ensure that business risks are effectively managed; reviewing the financial and operational controls that help to ensure that the Company’s assets are properly safeguarded from losses, including fraud; reviewing the controls that help to ensure the reliability and integrity of management information systems; reviewing the processes that ensure compliance with policies and procedures and external legislation and regulation (other than those relating to safety, health and the environment and product regulatory compliance, which are the responsibility of other audit functions); and, on an ad hoc basis, reviewing whether value for money is obtained.

GIA also acts as a source of constructive advice and best practice, assisting senior management with its responsibility to improve the processes by which risks are identified and managed and to report and advise on the proper and effective use of resources.

External auditor
A resolution will be proposed at the AGM on 28 April 2005 for the re-appointment of

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56	AstraZeneca Annual Report and	Directors’ Report
Form 20-F Information 2004

Directors’ Report continued

KPMG Audit Plc, London as auditor of the Company.

The external auditor has undertaken various pieces of non-audit work for the Company during 2004. More information about this work and the audit and non-audit fees paid by the Company are set out in Note 32 to the Financial Statements on page 119. The external auditor is not engaged by the Company to carry out any non-audit work on which it might, in the future, be required to express an audit opinion. As explained more fully in the Audit Committee’s Report on pages 58 to 59, the Audit Committee has established pre-approval policies and procedures for audit and non-audit work permitted to be carried out by the external auditor and has carefully monitored the objectivity and independence of the external auditor throughout 2004.

Board committees
Audit Committee
Full details about the Audit Committee, its composition, remit and work during 2004 can be found in the Audit Committee’s Report on pages 58 to 59.

Remuneration Committee
The members of the Remuneration
Committee are Sir Peter Bonfield (Chairman of the Committee), John Buchanan, Erna Möller and Joe Jimenez. Mr Jimenez was appointed as a member of the Remuneration Committee with effect from the end of the AGM in April 2004. They are all Non-Executive Directors. The Board considers them all to be independent.

The remit of the Remuneration Committee is, primarily, to recommend for decision by the Board the fundamental remuneration policy for the Company and to ensure the proper operation of all plans for employees involving the Company’s shares. More particularly, it makes specific proposals in respect of the remuneration packages of individual Executive Directors and the Company’s most senior executives.

Further information about the membership and work of the Remuneration Committee and the Company’s remuneration policy and practice is set out in the Directors’ Remuneration Report on pages 60 to 68.

Nomination Committee
The members of the Nomination Committee during 2004 were Percy Barnevik (Chairman of the Committee), Håkan Mogren, Sir Peter Bonfield, Jane Henney and Joe Jimenez. With effect from 1 January 2005, Louis Schweitzer, Non-Executive Chairman,

became Chairman of the Nomination Committee in Percy Barnevik’s stead. All of the current members of the Nomination Committee are Non-Executive Directors. With the exception of the Chairman and Dr Mogren (for the reasons explained above), the Board considers them all to be independent.

The remit of the Nomination Committee is, primarily, to lead the process for, and to make proposals to the Board for, any new appointments as Directors of the Company. The remit of the Nomination Committee is available on the Company’s website: astrazeneca.com. The principal task in relation to nomination matters in 2004 related to the appointment of a new Non-Executive Director, Louis Schweitzer, who could subsequently become Chairman of the Board. In the light of this, the Board felt the appointment process should not be led by the Nomination Committee, which is chaired by the Chairman. Accordingly, a committee of Non-Executive Directors chaired by Sir Peter Bonfield, senior Non-Executive Director, led the process for the appointment of Mr Schweitzer, which was supported by external search consultants.

As with all new Non-Executive Directors, a series of induction meetings with various senior managers was arranged for Mr Schweitzer following his appointment to the Board. This included his attendance at a meeting of the Senior Executive Team over two days in November 2004.

Science Committee
The members of the Science Committee are Jane Henney, Erna Möller and Dame Bridget Ogilvie. They are all Non-Executive Directors.

The remit of the Science Committee is, on behalf of the Board, to review and assess the international competitiveness and quality of science within the Company. The Executive Vice-President, Discovery Research and the Chief Scientist and Head of Project Evaluation normally attend meetings of the Science Committee.

Shareholders
In its financial reporting to shareholders and other interested parties by means of annual and quarterly reports, the Board aims to present a balanced and understandable assessment of the Company’s financial position and prospects.

The Company maintains a corporate website containing a wide range of information of interest to institutional and private investors: astrazeneca.com.

The Company has frequent discussions with institutional shareholders on a range of issues affecting its performance. These include meetings following the announcement of the annual results with the Company’s largest institutional shareholders on an individual basis. In addition, the Company responds to individual ad hoc requests for discussions from institutional shareholders. The senior Non-Executive Director is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Chief Financial Officer has failed to resolve, or for which such contact is inappropriate.

All shareholders, including private investors, have an opportunity at the AGM to put questions to members of the Board on matters relating to the Company’s operation and performance.

Employees
The core values of the Company are respect for the individual and diversity; openness, honesty, trust and support for each other; integrity and high ethical standards; and leadership by example at all levels.

The Company maintains an open management style and involves its employees both in daily decisions which affect them and longer term matters. The Company is fully committed to keeping all of its employees informed about their work unit and the wider business, as well as discussing the implications of major business changes and other relevant matters. Key business priorities are communicated throughout the organisation and form part of the basis for the Company’s employee bonus and incentive plans. Details of employees’ share plans appear in Note 29 to the Financial Statements.

In line with legal requirements and cultural standards, more formal national and business level employee consultation arrangements exist in some countries, including the UK. There is a forum for employee consultation at European level, chaired by the Chief Executive, in which employee representatives from 19 countries participate. The Company also has a variety of constructive relationships with trade unions across its worldwide operations, including formal recognition and active dialogue where appropriate.

The Company believes that every employee should be treated with the same respect and dignity. It values the rich diversity and

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AstraZeneca Annual Report and	Directors’ Report	57
Form 20-F Information 2004

creative potential of people with differing backgrounds and abilities and encourages a culture of equal opportunities, in which personal success depends on personal merit and performance. It is Company policy that there should be no discrimination against any person for any reason. All judgements about people for the purposes of recruitment, development and promotion are made solely on the basis of their ability and potential in relation to the needs of the job. Every manager is responsible for implementing this policy.

It is Company policy that people with disabilities should have the same consideration as others with respect to recruitment, retention and personal development. Depending on their skills and abilities, people with disabilities enjoy the same career prospects as other employees and the same scope for realising potential. The Company also takes all reasonable steps to ensure that its working environments can accommodate special needs.

Corporate responsibility
The Company aims to set, promote and maintain high standards of corporate responsibility wherever it operates. Dame Bridget Ogilvie, Non-Executive Director, is the Board member responsible for this area and oversees the work of a cross-functional, global corporate responsibility committee. The Company continues to develop its established systems for monitoring performance. Policies and standards relating to corporate responsibility are maintained and widely communicated within the organisation. In 2004, the Company was again included in the FTSE4Good and the Dow Jones Sustainability World indices. Increasing competition for places in the Dow Jones STOXX (European) Index meant the Company lost its place in that index in 2004. The Company publishes and sends to shareholders a separate Corporate Responsibility Summary Report. For the first time, information in the Corporate Responsibility Summary Report for 2004 will be subject to an assurance process carried out by an independent, third party organisation. More detailed information about the Company’s approach to corporate responsibility can be found on its website: astrazeneca.com.

It is not Company policy formally to comply with the Confederation of British Industry’s code of practice on the prompt payment of suppliers. It is, however, Company policy to agree appropriate payment terms with all suppliers when agreeing the terms of each transaction, to ensure that those suppliers are made aware of the terms of payment and, subject to their compliance, abide by the terms of payment. The total amount of money owed by the Company’s subsidiaries to trade creditors at the balance sheet date was equivalent to 74 days’ average purchases. No equivalent disclosure is provided in respect of the Company as it has no external creditors.

Purchase of own shares
The Company’s stated distribution policy contains both a regular dividend cash flow and a share re-purchase component to give the Company more flexibility in managing its capital structure over time. In August 1999, the Company announced a $2 billion share re-purchase programme to be completed by the end of 2002. This programme was completed ahead of schedule in the second quarter of 2002. In January 2002, the Company announced an additional $2 billion re-purchase programme which was completed on schedule by the end of 2003. In January 2004, the Board approved a further $4 billion re-purchase programme to be completed by the end of 2005.

The Board keeps under continuous review its shareholders’ return strategy and restates its intention to grow dividends in line with earnings while maintaining dividend cover in the two to three times range. The Board also believes that the share re-purchase programme is a key part of shareholder return that addresses cash flow and potentially surplus capital. In the absence of strategic uses for cash, the Board expects to distribute the free cash flow generated over the next three years through dividends and share re-purchases.

During 2004, the Company purchased 50.1 million of its own Ordinary Shares with a nominal value of $0.25 each for an aggregate cost of $2,212 million. Following the purchase of these shares, they were all cancelled. This number of shares represents 3.0% of the Company’s total issued share capital at 31 December 2004.

Since the beginning of the original re-purchase programme in 1999, the Company has purchased for cancellation in total 142.9 million of its own Ordinary Shares with a nominal value of $0.25 each for an aggregate cost of $6,171 million. This number of shares represents 8.7% of the Company’s total issued share capital at 31 December 2004.

The Company continues to maintain robust controls in respect of all aspects of the share re-purchase programme to ensure compliance with English law and the Listing Rules of the UK Listing Authority. In particular, the Company’s Disclosure Committee meets to ensure that the Company does not purchase its own shares during prohibited periods. At the AGM on 28 April 2005, the Company will seek a renewal of its current permission from shareholders to purchase its own shares.

Political donations
Under the UK’s Political Parties, Elections and Referendums Act 2000, shareholder authority is required for political donations to be made or political expenditure to be incurred by the Company or its subsidiaries in the European Union. Neither the Company nor its subsidiaries made any donations or incurred any expenditure in 2004 in the European Union in respect of which shareholder authority or disclosure in this Directors’ Report is required under the Act. Neither the Company nor its subsidiaries intend to make any such donations or incur any such expenditure in the European Union in the foreseeable future. However, the Act defines ‘political organisation’ widely and, for example, interest groups or lobbying organisations concerned with the review of government policy or law reform may be caught by the definition.

To enable the Company to continue to support such organisations without inadvertently breaching the Act, a resolution will, in the same way as last year, be proposed at the AGM on 28 April 2005 authorising the Company to make donations or incur expenditure in the European Union up to an aggregate limit of $150,000.

In 2004, AstraZeneca’s US legal entities made contributions amounting in aggregate to $323,000 (2003 $258,000) to state political party committees and to campaign committees of various state candidates affiliated with the major parties. All contributions were made only where allowed by state law. American nationals (those with valid ‘green cards’) exercised decision-making over the contributions and the funds were not provided or reimbursed by any non-US legal entity.

On behalf of the Board
G H R Musker
Group Secretary and Solicitor
27 January 2005

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58	AstraZeneca Annual Report and	Audit Committee’s Report
Form 20-F Information 2004

Audit Committee’s Report

The members of the Audit Committee are John Buchanan (Chairman of the Committee), Jane Henney, Dame Bridget Ogilvie, Marcus Wallenberg and Michele Hooper. Dr Buchanan succeeded Karl von der Heyden as Chairman of the Audit Committee following Mr von der Heyden’s retirement from the Board in April 2004. Ms Hooper was appointed as a member of the Audit Committee with effect from the end of the AGM in April 2004. They are all Non-Executive Directors. With the exception of Mr Wallenberg for the reasons explained in the Directors’ Report, the Board considers them all to be independent under the UK Combined Code. Marcus Wallenberg, although not independent under the UK Combined Code, is independent under the criteria of the NYSE's corporate governance listing standards concerning the composition of audit committees.

The Board remains satisfied that various members of the Audit Committee have recent and relevant financial experience. At its meeting in December 2004, the Board determined that Dr Buchanan and Ms Hooper are audit committee financial experts for the purposes of the US Sarbanes-Oxley Act of 2002.

The core remit of the Audit Committee is to review and report to the Board on:

>	The scope of and plans for audits of the Company by the external auditor and the internal audit function.

>	The implementation of the external and internal audit plans and the handling of any material issues arising from those audits.

>	The Company’s overall framework for internal control over financial reporting and its financial reporting processes.

>	The Company’s overall framework for other internal controls.

>	The Company’s overall framework for risk management with particular emphasis on financial risks.

>	The accounting policies and practices of the Company.

>	The annual and quarterly financial reporting carried out by the Company.

The Audit Committee is also charged with promptly bringing to the attention of the Board:

>	Any significant concerns of the external auditor about the conduct, results or overall outcome of the annual audit of the Company.

>	Any significant concerns of the Chief Internal Auditor about the conduct, results or outcome of internal audits.

>	Any matters which may significantly affect or impair the independence of the external auditor.

>	Any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial reporting.

>	Any significant deficiencies or material weaknesses in the design or operation of the Company’s other internal controls and any significant breaches of those internal controls.

>	Any serious issues of non-compliance.

The Audit Committee also oversees the establishment, implementation and maintenance of the Code of Conduct. It establishes procedures for the receipt and handling of complaints concerning accounting or audit matters. It also appoints and agrees the compensation for the external auditor subject, in each case, to the approval of the Company’s shareholders at a general meeting and, if necessary, recommends to the Board that a resolution be proposed at a general meeting of the Company authorising the removal of the external auditor. Additionally, the Audit Committee reviews and approves the appointment and any dismissal of the Chief Internal Auditor.

The Audit Committee maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the external auditor is not impaired. In January 2004, the Audit Committee renewed its pre-approval policies and procedures. This covered three categories of work – audit services, audit-related services and tax services. The policies define the type of work which falls within each of these categories, as well as those non-audit services which the external auditor is prohibited from performing under the rules of the US SEC. The pre-approval procedures permit certain audit, audit-related and tax services to be performed by the external auditor during the year, subject to fee limits agreed with the Audit Committee in advance. The Group Financial Controller and the Director of Group Tax monitor the status of all services being provided by the external auditor. The procedures also deal with the placing of non-audit work out for tender, where appropriate. Authority to approve work in excess of the pre-agreed fee limits is delegated to the Chairman of the Audit Committee in the first instance. Regular reports to the full Audit Committee are also provided for and, in practice, a standing agenda item at Audit Committee meetings covers the operation of the pre-approval procedures.

The full remit of the Audit Committee is available on the Company’s website: astrazeneca.com.

The Audit Committee met six times in 2004. Each meeting was attended by all of its members except that Mr Wallenberg was unable to attend part of the December meeting due to a prior engagement. At the invitation of the Audit Committee, the Chairman of the Board, a Non-Executive Director, attended three of its meetings in 2004. The Audit Committee is currently scheduled to meet seven times in 2005. The minutes of Audit Committee meetings are circulated to all Board members.

During the year, in line with its normal practice, the Audit Committee also held a number of private meetings, without management present, with both the Company’s Chief Internal Auditor and the lead partner from the Company’s external audit firm. The purpose of these meetings was to facilitate free and open discussions between the Audit Committee members and the Chief Internal Auditor and the external lead audit partner separately from the main sessions of the Audit Committee, which were attended by the Chief Financial Officer and the Group Financial Controller.

During 2004, the business considered and discussed by the Audit Committee included:

>	The financial disclosures contained in the Company’s annual and quarterly reports to shareholders and other interested parties.

>	Various accounting matters, including the Company’s critical accounting policies, raised by management and the external auditor in the context of the financial disclosures. Specific examples of areas reviewed by the Audit Committee included the reporting of the effect of wholesaler stock movements in

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AstraZeneca Annual Report and Form 20-F Information 2004	Audit Committee’s Report	59

the Company’s financial disclosures, the implementation of Inventory Management Agreements with a number of wholesalers in the US, the handling of managed care rebates and product returns in the US, and the effect of currency exchange rates on the Company’s financial statements.

>	Reports from the external auditor concerning its audit of the financial statements of the Company.

>	Reports from management on the Company’s general risk profile and the assessment and management of risk.

>	Reports from management, the internal audit function and the external auditor on the effectiveness of the Company’s system of internal controls and, in particular, internal financial controls. These included a review and discussion of the results of the Company’s ‘letter of assurance’ process for 2004 and reviews of quarterly activity reports from the internal audit function and the status of follow-up actions with management.

>	A report of calls made by employees to the Company’s Code of Conduct helpline seeking guidance on corporate responsibility issues or raising concerns and the results of the reviews of these matters. To date, no material issues have been identified through this route.

>	A review of the Company’s preparations for the adoption in 2005 of International Accounting Standards/International Financial Reporting Standards, including the approval of proposed changes to certain of the Company’s accounting policies. The Audit Committee also reviewed and approved the Company’s publication in October 2004 of its financial information for 2003 and the first half of 2004 re-stated in accordance with IAS/IFRS (subject to any subsequent changes made to the standards before adoption).

>	Continuing review of the Company’s US sales and marketing compliance programme, including the five year Corporate Integrity Agreement between the Company and the Office of Inspector General for the US Department of Health and Human Services signed in 2003.

>	Proposals from the internal audit function and the external auditor about their audit programmes for 2004.
>	A review at the beginning of 2004 of the performance of the external auditor which resulted in the Audit Committee unanimously recommending that a resolution for the re-appointment of KPMG Audit Plc as the Company’s external auditor be proposed to shareholders at the AGM in April 2004.

>	A review of the performance of the internal audit function and, in particular, recruitment and career development plans for internal audit staff.

>	A report from the Development function concerning the Company’s clinical development programmes and the key risks managed by the drug safety and quality management teams within Development.

>	A report from the Director of Group Tax about the Company’s approach to risk management in relation to taxation matters.

>	The amount of audit and non-audit fees of the external auditor. The Audit Committee was satisfied throughout the year that the objectivity and independence of the external auditor were not in any way impaired by either the nature of the non-audit work undertaken by the external auditor during the year, the level of non-audit fees charged for such work or any other facts or circumstances. Full details of the audit and non-audit fees for the year are disclosed in Note 32 to the Financial Statements.

>	The Company’s continuing work to comply with the applicable provisions of the US Sarbanes-Oxley Act of 2002. The Audit Committee regularly reviewed, in particular, the Company’s work to prepare for the implementation in 2005 of section 404 of the Act concerning internal control over financial reporting.

>	A review and assessment of how the Audit Committee operates.

At the scheduled meeting of the Audit Committee held at the end of January 2005, the Chief Executive and the Chief Financial Officer presented to the Audit Committee their conclusions following the evaluation of the effectiveness of the Company’s disclosure controls and procedures required by Item 15(a) of Form 20-F as at 31 December 2004. Based on their evaluation, the Chief Executive and the Chief Financial Officer concluded that, as at that date, the Company maintains an effective system of disclosure controls and procedures.

During 2004, the Company’s US business and its facility at Dunkirk in France successfully implemented major new accounting software. Other than this, there was no change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report and Form 20-F Information that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

On behalf of the Audit Committee
Dr J G S Buchanan Non-Executive Director and Chairman of the Audit Committee
27 January 2005

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60	AstraZeneca Annual Report and Form 20-F Information 2004	Directors’ Remuneration Report

Directors’ Remuneration Report

At the Annual General Meeting (AGM) on 28 April 2005, a resolution will be proposed to approve the Directors’ Remuneration Report.

Remuneration Committee
The members of the Remuneration Committee are Sir Peter Bonfield (Chairman of the Committee), John Buchanan, Erna Möller and Joe Jimenez. Mr Jimenez was appointed as a member of the Remuneration Committee with effect from the end of the AGM on 29 April 2004. They are all Non-Executive Directors. The Board considers them all to be independent.

The remit of the Remuneration Committee is, primarily, to recommend for decision by the Board the fundamental remuneration policy for the Company and to ensure the proper operation of all plans for employees involving the Company’s shares. More particularly, it makes specific proposals in respect of the remuneration packages of individual Executive Directors and the Company’s most senior executives. A copy of the Remuneration Committee’s remit is available on the Company’s website: astrazeneca.com.

The Remuneration Committee met six times during 2004. Each meeting was attended by all of its members except that John Buchanan was unable to attend the September meeting and Joe Jimenez was unable to attend the December meeting due to other commitments. At the invitation of the Remuneration Committee, the Chairman of the Board, a Non-Executive Director, attended all of its meetings in 2004 except for those held in September and December.

At the request of the Remuneration Committee, Sir Tom McKillop, Chief Executive, Tony Bloxham, Executive Vice-President, Human Resources and Peter Brown, Vice-President, Global Compensation and Benefits, as well as the Secretary of the Remuneration Committee, Graeme Musker, attended all of its meetings in 2004, except when their own remuneration was being discussed. They provided advice and services which materially assisted the Remuneration Committee during the year. In doing so, Mr Brown drew on various sources of data concerning directors’ and executives’ salaries, bonus levels and other incentives including general pharmaceutical industry reports and surveys, as well as surveys specifically carried out for the Company.

These included certain surveys prepared for the Company by Towers Perrin. During 2004, Towers Perrin also provided global share plan administration services to the Company and consultancy services to the Company’s US business.

In July 2004, Ms Carol Arrowsmith of Deloitte & Touche was appointed by the Remuneration Committee to provide it with independent advice on all matters being considered by it. During 2004, Deloitte & Touche also provided taxation advice and other non-audit services to the Company.

Overall remuneration policy and purpose
The Company is committed to maintaining a dynamic performance culture in which every employee champions the growth of shareholder value, is clear about the Company’s objectives, knows how their work impacts on those objectives and that they will benefit from achieving high levels of performance.

The Board has confirmed that the Company’s overall remuneration policy and purpose is:

>	To attract and retain people of the quality necessary to sustain the Company as one of the best pharmaceutical companies in the world.
>	To motivate them to achieve the level of performance necessary to create sustained growth in shareholder value.

In order to achieve this, remuneration policy and practice is designed:

>	To closely align individual and team reward with business performance at each level.
>	To encourage employees to perform to their fullest capacity.
>	To encourage employees to align their interests with those of shareholders.
>	To support managers’ responsibility to achieve business performance through people and for them to recognise superior performance, in the short and longer term.
>	To be as locally focused and flexible as is practicable and beneficial.
>	To be competitive and cost-effective in each of the relevant employment markets.
>	To be as internally consistent as is practicable and beneficial taking due account of market need.

The cost and value of the components of the remuneration package are considered as a whole and are designed:

>	To ensure a proper balance of fixed and variable performance-related components, linked to short and longer term objectives.
>	To reflect market competitiveness taking account of the total value of all of the benefit components.

Throughout 2004, the principal components contained in the total remuneration package, for employees as a whole, were:

>	Annual salary – based on conditions in the relevant geographic market, with the provision to recognise, in addition, the value of individuals’ sustained personal performance, resulting from their ability and experience.
>	Annual bonus – a lump sum payment related to the targeted achievement of corporate, functional and individual goals, measured over a year and contained within a specific plan. The corporate goals are derived from the annual financial targets set by the Board and take into account external expectations of performance. The functional goals are agreed by the Remuneration Committee at the start of, and are monitored throughout, the year.
>	Longer term incentive – for selected groups, a longer term incentive targeted at the achievement of strategic objectives with close alignment to the interests of shareholders.
>	Pension arrangements which are appropriate to the relevant national market.
>	Other benefits such as holidays and sickness benefit which are cost-effective and compatible with the relevant national welfare arrangements.
>	Share participation – various plans provide the opportunity for employees to take a personal stake in the Company’s wealth creation as shareholders.

The way in which these elements are combined and applied varies depending, for example, on market need and practice in various countries.

In 2004, for each Executive Director, the individual components were:

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AstraZeneca Annual Report and Form 20-F Information 2004	Directors’ Remuneration Report	61

>	Annual salary – the actual salary for each of the Executive Directors is determined by the Remuneration Committee on behalf of the Board and established in sterling. These salaries reflect the experience and sustained performance of the individuals to whom they apply, as judged annually by the Remuneration Committee, taking account also of market competitiveness and the level of increases applicable to all other employees.

>	Short term bonus:

	>	The Chief Executive was eligible for an annual bonus related solely to the achievement of the targeted performance of earnings per share. The bonus payable was on a scale of 0-100% of salary and 50% of salary was payable for the achievement of target performance. This was derived from the financial targets set by the Board and took into account external expectations of performance. The bonus was not pensionable. In the light of the disappointing setbacks with Exanta and Iressa in 2004, the Remuneration Committee and Sir Tom McKillop agreed a reduction in his bonus. It was agreed that his bonus for 2004 should be reduced to a sum equivalent to 50% of the bonus he received in respect of 2003. This amounts to £430,000 ($782,000). The Remuneration Committee was also mindful in setting the bonus for 2004 that all employees, including Sir Tom McKillop, who had an interest in shares throughout 2004, had seen the value of their shares fall significantly during the year, in common with other shareholders.

	>	The Chief Financial Officer was eligible for an annual bonus related to the achievement of both the targeted performance of earnings per share and the achievement of performance measures relevant to his particular area of responsibility. The bonus payable was on a scale of 0-100% of salary and 50% of salary was payable for the achievement of target business performance. 80% of the bonus related to the achievement of the earnings per share target and 20% to the other performance measures. The bonus was not pensionable.
>	Longer term incentive – Executive Directors are also rewarded for improvement in the share price performance of the Company over a period of years by the grant of share options. The grant of options under the AstraZeneca Share Option Plan is determined by the Remuneration Committee, as are the performance targets that will apply and whether they will apply to the grant and/or exercise of options – this is described in more detail below.

>	Pension arrangements – the table on page 66 gives details of the changes in the value of the Executive Directors’ accrued pensions during 2004:

> UK Executive Directors’ pension arrangements – the Chief Executive is a member of the Company’s main UK defined benefit pension plan. The normal pension age under this plan is 62. However, a member’s accrued pension is available from age 60 without any actuarial reduction. In addition the accrued pension is available, unreduced, from age 57 if the Company consents to a request for early retirement and from age 50 if the retirement is at the Company’s request.

On death in retirement, the accrued pension is guaranteed payable for the first five years of retirement and then reduces to two-thirds of this amount should there be a surviving spouse or other dependant. Any member may choose higher or lower levels of survivor’s pensions at retirement, subject to Inland Revenue limits, in return for an adjustment to their own pension of equivalent actuarial value. Pensions are also payable to dependant children. In the event of a senior employee becoming incapacitated, then a pension is payable immediately as if such person had reached normal retirement age (subject to a maximum of 10 years additional service), based on current pensionable salary. In the event of death prior to retirement, dependants are entitled to a pension of two-thirds of the pension that would have been earned had such person remained in service to age 62 plus a capital sum of four times pensionable pay. Pensions in payment are increased annually in line with inflation, as measured by the UK Retail Prices Index, up to a maximum of 5%.

In respect of UK Executive Directors whose pensionable earnings are capped by the earnings limit imposed by the Finance Act 1989, unapproved defined contribution schemes are made available. Currently, only the Chief Financial Officer is affected by this limit. The Company has agreed to pay annually 50% of base salary in excess of the statutory earnings cap for the pension and associated tax liability, with the intention of providing equivalence of benefits with non-capped UK Executive Directors. If this does not provide equivalence, the Company has agreed to make up the difference. The benefits derived from equivalence are shown in the table on page 66 as if the scheme were a defined benefit arrangement. The Company contribution in 2004 in respect of the pension element was £124,000 ($225,000).

Other customary benefits (such as a car and health benefits) are also made available through participation in the Company’s flexible benefits arrangements, which extend to the vast majority of the Company’s UK and Swedish employees.

Measurement of performance
Each year, as referred to above, both short term and longer term objectives are agreed with the Board and regularly monitored in respect of both individual business functions and integrated corporate strategy in the business performance report. Performance against these objectives determines functional bonuses and, separately, whether or not share options will be granted.

In respect of bonuses in 2004, relevant factors included financial results ahead of expectations and excellent progress in key areas. Earnings per share increased by 18%; global sales increased by 9% overall and by 30% in key growth products (all at constant exchange rates), with particularly strong performance in emerging markets. In Research, all targets for new compounds were exceeded; in Development, good

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62	AstraZeneca Annual Report and	Directors' Remuneration Report
Form 20-F Information 2004

Directors’ Remuneration Report continued

progress was made in the restructuring of the clinical and regulatory function; in Operations, there was excellent performance in customer satisfaction, supply chain management and financial control. Bonus outcomes reflected the variety of functional performance in the context of overall business success and the disappointments in the year.

AstraZeneca Share Option Plan
The AstraZeneca Share Option Plan was approved at the AGM in 2000 following prior consultation with major shareholders. Its design took account of the overall competitiveness of the Company’s remuneration arrangements for senior executives and US employees in the context of the Company’s peers in the pharmaceutical industry.

The Remuneration Committee must on every occasion, before agreeing the grant of options to Executive Directors and others, be satisfied that the most recent and also the underlying performance of the Company justifies the grant; in addition it must be satisfied that the necessary performance has been achieved by each individual.

In agreeing grants of options in 2004 (which occurred before the disappointing events relating to Exanta and Iressa), the Remuneration Committee took into account, the fact that the Company, when compared with its peer group of international pharmaceutical companies, was ranked first in terms of both relative share price and total shareholder return over the three year period January 2001 to January 2004; in 2003, the loss of $2.6 billion in sales to generic competition was compensated for by strong growth in the sales of newer products, with the sales of those newer products representing 44% of total sales in 2003; strong sales growth (at constant exchange rates) in 2003 for Nexium (up 62% to $3.3 billion), Seroquel (up 27% to $1.5 billion), Symbicort (up 61% to $549 million) and Arimidex (up 46% to

$519 million); good progress was made with cost control initiatives and other efficiency initiatives resulting in significant savings in the area of purchasing and more effective working practices and clinical productivity in R&D. Further positive steps were taken with regard to issues in the areas of corporate responsibility, governance and access to medicines.

The Remuneration Committee also sought and received assurances that all individuals proposed for a grant of options had been confirmed as performing in a manner that justified a grant to them. It was noted that there was some variation in the level of grants being proposed between individuals, to reflect differing levels of performance.

The dilutive effect of the proposed grants of options on the Company’s issued share capital was also considered by the Remuneration Committee, in accordance with the commitment, given that the percentage of the issued share capital which could be allocated under all of the Company’s employee share plans over a period of ten years should be under 10%; this commitment is applied by the Remuneration Committee in practice as a limit, on average, of under 1% per annum. The Remuneration Committee concluded that a grant of options to those plan participants and individual Executive Directors proposed for a grant was appropriate given the level of performance achieved. For the grants of options in 2004 to members of the Senior Executive Team, the Remuneration Committee requested that a condition be included to the effect that if an event occurred which caused material reputational damage to the Company such that it was not appropriate for the options to vest and become exercisable, then the Remuneration Committee could make a determination to that effect.

Review of executive remuneration
In 2000, the Company volunteered a commitment that a review of practice would take place in five years, taking account of the view of the Company’s shareholders and the needs of the business at that time. This review took place during 2004.

The Remuneration Committee reviewed its basic philosophy and confirmed that in seeking to achieve sustained growth in shareholder value it would demand the highest level of performance from all employees with the Company conducting itself in a fair and moderate way, maintaining the highest standards of social responsibility and corporate governance. In order to achieve this, it must attract and retain Executive Directors and other senior executives of the highest quality, competing for them in the global employment market and providing appropriate rewards directly linked to top performance.

In the last five years, the Company has honoured its promise regarding shareholder dilution. Grants of options under the AstraZeneca Share Option Plan worldwide have amounted to 2.71% (plus 0.45% under the old Zeneca 1994 Executive Share Option Scheme). Dilution under other share plans has been 0.36%.

During this time, the Company has intensified its action to align reward directly with performance. For example, the business performance report has been developed as described above. This contains the short and long term strategic objectives agreed annually with the Board and cascaded down throughout the Company; these are monitored quarterly and determine both short term bonus and long term awards. In addition, the reward of employees at all levels has become increasingly differentiated based on their individual performance.

In the review, the Remuneration Committee confirmed that the reward package of Executive Directors should be primarily benchmarked against major UK based companies with global operations similar to those of AstraZeneca, as opposed to

Details of Executive Directors’ service contracts at 31 December 2004

		Unexpired term at
Executive Director	Date of service contract	31 December 2004	Notice period

Sir Tom McKillop	11.01.96	One year	One year

Jonathan Symonds	20.05.98	One year	One year

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AstraZeneca Annual Report and	Directors' Remuneration Report	63
Form 20-F Information 2004

alignment with the global industry practice. However, in appropriately balancing the total package towards the delivery of award for demonstrable performance, bonuses and incentives should provide for upper quartile opportunity for upper quartile performance.

During 2004, the Remuneration Committee sought the views of major shareholders. As it is five years since the last major review, the Committee identified that the competitive market place in major UK companies had developed and shareholder expectations had also changed. The Remuneration Committee has taken the views of shareholders into account in formulating proposals which focus upon performance-related pay and strengthened the links to measures which are aligned to the creation of shareholder value. These proposals, primarily for the Senior Executive Team, are closely aligned to current best practice and include:

>	An increase in the annual bonus opportunity linked to a broader assessment of performance together with a requirement for the Senior Executive Team to defer a portion of their bonus earned into shares for a period of three years. As a result of the most recent consultation, the basis of determining the annual bonus for the Senior Executive Team will be changed. In the past, the whole of the bonus of the Chief Executive and 80% of those of the others was determined by reference to earnings per share. For 2005, 50% will be determined by earnings per share, 25% by measures relating to the individual’s particular area of responsibility and 25% by a balance of qualitative and quantitative measures which address the quality of business performance. The Remuneration Committee would reserve the right to modify the bonus outcome if it believed it did not reflect the underlying performance of the business.

>	The introduction of performance conditions on exercise of options granted under the AstraZeneca Share Option Plan with no re-test facility, in order to bring our policy in line with best practice.
>	A requirement for executives to hold shares equivalent to one-times salary, and to retain the net number of shares acquired under the AstraZeneca Share Option Plan for at least six months after the option is exercised.

>	Subject to a shareholder vote at the AGM, the introduction of a new performance share plan based on the Company’s total shareholder return relative to a global industry peer group. This test would be underpinned by the requirement of the Remuneration Committee to satisfy itself that any total shareholder return rewarded was a genuine reflection of the Company’s underlying performance and it would explain its reasoning in the subsequent Directors’ Remuneration Report.

The Board and the Remuneration Committee believe that bringing bonus and long term incentive opportunities closer to the market, subject to demanding performance conditions, will appropriately rebalance the proportion of reward so that variable performance-related pay is dominant and will significantly improve the Company’s ability to attract and retain executives of the quality necessary to lead AstraZeneca in the future.

Executive Directors’ service contracts
The service contracts of the current Executive Directors provide for a notice period of one year. For new Executive Directors, the Board would aim to negotiate a one year notice period. In exceptional circumstances, the initial notice period may be for longer than one year. In those circumstances, the Board would explain to shareholders the reasons why it believed a longer notice period was necessary and it would be the Board’s intention that it should be reduced to one year subsequently. At the time of the AGM on 28 April 2005, the unexpired term of Executive Directors’ service contracts will be a maximum of one year. The details of the Executive Directors’ individual service contracts are set out in the table on page 62. In the event of the termination of an Executive Director’s service contract, depending upon the circumstances, the Company may be liable to provide compensation to the Executive Director equivalent to the benefits which he or she would have received during the contractual notice period. For current Executive Directors, it is the Company’s expectation that any such liability would be calculated on the basis of one year’s base salary, target bonus and other benefits. The Company’s policy in the event of the termination of an Executive Director’s service contract is to avoid any liability to the Executive Director in excess of his or her contractual entitlement and aim to ensure that any liability is mitigated to the fullest extent possible.

Arrangements for Håkan Mogren and Åke Stavling
Håkan Mogren, formerly Executive Deputy Chairman, ceased to be an Executive Director and employee of the Company and became Non-Executive Deputy Chairman at the end of August 2003. Dr Mogren’s remuneration arrangements as a result of this change were considered and approved by the Remuneration Committee in 2003, based on existing contracts and practice, and were fully disclosed in the Directors' Remuneration Report for 2003. Under these arrangements, Dr Mogren received compensation from the Company which was paid on a monthly basis until the end of August 2004. The sum received by Dr Mogren in respect of this compensation in 2004 is included in the disclosure of Directors' emoluments on page 65.

Åke Stavling, formerly an Executive Director, left the Company at the end of January 2003. Mr Stavling’s leaving arrangements were considered and approved by the Remuneration Committee in 2002, based on existing contracts and practice, and were fully disclosed in the Directors' Remuneration Report for 2003. Under these arrangements, Mr Stavling is receiving compensation from the Company which is being paid on a monthly basis until the end of January 2005. The amount of this compensation is equivalent to two years' base annual salary. Mr Stavling was entitled to a notice period of two years under his service contract at the time he left the Company. The sum received by Mr Stavling in respect of this compensation in 2004 is included in the disclosure of Directors' emoluments on page 65.

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64	AstraZeneca Annual Report and	Directors' Remuneration Report
Form 20-F Information 2004

Directors’ Remuneration Report continued

Position of the Non-Executive Directors
None of the Non-Executive Directors has a service contract. They are not eligible for performance-related bonuses or the grant of share options. No pension contributions are made on their behalf. The fees payable to the Non-Executive Directors are set by a committee of the Board comprising the Executive Directors.

External appointments and retention of fees
With the specific approval of the Board in each case, Executive Directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

Sir Tom McKillop, Chief Executive, served as a Non-Executive Director of Lloyds TSB Group plc until 31 December 2004. He was appointed as a Non-Executive Director of BP p.l.c. on 1 July 2004. In respect of each position, he retained the fees paid to him for his services. In 2004, the total amount of such fees paid to him in respect of these services was £90,000.

Jonathan Symonds, Chief Financial Officer, served as a Non-Executive Director of QinetiQ Group plc until 30 June 2004. He was appointed as a Non-Executive Director of Diageo plc on 1 May 2004. In respect of each position, he retained the fees paid to him for his services. In 2004, the total amount of such fees paid to him in respect of these services was £55,500. Mr Symonds also receives and retains fees of £15,000 per annum for his position as a member of the UK Accounting Standards Board.

Directors’ emoluments in 2004
The Directors’ emoluments in 2004 are disclosed on pages 65 to 66.

Directors’ interests in shares
Details of the Directors’ interests in the Company’s Ordinary Shares are disclosed on pages 67 to 68.

Audit
The Directors’ emoluments in 2004 and the details of the Directors’ interests in the Company’s Ordinary Shares disclosed on pages 65 to 68 have been audited by the Company’s external auditor.

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AstraZeneca Annual Report and	Directors’ Remuneration Report	65
Form 20-F Information 2004

Directors’ emoluments in 2004
The aggregate remuneration, excluding pension contributions, paid to or accrued for all Directors and officers of the Company for services in all capacities during the year ended 31 December 2004 was £10 million ($17 million). Remuneration of individual Directors is set out below in sterling and US dollars. All salaries, fees and bonuses for Directors are established in sterling.

	Salary			Taxable			Total	Total		Total
	and fees		Bonuses	benefits	Other		2004	2003		2002
Sterling	£’000		£’000	£’000	£’000		£’000	£’000		£’000

Percy Barnevik	250		–	–	–		250	250		250

Sir Tom McKillop	958		430	1	22	[1]	1,411	1,790		1,479

Jonathan Symonds	559		314	7	90	[2]	970	1,071		909

Sir Peter Bonfield	76		–	–	–		76	74		46

John Buchanan	61		–	–	–		61	53		33	[4]

Jane Henney	54		–	–	–		54	49		60

Michele Hooper	43		–	–	–		43	19	[4]	–

Joe Jimenez	43		–	–	–		43	19	[4]	–

Håkan Mogren	29	[4]	–	–	450	[3]	479	1,246		1,347

Erna Möller	54		–	–	–		54	49		62

Dame Bridget Ogilvie	54		–	–	–		54	49		62

Louis Schweitzer	31	[4]	–	–	–		31	–		–

Marcus Wallenberg	46		–	–	–		46	46		42

Former Directors
Karl von der Heyden	19	[4]	–	–	–		19	55		47

Åke Stavling	–		–	–	435	[3]	435	489		835

Others	–		–	–	–		–	–		621

Total	2,277		744	8	997		4,026	5,259		5,793

[1] Relates to relocation allowances; [2]Payment for pension related tax liabilities; [3]Compensation payment; [4]Part year only.

	Salary			Taxable			Total	Total		Total
	and fees		Bonuses	benefits	Other		2004	2003		2002
US dollars	$’000		$’000	$’000	$’000		$’000	$’000		$’000

Percy Barnevik	455		–	–	–		455	403		373

Sir Tom McKillop	1,742		782	2	40	[1]	2,566	2,886		2,208

Jonathan Symonds	1,016		571	13	164	[2]	1,764	1,726		1,357

Sir Peter Bonfield	138		–	–	–		138	119		68

John Buchanan	111		–	–	–		111	86		49	[4]

Jane Henney	98		–	–	–		98	79		90

Michele Hooper	78		–	–	–		78	31	[4]	–

Joe Jimenez	78		–	–	–		78	31	[4]	–

Håkan Mogren	53	[4]	–	–	818	[3]	871	2,008		2,010

Erna Möller	98		–	–	–		98	79		93

Dame Bridget Ogilvie	98		–	–	–		98	79		93

Louis Schweitzer	56	[4]	–	–	–		56	–		–

Marcus Wallenberg	84		–	–	–		84	74		63

Former Directors
Karl von der Heyden	35	[4]	–	–	–		35	89		70

Åke Stavling	–		–	–	791	[3]	791	788		1,246

Others	–		–	–	–		–	–		927

Total	4,140		1,353	15	1,813		7,321	8,478		8,647

[1] Relates to relocation allowances; [2] Payment for pension related tax liabilities; [3] Compensation payment; [4] Part year only.

As described fully in the AstraZeneca Annual Report and Form 20-F Information 2003 and noted on page 63 of the Directors’ Remuneration Report for 2004, compensation payments to Håkan Mogren and Åke Stavling were £450,000 ($818,000) and £435,000 ($791,000), respectively and are included within Other in the above tables.

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66	AstraZeneca Annual Report and	Directors’ Remuneration Report
Form 20-F Information 2004

Directors’ Remuneration Report continued

Directors’ emoluments in 2004 (continued)

The remuneration of Directors is or was in the case of former Directors (with minor exceptions) established in sterling and has been converted into US dollars in the second table on page 65 at the average exchange rate for the year in question. These rates were:

GBP/USD

2002	0.67

2003	0.62

2004	0.55

Some Directors and officers were also granted options to subscribe for Ordinary Shares under the Company’s share option plans. Details of share options granted to, and exercised by, Directors and the aggregate of gains realised on exercised options in the year are given on page 68.

No Director or officer has a family relationship with any other Director or officer.

Pensions
Pensions are payable to Directors in sterling. For ease of understanding, the whole table has been presented in both sterling and dollars using the exchange rates for 2004 set out above.

Executive Directors’ Pension Arrangements		Sir Tom McKillop	Jonathan Symonds	Sir Tom McKillop	Jonathan Symonds
(per annum)		£’000	£’000	$’000	$’000

Defined Benefit Arrangements
1.	Accrued pension at 1 January 2004	575	214	1,046	389

2.	Increase in accrued pension
	during year as a result of inflation	18	7	33	13

3.	Adjustment to accrued pension as a result
	of salary increase relative to inflation	9	2	16	4

4.	Increase in accrued pension as a
	result of additional service	–	11	–	20

5.	Accrued pension at 31 December 2004	602	234	1,095	426

6.	Employee contributions during year	–	20	–	36

7.	Transfer value of accrued pension
	at 31 December 2003	10,773	1,879	19,587	3,416

8.	Transfer value of accrued pension
	at 31 December 2004	11,585	2,190	21,064	3,982

9.	Change in transfer value during
	the period less employee contributions	812	291	1,477	530

10.	Age at 31 December 2004	61 9/12	45 10/12	61 9/12	45 10/12

11.	Pensionable service (years)	35 3/12	24 4/12	35 3/12	24 4/12

Transactions with Directors There were no material recorded transactions between the Company and the Directors during 2004 or 2003.

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AstraZeneca Annual Report and	Directors’ Remuneration Report	67
Form 20-F Information 2004

Graph showing total shareholder return
The UK Directors’ Remuneration Report Regulations 2002 require the inclusion in the Directors’ Remuneration Report of a graph showing total shareholder return (TSR) over a five year period in respect of a holding of the Company’s shares, plotted against TSR in respect of a hypothetical holding of shares of a similar kind and number by reference to which a broad equity market index is calculated. This illustrates the Company’s TSR performance against the broad equity market index selected. The Company is a member of the FTSE 100 Index and consequently, for the purposes of this graph which is set out below, we have selected the FTSE 100 Index as the appropriate index.

Directors’ interests in shares
The interests at 31 December 2004 or on date of retirement of the persons who on that date were Directors (including the interests of their families) in shares and debentures of AstraZeneca PLC are shown below, all of which were beneficial except as otherwise stated. None of the Directors has a beneficial interest in the shares of any of the Company’s subsidiaries.

	Interest in		Interest in
	Ordinary Shares		Ordinary Shares
	at 1 Jan 2004	Net shares	at 31 Dec 2004
	or appointment	acquired/	or resignation
	date	(disposed)	date

Louis Schweitzer	4,000	–	4,000

Percy Barnevik	50,000	–	50,000

Håkan Mogren	62,164	–	62,164

Sir Tom McKillop	77,835	–	77,835

Jonathan Symonds	10,929	–	10,929

Sir Peter Bonfield	500	–	500

John Buchanan	500	–	500

Jane Henney	500	–	500

Michele Hooper	500	–	500

Joe Jimenez	500	–	500

Erna Möller	2,718	–	2,718

Dame Bridget Ogilvie	500	–	500

Marcus Wallenberg	74,504	(3,622)	70,882

Former Directors
Karl von der Heyden	20,000	–	20,000

No Director or senior executive beneficially owns, or has options over, 1% or more of the outstanding shares of the Company, nor do they have different voting rights to other shareholders.

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68	AstraZeneca Annual Report and	Directors’ Remuneration Report
Form 20-F Information 2004

Directors’ Remuneration Report continued

The interests of Directors and former Directors in options to subscribe for Ordinary Shares of the Company, which include options granted under the AstraZeneca Savings-Related Share Option Scheme, together with options granted and exercised during the year, are included in the following table:

			Exercise		Market price
		No. of shares	price		at date of	First date		Last date
		under option	per share	†	exercise	exercisable	*	exercisable	*

Håkan Mogren	At 1 Jan 2004	244,896	2848	p		13.12.02		24.03.13
	– market price above option price	65,551	2231	p		25.03.06		24.03.13
	– market price below option price	179,345	3073	p		13.12.02		27.03.12
	At 31 Dec 2004	244,896	2848	p		13.12.02		24.03.13
	– market price above option price	–
	– market price below option price	244,896	2848	p		13.12.02		24.03.13

Sir Tom McKillop	At 1 Jan 2004	453,242	2555	p		27.03.98		24.03.13
	– market price above option price	256,350	2013	p		27.03.98		24.03.13
	– market price below option price	196,892	3260	p		16.03.03		27.03.12
	Granted	118,622	2529	p		26.03.07		25.03.14
	At 31 Dec 2004	571,864	2549	p		27.03.98		25.03.14
	– market price above option price	79,184	1311	p		27.03.98		03.04.07
	– market price below option price	492,680	2748	p		26.03.01		25.03.14

Jonathan Symonds	At 1 Jan 2004	208,388	2691	p		01.10.00		24.03.13
	– market price above option price	121,444	2271	p		01.10.00		24.03.13
	– market price below option price	86,944	3277	p		23.08.03		27.03.12
	Granted	44,049	2529	p		26.03.07		25.03.14
	Granted	418	2262	p		01.12.07		31.05.08
	At 31 Dec 2004	252,855	2662	p		01.10.00		25.03.14
	– market price above option price	–
	– market price below option price	252,855	2662	p		01.10.00		25.03.14

†	Exercise prices are weighted averages.
*	First and last exercise dates of groups of options, within which periods there are shorter exercise periods.

In addition to the above, the following Directors or former Directors held options under the Astra Shareholder Value Incentive Plan which were converted into options over AstraZeneca shares on completion of the merger based on an exchange ratio of 0.5045 AstraZeneca options for each Astra option held. No further options have been or will be granted under the scheme:

Astra SVIP Options

			Exercise		Market price
		No. of shares	price		at date of	First date		Last date
		under option	per share	†	exercise	exercisable	*	exercisable	*

Håkan Mogren	At 1 Jan 2004	16,288	429.38SEK			06.04.99		23.01.06
	– market price above option price	–
	– market price below option price	16,288	429.38SEK			06.04.99		23.01.06
	At 31 Dec 2004	16,288	429.38SEK			06.04.99		23.01.06
	– market price above option price	–
	– market price below option price	16,288	429.38SEK			06.04.99		23.01.06

†	Exercise prices are weighted averages.
*	First and last exercise dates of groups of options, within which periods there are shorter exercise periods.

The aggregate amount of gains made by Directors on the exercise of share options during the year amounted to $nil (2003 $0.5 million, 2002 $0.4 million) and the gains made by the highest paid Director were $nil (2003 $470,000, 2002 $nil). The market price of shares trading on the London Stock Exchange at 31 December 2004 was 1889 pence and the range during 2004 was 1863 pence to 2749 pence. The market price of shares trading on the Stockholm Stock Exchange at 31 December 2004 was 241.50 SEK and the range during 2004 was 237.50 SEK to 374.00 SEK. The Register of Directors’ Interests (which is open to inspection) contains full details of Directors’ shareholdings and options to subscribe for Ordinary Shares.

On behalf of the Board
G H R Musker
Group Secretary and Solicitor
27 January 2005

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70	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Preparation of the Financial Statements and Directors’ Responsibilities

The Directors are required by UK company law to prepare for each accounting period financial statements which give a true and fair view of the state of affairs of the Group and the Company as at the end of the accounting period and of the profit or loss for that period. In preparing the financial statements, the Directors are required to select suitable accounting policies and apply them consistently and make reasonable and prudent judgements and estimates. Applicable accounting standards also have to be followed and a statement made to that effect in the financial statements, subject to any material departures being disclosed and explained in the notes to the financial statements. The Directors are required to prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business. The Directors are responsible for ensuring proper accounting records are kept which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for taking reasonable steps to safeguard the assets of the Group and the Company and prevent and detect fraud and other irregularities.

Basis of Consolidation and Presentation of Financial Information

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AstraZeneca has adopted the provisions of UITF 38 ‘Accounting for ESOP Trusts’ in the current year. There was no effect on results and the effect on net assets was not significant.

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AstraZeneca Annual Report and Form 20-F Information 2004	Financial Statements	71

Independent Auditor’s Report to the Members of AstraZeneca PLC

We have audited the Financial Statements on pages 72 to 135. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor
The Directors are responsible for preparing the Annual Report and Form 20-F Information and the Directors’ Remuneration Report. As described on page 70 this includes responsibility for preparing the Financial Statements in accordance with applicable UK law and accounting standards; the Directors have also presented additional information under US requirements. Our responsibilities, as independent auditor, are established in the UK by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession’s ethical guidance.

We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on page 52 reflects the Company’s compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Form 20-F Information, including the corporate governance statement and consider whether it is consistent with the audited Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Directors’ Remuneration Report to be audited.

Opinion
In our opinion

>	the Financial Statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and
>	the Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

27 January 2005

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

The above opinion is provided in compliance with UK requirements. An opinion in accordance with auditing standards of the Public Company Accounting Oversight Board in the US will be included in the Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Accounting principles generally accepted in the UK vary in certain significant respects from accounting principles generally accepted in the US. Information relating to the nature and effect of such differences is presented on pages 125 to 135.

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72	AstraZeneca Annual Report and Form 20-F Information 2004	Financial Statements

Group Profit and Loss Account for the year ended 31 December

		Before
		exceptional	Exceptional	2004
		items	items	Total
	Notes	$m	$m	$m

Group turnover		21,426	–	21,426

Operating costs	1	(16,971)	–	(16,971)

Other operating income	1	315	–	315

Group operating profit	1	4,770	–	4,770

Share of operating profits of joint venture	2	–	–	–

Profit on sale of interest in joint venture	3	–	219	219

Dividend income		6	–	6

Profit on ordinary activities before interest		4,776	219	4,995

Net interest	4	90	–	90

Profit on ordinary activities before taxation		4,866	219	5,085

Taxation	5	(1,321)	67	(1,254)

Profit on ordinary activities after taxation		3,545	286	3,831

Attributable to minorities		(18)	–	(18)

Net profit for the financial year		3,527	286	3,813

Dividends to shareholders	6			(1,555)

Profit retained for the financial year				2,258

Earnings per $0.25 Ordinary Share before exceptional items	7	$2.11	–	$2.11

Earnings per $0.25 Ordinary Share (basic)	7	$2.11	$0.17	$2.28

Earnings per $0.25 Ordinary Share (diluted)	7	$2.11	$0.17	$2.28

Weighted average number of Ordinary Shares in issue (millions)	7			1,673

All activities were in respect of continuing operations. There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before taxation.

Group Statement of Total Recognised Gains and Losses for the year ended 31 December

		2004
	Notes	$m

Net profit for the financial year		3,813

Foreign exchange adjustments on consolidation	20	713

Tax on foreign exchange adjustments on consolidation	20	379

Translation differences on foreign currency borrowings	20	–

Tax on translation differences on foreign currency borrowings	20	–

Total recognised gains and losses relating to the financial year		4,905

Tax on foreign exchange adjustments on consolidation in 2004 includes a credit of $357m in respect of foreign exchange losses arising in 2000 (see Note 5).

$m means millions of US dollars

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AstraZeneca Annual Report and Form 20-F Information 2004	Financial Statements	73

Before			Before
exceptional	Exceptional	2003	exceptional	Exceptional	2002
items	items	Total	items	items	Total
$m	$m	$m	$m	$m	$m

18,849	–	18,849	17,841	–	17,841

(14,938)	–	(14,938)	(13,728)	(350)	(14,078)

200	–	200	243	–	243

4,111	–	4,111	4,356	(350)	4,006

–	–	–	–	–	–

–	–	–	–	–	–

2	–	2	1	–	1

4,113	–	4,113	4,357	(350)	4,007

89	–	89	30	–	30

4,202	–	4,202	4,387	(350)	4,037

(1,143)	–	(1,143)	(1,177)	–	(1,177)

3,059	–	3,059	3,210	(350)	2,860

(23)	–	(23)	(24)	–	(24)

3,036	–	3,036	3,186	(350)	2,836

		(1,350)			(1,206)

		1,686			1,630

$1.78	–	$1.78	$1.84	–	$1.84

$1.78	–	$1.78	$1.84	($0.20)	$1.64

$1.78	–	$1.78	$1.84	($0.20)	$1.64

		1,709			1,733

2003	2002
$m	$m

3,036	2,836

1,361	971

66	135

–	6

–	(2)

4,463	3,946

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74	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Group Balance Sheet at 31 December

		2004	2003
	Notes	$m	$m

Fixed assets
Tangible fixed assets	9	8,083	7,536

Goodwill and intangible assets	10	2,826	2,884

Fixed asset investments	11	267	220

		11,176	10,640

Current assets
Stocks	12	3,020	3,022

Debtors	13	6,274	5,960

Short term investments	14	4,091	3,218

Cash		1,055	733

		14,440	12,933

Total assets		25,616	23,573

Creditors due within one year
Short term borrowings and overdrafts	15	(142)	(152)

Other creditors	16	(7,640)	(7,543)

		(7,782)	(7,695)

Net current assets		6,658	5,238

Total assets less current liabilities		17,834	15,878

Creditors due after more than one year
Loans	17	(1,030)	(303)

Other creditors	16	(78)	(52)

		(1,108)	(355)

Provisions for liabilities and charges	19	(2,207)	(2,266)

Net assets		14,519	13,257

Capital and reserves
Called-up share capital	34	411	423

Share premium account	21	550	449

Capital redemption reserve	21	36	23

Merger reserve	21	433	433

Other reserves	21	1,382	1,401

Profit and loss account	21	11,606	10,449

Shareholders’ funds – equity interests	20	14,418	13,178

Minority equity interests		101	79

Shareholders’ funds and minority interests		14,519	13,257

The Financial Statements on pages 72 to 135 were approved by the Board of Directors on 27 January 2005 and were signed on its behalf by:

Sir Tom McKillop	Jonathan Symonds
Director	Director

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AstraZeneca Annual Report and	Financial Statements	75
Form 20-F Information 2004

Statement of Group Cash Flow for the year ended 31 December

		2004	2003	2002
	Notes	$m	$m	$m

Cash flow from operating activities
Net cash inflow from trading operations	22	6,069	4,617	5,686

Cash outflow related to exceptional items	23	(8)	(391)	(93)

Net cash inflow from operating activities		6,061	4,226	5,593

Returns on investments and servicing of finance
Interest received		119	117	142

Interest paid		(62)	(32)	(96)

Dividends received		6	2	–

Dividends paid by subsidiaries to minority interests		(5)	(11)	(11)

		58	76	35

Tax paid		(1,246)	(886)	(795)

Capital expenditure and financial investment
Cash expenditure on tangible fixed assets	9	(1,063)	(1,282)	(1,340)

Cash expenditure on intangible assets		(151)	(233)	(268)

Cash expenditure on fixed asset investments		(117)	(120)	(1)

Disposals of fixed assets		35	38	66

		(1,296)	(1,597)	(1,543)

Acquisitions and disposals
Disposals of business operations	24	355	80	–

Equity dividends paid to shareholders		(1,378)	(1,222)	(1,234)

Net cash inflow before management of liquid resources and financing	26	2,554	677	2,056

Management of liquid resources and financing
Movement in short term investments and fixed deposits (net)	26	(862)	771	(806)

Financing	27	727	(345)	(118)

Net share re-purchases	27	(2,110)	(1,107)	(1,154)

Increase/(decrease) in cash in the year	25	309	(4)	(22)

Cash (inflow)/outflow from (increase)/decrease in loans and short term borrowings		(727)	345	118

Cash outflow/(inflow) from increase/(decrease) in short term investments		862	(771)	806

Change in net funds resulting from cash flows		444	(430)	902

Exchange movements		34	82	75

Movement in net funds		478	(348)	977

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76	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Accounting Policies

Basis of accounting
The Financial Statements are prepared under the historical cost convention, modified to include the revaluation to market value of certain current asset investments held by Group subsidiaries as described below, in accordance with the Companies Act 1985 and UK generally accepted accounting principles (UK GAAP). Where there are significant differences to US GAAP these have been described in the US GAAP section on pages 125 to 135. The following paragraphs describe the main accounting policies under UK GAAP, which have been applied consistently. The accounting policies of some overseas subsidiaries and associated undertakings do not conform with UK GAAP and, where appropriate, adjustments are made on consolidation in order to present the Group Financial Statements on a consistent basis.

AstraZeneca’s management considers the following to be the most important accounting policies in the context of the Group’s operations.

Turnover
Turnover excludes intercompany turnover and value added taxes and represents net invoice value less estimated rebates, returns and settlement discounts. Revenue is recognised at the point at which title passes.

Research and development
Internally generated research and development expenditure is charged to profit in the year in which it is incurred.

Goodwill and intangible assets
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. Goodwill arising on acquisitions since 1998 is capitalised and amortised over its estimated useful life (generally not exceeding 20 years). Goodwill is reviewed for impairment when there are indications that the carrying value may not be recoverable. The Group’s policy up to and including 1997 was to eliminate goodwill arising upon acquisitions against reserves. Such goodwill will remain eliminated against reserves until disposal or termination of the previously acquired business (including the planned disposal or termination when there are indications that the value of the goodwill has been permanently impaired), when the profit or loss on disposal or termination will be calculated after charging the gross amount, at current exchange rates, of any such goodwill.

Intangible assets, including patents acquired, are capitalised and amortised over their estimated useful lives (generally not exceeding 20 years), in line with the benefits accruing. If related products fail, the remaining unamortised amounts are immediately written off to revenue expense. Finance costs and internally developed intangible assets are not capitalised. All intangible assets are reviewed for impairment when there are indications that the carrying value may not be recoverable.

Post-retirement benefits
The pension costs relating to UK retirement plans are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plans, which it is intended should remain as a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans. Retirement plans of non-UK subsidiaries are accounted for in accordance with local conditions and practice. With minor exceptions, these subsidiaries recognise the expected cost of providing pensions on a systematic basis over the average remaining service lives of employees in accordance with the advice of independent qualified actuaries. The costs of providing post-retirement benefits other than pensions (principally healthcare) are charged to the profit and loss account on a consistent basis over the average service lives of employees. Such costs are assessed in accordance with the advice of independent qualified actuaries. AstraZeneca has adopted the disclosure requirements of FRS 17.

Foreign currencies
Profit and loss accounts in foreign currencies are translated into US dollars at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the Group balance sheet.

Exchange gains and losses on short term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated Financial Statements, exchange differences arising on consolidation of the net investments in subsidiaries, joint ventures and associates, together with those on relevant foreign currency loans, are taken directly to reserves via the statement of total recognised gains and losses.

Taxation
The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Full provision is made for the effects of these differences. Deferred tax asset valuation allowances are made where it is more likely than not that the asset will not be realised in the future. These valuations require judgements to be made including the forecast of future taxable income. Deferred tax balances are not discounted.

Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues and exposures. Tax benefits are not recognised unless the tax positions will probably be sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of that benefit on the basis of potential settlement through negotiation and/or litigation.

Any recorded exposure to interest on tax liabilities is provided for in the tax charge. All provisions are included in creditors due within one year.

No provision is made for unremitted earnings of foreign subsidiaries where there is no commitment to remit such earnings and where there is a plan to permanently reinvest such earnings. No provision is made for rolled over capital gains.

Tangible fixed assets
AstraZeneca’s policy is to write off the difference between the cost of each tangible fixed asset in use and its residual value evenly over its estimated remaining life. Assets under construction are not depreciated. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate

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AstraZeneca Annual Report and Form 20-F Information 2004	Financial Statements	77

average asset lives exactly. However, the total lives range from approximately 13 to 50 years for buildings, and three to 15 years for plant and equipment. All tangible fixed assets are reviewed for impairment when there are indications that the carrying value may not be recoverable.

Leases
Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included, as appropriate, under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred.

Investments
An associate is an undertaking, not being a subsidiary or joint venture, in which AstraZeneca has a participating interest and over whose commercial and financial policy decisions AstraZeneca exercises significant influence.

A joint venture is an entity in which AstraZeneca holds an interest on a long term basis and which is jointly controlled by AstraZeneca and one or more other venturers under a contractual arrangement.

AstraZeneca’s share of the profits less losses of all significant joint ventures and associates is included in the Group profit and loss account on the equity accounting basis or, in the case of joint ventures, the gross equity accounting basis. The holding value of significant associates and joint ventures in the Group balance sheet is calculated by reference to AstraZeneca’s equity in the net assets of such associates and joint ventures, as shown by the most recent accounts available, adjusted where appropriate and including goodwill on acquisitions made since 1 January 1998.

Fixed asset investments are stated at cost and reviewed for impairment if there are indications that the carrying value may not be recoverable.

Current asset investments held by the Group’s insurance company subsidiaries, to the extent that they are actively matched against insurance liabilities, are valued at market value and unrealised gains and losses are taken directly to reserves via the statement of total recognised gains and losses. Realised gains and losses are taken to the profit and loss account.

Contingent liabilities
Through the normal course of business, AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Group. Provision is made where an adverse outcome is probable and associated costs can be estimated reliably.

AstraZeneca is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when there is a present obligation, it is probable that expenditure on remedial work will be required and a reliable estimate can be made of the cost.

Stock valuation
Stocks are stated at the lower of cost or net realisable value. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as estimated selling price less costs of disposal.

Principal financial instruments
Forward foreign exchange contracts for existing transactions are revalued to year end spot rates and the gains/losses arising are recognised in the Group profit and loss account. Interest differentials are amortised on a straight line basis over the life of the contract.

The gains/losses on forward foreign exchange contracts and currency option contracts hedging anticipated exposures are deferred until the date the underlying transaction being hedged is completed.

Interest rate swaps are accounted for on an accruals basis. Cross-currency swaps are translated at year end exchange rates; gains/losses arising are included in the measurement of the related liabilities and dealt with in the Group profit and loss account or reserves as appropriate.

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78
	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements

1 Group operating profit

	Before
	exceptional	Exceptional	2004
	items	items	Total
	$m	$m	$m

Group turnover	21,426	–	21,426

Operating costs
Cost of sales	(5,150)	–	(5,150)

Distribution costs	(177)	–	(177)

Research and development	(3,803)	–	(3,803)

Selling, general and administrative expenses	(7,841)	–	(7,841)

	(16,971)	–	(16,971)

Other operating income
Royalties	95	–	95

Other income	220	–	220

	315	–	315

Cost of sales includes charges against stock and prepayments in respect of Exanta and Iressa totalling $195m. Other income includes gains arising from disposals under ongoing product and investment rationalisation programmes.

Group operating profit	4,770	–	4,770

Charges included above
– for depreciation	(916)	–	(916)

– for amortisation	(311)	–	(311)

– for impairment	(41)	–	(41)

Gross profit, as defined by the Companies Act 1985	16,276	–	16,276

The charge for impairment arises from writing off fixed assets and goodwill associated with Iressa and Exanta.

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AstraZeneca Annual Report and Form 20-F Information 2004	Financial Statements	79

Before			Before
exceptional	Exceptional	2003	exceptional	Exceptional	2002
items	items	Total	items	items	Total
$m	$m	$m	$m	$m	$m

18,849	–	18,849	17,841	–	17,841

(4,469)	–	(4,469)	(4,520)	–	(4,520)

(162)	–	(162)	(141)	–	(141)

(3,451)	–	(3,451)	(3,069)	–	(3,069)

(6,856)	–	(6,856)	(5,998)	(350)	(6,348)

(14,938)	–	(14,938)	(13,728)	(350)	(14,078)

90	–	90	113	–	113

110	–	110	130	–	130

200	–	200	243	–	243

4,111	–	4,111	4,356	(350)	4,006

(986)	–	(986)	(705)	–	(705)

(304)	–	(304)	(255)	–	(255)

–	–	–	–	–	–

14,380		14,380	13,321	–	13,321

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80	AstraZeneca Annual Report and	Finanancial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

2	Share of turnover and operating profits of joint venture

	2004	2003	2002
	$m	$m	$m

Share of joint venture turnover	227	208	191

There was no share of operating profits of the joint venture attributable to the Group.

On 1 September 2004, the Group disposed of its interest in the ordinary share capital of Advanta BV, its only major joint venture. The profit on disposal is shown in Note 3.

3	Exceptional items
	2004	2003	2002
	$m	$m	$m

Accrual related to Zoladex investigation	–	–	(350)

Exceptional items included in operating profit	–	–	(350)

Profit on sale of interest in joint venture	219	–	–

Total exceptional items before taxation	219	–	(350)

Net taxation credit	67	–	–

Total exceptional items after taxation	286	–	(350)

The profit on sale of interest in joint venture relates to the disposal of the Group’s interest in the ordinary share capital of Advanta BV. There is a tax credit of $9m arising on costs associated with the disposal.

As set out in more detail in Note 5, the Company announced on 20 June 2003 a settlement of the US Department of Justice investigation into the US sales and marketing practices for Zoladex (goserelin acetate implant). Negotiations towards this settlement were sufficiently advanced to recognise an exceptional charge of $350m at 31 December 2002. An agreement has been reached with the US tax authorities that $170m of the settlement is deductible for tax purposes. Consequently an exceptional tax credit of $58m has been recorded in 2004.

These items are regarded as exceptional due to their unusual and non-recurring nature. There were no exceptional items in 2003.

4	Net interest

	2004	2003	2002
	$m	$m	$m

Interest receivable and similar income from investments
Securities	10	21	21

Short term deposits	81	75	90

Gain on disposal of interest rate swap	30	–	–

Exchange gains	15	19	6

	136	115	117

Interest payable and similar charges
Loan interest	(30)	(7)	(10)

Interest on short term borrowings and other financing costs	(16)	(16)	(51)

Discount on liability	–	(3)	(10)

Exchange losses	–	–	(16)

	(46)	(26)	(87)

Net interest receivable	90	89	30

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AstraZeneca Annual Report and	Finanancial Statements	81
Form 20-F Information 2004

5	Taxation

Profit on ordinary activities before taxation, as shown in the Group profit and loss account, was as follows:
	2004	2003	2002
	$m	$m	$m

UK	1,123	879	741

Overseas	3,962	3,323	3,296

	5,085	4,202	4,037

Taxes on profit on ordinary activities were as follows:

UK taxation

Corporation tax	379	142	165

Double taxation relief	(22)	(23)	(29)

Adjustments in respect of prior periods	(178)	–	–

Deferred taxation	45	102	24

	224	221	160

Overseas taxation

Overseas taxes	992	783	929

Adjustments in respect of prior periods	7	26	(51)

Deferred taxation	31	113	139

	1,030	922	1,017

Tax on profit on ordinary activities	1,254	1,143	1,177

UK and overseas taxation has been provided at current rates on the profits earned for the periods covered by the Group Financial Statements. The prior period adjustment in respect of UK taxation relates to the settlement of a number of tax issues covering several accounting periods including merger costs, divestment provisions and fixed asset valuations. Deferred tax profit and loss account amounts arise principally in respect of the origination and reversal of timing differences. To the extent that dividends remitted from overseas subsidiaries, joint ventures and associates are expected to result in additional taxes, appropriate amounts have been provided for. No deferred tax has been provided for unremitted earnings of Group companies overseas as these are, in the main, considered permanently employed in the businesses of these companies and, in the case of joint ventures and associates, the taxes would not be material. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled approximately $11,073m at 31 December 2004 (2003 $9,381m). Unremitted earnings may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends.

Exceptional items included in tax on profit on ordinary activities:

	2004	2003	2002
	$m	$m	$m

Tax credit on exceptional items*	(67)	–	–

* Includes deferred tax relief of $9m (2003 $nil, 2002 $nil).

The tax credit on exceptional items includes an amount of $58m arising from an agreement with the US tax authority to allow $170m of the Zoladex settlement (originally accrued in 2002 and paid in 2003) as deductible for tax. There is also a tax credit of $9m arising on costs associated with the disposal of Advanta BV.

Statement of total recognised gains and losses
In certain circumstances, tax charges or credits on currency translation differences on foreign currency borrowings are taken to reserves via the statement of total recognised gains and losses. The tax charge on such currency translation differences amounted to $nil in 2004 (2003 $nil, 2002 $2m) and has been reported in the statement of total recognised gains and losses. The tax credit on other consolidation exchange adjustments taken to reserves amounted to $22m in 2004 (2003 $66m, 2002 $135m).

The movement in reserves via the statement of total recognised gains and losses also includes a tax credit of $357m, arising from agreement with the tax authorities to allow a proportion of certain foreign exchange losses arising on intra-group balances in 2000.

Factors affecting future tax charges
As a group involved in worldwide operations, AstraZeneca is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing policies and tax levels imposed. A number of material items currently under audit and negotiation are set out in detail in Note 30.

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82	AstraZeneca Annual Report and	Finanancial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

5	Taxation (continued)

Tax reconciliation to UK statutory rate
The table shown below reconciles the UK statutory tax charge to the Group’s current tax charge on profit on ordinary activities before taxation.

	2004	2003	2002
	$m	$m	$m

Profit on ordinary activities before taxation	5,085	4,202	4,037

Notional taxation charge at UK corporation tax rate
of 30% (30% for 2003, 30% for 2002)	1,525	1,261	1,211

Differences in effective overseas tax rates	55	159	141

Capital allowances/tax reliefs in excess of depreciation	(33)	(291)	(291)

Untaxed reserves	(186)	(51)	(75)

Other timing differences	145	(168)	35

Items not deductible for tax purposes	38	80	49

Items not chargeable for tax purposes	(71)	(88)	(110)

Adjustments in respect of prior periods	(171)	26	(51)

Exceptional items	(124)	–	105

Current tax charge for the year	1,178	928	1,014

Balance sheet
	2004	2003	2002
	$m	$m	$m

Deferred taxation (liability)/asset movement
At beginning of year	(693)	(359)	(212)

Profit and loss account	(76)	(215)	(163)

Statement of total recognised gains and losses	78	–	155

Disposal of subsidiary undertakings	4	13	–

Exchange	(112)	(132)	(139)

At end of year	(799)	(693)	(359)

Debtors – amount due within one year (Note 13)	623	732	625

Debtors – amount due after more than one year (Note 13)	159	165	226

Provisions (Note 19)	(1,581)	(1,590)	(1,210)

	(799)	(693)	(359)

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AstraZeneca Annual Report and Form 20-F Information 2004	Financial Statements	83

5	Taxation (continued)

Deferred taxation
The amounts of deferred taxation accounted for in the Group balance sheet, before netting off of balances within countries, comprised the following deferred tax liabilities and assets:

	2004 $m	2003 $m

Deferred tax liabilities
UK fixed assets	609	501

Non-UK fixed assets	767	735

Interest accruals	28	18

Untaxed reserves	360	137

Pension and post-retirement benefits	194	86

Other	89	175

	2,047	1,652

Deferred tax assets
Intercompany inventory transfers	643	527

Non-UK fixed assets	44	28

Accrued expenses	384	238

Pension and post-retirement benefits	94	55

Other	83	111

	1,248	959

Deferred tax liability (net)	(799)	(693)

No provision has been made, in accordance with FRS 19, for rolled over gains amounting to $106m (2003 $131m, 2002 $118m).

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84	AstraZeneca Annual Report and Form 20-F Information 2004	Financial Statements

Notes to the Financial Statements continued

6	Dividends to shareholders

	2004	2003	2002	2004	2003	2002
	Per	Per	Per
	share	share	share	$m	$m	$m

Interim, paid on 20 September 2004	$0.295	$0.255	$0.230	494	436	398

Second interim, to be confirmed as final,
payable 21 March 2005	$0.645	$0.540	$0.470	1,061	914	808

	$0.940	$0.795	$0.700	1,555	1,350	1,206

7	Earnings per $0.25 Ordinary Share

	2004	2003	2002

Net profit for the financial year before exceptional items ($m)	3,527	3,036	3,186

Exceptional items after tax ($m) (see Note 3)	286	–	(350)

Net profit for the financial year ($m)	3,813	3,036	2,836

Earnings per Ordinary Share before exceptional items	$2.11	$1.78	$1.84

Earnings/(loss) per Ordinary Share on exceptional items	$0.17	–	($0.20)

Earnings per Ordinary Share	$2.28	$1.78	$1.64

Diluted earnings per Ordinary Share before exceptional items	$2.11	$1.78	$1.84

Diluted earnings/(loss) per Ordinary Share on exceptional items	$0.17	–	($0.20)

Diluted earnings per Ordinary Share	$2.28	$1.78	$1.64

Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,673	1,709	1,733

Dilutive impact of share options outstanding (millions)	2	3	2

Diluted average number of Ordinary Shares in issue (millions)	1,675	1,712	1,735

There are no options, warrants or rights outstanding in respect of unissued shares except for employee share option schemes. The number of options outstanding and the weighted average exercise price of these options is shown in Note 29. The earnings figures used in the calculations above are unchanged for diluted earnings per Ordinary Share. Earnings per Ordinary Share before exceptional items have been calculated to eliminate the impact of exceptional items on the results of the business.

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AstraZeneca Annual Report and Form 20-F Information 2004	Financial Statements	85

8	Segment information

The Group’s activities are in one class of business, pharmaceuticals. There are no other significant classes of business, either singularly or in aggregate.

Geographic areas
The tables below show information by geographic area and, for turnover and tangible fixed assets, material countries. The figures show the turnover, operating profit and profit on ordinary activities before interest and taxation made by companies located in that area/country, together with net operating assets and tangible fixed assets owned by the same companies; export sales and the related profit are included in the area/country from which those sales were made.

			Turnover

	2004	2003	2002
	$m	$m	$m

UK
External	1,108	928	872

Intra-Group	4,927	3,060	3,092

	6,035	3,988	3,964

Continental Europe
Belgium	325	260	225

France	1,569	1,420	1,111

Germany	961	852	682

Italy	922	824	676

The Netherlands	205	174	226

Spain	709	606	461

Sweden	723	685	619

Others	1,419	1,227	1,028

Intra-Group	3,545	2,606	1,646

	10,378	8,654	6,674

The Americas
Canada	876	712	570

US	9,604	8,720	9,325

North America	10,480	9,432	9,895

Others	420	339	334

Intra-Group	484	375	235

	11,384	10,146	10,464

Asia, Africa & Australasia
Australia	451	364	273

Japan	1,364	1,136	960

Others	770	602	479

Intra-Group	39	35	30

	2,624	2,137	1,742

Continuing operations	30,421	24,925	22,844

Intra-Group eliminations	(8,995)	(6,076)	(5,003)

	21,426	18,849	17,841

Export sales from the UK totalled $5,489m for the year ended 31 December 2004 (2003 $3,490m, 2002 $3,368m). In the US, sales to three wholesalers accounted for approximately 80% of our US sales.

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86	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

8	Segment information (continued)

					Profit on ordinary
		Operating profit			activities before
		after exceptional items			interest and taxation

	2004	2003	2002	2004	2003	2002
Profit from	$m	$m	$m	$m	$m	$m

UK	1,074	810	672	1,076	812	673

Continental Europe	2,229	2,241	1,689	2,452	2,241	1,689

The Americas	1,192	816	1,473	1,192	816	1,473

Asia, Africa & Australasia	275	244	172	275	244	172

Continuing operations	4,770	4,111	4,006	4,995	4,113	4,007

		Net operating assets*

	2004	2003	2002
	$m	$m	$m

UK	4,429	4,146	3,101

Continental Europe	5,483	5,771	4,805

The Americas	2,336	1,931	1,004

Asia, Africa & Australasia	1,194	1,033	958

Continuing operations	13,442	12,881	9,868

* Net operating assets exclude short term investments, cash, short term borrowings, loans and non-operating debtors and creditors.

		Tangible fixed assets

	2004	2003	2002
	$m	$m	$m

UK	2,655	2,502	2,319

Sweden	2,359	2,122	1,626

US	1,153	1,095	1,031

Others	1,916	1,817	1,621

Continuing operations	8,083	7,536	6,597

Geographic markets
The table below shows turnover in each geographic market in which customers are located.

	2004	2003	2002
	$m	$m	$m

UK	590	532	623

Continental Europe	7,060	6,177	5,072

The Americas	10,971	9,835	10,287

Asia, Africa & Australasia	2,805	2,305	1,859

Continuing operations	21,426	18,849	17,841

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AstraZeneca Annual Report and	Financial Statements	87
Form 20-F Information 2004

9	Tangible fixed assets

			Assets in	Total
	Land and	Plant and	course of	tangible
	buildings	equipment	construction	assets
	$m	$m	$m	$m

Cost
At beginning of year	4,128	7,964	948	13,040

Capital expenditure	17	195	851	1,063

Transfer of assets into use	430	641	(1,071)	–

Disposals and other movements	(55)	(329)	(6)	(390)

Exchange adjustments	281	589	45	915

At end of year	4,801	9,060	767	14,628

Depreciation
At beginning of year	1,139	4,365	–	5,504

Charge for year	172	744	–	916

Impairment	–	31	–	31

Disposals and other movements	(37)	(299)	–	(336)

Exchange adjustments	86	344	–	430

At end of year	1,360	5,185	–	6,545

Net book value at 31 December 2004	3,441	3,875	767	8,083

Net book value at 31 December 2003	2,989	3,599	948	7,536

The impairment charge in the year was made to write off assets associated with Iressa.

Capital expenditure in the year of $1,063m (2003 $1,239m) did not include any capitalised finance leases (2003 $nil).
Cash expenditure on tangible fixed assets was $1,063m (2003 $1,282m, 2002 $1,340m).

	2004	2003
	$m	$m

The net book value of land and buildings comprised
Freeholds	3,434	2,988

Short leases	7	1

	3,441	2,989

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88	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

10	Goodwill and intangible assets

		Intangible
	Goodwill	assets	Total
	$m	$m	$m

Cost
At beginning of year	1,155	3,622	4,777

Additions	–	151	151

Exchange and other movements	18	204	222

At end of year	1,173	3,977	5,150

Amortisation
At beginning of year	322	1,571	1,893

Charge for year	49	262	311

Impairment	10	–	10

Exchange and other movements	2	108	110

At end of year	383	1,941	2,324

Net book value at 31 December 2004	790	2,036	2,826

Net book value at 31 December 2003	833	2,051	2,884

The impairment is in relation to the write-off of goodwill associated with Exanta.

11	Fixed asset investments

	Joint	Other
	venture	investments	Total
	$m	$m	$m

Cost
At beginning of year	134	220	354

Additions	–	117	117

Disposals and other movements, including exchange	(134)	(63)	(197)

At end of year	–	274	274

Provisions
At beginning of year	–	–	–

Additions	–	(5)	(5)

Disposals and other movements, including exchange	–	(2)	(2)

At end of year	–	(7)	(7)

Share of post-acquisition reserves
At beginning of year	(134)	–	(134)

Disposals and other movements, including exchange	134	–	134

At end of year	–	–	–

Net book value at 31 December 2004	–	267	267

Net book value at 31 December 2003	–	220	220

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AstraZeneca Annual Report and	Financial Statements	89
Form 20-F Information 2004

11 Fixed asset investments (continued)

Share of joint venture assets and liabilities
	2004	2003
	$m	$m

Gross assets	–	174

Gross liabilities	–	(174)

	–	–

The group disposed of its joint venture Advanta BV on 1 September 2004. The profit on disposal is disclosed in Note 3.

12 Stocks

	2004	2003
	$m	$m

Raw materials and consumables	646	715

Stocks in process	970	1,206

Finished goods and goods for resale	1,404	1,101

	3,020	3,022

13 Debtors

	2004	2003
	$m	$m

Amounts due within one year
Trade debtors	3,636	3,260

Less: Amounts provided for doubtful debts	(46)	(57)

	3,590	3,203

Deferred taxation (Note 5)	623	732

Other debtors	492	508

Prepayments and accrued income*	1,110	1,093

	5,815	5,536

Amounts due after more than one year
Deferred taxation (Note 5)	159	165

Other debtors	78	32

Prepayments and accrued income*	222	227

	459	424

	6,274	5,960

* Figures include prepaid pension costs (Note 28).

Provisions for doubtful debts
	2004	2003	2002
	$m	$m	$m

Balance at beginning of year	57	56	42

Profit and loss account charge	–	8	11

Amounts utilised and other movements	(11)	(7)	3

Balance at end of year	46	57	56

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90	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

14 Short term investments

	2004	2003
	$m	$m

Listed debt securities	–	3

Other listed investments	14	54

Investment securities	14	57

Fixed deposits	4,077	3,161

	4,091	3,218

The Group’s insurance subsidiaries hold cash and short term investments totalling $326m (2003 $298m), of which $207m (2003 $195m) is required to meet insurance solvency requirements and which, as a result, is not readily available for the general purposes of the Group.

15 Short term borrowings and overdrafts

	2004	2003
	$m	$m

Bank borrowings
Fixed securities	12	7

Unsecured	130	145

	142	152

16 Other creditors

	2004	2003
	$m	$m

Amounts due within one year
Trade creditors	3,125	3,086

Corporate taxation	967	1,353

Value added and payroll taxes and social security	282	255

Other creditors	1,008	946

Accruals	1,197	989

Dividends to shareholders	1,061	914

	7,640	7,543

Amounts due after more than one year
Other creditors	78	52

Included in other creditors are amounts totalling $138m (2003 $104m) to meet insurance obligations of the Group’s insurance subsidiaries. Also in other creditors are amounts due within one year in connection with the Group’s exceptional charges, including $39m (2003 $54m) in respect of the Agrochemicals demerger and Specialties disposal.

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AstraZeneca Annual Report and	Financial Statements	91
Form 20-F Information 2004

17 Loans

	Repayment	2004	2003
	dates	$m	$m

Unsecured loans
US dollars
7% Guaranteed debentures	2023	283	295

5.4% Callable bond	2014	747	–

Others	2013	–	8

Total unsecured		1,030	303

Less: current instalments of loans		–	–

Loans due after more than one year		1,030	303

In the above table, loans are shown after taking account of associated cross-currency swaps (see Note 18). During the year, a 5.4% callable bond was issued for proceeds, net of expense, of $747m.

There are no loans from banks included in the table above (2003 $nil).

18 Financial instruments

The Group’s objectives, policies and strategy in respect of risk management and the use of financial instruments are described in the Financial Review. The following disclosures exclude all short term, trade related debtors and creditors.

Interest rate risks of financial assets and liabilities
The interest rate profile, after taking into account interest and cross-currency swaps, of the financial assets and liabilities of the Group as at 31 December 2004 was:

			Financial		Weighted	Weighted
			assets/liabilities		average	average
			on which		fixed	period for
	Floating	Fixed	no interest is		interest	which rate
	rate	rate	paid/received	Total	rate	is fixed
	$m	$m	$m	$m	%	Years

Financial liabilities
US dollar	1,159	–	–	1,159	–	–

Other	13	–	–	13	–	–

	1,172	–	–	1,172	–	–

Financial assets
US dollar	4,772	–	10	4,782	–	–

Euro	4	–	–	4	–	–

Sterling	127	–	252	379	–	–

SEK	2	–	18	20	–	–

Other	228	–	–	228	–	–

	5,133	–	280	5,413	–	–

The floating rate financial liabilities comprise largely of fixed rate debt that has been swapped into floating rate debt. During the year, the Group restructured its external debt. A $300m US dollar bond was partially re-purchased and cancelled, with the remaining balance swapped into floating rate until maturity. In addition, the Group issued a $750m US dollar fixed rate bond under a $4bn SEC registered shelf programme. The bond matures in 2014 and has been swapped to floating rate until maturity. The financial liabilities also include $142m of short term bank borrowings and overdrafts, bearing interest at rates fixed by reference to local interbank rates.

The financial assets principally comprise cash on overnight deposit or held directly with third party fund managers and short term investments with an average maturity of 27 days. These include deposits where the interest rate is fixed until maturity but, as the original maturity is less than one year, they are classified as floating rate financial instruments. The main benchmark rates for euro and US dollar financial assets are the relevant LIBID rates. Financial assets include $267m of other fixed asset investments on which no interest is received.

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92	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

18 Financial instruments (continued)

Currency exposures
100% of the Group’s major transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged using forward foreign exchange contracts. As a result, as at 31 December 2004 and 31 December 2003, there were no material monetary assets or liabilities in currencies other than the functional currencies of the Group companies concerned, having taken into account the effect of forward exchange currency contracts that have been used to match foreign currency exposures.

Additionally, approximately 95% of forecast future foreign currency transaction exposures on major currencies extending for 12 months were hedged to cover movements outside specified limits. The principal currency exposures (sterling, Swedish kronor (SEK) and euros) were hedged using a mixture of purchased currency options and forward foreign exchange contracts. As at 31 December 2004, the forecast future foreign currency transaction exposures were:

	2004	2003
	Forecast	Forecast
	exposures	exposures
	$m	$m

Sterling payables	2,553	2,517

SEK payables	1,551	1,442

Euro receivables	1,926	2,194

Maturity of financial liabilities
The maturity profile of the Group’s financial liabilities, other than short term creditors such as trade creditors and accruals, at 31 December 2004 was as follows:

			2004			2003

Analysis by year of repayment	Loans	Other	Total	Loans	Other	Total
	$m	$m	$m	$m	$m	$m

After five years	1,030	–	1,030	303	–	303

From five to four years	–	–	–	–	–	–

From four to three years	–	–	–	–	–	–

From three to two years	–	–	–	–	–	–

From two to one years	–	–	–	–	–	–

Due after more than one year	1,030	–	1,030	303	–	303

Due within one year	–	142	142	–	152	152

	1,030	142	1,172	303	152	455

Other financial liabilities comprise short term bank borrowings and overdrafts.

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AstraZeneca Annual Report and	Financial Statements	93
Form 20-F Information 2004

18 Financial instruments (continued)

Borrowing facilities
The Group currently relies on its cash balances and short term investments (excluding investment securities) of $4,990m and long term debt of $1,030m to manage liquidity risk.

Fair values of financial assets and financial liabilities
Set out below is a comparison by category of carrying values and fair values of all the Group’s financial assets and financial liabilities as at 31 December 2004 and 31 December 2003.

	2004	2004	2003	2003
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$m	$m	$m	$m

Primary financial instruments
Short term borrowings and overdrafts	(142)	(142)	(152)	(152)

Loans	(1,030)	(1,126)	(303)	(371)

Cash	1,055	1,055	733	733

Short term investments	4,091	4,095	3,218	3,306

Fixed asset investments	267	262	220	217

Derivative financial instruments held to
manage the interest rate and currency profile
Cross-currency swaps and interest rate swaps	–	71	–	56

Derivative financial instruments held or issued to
hedge the currency exposure on existing transactions
Forward foreign exchange contracts	9	10	12	12

Derivative financial instruments held or issued to
hedge the currency exposure on expected future transactions
Forward foreign exchange contracts	–	–	–	(19)

Foreign currency option contracts	22	32	77	148

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94	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

18 Financial instruments (continued)

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

a.	Short term investments – the fair value of listed investments is based on year end quoted market prices. For unlisted investments, carrying values approximate fair value.

b.	Fixed asset investments (excluding equity investments in joint ventures and associates) – the fair value of listed investments is based on year end quoted market prices. For unlisted investments, carrying values approximate fair value.

c.	Loans – the fair value of publicly traded debt is based on year end quoted market prices; the fair value of floating rate debt is nominal value, as mark to market differences would be minimal given frequency of resets; the fair value of remaining debt is estimated using appropriate zero coupon valuation techniques based on rates current at year end.

d.	Forward foreign exchange contracts – the Group has forward foreign exchange contracts to sell currency for the purpose of hedging non-dollar commercial transaction exposures which existed at the date of the balance sheet and to hedge anticipated, but not firmly committed, non-dollar commercial transactions for 2005. The majority of the contracts for existing transactions had a maturity of six months or less from year end. The fair value of forward foreign exchange contracts is based on market forward foreign exchange rates at year end.

e.	Foreign currency option contracts – the Group has foreign currency option contracts to hedge anticipated, but not firmly committed, non-dollar commercial transactions for 2005. The fair value of option contracts is estimated using Black-Scholes valuation techniques.

f.	Interest rate and cross-currency swaps – AstraZeneca uses interest rate and cross-currency swaps to hedge the Group’s exposure to fluctuations in interest rates and foreign exchange movements on borrowings, in accordance with a formal risk management strategy. The fair value is estimated using appropriate zero coupon valuation techniques based on rates current at year end.

The above financial instruments are subject to credit and market risk. AstraZeneca contains credit risk through the use of counterparty and product specific credit limits and by ongoing review procedures. All financial instruments are transacted with commercial banks and, in line with standard market practice, are not backed with cash collateral. The notional principal values of off balance sheet financial instruments do not represent amounts exchanged by the parties and are not a measure of the credit risk to the Group of these instruments. The credit risk of these instruments is limited to the positive fair values of such contracts.

Market risk is the sensitivity of the value of financial instruments to changes in related currency and interest rates. The Group is not exposed to material market risk because gains and losses on the derivative financial instruments are largely offset by gains and losses on the underlying assets, liabilities and transactions subject to hedge.

Hedges
As noted on page 92, the Group’s policy is to hedge 100% of transactional currency exposures and approximately 95% of forecast future transaction exposures using forward foreign exchange contracts and foreign currency option contracts. It also uses cross-currency and interest rate swaps to manage the profile of its borrowings.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging are as follows:

			Total net
	Gains	Losses	gains
	$m	$m	$m

Unrecognised gains and losses on hedges at 1 January 2004	129	(21)	108

Gains and losses arising in previous years that were recognised in 2004	105	(21)	84

Gains and losses arising in previous years that were not recognised in 2004	24	–	24

Unrecognised gains and losses on hedges at 31 December 2004	83	(1)	82

Gains and losses expected to be recognised in 2005	33	(1)	32

Gains and losses expected to be recognised in 2006 or later	50	–	50

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AstraZeneca Annual Report and	Financial Statements	95
Form 20-F Information 2004

19 Provisions for liabilities and charges

			Environmental,
			litigation
	Employee		and other	Deferred
	benefits	Pensions	provisions	taxation	Total
	$m	$m	$m	$m	$m

At 1 January 2003	139	234	190	1,210	1,773

Profit and loss account	50	72	48	232	402

Net amounts paid or becoming current	(57)	(57)	(65)	–	(179)

Other movements, including exchange	58	34	30	148	270

At 31 December 2003	190	283	203	1,590	2,266

Profit and loss account	17	56	(2)	(46)	25

Net amounts paid or becoming current	(52)	(64)	(71)	–	(187)

Other movements, including exchange	22	29	15	37	103

At 31 December 2004	177	304	145	1,581	2,207

Employee benefit provisions comprise post-retirement and other employee benefit provisions. Further details of environmental provisions are given in Note 30.

No provision has been released or applied for any purpose other than that for which it was established.

20 Reconciliation of movements in shareholders’ funds

	2004	2003	2002
	$m	$m	$m

Shareholders’ funds at beginning of year	13,178	11,172	9,586

Net profit for the financial year	3,813	3,036	2,836

Dividends	(1,555)	(1,350)	(1,206)

Profit retained for the financial year	2,258	1,686	1,630

Issues of AstraZeneca PLC Ordinary Shares	102	47	36

Re-purchase of AstraZeneca PLC Ordinary Shares	(2,212)	(1,154)	(1,190)

Foreign exchange adjustments on consolidation, net of tax	1,092	1,427	1,106

Translation differences on foreign currency borrowings	–	–	6

Tax on translation differences on foreign currency borrowings	–	–	(2)

Net addition to shareholders’ funds	1,240	2,006	1,586

Shareholders’ funds at end of year	14,418	13,178	11,172

Included in foreign exchange adjustments on consolidation, is a tax credit in 2004 of $357m in respect of foreign exchange loss deductions arising in 2000 (see Note 5).

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96	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

21 Reserves

	Share premium account $m	Capita lredemption reserve $m	Merge rreserve $m	Other reserves $m	Joint ventures and associates $m	Profit and loss account $m	Total $m

At 31 December 2001	334	9	433	1,653	(183)	6,904	9,150

Profit retained for year						1,630	1,630

Share premiums	36						36

Transfer between reserves	33					(33)	–

Re-purchase of shares		7				(1,190)	(1,183)

Exchange adjustments:
Goodwill				(30)		30	–

Foreign exchange adjustments on consolidation, net of tax						1,106	1,106

On foreign currency borrowings						6	6

Foreign currency borrowings tax effect						(2)	(2)

				(30)		1,140	1,110

Net movements	69	7	–	(30)	–	1,547	1,593

At 31 December 2002	403	16	433	1,623	(183)	8,451	10,743

Profit retained for year						1,686	1,686

Share premiums	46						46

Re-purchase of shares		7				(1,154)	(1,147)

Exchange adjustments:
Goodwill				(39)		39	–

Foreign exchange adjustments on consolidation, net of tax						1,427	1,427

				(39)		1,466	1,427

Net movements	46	7	–	(39)	–	1,998	2,012

At 31 December 2003	449	23	433	1,584	(183)	10,449	12,755

Profit retained for year						2,258	2,258

Share premiums	101						101

Re-purchase of shares		13				(2,212)	(2,199)

Exchange adjustments:
Goodwill				(19)		19	–

Foreign exchange adjustments on consolidation, net of tax						1,092	1,092

				(19)		1,111	1,092

Net movements	101	13	–	(19)	–	1,157	1,252

At 31 December 2004	550	36	433	1,565	(183)	11,606	14,007

The cumulative amount of goodwill written off directly to reserves resulting from acquisitions, net of disposals, prior to the adoption of FRS 10 in 1998, amounted to $675m (2003 $656m, 2002 $617m) using year end rates of exchange. At 31 December 2004, under UITF 38, 1,137,335 treasury shares, at a cost of $45m, have been written off to reserves.

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiaries, joint ventures or associates; undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed income of AstraZeneca companies overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends (see Note 5).

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AstraZeneca Annual Report and	Financial Statements	97
Form 20-F Information 2004

22 Net cash inflow from trading operations

	2004	2003	2002
	$m	$m	$m

Operating profit before exceptional items	4,770	4,111	4,356

Depreciation, amortisation and impairment	1,268	1,290	960

Stocks decrease/(increase)	129	(131)	101

Debtors increase	(209)	(540)	(198)

Creditors increase/(decrease)	71	(430)	402

Other non-cash movements including exchange	40	317	65

	6,069	4,617	5,686

23 Cash outflow related to exceptional items

	2004	2003	2002
Current period cash flow related to exceptional items	$m	$m	$m

Synergy and integration costs	–	(25)	(68)

Zoladex OIG settlement	–	(355)	–

Costs relating to disposals and demerger of other businesses	(8)	(11)	(25)

Outflow related to exceptional items	(8)	(391)	(93)

Details of the cash inflows in connection with the profit on the sale of an interest in a joint venture are set out in Note 24.

24 Disposal of business operations

	2004	2003	2002
	$m	$m	$m

Fixed assets	2	70	–

Current assets	17	34	–

Creditors due within one year	(7)	(17)	–

Book value of net assets disposed	12	87	–

Disposal costs	72	–	–

Profit on disposals	274	–	–

Less:
Cash included in undertakings disposed	(3)	(7)	–

Cash consideration	355	80	–

The cash consideration is in relation to the sale of the Group’s share of the joint venture Advanta BV, which was completed on 1 September 2004 ($284m) and the disposal of the Durascan business in the first half of the year ($71m). The profit on disposal is stated after transaction costs and warranty provisions.

The sale consideration received in 2003 was in relation to the sale of Marlow Foods Limited, which was completed on 23 May 2003.

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98	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

25	Reconciliation of net cash flow to movement in net funds

	2004	2003	2002
	$m	$m	$m

Increase/(decrease) in cash	309	(4)	(22)

Cash (inflow)/outflow from (increase)/decrease in loans and short term borrowings	(727)	345	118

Cash outflow/(inflow) from increase/(decrease) in short term investments	862	(771)	806

Change in net funds resulting from cash flows	444	(430)	902

Exchange movements	34	82	75

Movement in net funds	478	(348)	977

Net funds at 1 January	3,496	3,844	2,867

Net funds at 31 December	3,974	3,496	3,844

26	Analysis of net funds
	At				At
	1 Jan	Cash	Other	Exchange	31 Dec
	2004	flow	non-cash	movements	2004
	$m	$m	$m	$m	$m

Loans due after one year	(303)	(725)	–	(2)	(1,030)

Current instalments of loans	–	–	–	–	–

Total loans	(303)	(725)	–	(2)	(1,030)

Short term investments and fixed deposits	3,218	862	–	11	4,091

Cash	733	296	–	26	1,055

Overdrafts	(152)	13	–	(1)	(140)

Short term borrowings	–	(2)	–	–	(2)

	3,799	1,169	–	36	5,004

Net funds	3,496	444	–	34	3,974

Financing items included in cash movements above:
Issue of AstraZeneca PLC Ordinary Shares		(102)

Re-purchase of AstraZeneca PLC Ordinary Shares		2,212

Net cash inflow before management of liquid resources and financing		2,554

27	Financing
		2004	2003	2002
	Notes	$m	$m	$m

Issue of AstraZeneca PLC Ordinary Shares	26	102	47	36

Re-purchase of AstraZeneca PLC Ordinary Shares	26	(2,212)	(1,154)	(1,190)

		(2,110)	(1,107)	(1,154)

New loans		746	–	–

Loans repaid		(21)	(345)	(105)

Net increase/(decrease) in short term borrowings		2	–	(13)

		727	(345)	(118)

Net cash outflow from financing		(1,383)	(1,452)	(1,272)

There were no major non-cash financing transactions in any year.

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AstraZeneca Annual Report and	Financial Statements	99
Form 20-F Information 2004

28	Post-retirement benefits

Pensions
Background

The Group continues to account for pension costs in its primary Financial Statements in accordance with the UK Statement of Standard Accounting Practice No. 24 ‘Pension Costs’ (SSAP 24). In addition, disclosures have been presented below in accordance with Financial Reporting Standard No. 17 ‘Retirement Benefits’ (FRS 17).

The Company and most of its subsidiaries offer retirement plans which cover the majority of employees in the Group. Many of these plans are “defined contribution” where the company contribution and resulting profit and loss account charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK, the US and Sweden, are “defined benefit”, where benefits are based on employees’ length of service and average final salary (typically averaged over 1, 3 or 5 years). All of the major plans are funded through legally separate trustee administered funds. The major defined benefit plans, apart from the collectively bargained Swedish plan, have been closed to new entrants since 2000. The cash funding of the plans, which may from time to time involve special payments, is designed, in consultation with independent qualified actuaries, to ensure that the assets together with future contributions should be sufficient to meet future liabilities.

The Group is currently performing a global review of its asset strategies with a view to producing a more globally consistent investment strategy for each of the Group’s major funds. This has been completed in the UK and is nearing completion in the US, Sweden and Japan.

SSAP 24
The cost of defined benefit plan pensions in a year can notionally be divided into the regular cost and variations from the regular cost. Under SSAP 24 the regular cost is based on actuarial assumptions and charged to the profit and loss account in the year it is incurred whilst any variations, which arise where the experience of the scheme varies from the assumptions made by the actuary, are charged or credited over the estimated remaining service lives of the employees. Costs of defined contribution plan pensions are charged to the profit and loss account immediately. On these bases, the total pension cost for the Group under SSAP 24 for 2004 was $266m (2003 $272m, 2002 $220m). In the Group balance sheet at 31 December 2004, accrued pension costs included in other creditors amounted to $111m (2003 $143m); prepaid pension costs of $660m (2003 $628m) are included in debtors. Provisions for unfunded pension obligations, included in provisions, amounted to $304m (2003 $283m).

UK
With regard to the Group’s main UK defined benefit fund, the latest full actuarial valuation was carried out at 31 March 2003 and the pension cost assessed using the projected unit credit method. The key accounting assumptions for the purposes of SSAP 24 were that, against a background of long term UK price inflation averaging 2.4% pa, investment returns would average 6.6% pa, salary increases 3.7% pa and pension increases 2.4% pa. The market value of the fund’s assets at the valuation date was £2,043m ($3,640m equivalent), representing 89.1% of the liabilities using these assumptions. The cost for accounting purposes equates to 21.1% of pensionable salaries. At the same time, the valuation was carried out for ongoing funding purposes, with assumptions slightly more conservative than those used for SSAP 24 purposes. The market value of the fund’s assets at the valuation date represents 87.4% of the liabilities on a funding basis. The Company had indicated to the trustee of the UK fund its intention to target a solvency ratio of 91% following the March 2003 actuarial valuation. A $165m contribution was made in November 2003 which took the solvency ratio to 95%. An interim valuation was performed by the fund’s actuaries, at 31 March 2004. The key accounting assumptions, set out in a manner consistent with the 2003 valuation, were revised having regard to the investment conditions at 31 March 2004. The long term UK price inflation was set at 2.75% pa, salary increases at 4.0% pa, pension increases at 2.75% pa and investment returns at 6.9% pa. The market value of the fund’s assets at the valuation date was £2,453m ($4,502m equivalent) representing a solvency ratio of 96.1% on the fund’s liabilities. The longer term aim is to restore solvency over a period of around 15 years. Any cash contributions made to the fund are treated as prepayments and taken into account in the actuarially assessed contributions to the fund charged to the profit and loss account.

US
The US defined benefits programme was actuarially revalued at 31 December 2004 when plan obligations were estimated to amount to $1,199m and plan assets were $1,064m. The US typically makes contributions to mitigate for plan benefit deficits on a regular basis.

Sweden
The Swedish defined benefits programme was actuarially revalued at 31 December 2004 when plan obligations were estimated to amount to $651m and plan assets were $539m.

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100	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

28	Post-retirement benefits (continued)

Post-retirement benefits other than pensions

In the US, and to a lesser extent in some other countries, AstraZeneca’s employment practices include the provision of healthcare and life insurance benefits for retired employees. Some 3,758 retired employees and covered dependants currently benefit from these provisions and some 14,554 current employees will be eligible on retirement. AstraZeneca accrues for the present value of such retiree obligations over the working life of the employee.

The cost of post-retirement benefits other than pensions for the Group in 2004 was $11m (2003 $10m, 2002 $22m). Provisions and creditors set aside for the benefit obligations at 31 December 2004 amounted to $22m (2003 $28m, 2002 $32m). Other than these provisions and creditors there were plan assets amounting to $217m in the US at 31 December 2004. These benefit plans have been included in the disclosure of post-retirement benefits under FRS 17.

FRS 17
Full implementation of FRS 17 had originally been intended for accounting periods ending on or after 22 June 2003 but has been deferred by the Accounting Standards Board until accounting periods commencing on or after 1 January 2005. However, the requirements for disclosure under FRS 17 between its issue and full implementation dates remain and this information is set out below. When fully adopted, the objective of FRS 17 is to reflect the fair value of post-retirement plan assets and liabilities and associated charges in the Financial Statements. FRS 17 specifies how key assumptions should be formulated and applied; these assumptions are often different to the funding bases established by the pension funds’ trustees or actuaries. The accounting requirements of FRS 17 are broadly as follows:

>	Post-retirement scheme assets are valued at market values at the balance sheet date;
>

Post-retirement scheme liabilities are measured using a projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term and currency to the liability; and

>

The movement in the scheme surplus/deficit (excluding contributions) will be split between operating charges and financing items in the profit and loss account and, in the statement of total recognised gains and losses, actuarial gains and losses.

The FRS 17 financial information presented in AstraZeneca’s 2003 Annual Report was based on the position and performance of the Group’s main defined benefit schemes. Typically this included information for schemes in the UK, the US, Sweden, Germany and Japan. In order to provide a more complete presentation, AstraZeneca has collected information on all of the Group’s global defined benefit schemes. The 2003 information presented below has been recalculated on that basis.

Financial assumptions
Qualified independent actuaries have updated the actuarial valuations of the major defined benefit schemes operated by the Group to 31 December 2004. The assumptions used by the actuaries are chosen from a range of possible actuarial assumptions which, due to the long term nature of the scheme, may not necessarily be borne out in practice. These assumptions were as follows:

		2004		2003

		Rest of		Rest of
	UK	Group	UK	Group

Inflation assumption	2.7%	2.4%	2.6%	2.3%

Rate of increase in salaries	3.9%	3.9%	3.9%	4.3%

Rate of increase in pensions in payment	2.7%	0.7%	2.6%	0.6%

Discount rate	5.3%	5.1%	5.4%	5.3%

Long term rate of return expected at 31 December
Equities	8.3%	8.6%	8.3%	8.7%

Bonds	5.1%	5.3%	5.1%	5.8%

Others	5.6%	4.7%	4.2%	3.9%

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AstraZeneca Annual Report and	Financial Statements	101
Form 20-F Information 2004

28	Post-retirement benefits (continued)

Post-retirement scheme deficit
The post-retirement scheme deficit set out below under FRS 17 is as if this standard were fully applied. However, under the current accounting methodology (SSAP 24) there are prepayments and provisions (including deferred tax) within the balance sheet at 31 December 2004 that must be taken into account in calculating the effect on net assets of this deficit in the event of a restatement under FRS 17.

The assets and liabilities of the major defined benefit schemes operated by the Group at 31 December 2004 as calculated in accordance with FRS 17 are shown below. The fair values of the schemes’ assets are not intended to be realised in the short term and may be subject to significant change before they are realised. The present value of the schemes’ liabilities is derived from cash flow projections over long periods and is thus inherently uncertain. If FRS 17 had been adopted for the year ended 31 December 2004, the Group’s reported net assets (see page 74) would be reduced by $1,369m (9.4%) to $13,150m. Further explanation of this adjustment is included below:

	Value at 31 December 2004			Value at 31 December 2003

		Rest of			Rest of
	UK	Group	Total	UK	Group	Total
	$m	$m	$m	$m	$m	$m

Scheme assets
Equities	2,083	1,488	3,571	1,779	1,182	2,961

Bonds	2,007	583	2,590	2,430	530	2,960

Others	927	101	1,028	109	87	196

Total fair value of assets	5,017	2,172	7,189	4,318	1,799	6,117

Present value of scheme liabilities	(6,126)	(2,766)	(8,892)	(5,232)	(2,406)	(7,638)

Deficit in the scheme	(1,109)	(594)	(1,703)	(914)	(607)	(1,521)

Related deferred tax asset	333	187	520	274	222	496

Net post-retirement deficit under FRS 17	(776)	(407)	(1,183)	(640)	(385)	(1,025)

Adjustments for assets and provisions under SSAP 24
Prepayment, net of related deferred tax	(204)	(265)	(469)	(203)	(203)	(406)

Accrual, net of deferred tax	–	52	52	19	59	78

Provision, net of deferred tax	18	213	231	–	155	155

Adjusted post-retirement deficit, net of
related deferred tax	(962)	(407)	(1,369)	(824)	(374)	(1,198)

Net assets as currently disclosed (see page 74)			14,519			13,257

Net assets as adjusted if FRS 17 were fully adopted			13,150			12,059

The present value of the UK scheme’s liabilities has increased to $6,126m from $5,232m in 2003. This increase has been driven in part by the changes in financial assumptions detailed on page 100. There has also been an exchange effect of approximately $271m on these liabilities during the year.

95% of the Group’s liabilities at 31 December 2004 are in schemes within the UK, the US, Sweden, Germany and Japan.

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102	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

28	Post-retirement benefits (continued)

Profit and loss account disclosures
On full adoption of FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the consolidated profit and loss account and statement of total recognised gains and losses, in respect of defined benefit schemes for the year ended 31 December 2004 are set out below:

			2004			2003

		Rest of			Rest of
	UK	Group	Total	UK	Group	Total
	$m	$m	$m	$m	$m	$m

Operating profit
Current service cost	(124)	(116)	(240)	(110)	(91)	(201)

Past service costs	–	–	–	–	(2)	(2)

Total operating charge	(124)	(116)	(240)	(110)	(93)	(203)

Finance expense
Expected return on post-retirement scheme assets	278	112	390	211	66	277

Interest on post-retirement scheme liabilities	(283)	(118)	(401)	(239)	(91)	(330)

Net return	(5)	(6)	(11)	(28)	(25)	(53)

Charge before taxation	(129)	(122)	(251)	(138)	(118)	(256)

Consolidated statement of total recognised
gains and losses
Actual return less expected return
on the post-retirement schemes’ assets	138	54	192	210	75	285

Experience losses arising on
the post-retirement schemes’ liabilities	(57)	(9)	(66)	(6)	(33)	(39)

Changes in assumptions underlying the present
value of the post-retirement schemes’ liabilities	(159)	(74)	(233)	(350)	(116)	(466)

Actuarial loss recognised	(78)	(29)	(107)	(146)	(74)	(220)

History of experience gains and losses for the year ended 31 December 2004

	2004			2003

		Rest of			Rest of
	UK	Group	Total	UK	Group	Total
	$m	$m	$m	$m	$m	$m

Difference between the expected and
actual return on scheme assets:
Amount	138	54	192	210	75	285

Percentage of scheme assets	2.8%	2.5%	2.7%	4.9%	4.2%	4.7%

Experience gains and losses on
scheme liabilities:
Amount	(57)	(9)	(66)	(6)	(33)	(39)

Percentage of the present value of scheme liabilities	1.0%	0.3%	0.7%	0.1%	1.4%	0.5%

Total amount recognised in statement
of total recognised gains and losses:
Amount	(78)	(29)	(107)	(146)	(74)	(220)

Percentage of the present value of scheme liabilities	1.3%	1.0%	1.2%	2.8%	3.1%	2.9%

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AstraZeneca Annual Report and	Financial Statements	103
Form 20-F Information 2004

28	Post-retirement benefits (continued)

Movement in post-retirement scheme deficit during the year ended 31 December 2004

	2004			2003

		Rest of			Rest of
	UK	Group	Total	UK	Group	Total
	$m	$m	$m	$m	$m	$m

Deficits in schemes at beginning of year	(914)	(607)	(1,521)	(842)	(585)	(1,427)

Current service cost	(124)	(116)	(240)	(110)	(91)	(201)

Contributions	97	193	290	299	243	542

Past service cost	–	–	–	–	(2)	(2)

Settlement and curtailment	–	–	–	–	–	–

Other finance income	(5)	(6)	(11)	(28)	(25)	(53)

Actuarial loss	(78)	(29)	(107)	(146)	(74)	(220)

Exchange	(85)	(29)	(114)	(87)	(73)	(160)

Deficits in schemes at end of year	(1,109)	(594)	(1,703)	(914)	(607)	(1,521)

Adjusted post-retirement deficit, net of deferred tax			(1,369)			(1,198)

The increase in the deficit during 2004 reflects changes in assumptions in calculating liabilities (principally in the UK funds) and exchange movements offset by contributions made to the funds and better actual returns on plan assets than expected.

Reserves note for the year ended 31 December 2004
	2004	2003
	Total	Total
	$m	$m

Profit and loss reserve excluding post-retirement liability	11,606	10,449

Post-retirement reserve	(1,369)	(1,198)

Profit and loss reserve under FRS 17	10,237	9,251

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104	AstraZeneca Annual Report and Form 20-F Information 2004	Financial Statements

Notes to the Financial Statements continued

29	Employee costs and share option plans for employees

Employee costs
The average number of people employed by the Group is set out in the table below. In accordance with the Companies Act 1985, this includes part-time employees:

Employees	2004	2003	2002

Average number of people employed by the Group in:
UK	11,500	11,100	10,900

Continental Europe	25,600	23,900	23,500

The Americas	18,500	17,900	17,800

Asia, Africa & Australasia	8,600	8,100	7,200

Continuing operations	64,200	61,000	59,400

The number of people employed by the Group at the end of 2004 was 64,200 (2003 62,600, 2002 59,200).

The costs incurred during the year in respect of these employees were:

	2004	2003	2002
	$m	$m	$m

Salaries	4,078	3,587	3,022

Social security costs	644	526	505

Pension costs	266	272	220

Other employment costs	303	360	246

	5,291	4,745	3,993

Employee costs above do not include severance costs.

The Directors believe that, together with the basic salary system, the Group’s employee incentive schemes provide competitive and market-related packages to motivate employees. They should also align the interests of employees with those of shareholders, as a whole, through long term share ownership in the Company. The Group’s current UK, Swedish and US schemes are described below; other arrangements apply elsewhere.

The AstraZeneca UK Performance Bonus Plan
Employees of participating AstraZeneca UK companies are invited to participate in this bonus plan which rewards strong individual performance. Bonuses are paid partly in the form of Ordinary Shares in the Company (under the Inland Revenue approved AstraZeneca All-Employee Share Plan and up to a maximum annual value of £3,000) and partly in cash. A tax efficient share retention scheme, under which employees leave their bonus shares in trust for three to five years, forms part of the All-Employee Share Plan. The Company also offers UK employees the opportunity to buy Partnership Shares (Ordinary Shares) under the All-Employee Share Plan. Employees may invest up to £1,500 over a 12 month accumulation period and purchase Partnership Shares in the Company with the total proceeds at the end of the period. The purchase price for the shares is the lower of the price at the beginning or the end of the 12 month period. A tax efficient share retention scheme is also available in respect of Partnership Shares. At the Company’s AGM in 2002, shareholders approved the issue of new shares for the purposes of the All-Employee Share Plan.

The AstraZeneca Executive Annual Bonus Scheme
This scheme is a performance bonus scheme for Directors and senior employees who do not participate in the AstraZeneca UK Performance Bonus Plan. Annual bonuses are paid in cash and reflect both corporate and individual performance measures. The Remuneration Committee has discretion to reduce or withhold bonuses if business performance falls sufficiently short of expectations in any year such as to make the payment of bonuses inappropriate.

The AstraZeneca Savings-Related Share Option Scheme and the AstraZeneca Savings-Related Share Option Plan
UK employees may make regular monthly savings contributions over a three or five year period and may apply for options to acquire AstraZeneca Ordinary Shares. Further details are set out below.

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AstraZeneca Annual Report and Form 20-F Information 2004	Financial Statements	105

29	Employee costs and share option plans for employees (continued)

The AstraZeneca Share Option Plan
This is a share option plan for employees of participating AstraZeneca Group companies which was approved by shareholders at the Company’s AGM in 2000. The first grant of options occurred in August 2000. The main grant of options in 2004 under the plan was in March, with a further, smaller grant in August. The Remuneration Committee sets the policy for the Company’s operation of the plan. Further details are set out below.

Sweden
In Sweden an all employee performance bonus plan is in operation. The plan rewards strong performance at corporate, function and individual/team level. Bonuses for corporate and function performance are always paid in the form of AstraZeneca Ordinary Shares. Bonuses for individual/team performance may be paid in Ordinary Shares or in cash, at the employee’s discretion. Existing Ordinary Shares are used to pay bonuses awarded under the plan. These are purchased in the market. They must be left in trust for three years. The AstraZeneca Executive Annual Bonus Scheme and the AstraZeneca Share Option Plan both operate in respect of relevant AstraZeneca employees in Sweden.

US
In the US, there are two senior staff incentive schemes, under which either AstraZeneca ADSs or stock appreciation rights related to AstraZeneca ADSs are awarded to participants. There are currently approximately 140 participants in these schemes. AstraZeneca ADSs necessary to satisfy the awards under these schemes are purchased in the market and no subscriptions for new Ordinary Shares have been involved. The AstraZeneca Share Option Plan operates in respect of relevant AstraZeneca employees in the US.

Share option plans
At 31 December 2004, there were options outstanding under the Zeneca 1994 Executive Share Option Scheme, the Astra Shareholder Value Incentive Plan, the AstraZeneca Savings-Related Share Option Scheme, the AstraZeneca Savings-Related Share Option Plan and the AstraZeneca Share Option Plan.

(1)	Summary of the AstraZeneca Share Option Plan

Eligibility
Any AstraZeneca employee may be recommended from time to time for the grant of an option. The Remuneration Committee sets the policy for the Company’s operation of the plan including as regards which employees will be eligible to participate.

Grant of options
Options may be granted at any time other than during a close period. No options may be granted after the fifth anniversary of the approval of the plan by shareholders until the Remuneration Committee has reviewed the plan.

The grant of options is supervised by the Remuneration Committee which is comprised wholly of Non-Executive Directors. No payment is required for the grant of an option. Options are not transferable.

Options may be granted over AstraZeneca Ordinary Shares or ADSs.

Acquisition price
The price per Ordinary Share payable upon the exercise of an option will not be less than an amount equal to the average of the middle-market closing price for an Ordinary Share of the Company on the London Stock Exchange on the three consecutive dealing days immediately before the date of grant (or as otherwise agreed with the Inland Revenue). Where the option is an option to subscribe, the price payable upon exercise cannot be less than the nominal value of an Ordinary Share of the Company.

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106	AstraZeneca Annual Report and Form 20-F Information 2004	Financial Statements

Notes to the Financial Statements continued

29	Employee costs and share option plans for employees (continued)

Exercise of options
An option will normally be exercisable between three and 10 years following its grant provided any relevant performance condition has been satisfied. Options may be satisfied by the issue of new Ordinary Shares or by existing Ordinary Shares purchased in the market.

The Remuneration Committee sets the policy for the Company’s operation of the plan including as regards whether any performance target(s) will apply to the grant and/or exercise of each eligible employee’s option.

Options normally lapse on cessation of employment. Exercise is, however, permitted for a limited period following cessation of employment either for reasons of injury or disability, redundancy or retirement, or at the discretion of the Remuneration Committee, and on an amalgamation, take-over or winding-up of the Company.

(2)	Summary of the AstraZeneca Savings-Related Share Option Scheme and the AstraZeneca Savings-Related Share Option Plan

The AstraZeneca Savings-Related Share Option Scheme was approved by shareholders in 1994 for a period of 10 years. The last grant of options under this scheme was made in September 2002.

In 2003, shareholders approved the AstraZeneca Savings-Related Share Option Plan for a period of 10 years. The first grant of options under this plan was made in September 2003.

The following sections apply to both the AstraZeneca Savings-Related Share Option Scheme and the AstraZeneca Savings-Related Share Option Plan, which have broadly similar rules.

Eligibility
UK resident employees of participating AstraZeneca companies are automatically eligible to participate.

Grant of options
Invitations to apply for options may be issued within six weeks after the announcement by the Company of its results for any period and at other times in circumstances considered to be exceptional by the Directors. No invitations may be issued later than 10 years after the approval of the scheme by shareholders.

Options may only be granted to employees who enter into UK Inland Revenue approved savings contracts with the savings body nominated by the Company, under which monthly savings of a fixed amount (currently not less than £5 nor more than £250) are made over a period of three or five years. The number of Ordinary Shares over which an option is granted will be such that the total amount payable on its exercise will be the proceeds on maturity of the related savings contract. No payment will be required for the grant of an option. Options are not transferable.

Individual participation
Monthly savings by an employee under all savings contracts linked to options granted under any SAYE scheme may not exceed £250 or such lower amounts as may be determined by the Directors.

Acquisition price
The price per Ordinary Share payable upon the exercise of an option will not normally be less than the higher of:

(a)	90% of the arithmetical average of the middle-market quotations for an Ordinary Share on the London Stock Exchange on three consecutive dealing days shortly before the date on which invitations to apply for options are issued (provided that no such day may fall before the Company last announced its results for any period) or such other dealing day or days falling within the six week period for the issue of invitations as the Directors may decide; and

(b)	the nominal value of an Ordinary Share (unless the option is expressed to relate only to existing Ordinary Shares).

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AstraZeneca Annual Report and	Financial Statements	107
Form 20-F Information 2004

29 Employee costs and share option plans for employees (continued)

Exercise of options
An option will normally be exercisable only for six months commencing on the third or fifth anniversary of the commencement of the related savings contract. Options are satisfied by the issue of new Ordinary Shares.

Options normally lapse on cessation of employment. Exercise is, however, permitted for a limited period (irrespective of the period during which the option has been held) following cessation of employment in certain compassionate circumstances or where an option has been held for more than three years (except on dismissal for misconduct) and on an amalgamation, take-over or winding-up of the Company.

AstraZeneca has chosen to avail itself of the exemption to application of UITF17 to its SAYE schemes.

(3) Summary of the Zeneca 1994 Executive Share Option Scheme

The Zeneca 1994 Executive Share Option Scheme was introduced in 1994. The last date for the grant of options was 16 March 2000 and the scheme has been replaced by the AstraZeneca Share Option Plan.

Options granted under the 1994 scheme are normally exercisable between three and 10 years following grant, provided the relevant performance condition has been satisfied. Options are satisfied by the issue of new Ordinary Shares.

The performance condition applicable to the 1994 scheme was that earnings per share must have grown by at least the increase in the UK Retail Price Index over three years plus 3% per annum. Satisfaction of this condition was tested annually by reference to the audited financial statements. All options granted under the 1994 scheme have become exercisable, the performance conditions having been satisfied.

(4) Summary of the Astra Shareholder Value Incentive Plan

In 1996, Astra established a stock option plan for some 100 Astra employees in key senior positions. The plan is no longer used for the grant of options and has been superseded by the AstraZeneca Share Option Plan.

On completion of the merger with Zeneca, options in Astra shares granted under the plan were replaced by options to acquire a number of AstraZeneca Ordinary Shares based on the exchange ratio used in the exchange offers used to effect the AstraZeneca merger. The ratio of AstraZeneca options granted in respect of former Astra options was 0.5045 AstraZeneca options for each Astra option held.

(5) Summary of the Zeneca 1993 Senior Staff Share Option Scheme

The Zeneca 1993 Senior Staff Share Option Scheme was introduced at the time of the demerger of Zeneca from ICI in 1993. The last date for the grant of options was 19 May 1994 and the scheme was replaced by the Zeneca 1994 Executive Share Option Scheme. At 31 December 2004, there were no options outstanding under this scheme.

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108	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

29 Employee costs and share option plans for employees (continued)

	AstraZeneca Share Option Plan			1994 Scheme			SAYE Schemes				ASVIP

										Shares
										under
	Options	WAEP*		Options	WAEP*		Options	WAEP*		option	WAEP*
	’000	pence		’000	pence		’000	pence		’000	SEK

At 1 January 2002
Options outstanding	11,399	3236		9,938	2636		2,799	2459		965	375

Movements during 2002
Options granted	10,658	3462		–	–		2,721	1756		–	–

Options exercised	(22)	3214		(243)	2175		(469)	1888		(206)	317

Options forfeited	(637)	3298		(406)	2654		(986)	2735		–	–

Options lapsed	–	–		–	–		–	–		–	–

Weighted average fair value of
options granted during the year		1186						559

At 31 December 2002
Options outstanding	21,398	3347		9,289	2647		4,065	1987		759	391

Movements during 2003
Options granted	15,505	2232		–	–		551	2211		–	–

Options exercised	(52)	2468		(358)	2423		(382)	2137		(151)	311

Options forfeited	(1,163)	3001		(571)	2695		(282)	2192		(1)	318

Options lapsed	–	–		–	–		–	–		–	–

Weighted average fair value of
options granted during the year		583						658

At 31 December 2003
Options outstanding	35,688	2874		8,360	2654		3,952	1988		607	411

Movements during 2004
Options granted	10,741	2529		–	–		550	2262		–	–

Options exercised	(329)	2787		(586)	2704		(113)	2184		(114)	321

Options forfeited	(1,964)	2886		(285)	2660		(276)	2199		(10)	474

Options lapsed	–	–		–	–		–	–		–	–

Weighted average fair value of
options granted during the year		650						632

At 31 December 2004
Options outstanding	44,136	2790		7,489	2650		4,113	2005		483	431

Range of exercise prices		1913p to			891p to			1756p to			411SEK to
		3487	p		2749	p		2971	p		442SEK

Weighted average remaining
contractual life		2,852 days			1,814 days			1,058 days			258 days

Options exercisable	10,706	3203		7,489	2650		390	2373		483	431

* Weighted average exercise price

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AstraZeneca Annual Report and	Financial Statements	109
Form 20-F Information 2004

30 Assets pledged, commitments and contingent liabilities

	2004	2003	2002
	$m	$m	$m

Assets pledged
Mortgages and other assets pledged	–	–	90

Commitments
Contracts placed for future capital expenditure not provided for in these accounts	298	421	500

Included in the above total are contracts related to certain product purchase and licence agreements with deferred consideration obligations, the amounts of which are variable depending upon particular ‘milestone’ achievements. Sales of the products to which these milestones relate could give rise to additional payments, contingent upon the sales levels achieved. Guarantees and contingencies arising in the ordinary course of business, for which no security has been given, are not expected to result in any material financial loss.

Commitments
In 1982 Astra AB set up a joint venture with Merck & Co., Inc. for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “restructuring”). Under the restructuring, a US limited partnership, in which Merck is the limited partner and AstraZeneca is the general partner, was set up and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place some limitations over AstraZeneca’s discretion to operate with complete commercial freedom. The restructuring agreements provide for the following ongoing payment and termination arrangements:

>	Annual contingent payments
>	Partial Redemption
>	First Option
>	Second Option

In addition, included in the assets and liabilities covered by the restructuring is a loan note receivable by AstraZeneca from Merck with a face value of $1.4bn. Each of these elements is discussed in further detail below.

Under the terms of the 1998 restructuring, the merger in 1999 between Astra and Zeneca triggered two one-time payments from AstraZeneca to Merck:

>	a Lump Sum Payment of $809m, which was charged to the profit and loss account, as a result of which Merck relinquished any claims to Zeneca products; and

>	an Advance Payment of $967m. This Advance Payment was calculated as the then net present value of $2.8bn discounted from 2008 to the date of payment at a rate of 13% per annum and causes Merck to relinquish any rights, including contingent payments on future sales, to Astra products with no existing or pending US patents at the time of the merger. As the Advance Payment provides AstraZeneca with relief from future payments on these products (and relief from any other potential obligations or restrictions in respect of these products), this amount has been capitalised as an intangible asset and is being amortised over 20 years. The Advance Payment is subject to a true-up in 2008, as discussed under “First Option” below.

Annual contingent payments
AstraZeneca makes ongoing payments to Merck based on sales of certain of its products in the US (the “contingent payments” on the “agreement products”). As a result of the 1999 merger, these contingent payments (excluding those in respect of Prilosec and Nexium) cannot be less than annual minimum sums between 2002 and 2007 ranging from $125m to $225m. The payments have exceeded the minimum level in 2002 to 2004 and AstraZeneca has no reason to believe that the annual payments in the future will fall below the minimum obligations.

Partial Redemption
In 2008, there will be a partial redemption of Merck’s limited partnership interest – which will end Merck’s interests (including rights to contingent payments) in respect of certain of the agreement products – by distribution to Merck of an amount calculated as a multiple of the average annual contingent payments from 2005 to 2007 on the relevant products, plus $750m.

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110	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

30 Assets pledged, commitments and contingent liabilities (continued)

First Option
In 2008, a calculation will be made of the Appraised Value, being the net present value of the future contingent payments in respect of all agreement products not covered by the Partial Redemption, other than Prilosec and Nexium. Payment of this amount to Merck in 2008 is, however, contingent on Merck’s exercise of the First Option. Exercise of the First Option will require AstraZeneca to buy out Merck’s interest in these products at the Appraised Value. Should Merck not exercise this option in 2008, AstraZeneca may exercise it in 2010 for a sum equal to the 2008 Appraised Value. If neither Merck nor AstraZeneca exercise the option, the contingent payment arrangements in respect of these agreement products will continue (as will other potential obligations and restrictions in respect of these products) and the Appraised Value will not be paid.

In addition, in 2008 there will be a true-up of the Advance Payment. The calculation of this will be based on a multiple of the average annual contingent payments from 2005 to 2007 in respect of all the agreement products with the exception of Prilosec and Nexium (subject to a minimum of $6.6bn), plus other defined amounts (totalling $912m). It is then reduced by the Appraised Value (whether paid or not), the Partial Redemption and the Advance Payment (at its undiscounted amount of $2.8bn) to determine the true-up amount. The true-up will be settled in 2008 irrespective of whether the First Option is exercised and this could result in a further payment by AstraZeneca to Merck or a payment by Merck to AstraZeneca.

Should Merck exercise the First Option in 2008, AstraZeneca will make payments in respect of the Partial Redemption, the First Option and the true-up totalling a minimum of $4.7bn. If AstraZeneca exercises the First Option in 2010, the combined effect will involve a minimum aggregate amount payable to Merck in 2008 and 2010 of the same amount.

Loan Note Receivable
In 2008, at the same time as the settlement of the Partial Redemption and the true-up, Merck will settle the loan note receivable by paying AstraZeneca $1.4bn.

Second Option
A Second Option exists whereby AstraZeneca has the option to re-purchase Merck’s interests in Prilosec and Nexium in the US. This option is exercisable by AstraZeneca two years after the exercise of the First Option, whether the First Option is exercised in either 2008 or 2010. Exercise of the Second Option by AstraZeneca at a later date is also provided for in 2017 or if combined annual sales of the two products fall below a minimum amount provided, in each case, that the First Option has been exercised. The exercise price for the Second Option is the fair value of these product rights as determined at the time of exercise.

If the Second Option is exercised, Merck will relinquish all its interests (including rights to contingent payments) in AstraZeneca products.

Accounting treatment
The precise amount of settlements with Merck under the Partial Redemption, the First Option and the true-up of the Advance Payment cannot be determined at this time. The Partial Redemption and true-up are calculated based, in part, on trading performance between 2005 and 2007, and payment of the First Option is contingent upon Merck (or AstraZeneca) exercising the First Option. If Merck exercises the First Option in 2008, the net minimum payment to be made to Merck, being the combined payments of $4.7bn less the repayment of the loan note of $1.4bn, would be $3.3bn.

In accounting for the Restructuring in 1998, the loan note was included in the determination of the fair values of the assets and liabilities to be acquired. The loan note was ascribed a fair value of zero on acquisition and on the balance sheet because it is estimated that the net minimum payment of $3.3bn equated to the fair value of the trading rights to be acquired under the Partial Redemption and First Option.

It is considered that the payments described under the headings above, including the Second Option, represent the acquisition of future trading rights which will terminate Merck’s interests in the agreement products (including their rights to contingent payments) and which will provide AstraZeneca with unencumbered discretion in our operations in the US market. Merck’s interests will only be terminated as and when the payments are made and, accordingly, the acquisition of these trading rights will only be reflected in the Financial Statements at that point. The trading rights will be accounted for under the extant guidance when the payments are made, with allocations to intangibles and goodwill, as appropriate.

As noted, the calculation of the purchase price of the trading rights is based partially on the contingent payments made in 2005 to 2007 (subject to the minimum amount) and is likely to be substantially driven by the sales of Toprol-XL, Pulmicort, Rhinocort and Atacand. However, AstraZeneca anticipates that the benefits that will accrue to the Company from these payments will begin to be realised from 2008 onwards based on contributions from those products that have already been launched (for example, Rhinocort and Atacand), those that are due to be launched in the US (in particular, Symbicort) and those that are in development.

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AstraZeneca Annual Report and	Financial Statements	111
Form 20-F Information 2004

30 Assets pledged, commitments and contingent liabilities (continued)

The ongoing monitoring of the projected payments to Merck and the value of the related trading rights to AstraZeneca takes full account of changing business circumstances and the range of possible outcomes to ensure that the payments to be made to Merck are covered by the benefits expected to be realised by the Company. Should the monitoring reveal that these payments exceed the benefits expected to be realised, a provision for an onerous contract will be recognised. The annual contingent payments on agreement products are expensed as incurred.

Environmental costs and liabilities
The Group’s expenditure on environmental protection, including both capital and revenue items, relates to costs which are necessary for meeting current good practice standards and legal and regulatory requirements for processes and products.

They are an integral part of normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges and are not separated from overall operating and development costs. There are no known changes in legal, regulatory or other requirements resulting in material changes to the levels of expenditure for 2002, 2003 or 2004.

In addition to expenditure for meeting current and foreseen environmental protection requirements, the Group incurs substantial costs in investigating and cleaning up land and groundwater contamination. In particular, AstraZeneca and/or its affiliates have environmental liabilities at some currently or formerly owned, leased and third party sites.

In the US, the AstraZeneca affiliate, Zeneca Inc., and/or its indemnitees, have been named as potentially responsible parties (PRPs) or defendants at approximately 13 sites where Zeneca Inc. is likely to incur future investigation, remediation or operation and maintenance costs under federal or state, statutory or common law environmental liability allocations schemes. Similarly, the AstraZeneca affiliate, Stauffer Management Company LLC (SMC), which was established in 1987 to own and manage certain assets of Stauffer Chemical Company acquired that year, and/or its indemnitees, have been named as PRPs or defendants at approximately 29 sites where SMC is likely to incur future investigation, remediation or operation and maintenance costs under federal or state, statutory or common law environmental liability allocations schemes. In Europe and other parts of the world outside the US, AstraZeneca is likely to incur costs at three currently owned sites and has given indemnities to third parties in respect of approximately 45 other sites. These environmental liabilities arise almost entirely from legacy operations that are not part of our current pharmaceuticals business and, at most of these sites, remediation, where required, is either completed or nearing completion. In the aggregate, however, significant expenditure on clean up and monitoring is likely to be required.

AstraZeneca has made provisions for the estimated costs of future environmental investigation, remediation and operation and maintenance activity beyond normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges where it is probable that such costs will be incurred and can be estimated reliably. With respect to such estimated, future costs, there were provisions at 31 December 2004 in the aggregate of approximately $96m, of which approximately $86m relates to the US. These provisions do not include possible, additional costs that are not currently probable, nor do these provisions include costs that, by agreement, will be borne by viable third party indemnitors. In addition, these provisions: (1) include, where appropriate, unasserted claims where future costs are nonetheless probable (at owned sites, for example); (2) are based, where applicable, on liability allocation or cost sharing agreements that we believe are enforceable against viable third parties; (3) reflect expected insurance recoveries where an insurer has agreed to provide an indemnity; and (4) typically cover a time period of five years (with the exception of operation and maintenance activity, which can last for decades). AstraZeneca is not presently aware of any circumstances or uncertainties regarding the viability of liable third parties, indemnitors or insurers that would cause these provisions to be altered.

It is possible that the Company, or its affiliates, could incur future environmental costs beyond the extent of our current provisions. The extent of such possible, additional costs is inherently difficult to estimate due to a number of factors, including, but not limited to: (1) the nature and extent of claims that may be asserted in the future; (2) whether the Company or any of its affiliates has or will have any legal obligation with respect to asserted or unasserted claims; (3) the type of remedial action, if any, that may be selected at sites where the remedy is presently not known; (4) the potential for recoveries from or allocation of liability to third parties; and (5) the length of time that the environmental investigation, remediation and liability allocation process can take. Notwithstanding and subject to the foregoing, it is estimated that potential additional loss, for future environmental investigation, remediation and operation and maintenance activity above and beyond our provisions, could be, in the aggregate, in the order of $20m to $40m.

Legal proceedings
AstraZeneca is involved in various legal proceedings considered typical to its businesses, including litigation relating to employment, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. The more significant matters are discussed below.

Crestor (rosuvastatin)
AstraZeneca Pharmaceuticals LP and/or AstraZeneca LP in the US have been served with two individual lawsuits involving alleged injury in association with the use of Crestor. In addition, a motion for authorisation to institute a class action and to be a representative was filed in Quebec, Canada against AstraZeneca PLC and AstraZeneca Canada Inc.. The petitioner claims alleged injury as a result of the use of Crestor. AstraZeneca is vigorously defending all such claims and lawsuits.

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112	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

30 Assets pledged, commitments and contingent liabilities (continued)

Diprivan (propofol)
In August 2002, AstraZeneca LP received a letter from ESI Lederle, a division of Wyeth, informing AstraZeneca of Wyeth’s intention to market a generic version of Diprivan prior to the expiration of AstraZeneca’s patents covering the current formulation. AstraZeneca filed a patent infringement action against Wyeth in the US District Court for the Southern District of New York. Through a series of transactions, the holder of the relevant Abbreviated New Drug Application (ANDA) and now defendant in AstraZeneca’s suit is Mayne Pharma (USA) Inc. (formerly called Faulding Pharmaceutical Co.). Mayne responded to AstraZeneca’s complaint and filed counterclaims alleging non-infringement, invalidity and unenforceability. Discovery and claim construction took place during 2004 and the trial is expected to commence in February 2005. AstraZeneca maintains that its patents are valid, enforceable and infringed by Mayne’s propofol product. If the court finds that AstraZeneca’s patents are valid, enforceable and infringed by Mayne’s propofol product, AstraZeneca will seek an injunction preventing the manufacture, use, sale and offering for sale in the US of Mayne’s propofol product. Under the ANDA statute, the FDA may not approve Mayne’s propofol product before February 2005.

Exanta (ximelagatran)
On or about 27 January 2005, a putative class action was filed in the US District Court for the District of Massachusetts on behalf of purchasers of AstraZeneca publicly traded securities during the period 2 April 2003 to 11 October 2004 against AstraZeneca PLC, Percy Barnevik, Håkan Mogren, Sir Tom McKillop and Jonathan Symonds. The lawsuit asserts claims under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5, alleging that the defendants made false and misleading statements regarding Exanta clinical trials and the status of the New Drug Application for Exanta in the US. AstraZeneca denies the allegations and will vigorously defend the action.

Iressa (gefitinib)
In 2004, two claims were filed against AstraZeneca KK in Japan, in the Osaka and Tokyo District Courts respectively. In each claim, it is alleged that Iressa caused a fatal incidence of interstitial lung disease (ILD) in a Japanese patient. AstraZeneca KK, following consultation with external legal advisers, believes the claims are without merit and is defending both cases. ILD is a known complication of lung disease, including advanced lung cancer, regardless of treatment.

Losec/Prilosec (omeprazole)
In March 2000, the German Federal Patent Court declared that AstraZeneca’s formulation patent for omeprazole was invalid. AstraZeneca appealed the decision to the German Supreme Court. As a consequence, all pending infringement actions in Germany were stayed awaiting the outcome of the appeal. At the time, AstraZeneca obtained an interlocutory injunction against ratiopharm GmbH based on the formulation patent. In March 2004, the German Supreme Court heard AstraZeneca’s appeal and the court confirmed the decision of the German Federal Patent Court declaring the patent invalid. AstraZeneca has sought leave to appeal this decision to the German Constitutional Court. Following the German Supreme Court decision, ratiopharm GmbH was seeking damages from AstraZeneca for lost sales due to the interlocutory injunction obtained by AstraZeneca against ratiopharm. In January 2005, the matter was settled on terms which do not have a material effect on AstraZeneca’s financial position.

In June and July 2004, AstraZeneca applied in France for injunctions based on its omeprazole formulation patent against six companies for marketing generic omeprazole. In August 2004, the applications were rejected at first instance. AstraZeneca has appealed this decision. A hearing on the appeal is scheduled for February 2005. In May 2004, AstraZeneca also started legal proceedings against the same companies for infringement of its omeprazole formulation patent in France. These proceedings have been consolidated with a case challenging the validity of the patent, brought by one of the companies against AstraZeneca. No date has yet been set for a hearing.

In 2001, AstraZeneca filed suit in the US against Andrx Pharmaceuticals, Inc. for infringement of a patent directed to a process for making an omeprazole formulation (the ’281 patent). Andrx filed counterclaims of non-infringement, invalidity and unenforceability for inequitable conduct during prosecution of the ’281 patent. Andrx also asserted that the ’281 patent as well as two formulation patents, the ’505 and ’230 patents, were unenforceable for alleged litigation misconduct by AstraZeneca. Both parties sought attorneys’ fees. In May 2004, the US District Court for the Southern District of New York ruled that the ’281 patent was infringed, but also ruled that the ’281 patent was invalid. The court dismissed Andrx’s litigation misconduct and other counterclaims and affirmative defences, leaving intact the court’s October 2002 decision finding the ’230 and ’505 patents not invalid and infringed by Andrx. The October 2002 decision was affirmed in all respects on appeal in December 2003. The court entered final judgement regarding the ’281 patent in July 2004, after determining to stay the attorneys’ fees claims pending any appeals. Andrx has appealed the judgement and AstraZeneca has cross-appealed.

In April 2001, Andrx filed a case in the US District Court for the Southern District of New York against AstraZeneca, Merck & Co., Inc. and the US Food and Drug Administration, alleging that the listing of certain patents in the FDA’s Orange Book was improper and constituted violations of certain provisions of the Sherman Act, the US federal anti-trust legislation, and a state statute analogous to the federal anti-trust laws. Andrx sought injunctive relief compelling the parties to de-list omeprazole-related patents it claimed were improperly listed in the Orange Book and prohibiting the defendants from using patents to delay the effective date of the FDA’s approval of Andrx’s Abbreviated New Drug Application for omeprazole. AstraZeneca and Merck filed motions to dismiss the case and Andrx filed a motion for summary judgement. The case was stayed by the court in 2001 and then administratively dismissed in 2002.

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AstraZeneca Annual Report and	Financial Statements	113
Form 20-F Information 2004

30 Assets pledged, commitments and contingent liabilities (continued)

During 2000 and 2001, AstraZeneca had filed suits against Lek Pharmaceutical and Chemical Company d.d. and Lek Services USA, Inc., Impax Laboratories Inc., Eon Labs Manufacturing Inc., Mylan Pharmaceuticals Inc., Apotex Corp, Apotex, Inc. and Torpharm, Inc., and Zenith Goldline Pharmaceuticals, Inc. (now known as Ivax Pharmaceuticals, Inc.). These suits followed the filing of Abbreviated New Drug Applications by these companies with the FDA concerning the companies’ intention to market generic omeprazole products in the US. The basis for the proceedings is that the actions of all the companies infringe the ’505 and ’230 formulation patents relating to omeprazole. The cases are proceeding under the US Hatch-Waxman legislation. The case against Ivax was dismissed without prejudice shortly after it was filed, after Ivax withdrew its application to market generic omeprazole. During 2003, after Mylan commenced commercial sale of its product, AstraZeneca filed suit against Laboratorios Esteve, SA and Esteve Quimica, SA, manufacturers of the omeprazole product to be distributed in the US by Mylan. In 2003 and 2004, Lek, Apotex and Impax all began commercial sales of their generic omeprazole products. AstraZeneca has added claims for damages against each of the selling defendants. Anti-trust and non-infringement counterclaims have been filed by Andrx, Apotex/Torpharm, Impax, Eon and Lek. All defendants but Lek have also raised invalidity and unenforceability counterclaims. The anti-trust counterclaims, as well as AstraZeneca’s claims for damages, have been stayed pending resolution of the patent liability issues. The cases have been consolidated for discovery before, or are directly assigned to, Judge Jones in the US District Court for the Southern District of New York. All discovery is expected to be completed in February 2005. In July 2004, Lek filed a motion for summary judgement of non-infringement, which is pending. Briefing of any remaining motion for summary judgement is scheduled to be completed by April 2005. No trial date has been set.

During 2000, AstraZeneca was granted interlocutory injunctions based on certain of AstraZeneca’s omeprazole patents against the generic company, Scandinavian Pharmaceuticals-Generics AB (Scand Pharm), in Denmark and Norway. In October 2001, Oslo City Court in Norway found that Scand Pharm had infringed AstraZeneca’s formulation patent for omeprazole. At the same time, the court declared AstraZeneca’s formulation patent valid. In November 2004, these findings were upheld by the Appeal Court. As a result of the Norwegian case, Scand Pharm cannot sell its omeprazole product in Norway. Furthermore, it is also prevented from selling its omeprazole product in Denmark pending the outcome of the main action in the Danish case. If the final decisions in these cases are against AstraZeneca, Scand Pharm may claim damages for lost sales due to the interlocutory injunctions. During 2003 and 2004, AstraZeneca was denied interlocutory injunctions based on certain of its omeprazole patents against Novartis Sverige AB and ratiopharm AB in Sweden and Novartis Finland Oy and ratiopharm Oy in Finland. An interlocutory injunction against Biochemie Novartis Healthcare A/S was granted in Denmark during 2003, based on AstraZeneca’s omeprazole formulation patent. Also during 2003, the District Court in Norway found that the generic omeprazole product marketed by ratiopharm AS did not infringe AstraZeneca’s omeprazole formulation patent. In December 2004, an interlocutary injunction against Nomeco A/S, a Danish distributor of a generic omeprazole product from ratiopharm, was granted in Denmark based on AstraZeneca’s omeprazole formulation patent.

AstraZeneca has been and continues to be involved in numerous proceedings in Canada involving Genpharm, Reddy Cheminor, Rhoxalpharma and Apotex. These cases relate to omeprazole capsules or omeprazole magnesium tablets and involve various patents. AstraZeneca could potentially be liable for damages in some cases. However, there are no financial claims currently being made against AstraZeneca in Canada in any litigation in respect of omeprazole capsules or omeprazole magnesium tablets. Apotex launched a generic omeprazole capsule product in Canada in January 2004. Following this launch, AstraZeneca commenced judicial review proceedings seeking to quash Apotex’s Notice of Compliance (marketing approval). In September 2004, the case was decided against AstraZeneca. AstraZeneca’s appeal of the September 2004 decision is scheduled for February 2005. AstraZeneca sued Apotex in July 2004 alleging infringement of its formulation patents by Apotex’s omeprazole capsules.

In February 2000, the European Commission commenced an investigation relating to certain omeprazole intellectual property rights, and associated regulatory and patent infringement litigation. The investigation is pursuant to Article 82 of the EC Treaty, which prohibits an abuse of a dominant position. The investigation was precipitated by a complaint by a party to a number of patent and other proceedings involving AstraZeneca. AstraZeneca has, in accordance with its corporate policy, co-operated with the Commission. In July 2003, the Commission served a Statement of Objections on AstraZeneca, referring to alleged infringements regarding the obtaining of supplementary protection certificates for omeprazole in certain European countries; and regarding AstraZeneca’s replacement of omeprazole capsules by omeprazole MUPS (tablets) and withdrawal of capsule marketing authorisations in three European countries. AstraZeneca replied fully to the Commission, explaining why its actions were in AstraZeneca’s view lawful. An oral hearing took place in February 2004. If, ultimately, (and subject to any appeals to the Court of First Instance and the European Court of Justice) it is held that Article 82 has been infringed, then there may be a liability to fines and/or other measures which can be imposed by the Commission. There could also be liability for alleged losses incurred by aggrieved third parties. It is not possible, at the present time, to quantify any such liabilities as no Decision has been issued by the Commission, no fines have to date been imposed and no claims for damages have been received. Moreover, bearing in mind the timescales of proceedings, including appeals, there may well be a considerable period before any such liabilities are finally established (even if, which is denied, any such liabilities exist).

Nexium (esomeprazole)
AstraZeneca entities have been sued in state courts in the US in purported representative and class actions involving the marketing of Nexium (esomeprazole). These actions generally allege that AstraZeneca’s promotion and advertising of Nexium to physicians and consumers is unfair, unlawful and deceptive conduct, particularly as the promotion relates to comparisons of Nexium with Prilosec. They also allege that AstraZeneca’s conduct relating to the pricing of Nexium was unfair, unlawful and deceptive. The plaintiffs allege claims under various state consumer protection, unfair practices and false advertising laws. The plaintiffs in these cases seek remedies that include restitution, disgorgement of profits, damages, punitive damages, injunctive relief, attorneys’ fees and costs of suit.

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114	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

30 Assets pledged, commitments and contingent liabilities (continued)

In October 2004, the first action was brought in the Superior Court of the State of California for the County of Los Angeles by the AFL-CIO, two unincorporated associations and an individual on behalf of themselves, the general public and a class of California consumers, third party payers, cash payers and those making co-pay. A second action has been filed in the same court on behalf of a similar putative class of consumers. Actions making similar allegations were filed on behalf of a putative class of consumers in the Circuit Court of Searcy County, Arkansas and on behalf of a putative class of third party payers in the Superior Court of the State of Delaware in and for New Castle County.

In addition, in December 2004, AstraZeneca received a pre-litigation demand from claimants in Massachusetts who allege similar claims under Massachusetts law on behalf of themselves and a proposed class of purchasers of Nexium in Massachusetts.

AstraZeneca denies the allegations and is vigorously defending each of these actions.

In October 2004, AstraZeneca LP filed suit in the US District Court for the District of Delaware seeking declaratory judgement that its ‘Better is Better’ campaign for Nexium is not false or misleading advertising in violation of section 43(a) of the Lanham Act, a federal statute governing false advertising claims. The action was taken in response to a letter from TAP Pharmaceuticals, Inc. demanding that AstraZeneca immediately withdraw the television commercial and other components of the direct-to-consumer advertising campaign for Nexium on the basis that they allegedly constitute violations of the statute. In November 2004, TAP requested expedited consideration of the case by filing a motion for a preliminary injunction. In December 2004, the court held a hearing on this motion and denied the request for a preliminary injunction. A trial date has been scheduled for April 2006.

Nolvadex (tamoxifen)
AstraZeneca is a co-defendant with Barr Laboratories, Inc. in numerous purported class actions filed in federal and state courts throughout the US. All of the state court actions were removed to federal court and have been consolidated, along with all of the cases originally filed in federal court, in a federal multi-district litigation proceeding pending in the US District Court for the Eastern District of New York. Some of the cases were filed by plaintiffs representing a putative class of consumers who purchased tamoxifen. The other cases were filed on behalf of a putative class of ‘third party payers’ (including health maintenance organisations, insurers and other managed care providers and health plans) that have reimbursed or otherwise paid for prescriptions of tamoxifen. The plaintiffs allege that they paid ‘supra-competitive and monopolistic prices’ for tamoxifen as a result of the settlement of patent litigation between Zeneca and Barr in 1993. The plaintiffs seek injunctive relief, treble damages under the anti-trust laws, disgorgement and restitution. In April 2002, AstraZeneca filed a motion to dismiss the cases for failure to state a cause of action. In May 2003, the US District Court for the Eastern District of New York granted AstraZeneca’s motion to dismiss. The plaintiffs appealed the decision. Oral arguments in the appeal were heard by the United States Court of Appeals for the Second Circuit in July 2004. The court’s decision is awaited.

Plendil (felodipine)
In August 2000, AstraZeneca LP received a letter from Mutual Pharmaceutical Co., Inc. informing AstraZeneca of Mutual’s intention to market a generic version of AstraZeneca’s Plendil extended release tablets prior to the expiration of AstraZeneca’s patent covering the extended release formulation. AstraZeneca filed a patent infringement action against Mutual in the US District Court for the Eastern District of Pennsylvania. Mutual responded and filed counterclaims alleging non-infringement and invalidity. In March 2003, the District Court granted summary judgement in favour of AstraZeneca as to the infringement claim, holding that Mutual infringed AstraZeneca’s formulation patent. In August 2003, the District Court granted summary judgement in favour of AstraZeneca as to the validity claim, holding that AstraZeneca’s patent is valid. Mutual then filed a notice of appeal as to both of these decisions to the US District Court of Appeals for the Federal Circuit.

In September 2004, the Federal Circuit Court reversed the ruling by the District Court as to infringement and held that Mutual’s extended release felodipine tablets, as a matter of law, do not infringe AstraZeneca’s formulation patent. However, the Federal Circuit Court upheld the District Court’s decision as to validity, ruling that AstraZeneca’s formulation patent is valid as a matter of law.

In April 2004, Zenith Goldline Pharmaceuticals, Inc. (now known as Ivax Pharmaceuticals, Inc.) filed a motion for summary judgement on the issue of non-infringement in the patent infringement action pending between AstraZeneca Pharmaceuticals LP and Zenith/Ivax in the US District Court for the District of New Jersey. The patent infringement action against Zenith/Ivax, which AstraZeneca filed in July 2001, resulted from a May 2001 letter to AstraZeneca in which Zenith/Ivax declared its intention to market a generic version of Plendil extended release tablets prior to the expiration of AstraZeneca’s patent covering the extended release formulation. Zenith/Ivax filed counterclaims in the litigation alleging non-infringement. In August 2004, the District Court issued an order dismissing this action, without prejudice, pending the consummation of a settlement of the matter and granting the parties the right, upon motion and good cause shown, to re-open the legal action if the settlement were not consummated within 60 days of the date of the order. The parties jointly proposed to the District Court that the 60 day period be extended by 30 days. In November 2004, the District Court entered an order of dismissal reflecting the parties’ agreement that AstraZeneca dismiss its claim of infringement and Ivax dismiss its counterclaim of invalidity.

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AstraZeneca Annual Report and	Financial Statements	115
Form 20-F Information 2004

30 Assets pledged, commitments and contingent liabilities (continued)

Seroquel (quetiapine fumarate)
AstraZeneca PLC and AstraZeneca Pharmaceuticals LP have been named as defendants in the case of Susan Zehel-Miller et al. v. AstraZenaca [sic], AstraZenaca Pharmaceuticals, LP [sic], a putative class action suit filed in August 2003 in the US District Court for the Middle District of Florida. The named plaintiffs are seeking damages and injunctive relief on behalf of a purported class “consisting of all persons in the United States who purchased and/or used Seroquel”. Although the scope of the allegations in the complaint is very broad, the primary focus appears to be the contention that AstraZeneca failed to provide adequate warnings in connection with an alleged association between Seroquel and the onset of diabetes. In August 2004, the court denied class certification in this matter. The plaintiffs’ motion to the Court of Appeals for leave to pursue an interlocutory appeal of the decision was denied in January 2005. AstraZeneca is vigorously defending the claims of the two remaining plaintiffs in this matter.

Symbicort (budesonide/formoterol)
In February 2004, Ivax Pharmaceuticals (UK) Limited initiated proceedings against AstraZeneca AB claiming that the UK parts of two European patents related to Symbicort were invalid. In May 2004, the court granted AstraZeneca’s application for a stay of the proceedings pending the determination of parallel opposition proceedings before the European Patent Office. In April 2004, Ivax initiated proceedings against AstraZeneca AB in relation to the Republic of Ireland claiming that two European patents related to Symbicort were invalid. In October 2004, the court granted AstraZeneca’s application for a stay of proceedings pending the final decision of the European Patent Office and its Boards of Appeal in the opposition proceedings.

Toprol-XL (metoprolol succinate)
In May 2003, AstraZeneca filed a patent infringement action against KV Pharmaceutical Company in the US District Court for the Eastern District of Missouri in response to KV’s notification of its intention to market a generic version of Toprol-XL tablets in the 200mg dose prior to the expiration of AstraZeneca’s patents covering the substance and its formulation. In response to later similar notices from KV related to the 100mg and 50mg doses, AstraZeneca filed further actions. KV responded in each instance and filed counterclaims alleging non-infringement, invalidity and unenforceability of the listed patents.

In February 2004, AstraZeneca filed a patent infringement action against Andrx Pharmaceuticals LLC in the US District Court for the District of Delaware in response to Andrx’s notification of its intention to market a generic version of Toprol-XL tablets in the 50mg dose prior to the expiration of AstraZeneca’s patents. In response to two later similar notices from Andrx related to the 25mg, 100mg and 200mg doses, AstraZeneca filed two additional patent infringement actions in the same court. In each instance, Andrx claims that each of the listed patents is invalid, not infringed and unenforceable.

In April 2004, AstraZeneca filed a patent infringement action against Eon Labs Manufacturing Inc. in the US District Court for the District of Delaware in response to Eon’s notification of its intention to market generic versions of Toprol-XL tablets in the 25mg, 50mg, 100mg and 200mg doses prior to the expiration of AstraZeneca’s patents. In its response, Eon alleged that each of the listed patents is invalid, not infringed and unenforceable.

All of the patent litigation relating to Toprol-XL against KV, Andrx and Eon has been consolidated for pre-trial discovery purposes and motion practice in the US District Court for the Eastern District of Missouri. The defendants filed a motion for summary judgement in December 2004 alleging that the Toprol-XL patents are invalid due to double patenting. Briefing is ongoing. In January 2005 AstraZeneca filed a terminal disclaimer of the Toprol-XL patents-in-suit over one of the other patents raised by the defendants, which will result in a revision of the expiration date of the Toprol-XL patents-in-suit from March 2008 to September 2007. Discovery and motion practice are expected to be active through at least the first half of 2005. No trial date has been set in the consolidated proceedings. Under the Abbreviated New Drug Application statute, the FDA may not approve KV’s product before September 2005, Andrx’s product before June 2006 or Eon’s product before August 2006, unless there is an earlier adverse court decision.

AstraZeneca maintains that its patents are valid, enforceable and infringed by these KV, Andrx and Eon products.

Zestril (lisinopril)
In 1996, two of AstraZeneca’s predecessor companies, Zeneca Limited and Zeneca Pharma Inc. (as licensees), and Merck & Co., Inc. and Merck Frosst Canada Inc. commenced a patent infringement action in the Federal Court of Canada against Apotex Inc., alleging infringement of Merck’s lisinopril patent. Apotex has sold and continues to sell a generic version of AstraZeneca’s Zestril and Merck’s Prinivil tablets. Apotex has admitted infringement but has raised positive defences to infringement, including that it acquired certain quantities of lisinopril prior to issuance of the patent and that certain quantities were licensed under a compulsory licence. Apotex has also alleged invalidity of the patent. The trial is scheduled for January 2006.

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116	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

30	Assets pledged, commitments and contingent liabilities (continued)

Average wholesale price class action litigation
In January 2002, AstraZeneca was named as a defendant along with 24 other pharmaceutical manufacturers in a class action suit, in Massachusetts, brought on behalf of a putative class of plaintiffs alleged to have overpaid for prescription drugs as a result of inflated wholesale list prices. The suit seeks to recover unspecified damages. AstraZeneca has also been named as a co-defendant with various other pharmaceutical manufacturers in similar suits filed in nine other states. Most of these suits have been consolidated with the Massachusetts action for pre-trial purposes pursuant to federal multi-district litigation procedures. The court has issued a scheduling order setting out a briefing schedule for class certification and summary judgement motions. That order groups five of the pharmaceutical manufacturer co-defendants, including AstraZeneca, into a group called the ‘Fast Track’ defendants. The court has scheduled a hearing on the plaintiffs’ motion for class certification relating to the Fast Track defendants for February 2005. A hearing on the Fast Track motions for summary judgement is scheduled for June 2005. In addition to the consolidated proceedings in Massachusetts, additional suits are proceeding independently in four states. These include separate suits brought by the Commonwealth of Pennsylvania, the Commonwealth of Kentucky and the State of Wisconsin to recover alleged damages on behalf of those states and their residents, as well as a class action brought by an individual plaintiff in Arizona on behalf of individuals and entities in that state. AstraZeneca believes that it has meritorious defences to all of these claims.

Retail pharmacies’/drug purchasers’ actions
Since October 1993, several thousand retail pharmacies and certain retail drug purchasers have commenced purported class actions and individual actions in various federal and state courts throughout the US alleging that, with respect to brand name prescription drugs, manufacturers and wholesalers engaged in discriminatory pricing practices and/or discriminatory discounting and rebate practices, and/or conspired with one another to fix prices and artificially maintain high prices to the plaintiffs in restraint of trade and commerce. More than 20 brand name prescription drug manufacturers and eight wholesalers have been named defendants in some or all of these suits.

In November 2004, AstraZeneca settled the single remaining retail case pending against it in the Northern District of Illinois. Consequently, all of these cases against AstraZeneca have now been settled or dismissed.

Additional government investigations into drug marketing practices
As is true for most, if not all, major prescription pharmaceutical companies operating in the US, AstraZeneca is currently involved in multiple additional US federal and state criminal and civil investigations into drug marketing and pricing practices. Five of these investigations are being handled by the US Attorney’s Office in Boston. One involves a request for production of documents relating to the sale and promotion of Prilosec to the New England Medical Center in Boston. A second subpoena from the same office requests documents relating to the sale and marketing of products to an individual physician in Worcester, Massachusetts and certain physicians and entities affiliated with that physician. A third subpoena from that office seeks documents relating to speaker programmes involving healthcare professionals at three regional healthcare entities in the Boston area. A fourth subpoena requests documents relating to interactions with physicians at a large, regional clinic and affiliated entities in north eastern Massachusetts. The fifth subpoena from the Boston US Attorney’s Office relates to the marketing and sale of three products (Zestril, Naropin and Cefotan) to a leading provider of pharmacy services to long term care facilities.

AstraZeneca has received a subpoena from the Massachusetts Attorney General’s Office seeking documents relating to the sale and promotion of five products (Prilosec, Seroquel, Rhinocort Aqua, Toprol-XL and Zestril) within Massachusetts. In October 2004, AstraZeneca received a subpoena from the US Attorney’s Office in Philadelphia principally seeking documents relating to the formulary status of AstraZeneca drugs at a regional health maintenance organisation and a national pharmacy benefits manager. Most recently, AstraZeneca, along with 12 other pharmaceutical manufacturers, was served with a subpoena from the US Attorney’s Office in Philadelphia seeking documents in connection with the government’s pending civil litigation against Medco Health Systems. That subpoena seeks documents relating to contracts, programmes, grants or payments to Medco.

AstraZeneca is co-operating fully with all of these investigations. It is not possible to predict the outcome of any of these investigations, which could include the payment of damages and the imposition of fines, penalties and administrative remedies.

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AstraZeneca Annual Report and	Financial Statements	117
Form 20-F Information 2004

30	Assets pledged, commitments and contingent liabilities (continued)

Drug importation anti-trust litigation
In May 2004, plaintiffs in a purported class action filed complaints in the US District Court for Minnesota and for New Jersey, alleging that AstraZeneca Pharmaceuticals LP and eight other pharmaceutical manufacturer defendants conspired to prevent American consumers from purchasing prescription drugs from Canada, “depriving consumers of the ability to purchase” drugs at competitive prices. The New Jersey case was voluntarily dismissed in July 2004 and only the Minnesota proceedings remain pending. The plaintiffs seek injunctive relief, restitution and other remedies. The defendants in the Minnesota action filed a motion to dismiss the case for failure to state a cause of action. Oral argument on the motion to dismiss was heard in January 2005. A decision on the motion is awaited.

In August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California making similar allegations. As in the Minnesota action, the defendants in this action have moved to dismiss the case for failure to state a cause of action. It is expected that oral argument on the motion will be held in early 2005.

AstraZeneca denies the material allegations of both the Minnesota and California actions and is vigorously defending these matters.

StarLink
AstraZeneca Insurance Company Limited (AZIC) has commenced arbitration proceedings in the UK against insurers in respect of amounts paid by Garst Seed Company of the US in settlement of claims arising in the US from Garst’s sale of StarLink, a genetically engineered corn seed. AstraZeneca’s interest in Garst was through AstraZeneca’s 50% ownership of Advanta BV, the sale of which to Syngenta was announced in May 2004 and completed in September 2004. AZIC’s claim against the insurers will not be affected by the disposal of AstraZeneca’s interest in Advanta BV.

Salick Health Care, Inc.
In April 2004, Comprehensive Cancer Centers, Inc. (CCC), a subsidiary of Salick Health Care, Inc. received a subpoena from the US Department of Justice seeking, among other items, medical records and related documentation for services provided to patients at the Comprehensive Cancer Center at Desert Regional Medical Center in Palm Springs, California. The Center is managed by CCC, which is co-operating fully with the document request.

Taxation
Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgement. Details of the material tax exposures are as follows:

AstraZeneca has made certain double taxation relief claims in accordance with its understanding of existing law. We understand that other taxpayers have recently been denied credit for foreign taxes in similar claims. The estimated tax exposure provided for in respect of the issue is $197m, although the potential additional losses above and beyond the amount provided is estimated to be up $130m; however, management believes that it is unlikely that these additional losses will arise. AstraZeneca expects a definitive ruling or clarification of law on the availability of credit for foreign taxes in the next 12 months. Until these cases are resolved either in court or through clarification of existing law, there is some risk that credits may not be allowed, giving rise to effective double taxation. In this event, the Company will seek relief under the relevant double tax treaty.

AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world. The issues under audit are often complex and can require many years to resolve. Accruals for tax contingencies require management to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. The total accrual included in the Financial Statements to cover the worldwide exposure to transfer pricing audits is $400m. It is not possible to estimate any additional exposure that may arise or the timing of tax cash flows in relation to each outcome.

Included in the provision is an amount of interest of $107m. Interest is accrued as a tax expense.

Of the remaining tax exposures, the Company does not expect material additional losses.

General
With respect to each of the legal proceedings described above, other than those which have been disposed of, we are unable to make estimates of the loss or range of losses at this stage. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors including, for example, the stage of the proceedings (in many cases trial dates have not been set) and overall length and extent of legal discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. However, although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 30 to the Financial Statements, we do not expect them to have a materially adverse effect on our financial position or profitability.

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118	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

31	Leases
Total rentals under operating leases charged to profit and loss account were as follows:
	2004 $m	2003 $m	2002 $m

Hire of plant and machinery	50	21	23

Other	77	73	96

	127	94	119

Commitments under operating leases to pay rentals during the year following the year of these Financial Statements analysed according to the period in which each lease expires were as follows:
	Land and buildings		Other assets

	2004 $m	2003 $m	2004 $m	2003 $m

Expiring within one year	7	9	12	13

Expiring in years two to five	25	23	31	26

Expiring thereafter	35	38	2	3

	67	70	45	42

The future minimum lease payments under operating leases that have initial or remaining terms in excess of one year at 31 December 2004 were as follows:
	Operating leases

	2004 $m	2003 $m

Obligations under leases comprise
Rentals due within one year	112	112

Rentals due after more than one year:
After five years from balance sheet date	69	80

From four to five years	28	25

From three to four years	35	28

From two to three years	45	40

From one to two years	63	56

	240	229

	352	341

The Group had no commitments (2003 $nil) under finance leases at the balance sheet date which were due to commence thereafter.

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AstraZeneca Annual Report and	Financial Statements	119
Form 20-F Information 2004

32 Statutory and other information

	2004	2003	2002
	$m	$m	$m

Audit fees – KPMG Audit Plc and its associates
Audit services	8.4	5.4	3.5

Further assurance services	1.4	2.1	1.5

Taxation services	2.0	1.8	1.8

Other services	–	–	0.2

	11.8	9.3	7.0

Audit fees – others	–	–	0.1

	11.8	9.3	7.1

Audit services include fees in respect of the Group audit, the audit of the Group’s preliminary financial statements under International Financial Reporting Standards, work in relation to Sarbanes-Oxley s404, and fees for other services required by statute or regulation. The fee for the audit of the parent company is $1,600 (2003 $1,600, 2002 $1,600). Fees for further assurance services include employee pension fund and other benefit plan audit services together with control reviews associated with new systems implementations. Taxation services consist of tax compliance services and tax advice.

$0.9m (2003 $0.5m, 2002 $0.4m) of the total fees for further assurance, taxation and other services were charged in the UK.

Related party transactions
The Group had no material related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.

Subsequent events
No significant change has occurred since the date of the annual Financial Statements.

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120	AstraZeneca Annual Report and Form 20-F Information 2004	Financial Statements

Notes to the Financial Statements continued

33 Company information

Company Balance Sheet
		2004	2003
At 31 December	Notes	$m	$m

Fixed assets
Fixed asset investments	33	7,745	6,940

Current assets
Debtors – other		25	7

Debtors – amounts owed by subsidiaries		23,228	25,339

		23,253	25,346

Total assets		30,998	32,286

Creditors due within one year
Non-trade creditors	33	(3,590)	(3,120)

Net current assets		19,663	22,226

Total assets less current liabilities		27,408	29,166

Creditors due after more than one year
Loans – owed to subsidiaries	33	(283)	(295)

Loans – external	33	(747)	–

		(1,030)	(295)

Net assets		26,378	28,871

Capital and reserves
Called-up share capital	34	411	423

Share premium account	33	550	449

Capital redemption reserve	33	36	23

Other reserves	33	1,841	1,841

Profit and loss account	33	23,540	26,135

Shareholders’ funds – equity interests		26,378	28,871

The Financial Statements on pages 72 to 135 were approved by the Board of Directors on 27 January 2005 and were signed on its behalf by:

Sir Tom McKillop	Jonathan Symonds
Director	Director

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AstraZeneca Annual Report and	Financial Statements	121
Form 20-F Information 2004

33 Company information (continued)

Deferred taxation

The parent company had deferred tax assets of $25m at 31 December 2004.

	Investments in subsidiaries

Fixed asset investments	Shares	Loans	Total
	$m	$m	$m

Cost at beginning of year	6,645	295	6,940

Additions	70	747	817

Disposals and other movements	–	(12)	(12)

Net book value at 31 December 2004	6,715	1,030	7,745

Net book value at 31 December 2003	6,645	295	6,940

Non-trade creditors		2004	2003
		$m	$m

Amounts due within one year
Short term borrowings (unsecured)		4	3

Other creditors		116	154

Amounts owed to subsidiaries		2,409	2,049

Dividends to shareholders		1,061	914

		3,590	3,120

Loans – owed to subsidiaries	Repayment	2004	2003
	Dates	$m	$m

Loans (unsecured)
US dollars
7.2% loan	2023	283	295

Loans – external

5.4% Callable bond	2014	747	–

Total loans		1,030	295

Loans or instalments thereof are repayable:
After five years from balance sheet date		1,030	295

From two to five years		–	–

From one to two years		–	–

Total unsecured		1,030	295

Total due within one year		–	–

Total loans		1,030	295

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122	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Notes to the Financial Statements continued

33	Company information (continued)

	Share	Capital		Profit
	premium	redemption	Other	and loss	2004	2003
Reserves	account	reserve	reserves	account	Total	Total
	$m	$m	$m	$m	$m	$m

At beginning of year	449	23	1,841	26,135	28,448	30,655

Net gains for the year	–	–	–	1,172	1,172	244

Dividends	–	–	–	(1,555)	(1,555)	(1,350)

Share re-purchases	–	13	–	(2,212)	(2,199)	(1,147)

Share premiums	101	–	–	–	101	46

At end of year	550	36	1,841	23,540	25,967	28,448

Distributable reserves at end of year	–	–	591	617	1,208	1,592

As permitted by section 230 of the Companies Act 1985, the Company has not presented its profit and loss account.

At 31 December 2004 $22,923m (31 December 2003 $25,032m) of the profit and loss account reserve was not available for distribution. The majority of this non-distributable amount relates to profit arising on the sale of Astra AB to a subsidiary in 1999, which becomes distributable as the underlying receivable is settled. During 2004, $2,109m of the profit was realised by repayment. Subsequent to the year end, a further $1,625m was repaid on 25 January 2005, resulting in additional distributable reserves not included in the figures above. Included in other reserves is a special reserve of $157m, arising on the redenomination of share capital in 1999.

	2004	2003
Reconciliation of movement in shareholders’ funds	$m	$m

Shareholders’ funds at beginning of year	28,871	31,084

Net gains for the financial year	1,172	244

Dividends	(1,555)	(1,350)

Issues of AstraZeneca PLC Ordinary Shares	102	47

Re-purchase of AstraZeneca PLC Ordinary Shares	(2,212)	(1,154)

Net reduction in shareholders’ funds	(2,493)	(2,213)

Shareholders’ funds at end of year	26,378	28,871

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AstraZeneca Annual Report and	Financial Statements	123
Form 20-F Information 2004

34	Called-up share capital of parent company

		Allotted, called-up
	Authorised	and fully paid

	2004	2004	2003
	$m	$m	$m

Ordinary Shares ($0.25 each)	411	411	423

Unissued Ordinary Shares ($0.25 each)	189	–	–

Redeemable Preference Shares (£1 each – £50,000)	–	–	–

	600	411	423

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The movements in share capital during the year can be summarised as follows:

	No. of shares
	(million)	$m

At beginning of year	1,693	423

Issues of shares	2	1

Re-purchase of shares	(50)	(13)

At 31 December 2004	1,645	411

Share re-purchase
During the year the Company re-purchased, and subsequently cancelled, 50,100,000 Ordinary Shares at an average price of 2376 pence per share. The total consideration, including expenses, was $2,212m. The excess of the consideration over the nominal value has been charged against the profit and loss account reserve.

Share schemes
A total of 2,456,945 Ordinary Shares were issued during the year in respect of share schemes. Details of movements in the number of Ordinary Shares under option are shown in Note 29; details of options granted to Directors are shown in the Directors’ Remuneration Report.

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124	AstraZeneca Annual Report and	Financial Statements
Form 20-F Information 2004

Principal Subsidiaries

		Percentage of voting
At 31 December 2004	Country	share capital held		Principal activity

UK
AstraZeneca UK Limited	England	100	#	Research and development,
				production, marketing

AstraZeneca Insurance Company Limited	England	100		Insurance and reinsurance underwriting

AstraZeneca Treasury Limited	England	100		Treasury

Continental Europe
NV AstraZeneca SA	Belgium	100		Production, marketing

AstraZeneca Dunkerque Production SCS	France	100		Production

AstraZeneca SAS	France	100		Research, production, marketing

AstraZeneca GmbH	Germany	100		Development, production, marketing

AstraZeneca Holding GmbH	Germany	100		Production, marketing

AstraZeneca SpA	Italy	100		Production, marketing

AstraZeneca Farmaceutica Spain SA	Spain	100		Production, marketing

AstraZeneca AB	Sweden	100		Research and development,
				production, marketing

AstraZeneca BV	The Netherlands	100		Marketing

The Americas
AstraZeneca Canada Inc.	Canada	100		Research, production, marketing

IPR Pharmaceuticals Inc.	Puerto Rico	100		Development, production, marketing

AstraZeneca LP	US	99		Research and development,
				production, marketing

AstraZeneca Pharmaceuticals LP	US	100		Research and development,
				production, marketing

Zeneca Holdings Inc.	US	100		Production, marketing

Asia, Africa & Australasia
AstraZeneca Pty Limited	Australia	100		Development, production, marketing

AstraZeneca KK	Japan	80		Production, marketing

#	Shares held directly

The companies and other entities listed above are those whose results or financial position principally affected the figures shown in the Group’s annual Financial Statements. A full list of subsidiaries, joint ventures and associates will be annexed to the Company’s next annual return filed with the Registrar of Companies. The country of registration or incorporation is stated alongside each company. The accounting dates of subsidiaries and associates are 31 December, except for Salick Health Care, Inc. which, owing to local conditions and to avoid undue delay in the preparation of the Financial Statements, is 30 November. AstraZeneca operates through 234 subsidiaries worldwide. The Group Financial Statements consolidate the Financial Statements of AstraZeneca PLC and its subsidiaries at 31 December 2004. Products are manufactured in some 20 countries worldwide and are sold in over 100 countries.

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AstraZeneca Annual Report and	Additional Information	125
Form 20-F Information 2004	for US Investors

Additional Information for US Investors

Introduction
The accompanying consolidated Financial Statements included in this Annual Report are prepared in accordance with UK GAAP. There are certain significant differences between UK GAAP and US GAAP which affect AstraZeneca’s net income and shareholders’ equity and, on pages 125 to 135, additional information under US GAAP is set out as follows:		recorded as goodwill. The amount allocated to in-process research and development was, as required by US GAAP, expensed immediately in the first reporting period after the business combination. Fair value adjustments to the recorded amount of inventory were expensed in the period the inventory was utilised. Additional amortisation and depreciation have also been recorded in respect of the fair value adjustments to tangible and intangible assets.

On disposal of a business, the gain or loss under US GAAP may differ from that under UK GAAP due principally to goodwill capitalised and amortised, together with the appropriate share of other differences between UK and US accounting principles recognised previously.

Capitalisation of interest
AstraZeneca does not capitalise interest in its UK GAAP Financial Statements. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

Dividends
Under UK GAAP, Ordinary Share dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board.

Deferred taxation
Deferred taxation is provided on a full liability basis under US GAAP, which permits deferred tax assets to be recognised if their realisation is considered to be more likely than not. Under current UK GAAP, full provision is also made although there are a number of different bases on which this calculation is made, for example rolled over capital gains.

Pension and post-retirement benefits
There are four main differences between current UK GAAP and US GAAP in accounting for pension costs:

>	summary of differences between UK and US GAAP accounting principles; page 125

In the consolidated Financial Statements prepared under UK GAAP, goodwill arising on acquisitions made prior to 1 January 1998 accounted for under the purchase method has been eliminated against shareholders’ equity. Under the requirements of UK Financial Reporting Standard 10 ‘Goodwill and Intangible Assets’, goodwill on acquisitions made after 1 January 1998 is capitalised and amortised over its estimated useful life which is generally presumed not to exceed 20 years. UK GAAP requires that on subsequent disposal or termination of a previously acquired business, any goodwill previously taken directly to shareholders’ equity is then charged in the income statement against the profit or loss on disposal or termination. Up until 1 January 2002, under US GAAP, goodwill was required to be capitalised and amortised. Now, instead of being amortised, goodwill is tested annually for impairment.

Identifiable intangible assets, which principally include patents, ‘know-how’ and product registrations, are amortised over their estimated useful lives which vary between five years and 20 years with a weighted average life of approximately 13 years.

At 31 December 2004 and 2003 under US GAAP, shareholders’ equity includes capitalised goodwill of $16,143m and $15,306m respectively (net of amortisation and impairment of $2,698m and $2,596m) and capitalised identifiable intangible assets of $8,854m and $9,536m respectively (net of amortisation and impairment of $8,514m and $6,739m). Goodwill on businesses disposed of is charged to the gain or loss on disposal.

>	net income; page 128

>	US GAAP condensed consolidated statement of operations; page 129

>	US GAAP statement of comprehensive income; page 129

>	stock-based compensation; page 130

>	pension and post-retirement benefits; page 131

>	taxation; page 133

>	shareholders’ equity; page 134

>	acquired intangible assets and goodwill; page 134

>	US GAAP condensed consolidated statement of cash flows; page 135

Differences between UK and US accounting principles

Purchase accounting adjustments
Under UK GAAP, the merger of Astra and Zeneca was accounted for as a ‘merger of equals’ (pooling-of-interests). Under US GAAP the merger was accounted for as the acquisition of Astra by Zeneca using ‘purchase accounting’. Under purchase accounting, the cost of the investment is calculated at the market value of the shares issued together with other incidental costs and the assets and liabilities of the acquired entity are recorded at fair value. As a result of the fair value exercise, increases in the values of Astra’s tangible fixed assets and inventory were recognised and values attributed to its in-process research and development and existing products, together with appropriate deferred taxation effects. The difference between the cost of investment and the fair value of the assets and liabilities of Astra was

			(i)	US GAAP requires measurements of plan assets and obligations to be made as at the date of the financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation;

(ii)

US GAAP mandates a particular actuarial method – the projected unit credit method – and requires that each significant assumption necessary to determine annual pension costs reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions taken as a whole should be compatible and lead to the actuary’s best estimate of the cost of providing the benefits promised;

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126	AstraZeneca Annual Report and	Additional Information
	Form 20-F Information 2004	for US Investors

Additional Information for US Investors continued

Differences between UK and US accounting principles (continued)	such deferral is not permitted except in certain defined circumstances.

Financial instruments and hedging activities
Under US GAAP, all derivative instruments should be recognised as assets or liabilities in the balance sheet at fair value. Gains and losses are recognised in net income unless they are regarded as hedges. Under UK GAAP, these instruments are measured at cost and gains or losses deferred until the underlying transactions occur.

Under US GAAP, marketable securities are recognised at fair value, with movements in fair value taken to a separate component of equity. Under UK GAAP, such investments are held at cost.

Deferred income
Under UK GAAP, profits or losses from the sale of product related intangible assets are generally taken to other operating income at disposal and are stated after taking account of product disposal costs and costs of minor outstanding obligations. Under US GAAP, such profits are deferred and recognised in the income statement in subsequent periods until all disposal obligations and commitments have been completed.

Stock-based compensation
In the Group’s Financial Statements prepared under UK GAAP, no cost is accrued for the share options awarded to employees under the AstraZeneca Share Option Plan and the AstraZeneca Savings-Related Share Option Plan as the exercise price is equivalent to the market value at the date of grant. Under US GAAP, the cost is calculated as the difference between the option price and the market price at the date of grant or, for variable plans, at the end of the reporting period (until measurement date). Under the requirements of APB Opinion No. 25 any compensation cost would be charged over the period from the date the options are granted to the date they are first exercisable. Under US GAAP, in the net income reconciliation, the Group has adjusted for stock-based compensation costs calculated under APB Opinion No. 25.

Statement of cash flows: Basis of preparation
AstraZeneca’s statement of Group cash flow is prepared in accordance with UK Financial Reporting Standard 1 (Revised 1996) (‘FRS 1’), whose objective and principles are similar to those set out in SFAS No. 95, ‘Statement of Cash Flows’. The principal differences	between the standards relate to classification. Under FRS 1, the Company presents its cash flows for (a) operating activities; (b) dividends received from joint ventures and associates; (c) returns on investments and servicing of finance; (d) tax paid; (e) capital expenditure and financial investment; (f) acquisitions and disposals; (g) dividends paid to shareholders; (h) management of liquid resources; and (i) financing. SFAS No. 95 requires only three categories of cash flow activity being (a) operating; (b) investing; and (c) financing.

Cash flows from taxation, returns on investments and servicing of finance and dividends received from joint ventures and associates under FRS 1 would be included as operating activities under SFAS No. 95; capital expenditure and financial investment and acquisitions and disposals would be included as investing activities; and distributions would be included as a financing activity under SFAS No. 95. Under FRS 1 cash comprises cash in hand and deposits repayable on demand, less overdrafts repayable on demand; and liquid resources comprise current asset investments held as readily disposable stores of value. Under SFAS No. 95 cash equivalents, comprising short term highly liquid investments, generally with original maturities of three months or less, are grouped together with cash; short term borrowings repayable on demand would not be included within cash and cash equivalents and movements on those borrowings would be included in financing activities.

New accounting standards
FIN No. 46R ‘Consolidation of Variable Interest Entities’ (VIE) is intended to address perceived weaknesses in accounting for special purpose or off-balance sheet entities and provides guidance on identifying the primary beneficiary resulting from arrangements or financial interests as opposed to voting rights. If a party is a primary beneficiary then the assets, liabilities and results of the VIE should be included in the consolidated financial statements of the party. FIN No. 46R applied to all VIEs or potential VIEs referred to as special purpose entities for periods ending on or after 15 December 2003. Adoption for all other entities was required for periods ending on or after 15 March 2004. FIN No. 46R did not have a material effect on the results or net assets of AstraZeneca.

(iii)	under US GAAP, a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service period of employees. Under UK GAAP, AstraZeneca’s policy is not to recognise pension credits in its Financial Statements unless a refund of, or reduction in, contributions is likely; and

(iv)	under US GAAP, a minimum pension liability is recognised through other comprehensive income in certain circumstances when there is a deficit of plan assets relative to the accumulated benefits obligation. Under UK GAAP, there is no such requirement.

Restructuring costs
Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. US GAAP requires a number of specific criteria to be met before such costs can be recognised as an expense. Among these are the requirements that costs associated with exit or disposal activities are recognised when the costs are incurred rather than at the date of commitment to an exit or disposal plan. To the extent that restructuring costs are related to the activities of the acquired company, US GAAP allows them to be recognised as a liability upon acquisition.

Intangible assets
Under UK GAAP, AstraZeneca capitalises certain defined software costs and amortises these over five years. Under US GAAP, software costs are generally capitalised and amortised over three to five years.

Under UK GAAP certain payments for rights to compounds in development are capitalised. Under US GAAP these payments are expensed.

Foreign exchange
Under UK GAAP, unrealised gains and losses on foreign currency transactions to hedge anticipated, but not firmly committed, foreign currency transactions may be deferred and accounted for at the same time as the anticipated transactions. Under US GAAP,

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AstraZeneca Annual Report and	Additional Information	127
Form 20-F Information 2004	for US Investors

In March 2004, the Emerging Issues Task Force (EITF) issued EITF Issue No. 03-6 ‘Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share’. This guidance addressed changes in the reporting and calculation requirements for earnings per share, setting out the method to be used when a company has granted holders of any form of security rights to participate in the earnings of the company along with the participation rights of common stockholders. The adoption of EITF 03-6 had no effect on AstraZeneca.

In June 2004, the EITF issued EITF Issue No. 03-1 ‘The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments’. The guidance details how to determine the meaning of other than temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115 ‘Accounting for Certain Investments in Debt and Equity Securities’ (SFAS No. 115) and to equity securities that are not subject to the scope of SFAS No. 115 and are not accounted for under the equity method of accounting. The guidance also includes accounting considerations subsequent to the recognition of an impairment other than temporary and requires certain disclosures about unrealised losses that have not been recognised as other than temporary impairments. These disclosure requirements became effective for periods ended prior to 30 June 2004. The introduction of recognition and measurement guidance of EITF 03-1 has been deferred. The disclosure requirements did not have a significant effect on AstraZeneca; it is not expected that the recognition and measurement requirements will have a material impact either.

In November 2004, the FASB issued SFAS No. 151 ‘Inventory Costs’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after 15 June 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the results or net assets of AstraZeneca.	In December 2004, the FASB issued SFAS No. 152 ‘Accounting for Real Estate Timesharing Transactions, an amendment of FASB Statements No. 66 and 67’ which provides that real estate time-sharing transactions should be accounted for as non-retail land sales. SFAS No. 152 is effective for fiscal years beginning after 15 June 2005. The adoption of SFAS No. 152 is not expected to have a material effect on the net assets or results of AstraZeneca.

In December 2004, the FASB issued SFAS No. 153 ‘Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29’ which replaces the current exception from fair value measurement for non-monetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 shall be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the results or net assets of AstraZeneca.

In December 2004, the FASB issued SFAS No. 123(R) ‘Share-Based Payment’ that will require compensation costs related to share-based payment transactions to be recognised in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognised over the period that an employee provides service in exchange for the award. Statement 123(R) replaces SFAS No. 123, ‘Accounting for Stock-Based Compensation’, and supersedes APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’. The effective date of SFAS No. 123(R) is accounting periods commencing on or after 15 June 2005. The standard should be applied using the modified prospective method although there are transitional arrangements for modified retrospective application if the disclosure or recognition requirements of SFAS No. 123 had previously been adopted. AstraZeneca has not yet determined the effect of the adoption of SFAS No. 123(R).

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128	AstraZeneca Annual Report and	Additional Information
	Form 20-F Information 2004	for US Investors

Additional Information for US Investors continued

Differences between UK and US accounting principles (continued)

Net income
As a result of the significant difference between the UK GAAP and US GAAP treatment of the combination of Astra and Zeneca in the year of acquisition, and in the results of preceding periods, condensed statements of operations and cash flow under US GAAP have been prepared for the benefit of US investors.

The following is a summary of the adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of UK GAAP.

	2004	2003	2002
	$m	$m	$m

Net income, as shown in the consolidated statements of income before exceptional items	3,527	3,036	3,186

Exceptional items after tax	286	–	(350)

Net income for the period under UK GAAP	3,813	3,036	2,836

Adjustments to conform to US GAAP
Purchase accounting adjustments (including goodwill and intangibles)
Deemed acquisition of Astra
Amortisation and other acquisition adjustments	(1,014)	(952)	(864)

Others	49	59	55

Capitalisation, less disposals and amortisation of interest	(1)	17	46

Deferred taxation
On fair values of Astra	283	266	239

Others	90	(91)	(99)

Pension and other post-retirement benefits expense	(52)	(43)	(46)

Software costs	6	(18)	(46)

Stock-based compensation	11	(12)	33

Fair value of financial instruments	(94)	10	93

Research and development	(31)	–	–

Deferred income recognition	–	14	61

Unrealised losses on foreign exchange and others	(9)	(18)	(1)

Net income in accordance with US GAAP	3,051	2,268	2,307

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AstraZeneca Annual Report and	Additional Information for US Investors	129
Form 20-F Information 2004

Differences between UK and US accounting principles (continued)

US GAAP Condensed Consolidated Statement of Operations

	2004	2003	2002
For the years ended 31 December	$m	$m	$m

Sales	21,426	18,849	17,841

Cost of sales	(5,150)	(4,469)	(4,520)

Distribution costs	(177)	(162)	(141)

Research and development	(3,858)	(3,451)	(3,069)

Selling, general and administrative expenses	(7,889)	(6,941)	(6,165)

Amortisation of intangibles	(953)	(881)	(1,052)

Other income	534	225	308

Operating income	3,933	3,170	3,202

Net interest (expense)/income	(1)	63	140

Income from continuing operations before taxation	3,932	3,233	3,342

Taxes on income from continuing operations	(881)	(965)	(1,035)

Net income from continuing operations	3,051	2,268	2,307

Net income for the year	3,051	2,268	2,307

Weighted average number of $0.25 Ordinary Shares in issue (millions)	1,673	1,709	1,733

Dilutive impact of share options outstanding (millions)	2	3	2

Diluted weighted average number of $0.25 Ordinary Shares
in accordance with US GAAP (millions)	1,675	1,712	1,735

Net income per $0.25 Ordinary Share and ADS in accordance
with USG AAP – basic and diluted	$1.82	$1.33	$1.33

US GAAP Statement of Comprehensive Income
	2004	2003	2002
For the years ended 31 December	$m	$m	$m

Net income for the year	3,051	2,268	2,307

Exchange gains, net of tax	2,106	3,635	2,919

Other movements, net of tax	20	(81)	(73)

Total comprehensive income	5,177	5,822	5,153

Other movements in 2004 include a reduction in the minimum liability under SFAS No. 87 ‘Employers’ Accounting for Pensions’ from $39m to $36m. Tax effects on exchange gains/(losses) were $(82)m and on other movements $27m.

The cumulative exchange gains and losses (net of tax) on the translation of foreign currency financial statements under US GAAP are set out in the following note:

	2004	2003	2002
For the years ended 31 December	$m	$m	$m

Balance at 1 January	2,236	(1,399)	(4,318)

Movement in year	2,106	3,635	2,919

Balance at 31 December	4,342	2,236	(1,399)

The cumulative total of other movements (net of tax) at 31 December 2004 was a charge of $134m (2003 $154m, 2002 $73m).

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130	AstraZeneca Annual Report and Form 20-F Information 2004	Additional Information for US Investors

Additional Information for US Investors continued

Differences between UK and US accounting principles (continued)

Stock-based compensation
In the Group’s Financial Statements prepared under UK GAAP, no cost is accrued for the share options awarded to employees under the AstraZeneca Share Option Plan, and the AstraZeneca Savings-Related Share Option Plan as the exercise price is equivalent to the market value at the date of grant. Under US GAAP the cost is calculated as the difference between the option price and the market price at the date of grant or, for variable plans, at the end of the reporting period (until measurement date). Under the requirements of APB Opinion No. 25 any compensation cost would be amortised over the period from the date the options are granted to the date they are first exercisable. Under US GAAP in the net income reconciliation, the Group has adjusted for stock compensation costs as calculated under APB Opinion No. 25. SFAS No.123 ‘Accounting for Stock-Based Compensation’ sets out an alternative methodology for recognising the compensation cost based on the fair value at grant date. Had the Group adopted this methodology, the incremental effect on net income under US GAAP is shown below:

	2004	2003	2002
	$m	$m	$m

Net income under US GAAP as reported	3,051	2,268	2,307

Compensation cost under APB No. 25	(11)	12	(33)

Compensation cost under SFAS No. 123	(147)	(154)	(122)

Pro forma net income	2,893	2,126	2,152

Pro forma net income per $0.25 Ordinary Share and
ADS in accordance with US GAAP (basic and diluted):
As reported	$1.82	$1.33	$1.33

Pro forma	$1.73	$1.24	$1.24

The fair value of options granted is estimated, based on the stock price at the grant date, using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002

Dividend yield	2.3%	2.0%	1.6%

Expected volatility	25.0%	25.0%	30.0%

Risk-free interest rate	3.5%	4.3%	5.2%

Expected lives: AstraZeneca Share Option Plan	6.0 years	6.0 years	6.0 years

Expected lives: SAYE Plan	3.8 years	4.3 years	4.3 years

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AstraZeneca Annual Report and Form 20-F Information 2004	Additional Information for US Investors	131

Differences between UK and US accounting principles (continued)

Pension and post-retirement benefits
For the purposes of US GAAP, the pension information as set out in Note 28 in respect of the UK retirement plans and of the retirement plans of the non-UK subsidiaries has been restated in the following tables in accordance with the requirements of SFAS No. 132 ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106’. These plans comprise substantially all of the actuarial liabilities of all AstraZeneca retirement plans. The changes in projected benefit obligations, plan assets and details of the funded status of these retirement plans, together with the changes in the accumulated other post-retirement benefit obligations, under SFAS No. 132 are as follows:

			Other
	Pension		post-retirement
	benefits		benefits

Change in projected benefit obligation	2004	2003	2004	2003
	$m	$m	$m	$m

Benefit obligation at beginning of year	7,416	5,943	242	210

Service cost	229	171	11	9

Interest cost	385	329	14	14

Participant contributions	30	26	1	1

Actuarial loss/(gain)	328	545	(3)	24

Special termination benefits	–	–	–	–

Settlement and curtailment	10	5	–	–

Benefits paid	(281)	(245)	(18)	(19)

Exchange	590	642	2	3

Benefit obligation at end of year	8,707	7,416	249	242

			Other
	Pension		post-retirement
	benefits		benefits

Change in plan assets	2004	2003	2004	2003
	$m	$m	$m	$m

Fair value at beginning of year	5,905	4,549	195	133

Actual return on plan assets	565	590	22	35

Group contribution	280	489	17	43

Participant contributions	30	26	–	1

Settlement and curtailment	–	–	–	–

Benefits paid	(281)	(245)	(17)	(17)

Exchange	473	496	–	–

Fair value of plan assets at end of year	6,972	5,905	217	195

Funded status of plans	(1,735)	(1,511)	(32)	(47)

Unrecognised net loss	1,644	1,503	29	36

Prior service cost not recognised	15	25	(11)	(9)

Unrecognised net obligation on implementation	(1)	(1)	25	29

	(77)	16	11	9

Adjustments to recognise minimum liability:
Intangible assets	(36)	(39)	–	–

Accumulated other comprehensive income	(217)	(260)	–	–

Accrued benefit asset/(liability)	(330)	(283)	11	9

At 31 December 2004, the projected benefit obligation, accumulated benefit obligation and fair value of the plan assets in respect of the pension plans above with accumulated benefit obligations in excess of plan assets were $6,699m, $5,800m and $5,220m, (2003 $5,779m, $4,961m and $4,415m) respectively. The total of accumulated benefit obligations for the pension plans was $7,443m (2003 $6,239m). The measurement date for the plan assets and benefit obligations set out above was 31 December 2004. Contributions to the plans in 2005 are estimated to be $224m.

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132	AstraZeneca Annual Report and Form 20-F Information 2004	Additional Information for US Investors

Additional Information for US Investors continued

Differences between UK and US accounting principles (continued)

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted average rates used for calculation of year end benefit obligations and forecast benefit cost in the retirement plans and other benefit obligations for SFAS No. 132 purposes were as follows:

	Pension benefits			Other post-retirement benefits

	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%

Discount rate	5.2	5.5	5.8	5.7	5.9	6.6

Long term rate of increase in remuneration	3.9	4.0	4.1	n/a	n/a	n/a

Expected long term return on assets	6.8	6.6	6.4	7.8	7.8	7.8

The Group has assumed a long term rate of increase in healthcare costs of 8%, reducing to 4%.

	Pension benefits			Other post-retirement benefits

	2004	2003	2002	2004	2003	2002
	$m	$m	$m	$m	$m	$m

Net periodic cost
Service cost – present value of benefits
accruing during the year	229	171	146	11	9	8

Interest cost on projected benefit obligations	385	329	287	14	14	14

Expected return on assets	(406)	(308)	(276)	(15)	(14)	–

Net amortisation and deferral	76	45	34	3	2	(1)

Net periodic cost for the year	284	237	191	13	11	21

It is estimated that a one percentage point change in the weighted average healthcare costs trend would have the following effects on the accumulated benefit obligation and net periodic cost at 31 December 2004:

	One percentage point

	Increase	Decrease
	$m	$m

Accumulated benefit obligation	15	(13)

Net periodic cost	2	(2)

The weighted average allocation of pension and other post-retirement plan assets was as follows:
	2004	2003
	%	%

Equities	49.7	49.2

Bonds	36.0	48.8

Other	14.3	2.0

The benefits expected to be paid in the future are as follows:
$m

2005	326

2006	337

2007	349

2008	362

2009	376

2010 – 2014	1,761

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AstraZeneca Annual Report and Form 20-F Information 2004	Additional Information for US Investors	133

Differences between UK and US accounting principles (continued)

Taxation
	2004	2003	2002
Years ended 31 December	$m	$m	$m

Taxes on income from continuing operations
UK taxation
Corporation tax	379	138	165

Double taxation relief	(22)	(23)	(7)

Adjustment in respect of prior period	(178)	–	–

Deferred taxation	(47)	88	40

Overseas taxation
Overseas taxes	992	878	921

Adjustments in respect of prior periods	7	35	(51)

Deferred taxation	(250)	(151)	(33)

Share of taxation of joint ventures and associates	–	–	–

Taxes on income from continuing operations	881	965	1,035

The table below reconciles the UK statutory tax charge with the Group’s actual charge on income from continuing operations.

	2004	2003	2002
Years ended 31 December	$m	$m	$m

Income on continuing operations	3,932	3,233	3,342

Taxation charge at UK corporation tax rate of 30% for 2004 (30% for 2003, 30% for 2002)	1,180	970	1,002

Differences in effective overseas tax rates	27	(41)	6

Items not deductible for tax purposes	40	89	83

Items not chargeable for tax purposes	(71)	(88)	(110)

Adjustments in respect of prior periods	(171)	35	(51)

Exceptional items	(124)	–	105

Tax on income from continuing operations	881	965	1,035

In 2004, claims amounting to $nil (2003 $95m) for tax relief were made arising as a result of a restructuring of the AMI joint venture in 1998. Under US GAAP, these reliefs are adjusted against the goodwill arising on the restructuring and included in other adjustments.

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134	AstraZeneca Annual Report and	Additional Information
	Form 20-F Information 2004	for US Investors

Additional Information for US Investors continued

Differences between UK and US accounting principles (continued)

Shareholders’ equity	2004	2003
	$m	$m

Total shareholders’ equity under UK GAAP	14,418	13,178

Adjustments to conform to US GAAP
Purchase accounting adjustments (including goodwill and intangibles)
Deemed acquisition of Astra
Goodwill	15,099	14,311

Tangible and intangible fixed assets	6,988	7,661

Others	206	145

Capitalisation, less disposals and amortisation of interest	254	255

Deferred taxation
On fair value of Astra	(2,134)	(2,313)

Others	(92)	(207)

Dividend	1,061	914

Pension and other post-retirement benefits expense	(573)	(534)

Software costs capitalised	52	46

Fair value of financial instruments	2	109

Deferred income recognition	–	–

Others	33	89

Shareholders’ equity in accordance with US GAAP	35,314	33,654

Acquired intangible assets
Details of the carrying amounts of intangible fixed assets and past and projected amortisation expenses are set out below.

		2004		2003

	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortisation	amount	amortisation
	$m	$m	$m	$m

Product rights	14,590	(6,744)	13,733	(5,274)

Marketing and distribution rights	1,729	(1,043)	1,659	(831)

Software	589	(367)	462	(305)

Others	460	(360)	421	(329)

Total	17,368	(8,514)	16,275	(6,739)

Aggregate amortisation expense
				$m

For year ended 31 December 2004				1,316

For year ended 31 December 2003				1,245

For year ended 31 December 2002				1,154

Estimated amortisation expense
				$m

For year ended 31 December 2005				1,316

For year ended 31 December 2006				1,304

For year ended 31 December 2007				1,216

For year ended 31 December 2008				1,216

For year ended 31 December 2009				1,216

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AstraZeneca Annual Report and	Additional Information for US Investors	135
Form 20-F Information 2004

Differences between UK and US accounting principles (continued)
The weighted average amortisation period in respect of each class of intangible asset is as follows:

Product rights	13 years
Marketing and distribution rights	16 years
Software	4 years
Other	8 years

Goodwill
The changes in the carrying amount of goodwill for the two years ended 31 December 2004 were as follows:

$m

Balance as at 1 January 2003	13,647

Acquired	1

Exchange adjustments	1,658

Balance as at 1 January 2004	15,306

Exchange and other movements	837

Balance as at 31 December 2004	16,143

US GAAP Condensed Consolidated Statement of Cash Flows

	2004	2003	2002
For the years ended 31 December	$m	$m	$m

Cash flows from operating activities	4,842	3,416	4,833

Cash flows from investing activities
Movement in short term investments and fixed deposits	(862)	771	(806)

New fixed asset investments	(117)	(120)	(1)

Disposal of fixed assets	35	38	66

Acquisitions and disposals	355	80	–

Capital expenditure	(1,183)	(1,515)	(1,608)

Net cash outflows from investing activities	(1,772)	(746)	(2,349)

Net cash flow before financing	3,070	2,670	2,484

Cash flows from financing activities
Equity dividends paid	(1,378)	(1,222)	(1,234)

Re-purchase of AstraZeneca PLC Ordinary Shares	(2,110)	(1,107)	(1,154)

Net increase/(decrease) in short term borrowings	2	–	(13)

New loans/(loans repaid)	725	(345)	(105)

Net cash outflows from financing activities	(2,761)	(2,674)	(2,506)

Increase/(decrease) in cash	309	(4)	(22)

Cash:
At 1 January	581	524	510

Increase/(decrease) in cash	309	(4)	(22)

Exchange movements	23	61	36

At 31 December	913	581	524

Interest paid was $62m in 2004 (2003 $32m, 2002 $96m). Interest received was $119m in 2004 (2003 $117m, 2002 $142m). Tax paid was $1,246m in 2004 (2003 $886m, 2002 $795m).

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136	AstraZeneca Annual Report and	Group Financial Record – UK GAAP
Form 20-F Information 2004

Group Financial Record – UK GAAP

	2000	2001	2002	2003	2004
For the years ended 31 December	$m	$m	$m	$m	$m

Turnover and profits
Group turnover	17,882	16,222	17,841	18,849	21,426

Cost of sales	(5,270)	(4,232)	(4,520)	(4,469)	(5,150)

Distribution costs	(286)	(122)	(141)	(162)	(177)

Research and development	(2,893)	(2,773)	(3,069)	(3,451)	(3,803)

Selling, general and administrative expenses	(5,691)	(5,509)	(6,348)	(6,856)	(7,841)

Other income	266	368	243	200	315

Group operating profit	4,008	3,954	4,006	4,111	4,770

Group operating profit before exceptional items	4,330	4,156	4,356	4,111	4,770

Exceptional items charged to operating profit	(322)	(202)	(350)	–	–

Profit on sale of interest in joint venture	–	–	–	–	219

Share of operating profit of joint ventures and associates	(149)	–	–	–	–

Exceptional items	(150)	–	–	–	–

Profits on sale of fixed assets	–	10	–	–	–

Dividend income	3	8	1	2	6

Net interest	135	105	30	89	90

Profit on ordinary activities before taxation	3,847	4,077	4,037	4,202	5,085

Taxation	(1,560)	(1,160)	(1,177)	(1,143)	(1,254)

Profit on ordinary activities after taxation	2,287	2,917	2,860	3,059	3,831

Attributable to minorities	(10)	(11)	(24)	(23)	(18)

Net profit for the financial year	2,277	2,906	2,836	3,036	3,813

Return on sales
Group operating profit before exceptional items as a percentage of sales	24.2%	25.6%	24.4%	21.8%	22.3%

Ratio of earnings to fixed charges (UK GAAP)	25.2	42.8	45.6	103.5	98.2

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AstraZeneca Annual Report and	Group Financial Record – UK GAAP	137
Form 20-F Information 2004

	2000	2001	2002	2003	2004
At 31 December	$m	$m	$m	$m	$m

Balance sheet
Fixed assets (tangible and intangible) and goodwill	7,908	8,109	9,404	10,420	10,909

Fixed asset investments	11	23	46	220	267

Current assets	10,938	10,364	12,126	12,933	14,440

Total assets	18,857	18,496	21,576	23,573	25,616

Creditors due within one year	(6,897)	(6,480)	(8,215)	(7,695)	(7,782)

Total assets less current liabilities	11,960	12,016	13,361	15,878	17,834

Creditors due after more than one year	(927)	(787)	(362)	(355)	(1,108)

Provisions for liabilities and charges	(1,617)	(1,600)	(1,773)	(2,266)	(2,207)

Net assets	9,416	9,629	11,226	13,257	14,519

Shareholders’ funds – equity interests	9,389	9,586	11,172	13,178	14,418

Minority equity interests	27	43	54	79	101

Shareholders’ funds and minority interests	9,416	9,629	11,226	13,257	14,519

	2000	2001	2002	2003	2004
For the years ended 31 December	$m	$m	$m	$m	$m

Cash flow
Net cash inflow from operating activities	4,183	3,762	5,593	4,226	6,061

Returns on investments and servicing of finance	19	156	35	76	58

Tax paid	(648)	(792)	(795)	(886)	(1,246)

Capital expenditure and financial investment	(1,426)	(1,543)	(1,543)	(1,597)	(1,296)

Acquisitions and disposals	740	(44)	–	80	355

Equity dividends paid to shareholders	(1,220)	(1,236)	(1,234)	(1,222)	(1,378)

Net cash inflow before management of liquid resources and financing	1,648	303	2,056	677	2,554

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138	AstraZeneca Annual Report and	Group Financial Record – US GAAP
Form 20-F Information 2004

Group Financial Record – US GAAP

Group Financial Record – US GAAP

The selected financial data set out below, for each of the years in the five year period ended 31 December 2004, have been extracted or derived from the audited Financial Statements.

The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Financial Statements of AstraZeneca and the notes thereto, which are included elsewhere in this document.

Consolidated income statement data
For the years ended 31 December	2000	2001	2002	2003	2004

Net income from operations ($m)	865	1,397	2,307	2,268	3,051

Net income from operations per $0.25 Ordinary Share	$0.49	$0.79	$1.33	$1.33	$1.82

Diluted income from operations per $0.25 Ordinary Share	$0.49	$0.79	$1.33	$1.33	$1.82

Net income from operations had SFAS No. 142 been adopted	1,716	2,125

Net and diluted income per $0.25 Ordinary Share
from operations had SFAS No. 142 been adopted	$0.97	$1.21

Ratio of earnings to fixed charges
For the Group with adjustments to accord with US GAAP	15.5	25.0	36.7	78.9	76.6

Consolidated balance sheet data
	2000	2001	2002	2003	2004
At 31 December	$m	$m	$m	$m	$m

Total assets	41,500	38,081	42,578	45,378	47,527

Shareholders’ equity	29,707	27,402	30,183	33,654	35,314

Merger accounting
For the purpose of US GAAP, the merger has been regarded as a purchase accounting acquisition of Astra by Zeneca.

Ratio of earnings to fixed charges (UK and US GAAP)
For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges (excluding capitalised interest). Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.

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AstraZeneca Annual Report and	IFRS Restatements	139
Form 20-F Information 2004

IFRS Restatements

Introduction
AstraZeneca currently prepares its primary financial statements under UK Generally Accepted Accounting Principles (UK GAAP). From 2005 onwards the Group will be required to prepare its consolidated financial statements in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS)* as adopted by the European Union (EU). This change applies to all financial reporting for accounting periods beginning on or after 1 January 2005 and, consequently, AstraZeneca’s first IFRS results will be its interim results for Q1 2005. The Group’s first Annual Report under IFRS will be for 2005. As the Group publishes comparative information for two years in its Annual Report, the date for transition to IFRS is 1 January 2003, this being the start of the earliest period of comparative information.

To explain how AstraZeneca’s reported performance and financial position are affected by this change, information previously published under UK GAAP is restated under IFRS on pages 139 to 146.

As noted below, these financial statements have been prepared on the basis of IFRSs expected to be available at 31 December 2005. These are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB (International Accounting Standards Board) and are therefore still subject to change. We will update our restated information as necessary for any such changes, should they occur.

Basis of preparation
The financial information has been prepared in accordance with IFRS as adopted by the EU. The accounting policies applied are set out on pages 139 to 141.

All IASB standards in issue at December 2004 have been endorsed by the EU, except as noted below:	to be taken directly to reserves, as is required under FRS 17 ‘Retirement Benefits’. These amendments, if endorsed by the EU, will be effective for accounting periods commencing on or after 1 January 2006, with earlier adoption encouraged by the IASB. AstraZeneca has adopted the provisions of this amendment in its restated information	payments and milestones, are capitalised and amortised over their economic lives from launch. Intangible assets relating to products in development (both internally generated and externally acquired) are subject to impairment testing at each balance sheet date or earlier upon indication of impairment. Any impairment losses are written off immediately to income.

Business combinations and goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets.

 Goodwill arising on acquisitions is capitalised and subject to impairment review, both annually and when there are indications that the carrying value may not be recoverable. Prior to 1 January 2003, goodwill was amortised over its estimated useful life; such amortisation ceased on 31 December 2002.

The Group’s policy up to and including 1997 was to eliminate goodwill arising upon acquisitions against reserves. Under IFRS 1 and IFRS 3, such goodwill will remain eliminated against reserves.

Employee benefits
The Group accounts for pensions and similar benefits (principally healthcare) under IAS 19 ‘Employee Benefits’. In respect of defined benefit plans, obligations are measured at discounted present value whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the income statement; service costs are spread systematically over the lives of employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Payments to defined contribution schemes are charged as an expense as they fall due.

Share-based payments
The fair value of employee share option plans is calculated using the Black-Scholes model. In accordance with IFRS 2 ‘Share-based Payments’ the resulting cost is charged to the income statement over the vesting period of the options. The value of the charge is adjusted to reflect expected and actual levels of options vesting.

		>	IFRS 2, IFRS 6 and various IFRIC interpretations and amendments to SIC 12 have not yet been endorsed.

Accounting policies

 Basis of accounting
As set out in the Basis of Preparation, the restated financial information on pages 139 to 146, has been prepared in accordance with IAS and IFRS as adopted by the EU.

 The accounting policy for financial instruments complies with the EU ‘carve out’ version of IAS 39. The policies also assume that the amendments to IAS 19 ‘Employee Benefits’ published in December 2004 by the IASB, allowing actuarial gains and losses to be recognised in full through reserves, will be endorsed by the EU.

AstraZeneca’s management considers the following to be the most important accounting policies in the context of the Group’s operations.

Revenue
Turnover excludes inter-company sales and value-added taxes and represents net invoice value less estimated rebates, returns and settlement discounts. Turnover is recognised when the significant risks and rewards of ownership have been transferred to a third party.

Research and development
Research expenditure is charged to income in the year in which it is incurred.

Internal development expenditure is charged to income in the year in which it is incurred unless it meets the recognition criteria of IAS 38 ‘Intangible Assets’. Regulatory and other uncertainties generally mean that such criteria are not met. Where, however, the recognition criteria are met, intangible assets are capitalised and amortised over their useful economic lives from product launch. Payments to in-license products and compounds from external third parties, generally taking the form of up-front

>	The EU has issued a revised version of IAS 39 referred to as the ‘carve out’ version and has endorsed this rather than the full IASB standard.

>	The IASB has issued amendments to IAS 19 allowing actuarial gains or losses

* References to IFRS refer to the application of International Accounting Standards, International Financial Reporting Standards and Standing Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

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140	AstraZeneca Annual Report and	IFRS Restatements
Form 20-F Information 2004

IFRS Restatements continued

Foreign currencies
Profit and loss accounts in foreign currencies are translated into US dollars at average exchange rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the Group balance sheet.

Exchange gains and losses on short term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements, exchange differences arising on consolidation of the net investments in subsidiaries, joint ventures and associates, together with those on relevant foreign currency loans, are taken directly to reserves via the statement of recognised income and expense.

Taxation
The charge for taxation is based on the profits for the year and takes into account taxation deferred because of temporary differences between the treatment of certain items for taxation and for accounting purposes. Full provision is made for the tax effects of these differences. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the asset can be utilised. This requires judgements to be made in respect of the forecast of future taxable income.

No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries, branches, associates and joint ventures, where the Group is able to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Accruals for tax contingencies require management to make judgements and estimates of ultimate exposures in relation to tax audit issues and exposures. Tax benefits are not recognised unless the tax positions will probably be sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of that benefit on the basis of a potential settlement through negotiation and/or litigation. Any recorded exposure to the interest on tax liabilities is provided for in the tax charge.

Tangible fixed assets
The Group’s policy is to write off the difference between the cost of each tangible fixed asset and its residual value systematically over its estimated useful life. Reviews are made annually of the estimated remaining lives and residual values of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impractical to calculate average assets lives exactly. However, the total lives range from approximately 13 to 50 years for buildings, and three to 15 years for plant and equipment. All tangible fixed assets are reviewed for impairment when there are indications that the carrying value may not be recoverable.

Leases
Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included, as appropriate, under creditors due within, or creditors due after more than, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Rentals under operating leases are charged to the income statement as incurred.

Subsidiaries, associates and joint ventures
A subsidiary is an entity controlled, directly or indirectly, by AstraZeneca PLC. Control is regarded as the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

An associate is an undertaking, not being a subsidiary or joint venture, in which AstraZeneca has a participating interest and over whose commercial and financial policy decisions AstraZeneca has the power to exert significant influence.

A joint venture is an entity in which AstraZeneca holds an interest on a long term basis and which is jointly controlled by AstraZeneca and one or more other venturers under a contractual arrangement.

AstraZeneca’s share of the profit less losses of all significant joint ventures and associates is included in the Group income statement on the equity accounting basis. The holding value of significant associates and joint ventures in the Group balance sheet is calculated by reference to AstraZeneca’s equity in the net assets of such associates and joint ventures, as shown by the most recent accounts available, adjusted where appropriate and including goodwill on acquisitions made since 1 January 1998.

Contingent liabilities
Through the normal course of business, AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Group. Provision is made where an adverse outcome is probable and associated costs can be estimated reliably.

AstraZeneca is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when there is a present obligation and where it is probable that expenditure on remedial work will be required and that a reliable estimate can be made of the cost.

Inventories
Inventories are stated at the lower of cost or net realisable value. The first in, first out or an average method of valuation is used. For finished goods and work in progress, cost includes directly attributable costs and certain overhead expenses (including depreciation). Selling expenses and certain other overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Financial instruments
Financial instruments are recorded initially at fair value. Subsequent measurement depends on the designation of the instrument, as follows:

>	Investments (other than interests in joint ventures, associates and fixed deposits) and short term investments (other than fixed deposits) are normally designated as available for sale. Where the exposure to a change in fair value of such an asset is substantially offset by the exposure to a change in the fair value of derivatives, the asset is generally classified as fair value through profit or loss.

>	Fixed deposits, comprising principally

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AstraZeneca Annual Report and	IFRS Restatements	141
Form 20-F Information 2004

funds held with banks and other financial institutions, and short term borrowings and overdrafts are classified as loans and receivables and held at amortised cost.	In addition the Group has chosen to restate comparative information with respect to IAS 32, IAS 39 and IFRS 2.

The Group has also opted to adopt the IASB amendments to IAS 19 early, allowing actuarial gains and losses to be charged to reserves in the period in which they arise.

>	Derivatives, comprising interest rate swaps, foreign exchange contracts and options and embedded derivatives, are classified as held for trading. Changes in fair value are taken to the income statement.

>	Long term loans are generally held at amortised cost. Where a derivative financial instrument (generally an interest rate swap) hedges the changes in fair value of a long term loan, any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Changes in the fair value of financial instruments are dealt with as follows:

>	For available for sale assets, exchange losses and impairments are taken to the income statement. All other changes in fair value are taken to reserves. On disposal of the related asset, the accumulated changes in fair value recorded in reserves are included in the gain or loss recorded in the income statement.

>	For long term loans effectively hedged, assets at fair value through profit or loss and assets held for trading, all changes in fair value are recognised in the income statement.

IFRS transitional arrangements and early adoption
When preparing the Group’s IFRS balance sheet at 1 January 2003, the date of transition, the following optional exemptions from full retrospective application of IFRS accounting policies have been adopted:

>	Business combinations – the provisions of IFRS 3 have been applied prospectively from 1 January 2003; and

>	Employee benefits – the accumulated actuarial gains and losses in respect of employee defined benefit plans have been recognised in full through reserves.

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142	AstraZeneca Annual Report and	IFRS Restatements
Form 20-F Information 2004

IFRS Restatements continued

Reconciliation of profit

		IFRS 2		IAS 32/
	Reported	Share-	IAS 19	IAS 39		Restated
	under UK	based	Employee	Financial		under
	GAAP	Payments	Benefits	Instruments	Other	IFRS
For the year ended 31 December 2004	$m	$m	$m	$m	$m	$m

Sales	21,426	–	–	–	–	21,426

Cost of sales	(5,150)	(2)	–	(41)	–	(5,193)

Distribution costs	(177)	–	–	–	–	(177)

Research and development	(3,803)	(42)	(1)	(24)	403	(3,467)

Selling, general and administrative expenses	(7,841)	(103)	10	–	(334)	(8,268)

Other operating income	315	–	–	(89)	–	226

Operating profit	4,770	(147)	9	(154)	69	4,547

Net finance costs	90	–	(8)	(28)	(1)	53

Income from dividends	6	–	–	–	–	6

Profit on sale of interest in joint venture	219	–	–	–	–	219

Profit before tax	5,085	(147)	1	(182)	68	4,825

Taxation	(1,254)	(20)	(1)	54	66	(1,155)

Profit for the period	3,831	(167)	–	(128)	134	3,670

Attributable to:
Equity holders of the Company	3,813	(167)	(1)	(128)	134	3,651

Minority interest	18	–	1	–	–	19

Basic earnings per $0.25 Ordinary Share	$2.28	($0.10)	($0.00)	($0.08)	$0.08	$2.18

Diluted earnings per $0.25 Ordinary Share	$2.28	($0.10)	($0.00)	($0.08)	$0.08	$2.18

Statement of Recognised Income and Expense
For the year ended 31 December 2004	$m

Net profit for the period	3,651

Foreign exchange adjustments on consolidation	689

Tax on foreign exchange adjustments	379

Valuation gains taken to equity	39

Actuarial gains and losses, net of tax	(98)

Recognised gains and losses for the year	4,660

Tax on foreign exchange adjustments on consolidation in 2004 includes a credit of $357m in respect of foreign exchange losses arising in 2000.

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AstraZeneca Annual Report and	IFRS Restatements	143
Form 20-F Information 2004

Reconciliation of profit
	Reported under UK GAAP $m	IFRS 2 Share- based Payments $m	IAS 19 Employee Benefits $m	IAS 32/ IAS 39 Financial Instruments $m	Other $m	Restated under IFRS $m

For the year ended 31 December 2003

Sales	18,849	–	–	–	–	18,849

Cost of sales	(4,469)	(2)	(2)	11	(1)	(4,463)

Distribution costs	(162)	–	–	–	–	(162)

Research and development	(3,451)	(42)	(5)	–	486	(3,012)

Selling, general and administrative expenses	(6,856)	(110)	(7)	4	(424)	(7,393)

Other operating income	200	–	–	(12)		188

Operating profit	4,111	(154)	(14)	3	61	4,007

Net finance costs	89	–	(7)	(24)	(2)	56

Income from dividends	2	–	–	–	–	2

Profit before tax	4,202	(154)	(21)	(21)	59	4,065

Taxation	(1,143)	18	6	5	85	(1,029)

Profit for the year	3,059	(136)	(15)	(16)	144	3,036

Attributable to:
Equity holders of the Company	3,036	(136)	(14)	(16)	144	3,014

Minority interest	23	–	(1)	–	–	22

Basic earnings per $0.25 Ordinary Share	$1.78	($0.08)	($0.01)	($0.01)	$0.08	$1.76

Diluted earnings per $0.25 Ordinary Share	$1.78	($0.08)	($0.01)	($0.01)	$0.08	$1.76

Statement of Recognised Gains and Losses
For the year ended 31 December 2003	$m

Net profit for the period	3,014

Foreign exchange adjustments on consolidation	1,256

Tax on foreign exchange adjustments	66

Valuation gains taken to equity	10

Actuarial gains and losses, net of tax	(167)

Recognised gains and losses for the year	4,179

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144	AstraZeneca Annual Report and	IFRS Restatements
Form 20-F Information 2004

IFRS Restatements continued

Reconciliation of equity						Restated under IFRS $m
			IAS 32/ IAS 39 Financial Instruments $m	IAS12 Income Tax $m	Other $m
	Reported under UK GAAP $m	IAS 19 Employee Benefits $m
As at 31 December 2004

Assets
Non-current assets

Property, plant and equipment	8,083	–	–	–	14	8,097

Goodwill and intangible assets	2,826	–	–	–	224	3,050

Other investments	267	–	(5)	–	–	262

Deferred tax assets	–	548	31	1,016	(1)	1,594

	11,176	548	26	1,016	237	13,003

Current assets

Inventories	3,020	–	–	–	–	3,020

Trade and other receivables	6,274	(720)	–	(781)	(2)	4,771

Short term investments, cash and cash equivalents	5,146	–	88	–	–	5,234

	14,440	(720)	88	(781)	(2)	13,025

Total assets	25,616	(172)	114	235	235	26,028

Liabilities
Current liabilities

Short term borrowings, overdrafts and
current instalments of loans	(142)	–	–	–	–	(142)

Other creditors	(7,640)	111	25	–	1,059	(6,445)

	(7,782)	111	25	–	1,059	(6,587)

Non-current liabilities

Loans	(1,030)	–	(68)	–	–	(1,098)

Retirement benefit obligations	–	(1,761)	–	–	–	(1,761)

Provisions and deferred tax liabilities	(2,207)	387	(43)	(107)	(8)	(1,978)

Other liabilities	(78)	–	–	–	(8)	(86)

	(3,315)	(1,374)	(111)	(107)	(16)	(4,923)

Total liabilities	(11,097)	(1,263)	(86)	(107)	1,043	(11,510)

Net assets	14,519	(1,435)	28	128	1,278	14,518

Equity
Capital and reserves attributable to equity holders

Share capital	411	–	–	–	–	411

Share premium account	550	–	–	–	–	550

Other reserves	1,851	–	–	–	–	1,851

Retained earnings	11,606	(1,417)	28	118	1,278	11,613

	14,418	(1,417)	28	118	1,278	14,425

Minority equity interests	101	(18)	–	10	–	93

Total equity and reserves	14,519	(1,435)	28	128	1,278	14,518

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AstraZeneca Annual Report and	IFRS Restatements	145
Form 20-F Information 2004

Reconciliation of equity			IAS 32/

	Reported	IAS 19	IAS 39	IAS 12
	under UK	Employee	Financial	Income		Restated
	GAAP	Benefits	Instruments	Tax	Other	under IFRS
As at 31 December 2003	$m	$m	$m	$m	$m	$m

Assets
Non-current assets

Property, plant and equipment	7,536	–	–	–	11	7,547

Goodwill and intangible assets	2,884	–	–	–	143	3,027

Other investments	220	–	(7)	–	(80)	133

Deferred tax assets	–	472	2	1,021	19	1,514

	10,640	472	(5)	1,021	93	12,221

Current assets

Inventories	3,022	–	–	–	–	3,022

Trade and other receivables	5,960	(643)	–	(897)	–	4,420

Short term investments, cash and cash equivalents	3,951	–	200	–	–	4,151

	12,933	(643)	200	(897)	–	11,593

Total assets	23,573	(171)	195	124	93	23,814

Liabilities
Current liabilities

Short term borrowings, overdrafts and
current instalments of loans	(152)	–	–	–	–	(152)

Other creditors	(7,543)	143	–	–	994	(6,406)

	(7,695)	143	–	–	994	(6,558)

Non-current liabilities

Loans	(303)	–	–	–	–	(303)

Retirement benefit obligations	–	(1,528)	–	–	–	(1,528)

Provisions and deferred tax liabilities	(2,266)	314	(61)	(132)	(8)	(2,153)

Other liabilities	(52)	–	–	–	(11)	(63)

	(2,621)	(1,214)	(61)	(132)	(19)	(4,047)

Total liabilities	(10,316)	(1,071)	(61)	(132)	975	(10,605)

Net assets	13,257	(1,242)	134	(8)	1,068	13,209

Equity
Capital and reserves attributable to equity holders

Share capital	423	–	–	–	–	423

Share premium account	449	–	–	–	–	449

Other reserves	1,857	–	–	–	–	1,857

Retained earnings	10,449	(1,242)	134	(18)	1,068	10,391

	13,178	(1,242)	134	(18)	1,068	13,120

Minority equity interests	79	–	–	10	–	89

Total equity and reserves	13,257	(1,242)	134	(8)	1,068	13,209

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146	AstraZeneca Annual Report and	IFRS Restatements
Form 20-F Information 2004

IFRS Restatements continued

Consolidated Cash Flow Statement
	2004	2003
For the year ended 31 December	$m	$m

Cash flows from operating activities

Operating profit before taxation	4,547	4,007

Depreciation, amortisation and impairment	1,268	1,293

Increase in working capital	(9)	(1,080)

Other non-cash movements	326	73

Cash from operating activities	6,132	4,293

Interest paid	(69)	(39)

Tax paid	(1,246)	(886)

Net cash inflow from operating activities	4,817	3,368

Cash flows from investing activities

Disposal of business operations	355	80

Movement in short term investments and fixed deposits	1,855	617

Purchases of property, plant and equipment	(1,063)	(1,282)

Disposals of property, plant and equipment	35	38

Purchase of intangible assets	(215)	(293)

Purchase of fixed asset investments	(117)	(120)

Interest received	119	117

Dividends paid by subsidiaries to minority interests	(5)	(11)

Dividends received	6	2

Net cash inflow/(outflow) from investing activities	970	(852)

Cash flows from financing activities

Proceeds from issue of share capital	102	47

Repurchase of shares	(2,212)	(1,154)

Increase in/(repayment of) loans	725	(345)

Dividends paid	(1,378)	(1,222)

Increase in short term borrowings	2	–

Net cash outflow from financing activities	(2,761)	(2,674)

Net increase/(decrease) in cash and cash equivalents	3,026	(158)

Cash and cash equivalents at the beginning of the period	872	968

Exchange movements (cash and cash equivalents)	29	62

Cash and cash equivalents at the end of the period	3,927	872

Cash and cash equivalents consists of:
Cash and cash equivalents	4,067	1,024

Overdrafts	(140)	(152)

	3,927	872

Reconciliation of Net Cash and Debt
	2004	2003
For the year ended 31 December	$m	$m

Increase/(decrease) in cash and cash equivalents	3,026	(158)

Cash (inflow)/outflow from (increase)/decrease in loans and short term borrowings	(727)	345

Cash inflow from decrease in short term investments	(1,855)	(617)

Change in net funds resulting from cash flows	444	(430)

Exchange movements (cash and debt)	34	82

Movement in net funds – UK GAAP	478	(348)

Fair value adjustments	(180)	(13)

Movement in net funds	298	(361)

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AstraZeneca Annual Report and	Shareholder Information	147
Form 20-F Information 2004

Shareholder Information
AstraZeneca	2000		2001	2002	2003	2004

Ordinary Shares in issue– millions
At year end	1,766		1,745	1,719	1,693	1,645

Weighted average for year	1,768		1,758	1,733	1,709	1,673

Stock market price – per $0.25 Ordinary Share
Highest (pence)	3600		3555	3625	2868	2749

Lowest (pence)	1926		2880	1799	1820	1863

At year end (pence)	3375		3098	2220	2680	1889

Earnings per $0.25 Ordinary Share before exceptional items	$1.62		$1.73	$1.84	$1.78	$2.11

Earnings per $0.25 Ordinary Share (basic)	$1.30		$1.65	$1.64	$1.78	$2.28

Earnings per $0.25 Ordinary Share (diluted)	$1.30		$1.65	$1.64	$1.78	$2.28

Dividends	$0.70	*	$0.70	$0.70	$0.795	$0.94

* In addition, shareholders received a distribution of shares in Syngenta AG as a dividend in specie in respect of the demerger of Zeneca Agrochemicals.

Percentage analysis at 31 December 2004 of issued share capital
By size of account No. of shares	2004%

1 – 250	0.6

251 – 500	0.8

501 – 1,000	1.0

1,001 – 5,000	1.5

5,001 – 10,000	0.2

10,001 – 50,000	1.2

50,001 – 1,000,000	12.4

over 1,000,000†	82.3

Issued share capital	100.0

† Includes VPC and ADR holdings

At 31 December 2004, AstraZeneca PLC had 161,077 registered holders of 1,645,051,891 Ordinary Shares of $0.25 each. In addition, there were approximately 45,000 holders of American Depositary Receipts (ADRs) representing 8.82% of the issued share capital and 161,000 holders of shares held under the VPC Services Agreement representing 22.63% of the issued share capital. The ADRs, each of which is equivalent to one Ordinary Share, are issued by JPMorgan Chase Bank.

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148	AstraZeneca Annual Report and	Shareholder Information
Form 20-F Information 2004

Shareholder Information continued

AstraZeneca PLC
Since April 1999, following the AstraZeneca merger, the principal markets for trading in the shares of AstraZeneca PLC are the London, Stockholm and New York Stock Exchanges. The table below sets forth, for the four quarters of 2003 and for the first two quarters and last six months of 2004 the reported high and low share prices of AstraZeneca PLC, on the following bases:

>	for shares listed on the London Stock Exchange (‘LSE’) the reported high and low middle market closing quotations are derived from The Daily Official List;

>	for shares listed on the Stockholm Stock Exchange (‘SSE’) the high and low closing sales prices are as stated in the Official List;

>	for American Depositary Shares (‘ADS’) listed on the New York Stock Exchange the reported high and low sales prices are as reported by Dow Jones (ADR quotations).

		Ordinary LSE		ADS		AstraZeneca Ordinary SSE*

		High	Low	High	Low	High	Low
		(pence)	(pence)	(US$)	(US$)	(SEK)	(SEK)

2003	– Quarter 1	2268	1820	35.75	29.98	311.5	245

	– Quarter 2	2696	2185	45.67	34.35	355	288

	– Quarter 3	2695	2370	43.76	38.45	355.5	312

	– Quarter 4	2868	2551	49.47	44.10	382	328

2004	– Quarter 1	2749	2507	50.85	46.29	374	336.5

	– Quarter 2	2709	2474	49.29	45.64	373	342

	– July	2482	2282	45.72	43.01	346	319

	– August	2555	2374	46.53	43.92	347	328.5

	– September	2665	2265	47.13	41.13	359.5	301

	– October	2290	2103	41.20	37.97	301.5	277.5

	– November	2367	2045	44.14	39.39	305	264.5

	– December	2116	1863	41.11	35.88	276	237.5

*Principally held in bearer form

During 2004 AstraZeneca’s share re-purchase programme which was introduced in 1999 continued with the re-purchase and subsequent cancellation of 50.1 million shares at a total cost of $2,212m, representing 3.0 per cent of the total issued share capital of the Company. The average price paid per share in 2004 was 2376 pence. Between 1999 and 2003 a total of 92.8 million Ordinary Shares were re-purchased, and subsequently cancelled, at an average price of 2762 pence per share for a consideration, including expenses, of $3,959m. The excess of the consideration over the nominal value was charged against the profit and loss account reserve. Shares issued in respect of share schemes totalled 2.5 million.

In 1999, in connection with the merger, AstraZeneca’s share capital was redenominated in US dollars. On 6 April 1999, Zeneca shares were cancelled and US dollar shares issued, credited as fully paid on the basis of one dollar share for each Zeneca share then held. This was achieved by a reduction of capital under section 135 of the Companies Act 1985. Upon the reduction of capital becoming effective, all issued and unissued Zeneca shares were cancelled and the sum arising as a result thereof credited to a special reserve which was converted into US dollars at the rate of exchange prevailing on the record date. This US dollar reserve was then applied in paying up, at par, newly created US dollar shares.

At the same time as the US dollar shares were issued, the Company issued 50,000 Redeemable Preference Shares with a nominal value of £1.00 each for cash at par. The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is also capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

A total of 826 million AstraZeneca shares were issued to Astra shareholders who accepted the merger offer before the final closing date, 21 May 1999. AstraZeneca received acceptances from Astra shareholders representing 99.6 per cent of Astra’s shares and the remaining 0.4 per cent was acquired in 2000 for cash.

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AstraZeneca Annual Report and	Shareholder Information	149
Form 20-F Information 2004

Major shareholdings
On 26 January 2005 the following had disclosed an interest in the issued Ordinary Share capital of the Company in accordance with the requirements of Sections 198-208 of the Companies Act 1985:

		Date of	Percentage
		disclosure	of issued
Shareholder	Number of shares	to Company*	share capital

The Capital Group Companies, Inc.	220,352,313	26 Jan 2005	13.39%

Investor AB	63,465,810	11 Feb 2004	3.86%

Wellington Management Co., LLP	53,510,141	28 Jul 2004	3.25%

Legal & General Investment Management Limited	52,518,020	13 Jun 2002	3.19%

Barclays PLC	50,634,731	1 Oct 2004	3.08%

No other person held a notifiable interest in shares, comprising 3% or more of the issued Ordinary Share capital of the Company, appearing in the register of interests in shares maintained under the provisions of Section 211 of the Companies Act 1985.

* Since the date of disclosure to the Company, the interest of any person listed above in the Ordinary Shares of the Company may have increased or decreased. No requirement to notify the Company of any increase or decrease would have arisen unless the holding moved up or down through a whole number percentage level. The percentage level may increase (on the cancellation of shares following a re-purchase of shares under the Company’s share re-purchase programme) or decrease (on the issue of new shares under any of the Company’s share plans).

Changes in the percentage ownership held by major shareholders during the past three years are set out below. Major shareholders do not have different voting rights.

			Percentage of issued share capital

Shareholder	26 Jan 2005	28 Jan 2004	29 Jan 2003	17 Feb 2002

The Capital Group Companies, Inc.	13.39%	15.01%	11.92%	11.09%

Investor AB	3.86%	5.41%	5.33%	5.25%

Wellington Management Co., LLP	3.25%	<3.00%	<3.00%	<3.00%

Legal & General Investment Management Limited	3.19%	3.10%	3.06%	<3.00%

Barclays PLC	3.08%	<3.00%	<3.00%	<3.00%

AstraZeneca PLC American Depositary Shares (each representing one Ordinary Share) evidenced by American Depositary Receipts issued by JPMorgan Chase Bank, as depositary, are listed on the New York Stock Exchange. As of 26 January 2005, the proportion of Ordinary Shares represented by American Depositary Shares was 8.77% of the Ordinary Shares outstanding.

Number of registered holders of Ordinary Shares as of 26 January 2005:
> In the US	823
> Total	160,672

Number of record holders of American Depositary Receipts as of 26 January 2005:
> In the US	2,877
> Total	2,907

So far as the Company is aware, it is neither directly nor indirectly owned nor controlled by one or more corporations or by any government.

As of 26 January 2005, the total amount of the Company’s voting securities owned by Directors and Officers of the Company was:

	Amount owned
Title of class	($0.25 shares)	Percent of class

Ordinary Shares	394,632	0.02%

The Company does not know of any arrangements, the operation of which might result in a change in the control of the Company.

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150	AstraZeneca Annual Report and	Shareholder Information
Form 20-F Information 2004

Shareholder Information continued

Related party transactions
During the period 1 January 2005 to 26 January 2005, there were no transactions, loans, or proposed transactions between the Company and any related parties which were material to either the Company or the related party, or which were unusual in their nature or conditions. (See also Note 32).

Options to purchase securities from registrant or subsidiaries
(a)	At 26 January 2005, options outstanding to subscribe for Ordinary Shares of $0.25 of the Company were:

Number of shares	Subscription price	Normal expiry date

55,518,810	891p–3487p	2005–2014

The weighted average subscription price of options outstanding at 26 January 2005 was 2714p. All options were granted under Company employee schemes.

(b)	Included in paragraph (a) are options granted to Directors and Officers of AstraZeneca as follows:

Number of shares	Subscription price	Normal expiry date

2,253,693	891p–3487p	2005–2014

(c) Included in paragraph (b) are options granted to individually named Directors. Details of these option holdings at 31 December 2004 are shown in the Directors’ Remuneration Report.

During the period 1 January 2005 to 26 January 2005, no Director exercised any options. On 14 January 2005, Håkan Mogren ceased to have an interest in an option over 6,462 Ordinary Shares on the expiry of the option.

Dividend payments
The record date for the second interim dividend for 2004, payable on 21 March 2005 (in the UK, the US and Sweden), is 11 February 2005. Shares trade ex-dividend on the London and Stockholm Stock Exchanges from 9 February 2005 and ADRs trade ex-dividend on the New York Stock Exchange from the same date. From 2005, dividends will normally be paid as follows:

First interim:	Announced end of July and paid in September.
Second interim:	Announced end of January and paid in March.

The record date for the first interim dividend for 2005, payable on 19 September 2005 (in the UK, the US and Sweden), is 12 August 2005.

Shareview
AstraZeneca’s shareholders with internet access may visit shareview.co.uk and register their details to create a portfolio. Shareview is a free and secure on-line service from Lloyds TSB Registrars that gives access to shareholdings including balance movements, indicative share prices and information about recent dividends.

ShareGift
AstraZeneca welcomes and values all its shareholders, no matter how many or how few shares they own. However, shareholders who have only a small number of shares whose value makes it uneconomic to sell them, either now or at some stage in the future, may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. One feature of the scheme is that there is no gain or loss for capital gains tax purposes on gifts of shares through ShareGift and it may now also be possible to obtain income tax relief on the donation. Further information about ShareGift can be found on its website, sharegift.org, or by contacting ShareGift on 020 7337 0501 or at 46 Grosvenor Street, London W1K 3HN. More information about the tax position on gifts of shares to ShareGift can be obtained from the Inland Revenue whose website address is inlandrevenue.gov.uk. The share transfer form needed to make a donation may be obtained from the AstraZeneca Registrar, Lloyds TSB Registrars whose address can be found on the back cover of this document. ShareGift is administered by The Orr Mackintosh Foundation, registered charity number 1052686.

The Unclaimed Assets Register
AstraZeneca supplies unclaimed dividend data to the Unclaimed Assets Register (UAR) which provides investors who have lost track of shareholdings with an opportunity to search the UAR’s database of unclaimed financial assets on payment of a small, fixed fee.The UAR donates part of the search fee to charity. The UAR can be contacted at Leconfield House, Curzon Street, London W1J 5JA and at uar.co.uk.

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AstraZeneca Annual Report and	Shareholder Information	151
Form 20-F Information 2004

Results
Unaudited trading results of AstraZeneca in respect of the first three months of 2005 will be published on 28 April 2005 and results in respect of the first six months of 2005 will be published on 28 July 2005.

Documents on display
The Memorandum and Articles of Association of the Company and other documents concerning the Company which are referred to in this document may be inspected at the Company’s registered office at 15 Stanhope Gate, London W1K 1LN.

Taxation for US residents
The following summary of the material UK and certain US tax consequences of ownership of Ordinary Shares or ADRs held as capital assets by US resident shareholders is based on current UK and US federal income tax law, including the new US/UK double taxation convention relating to income and capital gains, which entered into force on 31 March 2003 (the “Convention”) and the prior US/UK double taxation convention relating to income and capital gains (the “Prior Convention”), and practice. This discussion is also based in part on representations of JPMorgan Chase Bank as Depositary for ADRs and assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADRs and any related agreements will be performed in accordance with their terms. The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by US holders of ADRs, of foreign tax credits for US federal income tax purposes. Such actions could also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate US resident shareholders. Accordingly, the analysis of the creditability of UK taxes and the availability of the reduced tax rate for dividends received by certain non-corporate US resident shareholders both as described below, could be affected by future actions that may be taken by parties to whom ADRs are pre-released.

UK and US income taxes and tax treaties affecting remittance of dividends
Under the Prior Convention, US resident individuals who were the beneficial owners of dividends on Ordinary Shares, or ADRs representing Ordinary Shares, in UK corporations were generally entitled to a tax credit payment in respect of dividends equal to one-ninth (1/9th) of the dividend paid (the “Tax Credit Amount”). This tax credit payment was reduced by a UK withholding (the “UK withholding”) of up to 15% of the gross dividend paid. Therefore, a US holder would not actually receive any payment of this credit.

US resident corporate shareholders are generally treated in the same way as individuals provided that either alone, or together with associated corporations, they do not control directly or indirectly 10% or more of the voting shares of the Company and do not constitute investment or holding companies, 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of, the US.

Under the Convention, US resident shareholders are no longer entitled to the Tax Credit Amount because the Convention does not provide for that entitlement. The Convention applies to dividend payments after 1 May 2003. However, if a US resident shareholder would have been entitled to greater benefits under the Prior Convention, the US resident shareholder may elect to continue to apply the Prior Convention until 1 May 2004.

For US federal income tax purposes, the dividend paid and, if a US resident shareholder elects under the Prior Convention to claim a foreign tax credit with respect to the UK withholding, the associated Tax Credit Amount are includible in gross income by US resident shareholders and, for foreign tax credit limitation purposes, are foreign source income. The UK withholding is treated as a foreign income tax which may, subject to certain limitations and restrictions, be eligible for credit against a US resident shareholder’s US federal income tax liability (or deductible by such shareholders in computing their taxable income) for a US resident shareholder who elects to include the associated Tax Credit Amount in income.

Subject to applicable limitations, dividends received by certain US resident non-corporate holders of Ordinary Shares or ADRs in taxable years beginning before 1 January 2009 may be subject to US federal income tax at a maximum rate of 15%. US resident shareholders should consult their own tax advisors to determine whether they are subject to any special rules which may not limit their ability to be taxed at this favourable rate.

Taxation on capital gains
Under the Convention each contracting state may in general tax capital gains in accordance with the provisions of its domestic law. Under present UK law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK will not be liable to UK tax on capital gains made on the disposal of their Ordinary Shares or ADRs, unless such Ordinary Shares or ADRs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency.

A US resident shareholder will recognise capital gain or loss for US federal income tax purposes on the sale or exchange of Ordinary Shares or ADRs in the same manner as such a holder would on the sale or exchange of any other shares held as capital assets. As a result, a US resident shareholder will generally recognise capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and such holder’s adjusted basis in the Ordinary Shares or ADRs. The gain or loss will generally be US source income or loss. US resident shareholders should consult their own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers and capital losses, the deductibility of which may be limited.

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152	AstraZeneca Annual Report and	Shareholder Information
Form 20-F Information 2004

Shareholder Information continued

UK inheritance tax
Under the current Double Taxation (Estates) Convention (the “Estate Tax Convention”) between the US and the UK, Ordinary Shares or ADRs held by an individual shareholder who is domiciled for the purposes of the Estate Tax Convention in the US, and is not for the purposes of the Estate Tax Convention a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a chargeable gift of the Ordinary Shares or ADRs during the individual’s lifetime, provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the ADRs or Ordinary Shares have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the ADRs or Ordinary Shares will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the Ordinary Shares or ADRs are subject both to UK inheritance tax and US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

Exchange controls and other limitations affecting security holders

(a)	There are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of Ordinary Shares or ADRs. However, a 1.5% stamp duty reserve tax is payable upon the deposit of Ordinary Shares in connection with the creation of, but not subsequent dealing in, ADRs. This is in lieu of the normal 0.5% stamp duty on all purchases of Ordinary Shares.
(b)	There are no limitations under English law or the Company’s Memorandum and Articles of Association on the right of non-resident or foreign owners to be the registered holders of and to vote Ordinary Shares or to be registered holders of notes or debentures of Zeneca Wilmington Inc. or AstraZeneca PLC.

Exchange rates
For the periods up to April 1999, Astra accounted for and reported its results in Swedish kronor, whereas Zeneca accounted for and reported its results in sterling. Consistent with AstraZeneca’s decision to publish its Financial Statements in US dollars, the financial information in this document has been translated from kronor and sterling into US dollars at the following applicable exchange rates:

	SEK/USD	USD/GBP
Average rates (profit and loss account, cash flow)
1995	7.1100	1.5796

1996	6.7000	1.5525

1997	7.6225	1.6386

1998	7.9384	1.6603

1999	8.2189	1.6247

End of year spot rates (balance sheet)
1995	6.6500	1.5500

1996	6.8400	1.6900

1997	7.8500	1.6600

1998	8.0400	1.6600

1999	8.5130	1.6185

The following information relating to average and spot exchange rates used by AstraZeneca is provided for convenience:

	SEK/USD	USD/GBP
Average rates (profit and loss account, cash flow)
2002	9.8558	1.4817

2003	8.3013	1.6233

2004	7.4613	1.8031

End of year spot rates (balance sheet)
2002	8.7700	1.6093

2003	7.1932	1.7815

2004	6.6144	1.9264

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AstraZeneca Annual Report and	Shareholder Information	153
Form 20-F Information 2004

Definitions In this Annual Report and Form 20-F Information the following words and expressions shall, unless the context otherwise requires, have the following meanings:

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing one underlying Ordinary Share

Depositary	JPMorgan Chase Bank, as depositary under the deposit agreement pursuant to which the
ADRs are issued

Directors	The Directors of the Company

Company	AstraZeneca PLC

AstraZeneca, AstraZeneca Group
or the Group	The Company and its subsidiaries

Ordinary Shares	Ordinary Shares of $0.25 each in the capital of the Company

LSE	London Stock Exchange Limited

NYSE	New York Stock Exchange, Inc.

SSE	Stockholm Stock Exchange

Sterling, £, GBP, pence or p	References to UK currency

SEK, kronor, krona	References to Swedish currency

UK	United Kingdom of Great Britain and Northern Ireland

US dollar, US$, USD or $	References to US currency

US	United States of America

FDA	Food and Drug Administration of the US

Figures in parentheses in tables and financial statements are used to represent negative numbers.

Except where otherwise indicated, figures included in this report relating to pharmaceutical product market sizes and market shares are obtained from syndicated industry sources, primarily IMS Health (IMS), a market research firm internationally recognised by the pharmaceutical industry. The 2004 market share figures included in this report are based primarily on data obtained from an online IMS database.

IMS data may differ from that compiled by the Group with respect to its own products. Of particular significance in this regard are the following: (1) AstraZeneca publishes its financial results on a financial year and quarterly interim basis, whereas IMS issues its data on a monthly and quarterly basis; (2) the online IMS database is updated quarterly and uses the average exchange rates for the relevant quarter; (3) IMS data from the US is not adjusted for Medicaid and similar state rebates; and (4) IMS sales data are compiled using actual wholesaler data and data from statistically representative panels of retail and hospital pharmacies, which data are then projected by IMS to give figures for national markets.

References to prevalence of disease have been derived from a variety of sources and are not intended to be indicative of the current market or any potential market for AstraZeneca’s pharmaceutical products since, among other things, there may be no correlation between the prevalence of a disease and the number of individuals who are treated for such a disease.

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154	AstraZeneca Annual Report and	Shareholder Information
Form 20-F Information 2004

Shareholder Information continued

Terms used in the Annual Report
and Form 20-F Information	US equivalent or brief description
Accruals	Accrued expenses

Allotted	Issued

Bank borrowings	Payable to banks

Called-up share capital	Issued share capital

Capital allowances	Tax term equivalent to US tax depreciation allowances

Creditors	Liabilities/payables

Current instalments of loans	Long term debt due within one year

Debtors	Receivables and prepaid expenses

Earnings	Net income

Finance lease	Capital lease

Fixed asset investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Loans	Long term debt

Prepayments	Prepaid expenses

Profit	Income

Profit and loss account	Income statement/consolidated statement of income

Reserves	Retained earnings

Short term investments	Redeemable securities and short term deposits

Share premium account	Premiums paid in excess of par value of Ordinary Shares

Statement of total recognised
gains and losses	Statement of comprehensive income

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Turnover	Sales/revenues

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AstraZeneca Annual Report and	Risk Factors	155
Form 20-F Information 2004

Risk Factors

Risk of loss or expiration of patents, marketing exclusivity or trade marks
Scientific development and technological innovation are crucial if AstraZeneca is to deliver long term market success. In the pharmaceutical market, a drug, diagnostic or medical device is normally only subject to competition from alternative products, in the same therapy area, during the period of patent protection or other types of marketing exclusivity, but once patent protection or other types of marketing exclusivity have expired the product is generally open to competition from generic copy products. Products under patent protection or other types of marketing exclusivity usually generate significantly higher revenues than those not protected by patents or other types of marketing exclusivity. We believe that we have patent protection for many of our most important products.

For example, during 2004 compared to 2003, sales in the US of Losec/Prilosec, Zestril and Nolvadex fell significantly following anticipated patent expiries or the end of marketing exclusivity.

Increasingly, manufacturers of generic pharmaceutical products, whether based in developing countries, such as those in Asia, or elsewhere in the world, seek to challenge our patents or other types of marketing exclusivity in order to allow access to the market for their own generic products.

For example, AstraZeneca was involved in litigation in the US and elsewhere during 2004 relating to omeprazole, the active ingredient in Losec/Prilosec, concerning the infringement of certain patents, including formulation patents, by generic manufacturers. Patent litigation relating to omeprazole and certain other of our products is described in Note 30 to the Financial Statements.

In addition to challenges to our patented products from manufacturers of generic pharmaceutical products, there is a risk that some countries, particularly those in the developing world, may seek to impose limitations on the availability of patent protection for pharmaceutical products, or the extent to which such protection may be obtained, within their jurisdictions.

Trade mark protection for our products is also an important element of our overall product marketing programmes. Combined with patent protection or other types of marketing exclusivity, products protected by a valid trade mark usually generate higher revenues than those not protected by a trade mark. We believe that we have trade mark protection for many of our most important products. However, trade mark protection may expire or be challenged by third parties.

Limitations on the availability of patent protection in developing countries or the expiration or loss of certain patents, marketing exclusivity or trade marks would have an adverse effect on pricing and sales with respect to these products and, consequently, could result in a material adverse effect on AstraZeneca’s financial condition and results of operations.

Impact of fluctuations in exchange rates
The results of AstraZeneca’s operations are accounted for in US dollars. Approximately 49% of our 2004 sales were in North America (comprised of the US and Canada) with a significant proportion of that figure being in respect of US sales. The US is, and is expected to remain, our largest market. Sales in certain other countries are also in US dollars, or in currencies whose exchange rates are linked to the US dollar. Major components of our cost base are, however, located in Europe, where an aggregate of approximately 60% of our employees are based. Movements in the exchange rates used to translate foreign currencies into US dollars may therefore have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Certain subsidiaries of AstraZeneca import and export goods and services in currencies other than their own functional currency, although we minimise this practice. The results of such subsidiaries could, therefore, be affected by currency fluctuations arising between the transaction dates and the settlement dates for those transactions. We hedge these exposures through financial instruments in the form of forward contracts and currency swaps. The notional principal amount of financial instruments used to hedge these exposures, principally forward foreign exchange contracts and purchased currency options, at 31 December 2004 was $31m. We have policies that seek to mitigate the effect of exchange rate fluctuations on the value of foreign currency cash flows and in turn their effects on the results of the various subsidiaries, but do not seek to remove all such risks. In general, a unilateral strengthening of the US dollar adversely affects our reported results whereas a weakening of the US dollar is generally favourable. We cannot ensure that exchange rate fluctuations will not have a material adverse effect on AstraZeneca’s financial condition and results of operations in the future.

Risk that R&D will not yield new products that achieve commercial success
As a result of the complexities and uncertainties associated with pharmaceutical research, it cannot be ensured that compounds currently under development will achieve success in laboratory, animal or clinical trials and ultimately be granted the regulatory approvals needed to market such products successfully. For example, in 2004, development of a number of our products was discontinued due to failure to meet our target profile: these included AZD0303 for the treatment of thrombosis; AZD4750 for the treatment of multiple sclerosis; and AZD0902 for the treatment of chronic obstructive pulmonary disease. There can be no absolute assurances regarding the development and commercial success of any of the products in our current pipeline. The commercial success of pipeline products is of particular importance to us in view of the recent expiry of patent protection in major markets for a number of our key current products.

Competition, price controls and price reductions
The principal markets for our pharmaceutical products are the Americas, the countries of the European Union and Japan. These markets are highly competitive. We compete in all of them, and elsewhere in the world, against major prescription pharmaceutical companies which, in many cases, are able to match or exceed the resources which we have available to us, particularly in the areas of R&D and marketing investment. Industry consolidation has resulted in the formation of a small number of very large companies. Some of our most important products for future growth, such as Crestor, compete directly with similar products marketed by some of these companies. Increasingly, we also compete directly with biotechnology companies and companies which manufacture generic versions of our products following the expiry or loss of patent protection or other marketing exclusivity.

In most of the principal markets in which we sell our products, there is continued economic, regulatory and political pressure to limit the cost of pharmaceutical products. Certain groups have been involved in

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156	AstraZeneca Annual Report and	Risk Factors
Form 20-F Information 2004

Risk Factors continued

exerting price pressure on pharmaceutical companies to ensure medicines are affordable to those who need them.

Currently there is no direct government control of prices for non-government sales in the US. In 1990, however, federal legislation was enacted which required drug manufacturers to agree to substantial rebates in order for the manufacturer’s drugs to be reimbursed by state Medicaid programmes, and an additional rebate if manufacturer price increases after 1990 exceed the increase in inflation. In addition, certain states have taken action to require further manufacturer rebates on Medicaid drug utilisation and for other state pharmaceutical assistance programmes. Congress has also enacted statutes that place a ceiling on the price manufacturers may charge US government agencies, thereby causing a substantial discount, as well as establishing a minimum discount (comparable to the Medicaid rebate) on manufacturers’ sales to certain clinics and hospitals that serve the poor and other populations with special needs. These government initiatives, together with competitive market pressures, have contributed to restraints on realised prices.

Recently introduced and future US legislation concerning the Medicaid and Medicare programmes are likely to significantly affect our US business. It is difficult to predict with certainty the actual effect on our business of such changes to the legislation.

In addition, realised prices are being depressed by pressure from managed care and institutional purchasers, who use cost considerations to restrict the sale of preferred drugs that their physicians may prescribe, as well as other competitive activity. Such limited lists or formularies may force manufacturers either to reduce prices or be excluded from the list, thereby losing all the sales revenue from patients covered by that formulary. The use of strict formularies by institutional customers is increasing rapidly in response to the current cost-containment environment, resulting in lower margins on such sales.

Some governments in Europe, notably Italy and Spain, set price controls having regard to the medical, economic and social impact of the product. In other European countries, primarily Germany, the UK, the Netherlands and, more recently, France, governments are exerting a strong downward pressure on prices by incentives and sanctions to encourage doctors to prescribe cost-effectively. Efforts by the European Commission to harmonise the disparate national systems have met with little immediate success. The industry is, therefore, exposed to ad hoc national cost-containment measures on prices and the consequent parallel trading of products from markets with prices depressed by governments into those where higher prices prevail.

The importation of pharmaceutical products from European countries where prices are low to those where prices for those products are higher may increase. The accession of additional countries from central and eastern Europe to the European Union could result in significant increases in the parallel trading of pharmaceutical products. Movements of pharmaceutical products into North America, in particular the movement of products from Canada into the US, may increase despite the need to meet current or future safety requirements imposed by regulatory authorities. The effects of any increase in the volume of this parallel trade could result in a material adverse effect on AstraZeneca’s financial condition and results of operations.

There is formal central government control of prices in Japan. New product prices are determined primarily by comparison with existing products for the same medical condition. All existing products are subject to a price review at least every two years. Regulations introduced in 2000 included provisions allowing a drug’s price to be set according to the average price of the product in four major countries (the US, the UK, Germany and France).

Taxation
The UK is party to various double tax treaties with foreign jurisdictions which enable AstraZeneca’s revenues and capital gains to escape a double tax charge to both UK and foreign jurisdiction tax. If any of these double tax treaties should be withdrawn or amended, or should any member of the AstraZeneca Group become involved in taxation disputes with any tax authority, such withdrawal, amendment or a negative outcome of such disputes could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Risk of substantial product liability claims
Given the widespread impact prescription drugs may have on the health of large patient populations, pharmaceutical and medical device companies have, historically, been subject to large product liability damages claims, settlements and awards for injuries allegedly caused by the use of their products. Adverse publicity relating to a product’s safety, such as that affecting Crestor in 2004, may increase the risk of product liability claims. Substantial product liability claims that are not covered by insurance could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Risk of reliance on third parties for supplies of materials and services
Like most, if not all, major prescription pharmaceutical companies, in some of its key business operations, such as the manufacture, formulation and packaging of products, AstraZeneca relies on third parties for the timely supply of specified raw materials, equipment, contract manufacturing, formulation or packaging services and maintenance services. Although we actively manage these third party relationships to ensure continuity of supplies on time and to our required specifications, some events beyond our control could result in the complete or partial failure of supplies or in supplies not being delivered on time. Any such failure could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Risk of delay to new product launches
AstraZeneca’s continued success depends on the development and successful launch of innovative new drugs. The anticipated launch dates of major new products have a significant impact on a number of areas of our business, including investment in large clinical trials, the manufacture of pre-launch stocks of the products and the timing of anticipated future revenue streams from commercial sales of the products. Any delay to the anticipated launch dates may therefore impact AstraZeneca’s business and operations in a number of ways. For example, we had expected Crestor to be launched in the US in the second half of 2002. However, the approval of products in the same class as Crestor was subject to additional regulatory scrutiny partly as a result of the previous withdrawal from the market of cerivastatin. Crestor was launched in the US in September 2003. Significant delay to the

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AstraZeneca Annual Report and	Risk Factors	157
Form 20-F Information 2004

anticipated launch dates of new products could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Difficulties of obtaining government regulatory approvals for new products
AstraZeneca is subject to strict controls on the manufacture, labelling, distribution and marketing of pharmaceutical products. The requirement to obtain regulatory approval based on safety, efficacy and quality before such products may be marketed in a particular country and to maintain and to comply with licences and other regulations relating to their manufacture are particularly important. The submission of an application to a regulatory authority does not guarantee that approval to market the products will be granted. The countries that constitute material markets for our pharmaceutical products include the US, the countries of the European Union and Japan. Approval of such products is required by the relevant regulatory authority in each country, although in Europe, single marketing authorisation can govern the approval of products throughout the European Union through a centralised procedure. In addition, each jurisdiction has very high standards of regulatory approval and, consequently, in most cases, a lengthy approval process. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting an approval even though the relevant product has been approved in another country. For example, in 2004 the FDA did not approve Exanta for any of the indications sought and although the Japanese regulatory authority granted approval for Crestor, this was conditional on a post-marketing surveillance programme being carried out.

Risk of failure to observe ongoing regulatory oversight
AstraZeneca’s products are only licensed following exhaustive regulatory approval processes. Once a product is licensed it is subject to ongoing control and regulation, such as the manner of its manufacture, distribution and marketing. Regulatory authorities have wide-ranging administrative powers to deal with any failure to comply with their ongoing regulatory oversight. These powers include withdrawal of a licence approval previously granted, product recalls, seizure of products and other sanctions for non-compliance. Regulatory sanction, following a failure to comply with such ongoing regulatory oversight, could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Performance of new products
Although we carry out numerous and extensive clinical trials on all our products before they are launched, for a new, recently launched product, it can be difficult, for a period following its launch, to establish from available data a meaningful and reliable assessment of its eventual efficacy and/or safety in clinical use on the market. Due to the relatively short time that a product has been marketed and the relatively small number of patients who have taken the product, the available data may be immature. Simple extrapolation of the data may not be accurate and could lead to a misleading interpretation of a new product’s likely future commercial performance.

The successful launch of a new pharmaceutical product involves a substantial investment in sales and marketing costs, launch stocks and other items. If a new product does not succeed as anticipated or its rate of sales growth is slower than anticipated, there is a risk that the costs incurred in launching it could have a material adverse effect on AstraZeneca’s financial condition and results of operations.

Environmental liabilities
AstraZeneca has environmental liabilities at some currently or formerly owned, leased and third party sites in the US, as described in more detail on page 111. There is no reason for us to believe that current and expected expenditure and risks occasioned by these circumstances are likely to have a material adverse effect on AstraZeneca’s financial position and results of operations although they could, to the extent that they exceed applicable provisions, have a material adverse effect on AstraZeneca’s financial position and results of operations for the relevant period. In addition, a change in circumstances (including a change in applicable laws or regulations) may result in such a material adverse effect. Although we take great care to ensure that we operate our business at all of our sites within all applicable environmental laws, regulations, licences and permits, a significant environmental incident for which we were responsible could result in AstraZeneca being liable to pay compensation, fines or remediation costs. In some circumstances, such liability could have a material adverse effect on AstraZeneca’s financial position and results of operations.

Risks associated with forward-looking statements
This report contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. Forward-looking statements are identified in this report, by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

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158	AstraZeneca Annual Report and	AstraZeneca Code of Conduct
Form 20-F Information 2004

AstraZeneca Code of Conduct

Introduction
We are committed to dealing with all our stakeholders with the highest ethical standards, integrity and as responsible corporate citizens. The trust and confidence of all our stakeholders, together with our reputation, are among the most valuable assets of the Group. Along with our commitment to competitiveness and performance, we will continue to be led by our values to achieve sustainable success.

Every AstraZeneca employee is required to make a personal commitment to follow the Company’s Code of Conduct, as well as the detailed standards issued in support of it, and uphold our commitment to our values, integrity and corporate responsibility.

We are all privileged to work for one of the best companies in the world and must ensure we leave a lasting legacy. Nothing –not the need to meet targets, or direct orders from a superior – should ever compromise our commitment to honesty and integrity.

Sir Tom McKillop
Chief Executive

Policy
AstraZeneca requires its companies, and their employees, to observe the highest standards of integrity and honesty and act with due skill, care, diligence and fairness in the conduct of business. To this end all AstraZeneca Companies, and their employees, are required to comply with the laws of all countries in which they operate and with the high ethical standards detailed by AstraZeneca in support of this policy.

Compliance
It is the responsibility of management to ensure that the AstraZeneca Code of Conduct and standards are communicated, understood and acted upon. They are required to positively promote them by personal example and are not entitled to permit any exceptions to the required behaviour.

All employees should familiarise themselves with the Code of Conduct and must comply with it. Failure to act in compliance with the Code will result in appropriate disciplinary action against both the employee committing the breach and others who condone it.

The Standards set out in the Code are general and do not address each and every situation that may confront employees in markets around the world. In appropriate cases, guidance on the application of the Code to particular situations should be sought from management. In addition, Legal Department and Group Internal Audit are available on a confidential basis as independent sources of advice.

It is the responsibility of each employee to report promptly any violations of the Code of Conduct of which they become aware. AstraZeneca assures individual employees who raise issues that they will be protected from any adverse impact on their employment as a result. AstraZeneca actively encourages employees to raise issues of concern.

Standards of Conduct
Business practices
AstraZeneca Companies, and their employees, must comply with the laws of all countries in which they operate, with appropriate international and national industry codes of practice and with the high ethical standards specified by AstraZeneca.

It is the responsibility of all employees to ensure, by taking advice where appropriate, that they are fully aware of all relevant laws, regulations, practices and codes of practice, particularly as they relate to their job.

Employees should ensure that, within their sphere of business activity, AstraZeneca Companies carry out their contractual obligations in a proper and timely manner and are not in breach of contract.

Business practice, and what amounts to improper conduct, varies from country to country and from industry to industry. All employees will comply with (a) the high ethical standards specified by AstraZeneca (b) any published overall AstraZeneca Code relating to business practices and (c) any international and national codes of practice applicable to the conduct of business in each environment.

Gifts, entertainment and personal favours may only be offered to a third party if modest in value and if they are consistent with customary business practice. No gifts, entertainment or personal favour may be offered in contravention of any applicable law or code of practice.

No employee should seek or accept a gift, entertainment or personal favour which might reasonably be believed to have any influence on business transactions. An offer of entertainment should not be accepted unless the offer is within the bounds of accepted business hospitality. Gifts which do not meet the above criteria should be reported to management who shall determine how they shall be dealt with.

AstraZeneca funds will not be used in payments, direct or indirect, to government officials, people participating in government bodies, employees of state organisations or representatives of political parties, for unlawful or improper purposes.

Equal opportunities
All employees shall be treated with equal respect and dignity and shall be provided with equality of opportunity to develop themselves and their careers.

AstraZeneca is striving to achieve diversity at all levels of the organisation and values the individuality, diversity and creative potential that every employee brings to its business – and supports the continuous development of their skills and abilities.

Judgements about people for the purpose of recruitment, development or promotion shall be made solely on the basis of a person’s ability and potential in relation to the needs of the job and shall only take account of matters relevant to the performance of that job. Overall, success and advancement within AstraZeneca shall depend solely on personal ability, behaviour and work performance.

In some countries these principles may be modified by national legal requirements for affirmative action.

Personal harassment
Personal harassment, such as verbal abuse or sexual harassment, of any employee of AstraZeneca, its suppliers or customers is unacceptable in any form whatsoever.

Any person who believes they have been personally harassed should report the incident and circumstances to their immediate manager or HR manager or other senior manager who will arrange for it to be investigated impartially and confidentially. AstraZeneca is fully supportive of the principles set forth in the UN Declaration of Human Rights. These include freedom from

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AstraZeneca Annual Report and	AstraZeneca Code of Conduct	159
Form 20-F Information 2004

torture and arbitrary arrest, the right to a fair trial and equality before the law.

Political contributions
Any political contributions by AstraZeneca Companies must be lawful and approved under procedures laid down by the board or governing body of the Company concerned.

Approval should not be given to any political contributions by AstraZeneca Companies which, by their scale or affiliation, might be seen as excessive or inappropriate. AstraZeneca’s accounting procedures require any political contribution to be reported to AstraZeneca headquarters as part of the annual consolidation of results.

Conflicts of interest
 Employees dealing with AstraZeneca’s business must act in the best interests of AstraZeneca and must disregard any personal preference or advantage.

Employees should avoid entering into situations in which their personal, family or financial interests may conflict with those of AstraZeneca. Where any potential conflict of interest may arise, the employee shall declare that interest and seek advice from senior management.

Examples of conflict to be declared and resolved include:

>	having a family interest in a transaction with AstraZeneca or one of its subsidiaries (the Company) or any supplier or customer;

>	hiring of a family member in any capacity;

>	having an interest, directly or through family, in a competitor, supplier or customer of the Company;

>	having an interest, directly or through family, in an organisation that has, or seeks to do business with the Company;

>	acquiring an interest in property (such as real estate, patent rights or securities) where the Company has, or might have, an interest.

These examples do not extend to normal and proper financial investments in publicly quoted companies.

Insider information
Employees must not use confidential information obtained through their employment for personal gain.

It is AstraZeneca policy, and in certain countries a legal requirement carrying criminal sanctions, that employees in possession of confidential ‘price sensitive’ information (in relation to securities) do not make use of such information to deal in securities of AstraZeneca or provide such information to third parties for that purpose. The same considerations apply in relation to confidential ‘price sensitive’ information relating to other companies and dealing in their securities.

Property and resources
AstraZeneca resources should be kept securely and should only be used for the proper advancement of its business and not for personal gain.

Individuals expending AstraZeneca resources should recognise that they owe a duty of care to the shareholders of AstraZeneca, who are its ultimate owners. Commitments and expenditure should only be such as could be justified to shareholders if the facts were known. This includes any expenses claimed and purchases made for which reimbursement is sought.

AstraZeneca resources include not only tangible assets such as materials, equipment and cash, but also intangible assets such as computer systems, trade secrets and confidential information. Employees should observe global and local guidelines concerning the classifying and handling of documents and electronic data. The storage of personal data in an electronic medium may be governed by laws with which relevant employees should familiarise themselves and comply.

Information generated within AstraZeneca, including research and development and manufacturing data, costs, prices, sales, profits, markets, customers and methods of doing business, is the property of AstraZeneca and must not, unless legally required, be disclosed outside AstraZeneca without proper authority.

Policies, delegated authorities and
reserved powers
AstraZeneca employees are expected to make themselves aware of and comply with the letter and spirit of all AstraZeneca policies and with the reserved powers and delegated authorities established by the Board from time to time. Copies of these are available on the Company’s intranet site(s).

The freedoms which individuals have to carry out their jobs must be exercised within both the letter and spirit of AstraZeneca policies and procedures, reserved powers and delegated authorities. These are designed to empower people to carry out their responsibilities within a necessary framework of corporate control and legal responsibility but are not so voluminous as to prescribe appropriate action in every circumstance.

Records, disclosures and
communications
AstraZeneca PLC and all AstraZeneca Companies and their employees are required to keep proper accounting and other records which give a true and fair view of the financial position, results of operations, transactions, assets and liabilities so as to enable the Company to make full, fair, accurate, timely and understandable disclosures in all reports it is required to publish, file or submit to shareholders and regulators and in all other communications which it publishes.

All accounting and other records will be maintained in a manner that describes and documents accurately the Company’s true financial position and results of operations and the true nature of its business transactions, assets and liabilities. Accounting records will be kept in accordance with AstraZeneca policies, relevant accounting standards and appropriate generally accepted accounting principles.

Employees must ensure that all reports published, filed or submitted to shareholders and regulators and all other communications which are published by the Company are full, fair, accurate, timely and understandable; they must not mislead the reader in any way or omit anything necessary to make them full, fair and accurate. The Chief Executive and the Company’s senior financial officers have a particular responsibility in this regard.

July 2003

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160	AstraZeneca Annual Report and	Additional Information
Form 20-F Information 2004

Additional Information

History and development of the Company
AstraZeneca PLC was incorporated in England and Wales on 17 June 1992 under the Companies Act 1985. It is a public limited company domiciled in the UK. The Company’s registered number is 2723534 and its registered office is at 15 Stanhope Gate, London W1K 1LN (telephone + 44 (0)20 7304 5000). From February 1993 until April 1999, the Company was called Zeneca Group PLC. On 6 April 1999, the Company changed its name to AstraZeneca PLC.

The Company was formed when the pharmaceutical, agrochemical and specialty chemical businesses of Imperial Chemical Industries PLC were demerged in 1993. In 1999, the Company sold the specialty chemical business. Also in 1999, the Company merged with Astra AB of Sweden. In 2000, it demerged the agrochemical business and merged it with the similar agribusiness of Novartis AG to form a new company called Syngenta AG.

The Company owns and operates numerous R&D, production and marketing facilities worldwide. Its corporate headquarters are at 15 Stanhope Gate, London W1K 1LN and its R&D headquarters are at SE-151 85 Södertälje, Sweden.

Memorandum and Articles of Association
Objects
As is typical of companies registered in England and Wales, the Company’s objects, which are detailed in the Memorandum of Association, are broad and wide-ranging and include manufacturing, distributing and trading pharmaceutical products.

Directors
Subject to certain exceptions, Directors do not have power to vote at Board Meetings on matters in which they have a material interest.

The quorum for meetings of the Board of Directors is a majority of the full Board, of whom at least four must be Non-Executive Directors. In the absence of a quorum, the Directors do not have power to determine compensation arrangements for themselves or any member of the Board.

The Board of Directors may exercise all the powers of the Company to borrow money. Variation of these borrowing powers would require the passing of a special resolution of the Company’s shareholders.

Directors are not required to retire at a particular age.

Directors are required to beneficially own Ordinary Shares in the Company of an aggregate nominal amount of $125. At present, this means they must own at least 500 shares.

Rights, preferences and restrictions
attaching to shares
The share capital of the Company is divided into 2,400,000,000 Ordinary Shares with a nominal value of $0.25 each and 50,000 Redeemable Preference Shares with a nominal value of £1.00 each. The rights and restrictions attaching to the Redeemable Preference Shares differ from those attaching to Ordinary Shares as follows:

>	the Redeemable Preference Shares carry no rights to receive dividends;

>	the holders of Redeemable Preference Shares have no rights to receive notices of, attend or vote at general meetings except in certain limited circumstances; they have one vote for every 50,000 Redeemable Preference Shares held;

>	on a distribution of assets of the Company, on a winding-up or other return of capital (subject to certain exceptions), the holders of Redeemable Preference Shares have priority over the holders of Ordinary Shares to receive the capital paid up on those shares; and

>	subject to the provisions of the Companies Act 1985, the Company has the right to redeem the Redeemable Preference Shares at any time on giving not less than seven days’ written notice.

Action necessary to change the rights of shareholders
In order to vary the rights attached to any class of shares, the consent in writing of the holders of three quarters in nominal value of the issued shares of that class or the sanction of an extraordinary resolution passed at a general meeting of such holders is required.

Annual general meetings and extraordinary general meetings
Annual general meetings and extraordinary general meetings where a special resolution is to be passed or a Director is to be appointed require 21 clear days’ notice to shareholders. All other extraordinary general meetings require 14 clear days’ notice.

For all general meetings, a quorum of two shareholders present in person or by proxy is required.

Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to general meetings.

Limitations on the rights to own shares
There are no limitations on the rights to own shares.

Designed by Addison Corporate Marketing Ltd

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AstraZeneca Annual Report and Form 20-F Information 2004	Cross Reference to Form 20-F

Cross Reference to Form 20-F

The information in this document that is referenced on this page is included in AstraZeneca’s Form 20-F for 2004 (2004 Form 20-F) and is filed with the Securities and Exchange Commission (SEC). The 2004 Form 20-F is the only document intended to be incorporated by reference into any filings by AstraZeneca under the Securities Act of 1933, as amended. References to major headings include all information under such major headings, including subheadings. References to subheadings include only the information contained under such subheadings. Graphs are not included unless specifically identified. The 2004 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed comment upon the accuracy or adequacy of the 2004 Form 20-F. The 2004 Form 20-F filed with the SEC may contain modified information and may be updated from time to time.

Item			Page	Item			Page

3	Key Information			9	The Offer and Listing

	A.	Selected financial data			A4.	Price history of listed stock
		Financial Highlights	7			Shareholder Information	148
		Group Financial Record	136		C.	Markets
		Shareholder Information	147			Shareholder Information	148
	D.	Risk factors	155
				10	Additional Information
4	Information on the Company
					B.	Memorandum and Articles of Association	160
	A.	History and development of the Company	160		C.	Material contracts	n/a
		Financial Review – Investments, divestments and capital expenditure	40		D.	Exchange controls and other limitations affecting security holders	152
		Note 9 – Tangible fixed assets	87		E.	Taxation	151
		Note 24 – Disposal of business operations	97		H.	Documents on display	151
	B.	Business overview			I.	Subsidiary information
		Operational Review	11			Principal Subsidiaries	124
	C.	Organisational structure
		Directors’ Report	52	11	Quantitative and Qualitative Disclosures
		Principal Subsidiaries	124		about Market Risk
	D.	Property, plants and equipment
		Operational Review – Main Facilities	33		Financial Policies – Treasury		42

				12	Description of Securities other than
5	Operating and Financial Review and Prospects				Equity Securities		n/a

	A-F.	Operational Review	11
	A-F.	Financial Review	37
		Note 18 – Financial instruments	91	13	Defaults, Dividend Arrearages and Delinquencies		n/a

6	Directors, Senior Management and Employees			14	Material Modifications to the Rights of Security
					Holders and Use of Proceeds		n/a
	A.	Directors and senior management
		Board of Directors	8
	B.	Compensation		15	Controls and Procedures
		Directors’ Remuneration Report	60
		Note 28 – Post-retirement benefits	99		Directors’ Report – Internal Controls and
	C.	Board practices			Management of Risk		54
		Board of Directors	8
		Directors’ Remuneration Report	60	16	[Reserved]
		Directors’ Report	52
		Audit Committee’s Report	58		A.	Audit committee financial expert
	D.	Employees				Audit Committee’s Report	58
		Note 29 – Employee costs and share option plans for employees	104		B.	Code of ethics Directors’ Report – Code of Conduct	55
		Directors’ Report – Employees	56		C.	Principal accountant fees and services
	E.	Share ownership				Note 32 – Statutory and other information	119
		Directors’ Remuneration Report – Directors’ Interests in Shares	67		D.	Exemptions from the listing standards
		Note 29 – Employee costs and				for audit committees	n/a
		share option plans for employees	104		E.	Purchases of equity securities by the issuer
						and affiliated purchasers
						Note 34 – Called-up share capital of
						parent company	123
7		Major Shareholders and Related Party Transactions
				18	Financial Statements
	A.	Major shareholders
		Shareholder Information – Major shareholdings	149		Financial Statements (excluding Directors’
	B.	Related party transactions			responsibilities on page 70 and Auditor’s
		Shareholder Information – Related party			opinion on page 71)		72
		transactions	150
		Note 32 – Statutory and other information	119

8	Financial Information

	A.	Consolidated statements and other
		financial information
		Financial Statements (excluding Directors’
		responsibilities on page 70 and Auditor’s
		opinion on page 71)	72
	B.	Significant changes	n/a

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Contact information

Registered office
and corporate headquarters address
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
UK
Tel: +44 (0)20 7304 5000
Fax: +44 (0)20 7304 5183

R&D headquarters address
AstraZeneca AB
R&D Headquarters
SE-151 85 Södertälje
Sweden
Tel: +46 (0)8 553 260 00
Fax: +46 (0)8 553 290 00

Investor relations contacts
UK and Sweden: as above or e-mail
IR@astrazeneca.com
US:
Investor Relations
AstraZeneca Pharmaceuticals LP
1800 Concord Pike
PO Box 15438
Wilmington
DE 19850-5438
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

Registrar and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
UK
Tel (in the UK): 0870 600 3956
Tel (outside the UK): +44 121 415 7033

Swedish securities registration centre
VPC AB
PO Box 7822
SE-103 97 Stockholm
Sweden
Tel: +46 (0)8 402 9000

US depositary
JPMorgan Chase Bank
PO Box 43013
Providence
RI 02940-3013
US
Tel (toll free in the US): 888 697 8018
Tel: +1 (781) 575 4328

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